FIRST US | BANCSHARES, INC.

PARENT COMPANY OF FIRST US BANK

Notice and Proxy Statement
and
2022 Annual Report

FIRST US | BANCSHARES, INC.

Letter to Shareholders
2022 Annual Report

Dear Shareholder:

We are pleased to provide you with the Annual Report of First US Bancshares, Inc. (the "Company") for the year ended December 31, 2022. In many respects, the year was a success for our Company as we saw both significant improvement in the Company's earnings, as well as continued fortification and strengthening of the Company's balance sheet. The year was marked with many challenges economically, including the highest levels of inflation seen in 40 years and significant increases in interest rates. Geopolitical events continued to add uncertainty into the mix, and fears of a coming recession emerged. As we write this letter, recent bank failures are dominating the financial press, with the Federal Reserve and banking regulators stepping in to avert a liquidity crisis in the banking system.

It is indeed a challenging time; however, we remain very optimistic about the opportunities that we see for our Company's continued success and growth. For a number of years now, our management team has been building a fortress balance sheet that can weather the economic storms that will inevitably arise. We have also focused on putting people and processes in the right places to effectively manage the Company through difficult times. These efforts have already paid off through the resiliency demonstrated by our staff who worked through numerous challenges that arose during the COVID-19 pandemic, while also developing and revising strategies to enhance the Company's future earnings and efficiency.

A Look Back at 2022

The Company earned $1.06 per diluted common share in 2022, compared to $0.66 per diluted common share in 2021, an increase of 60.6%. The increase was driven by expense savings that were realized following strategic initiatives that were launched by the Company in the third quarter of 2021. These strategic initiatives, which included the cessation of new business at Acceptance Loan Company ("ALC"), closure of certain banking centers, and reorganization of the Company's retail banking, technology and deposit operations, were designed to improve the Company's operating efficiency, focus the Company's loan growth activities, and fortify asset quality.

Such strategic initiatives, and in particular, the cessation of business at ALC, began a significant transformation in the efficiency of our institution in 2022. The Company's non-interest expense was reduced by 14.3% in 2022, contributing to a reduction in the Company's efficiency ratio to 69.5% in 2022, compared to 80.9% in 2021. As we closed out the year, we were pleased to announce a 67% increase in the Company's dividend to $0.05 per share in the fourth quarter of 2022. The increase in the dividend was reflective of the Company's significantly improved profitability, and we continued this level of dividend payout during the first quarter of 2023.

While we have enjoyed the impact of our strategic efforts on earnings and efficiency, we are equally gratified by the impact that these initiatives have had on the strength of the Company's balance sheet. The credit quality of the Company's loan portfolio as of December 31, 2022 continued to be very strong. Loans in non-accrual status decreased by 17.8% in 2022, due in large part to the decrease in ALC's loan portfolio which has historically contained the highest level of credit losses in the Company's loan portfolio. While loan charge-offs increased at ALC following the closure of its branches, the reduction in ALC's loans will continue to have a very favorable impact on the Company's overall credit quality. Non-performing assets as a percentage of total assets dropped to 0.24% as of December 31, 2022, compared to 0.43% as of December 31, 2021.

Though ALC's loans were reduced in 2022, the Company continued to add earning assets through solid loan growth that totaled $64.2 million, or 9.0%, for the year. This loan growth served to offset reductions in yield as ALC's higher yielding assets paid down. In the second half of the year, as the rising interest rate environment began to take hold, earning assets repriced at a faster pace than interest-bearing liabilities, bolstering the Company's earnings. Net interest margin, which was expected to decrease due to the ALC strategy, totaled 4.07% for 2022, compared to 4.23% for 2021.

A Focus on Liquidity

While the current environment is putting liquidity pressure on the banking system, our investment securities portfolio continues to provide strong levels of liquidity, while augmenting the Company's earnings. Although the Company's cash balances swelled during 2020 and 2021 in the wake of the COVID-19 pandemic, our management team did not stretch out the duration of our investment securities portfolios to gain yield. Consequently, the average duration of the Company's portfolio was 3.5 years as of December 31, 2022, and the net unrealized loss on the Company's available-for-sale investment portfolio (captured, net of tax, in accumulated other comprehensive loss) totaled just 7.8% of amortized cost. This level of unrealized loss was reflected in relatively modest reductions in the Company's tangible common equity during 2022. As of December 31, 2022, tangible common equity as a percentage of tangible assets totaled 7.84%, compared to 8.63% as of December 31, 2021. We believe the Company's tangible equity level and relatively low level of unrealized losses in the securities portfolio are indicative of the overall health of our equity levels and will provide flexibility as we manage through the current liquidity crisis.

The Company benefits from a strong core deposit base and continues to maintain excess funding capacity sufficient to provide adequate liquidity for loan growth, capital expenditures and ongoing operations. In addition, should it be needed, we maintain access to funding sources through federal funds lines with correspondent banks, Federal Home Loan Bank advances and brokered deposits.

Outlook for 2023

As we move forward in 2023, we will be faced with several challenges, including rising interest expense, continued inflationary pressures resulting from massive post-pandemic economic stimulus, rising labor costs, and a slowing economy. One of the more significant challenges for the industry in 2023 will undoubtedly be managing through liquidity stresses while also managing the growing cost of funds. The competition for deposits is currently at a fierce level. We expect to see continued increases in deposit costs in the near term, and that will put continued pressure on net interest margin. In addition, given the economic environment, loan growth in 2023 is expected to be more tepid than it has been in recent years.

As the economy slows and interest rates stay at higher levels, we would also expect to see weakening of credit in the banking system. As that happens, we believe that our Company will benefit from the commitment to strong credit quality that we have insisted on for many years now. We will not be immune from the challenges that the entire banking industry is facing; however, we have managed our business to keep our widest set of options open. During times of uncertainty and upheaval, organizations that have more flexibility to react to changing circumstances will be more successful in the long run. We believe that we have built an institution that can react favorably in multiple circumstances and conditions. As we stated at the beginning of this letter, we are optimistic about the opportunities that lie ahead. Our optimism is grounded in the collective strength of our employees, managers, and directors who have a proven track record of managing well through uncertainty.

We look forward to reporting to you on our continued progress throughout the year.



Robert Stephen Briggs
Chairperson, Board of Directors

James F. House
Vice-Chairperson, President and CEO

FIRST US | BANCSHARES, INC.

TO OUR SHAREHOLDERS:

We will hold the 2023 Annual Meeting of Shareholders of First US Bancshares, Inc. (the "Company") at 10:00 a.m., Central Time, on Thursday, April 27, 2023. This year we will be conducting the annual meeting online via live webcast in order to allow our shareholders and other attendees to participate from any location. Details regarding how to participate in the virtual annual meeting and the business to be conducted are more fully described in the accompanying notice of the annual meeting and proxy statement.

We have enclosed a notice of the meeting, a proxy statement, a proxy card and the Annual Report to Shareholders for 2022 and hope that you will study the enclosed materials carefully and participate in the virtual meeting.

Whether or not you plan to participate in the meeting, please complete, sign and date the enclosed proxy card and return it as promptly as possible. You may return the proxy card by mail in the accompanying envelope, or you may vote your shares via the internet or by telephone. Please review the instructions on each of these options in the proxy statement and on your proxy card. You may revoke your proxy by voting during the meeting, by signing and delivering a later-dated proxy card, by giving written notice of revocation to the Secretary of the Company or by a later vote via the internet or by telephone at any time before the proxy is voted.

Sincerely,



Robert Stephen Briggs
Chairperson of the Board

James F. House
President and Chief Executive Officer

March 23, 2023

FIRST US BANCSHARES, INC.
3291 U.S. Highway 280
Birmingham, Alabama 35243
(205) 582-1200

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
to be held on
April 27, 2023

TO THE SHAREHOLDERS OF FIRST US BANCSHARES, INC.:

First US Bancshares, Inc. (the "Company") will hold its 2023 Annual Meeting of Shareholders (the "Annual Meeting") in a virtual format via live webcast on the internet on Thursday, April 27, 2023, at 10:00 a.m., Central Time, for the following purposes:

(1) to elect eleven (11) directors of the Company to serve for the ensuing year;

(2) to approve the First US Bancshares, Inc. 2023 Incentive Plan;

(3) to ratify the appointment of Carr, Riggs & Ingram, LLC as independent registered public accountants for the year ending December 31, 2023;

(4) to approve, on an advisory basis, the Company's executive compensation;

(5) to hold a non-binding advisory vote on the frequency of future advisory votes on executive compensation (every one, two or three years); and

(6) to transact such other business as may properly come before the Annual Meeting or any adjournments or postponements of such meeting.

The Board of Directors of the Company has fixed the close of business on March 8, 2023, as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting. A complete list of the shareholders of the Company will be available and open for examination by any shareholder of the Company during ordinary business hours beginning April 17, 2023.

All shareholders are cordially invited to participate in the virtual Annual Meeting. You will be able to attend the Annual Meeting online and submit your questions during the meeting by visiting https://meetnow.global/M6WNLYD. In order to participate, you will need the control number included on your Notice of Internet Availability of Proxy Materials or proxy card if you request a hard copy of the proxy materials. Information about the Annual Meeting, including further instructions on how to participate in the Annual Meeting, can be found at the following website: www.edocumentview.com/FUSB.

Whether or not you plan to participate during the Annual Meeting, you are requested to complete, sign and date the enclosed proxy card and send it promptly by mail in the envelope provided for this purpose, or vote your shares via the internet or by telephone using the instructions provided in the proxy statement and on your proxy card. The proxy may be revoked by voting during the Annual Meeting, by signing and delivering a later-dated proxy card, by giving written notice of revocation to the Secretary of the Company or by a later vote via the internet or by telephone at any time prior to the voting thereof.

By Order of the Board of Directors,

Beverly J. Dozier

Beverly J. Dozier
Corporate Secretary

Birmingham, Alabama
March 23, 2023

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE VIRTUAL ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 27, 2023: THE COMPANY'S PROXY STATEMENT AND 2022 ANNUAL REPORT ARE AVAILABLE AT www.edocumentview.com/FUSB.

PROXY STATEMENT
TABLE OF CONTENTS

FIRST US BANCSHARES, INC.
3291 U.S. Highway 280
Birmingham, Alabama 35243
(205) 582-1200

PROXY STATEMENT
FOR THE
2023 ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 27, 2023

INTRODUCTION

This Proxy Statement is furnished on or about March 23, 2023, by First US Bancshares, Inc. (the "Company") to the holders of common stock of the Company in connection with the 2023 Annual Meeting of Shareholders, and any adjournments or postponements thereof, to be held on Thursday, April 27, 2023, in a virtual format via live webcast on the internet (the "Annual Meeting"). The matters to be considered and acted upon are:

(1) the election of eleven (11) directors of the Company;

(2) the approval the First US Bancshares, Inc. 2023 Incentive Plan (the "2023 Incentive Plan");

(3) the ratification of the appointment of Carr, Riggs & Ingram, LLC as independent registered public accountants for the year ending December 31, 2023;

(4) the advisory approval of the Company's executive compensation;

(5) the non-binding advisory vote on the frequency of future advisory votes on executive compensation (every one, two or three years); and

(6) the transaction of such other business as may properly come before the Annual Meeting.

The Board of Directors of the Company (the "Board") is soliciting the proxy, which is revocable at any time before it is voted. You may revoke the proxy by voting during the virtual Annual Meeting, by signing and delivering a later-dated proxy card, by giving written notice of revocation to the Secretary of the Company or by a later vote via the internet or by telephone. We must, however, actually receive the written notice, later-dated proxy card or later internet or telephone vote before the vote of the shareholders during the Annual Meeting. We will vote all properly executed proxies delivered pursuant to this solicitation during the Annual Meeting and in accordance with instructions given, if any. If no instructions are given, we will vote the proxies as recommended by the Board – FOR all of the nominees listed in Proposal 1, FOR Proposals 2, 3 and 4, and for the option of "EVERY YEAR" as the preferred frequency of future advisory votes on executive compensation in Proposal 5 – and in accordance with the instructions of management as to any other matters that may come before the Annual Meeting.

To vote by proxy, you must do one of the following:

- Vote via the Internet. You may vote your shares via the internet at any time prior to the deadline noted on your proxy card by following the instructions on your proxy card. The website address for internet voting is indicated on your proxy card. Internet voting is available 24 hours a day.

- Vote by Telephone. You may vote your shares by telephone by calling the toll-free number listed on your proxy card on a touch-tone telephone at any time prior to the deadline noted on your proxy card. Easy-to-follow voice prompts enable you to vote your shares and confirm that your instructions have been properly recorded. Telephone voting is available 24 hours a day.

- Vote by Mail. If you choose to vote by mail, please complete, sign, date and return your proxy card in the accompanying envelope. Please promptly mail your proxy card to ensure that it is received prior to the Annual Meeting.

NOTE: If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in "street name," and these proxy materials are being forwarded to you by your broker, bank or other nominee who is considered the shareholder of record with respect to those shares. You must follow the instructions for voting your shares that you receive from your broker, bank or other nominee. Please refer to the section entitled "Voting Shares Held in 'Street Name'" for more information about how to vote your shares.

The Company will pay the cost of soliciting proxies. In addition to soliciting proxies by mail, we may solicit proxies by personal interview, telephone, facsimile and electronic communication. Banks, brokers or other nominees will forward the proxy materials to their principals or beneficial owners and obtain authorization for the execution of proxies. The Company will, upon request, reimburse banks, brokers and other nominees for their reasonable expenses in forwarding proxy materials to their principals or beneficial owners.

Shareholders Eligible to Vote

We are sending this Proxy Statement to shareholders of record as of the close of business on March 8, 2023. Only shareholders as of this date are eligible to vote during the Annual Meeting. At the close of business on March 8, 2023, there were 5,869,391 shares of common stock of the Company, par value $0.01 per share, outstanding and eligible to receive notice of and to vote at the Annual Meeting. Each shareholder is entitled to one vote in person or by proxy for each share of common stock held on all matters properly to come before the Annual Meeting.

How to Participate in the Annual Meeting

You will be able to attend the Annual Meeting online and submit your questions during the meeting by visiting https://meetnow.global/M6WNLYD. You also will be able to vote your shares online by attending the Annual Meeting by webcast. In order to participate, you will need the control number included on your Notice of Internet Availability of Proxy Materials or proxy card if you request a hard copy of the proxy materials. If you are a registered shareholder (i.e., you hold your shares through our transfer agent, Computershare), you do not need to register to attend the Annual Meeting virtually on the internet.

If you hold your shares through an intermediary, such as a bank or broker, and do not have a control number, you must register in advance by following the instructions outlined below. To register to attend the Annual Meeting online, you must submit proof of your proxy power (legal proxy) reflecting your First US Bancshares, Inc. holdings along with your name and email address to Computershare. Requests for registration must be labeled as "Legal Proxy" and be received no later than 4:00 p.m. (Central Time), on April 24, 2023. You will receive a confirmation of your registration by email after Computershare receives your registration materials.

Requests for registration should be directed to Computershare at the following:

- By email: Forward the email from your broker, or attach an image of your legal proxy, to legalproxy@computershare.com

- By mail: Computershare, First US Bancshares, Inc. Legal Proxy, P.O. Box 43001, Providence, RI 02940-3001

Information About a Quorum

At the Annual Meeting, the presence of a majority of the outstanding shares of the Company's common stock entitled to vote, represented in person or by proxy, shall constitute a quorum for the transaction of business. If a quorum is not present, or if the Chairperson of the Annual Meeting decides that more time is necessary for the solicitation of proxies, then the Chairperson may adjourn the Annual Meeting, with or without a shareholder

vote. Alternatively, if there is a shareholder vote to adjourn the Annual Meeting based on the absence of a quorum, the named proxies will vote all shares of common stock for which they have voting authority in favor of the adjournment.

Vote Required to Approve Proposals

Assuming the presence of a quorum, the directors of the Company will be elected by a plurality of the shares represented at the Annual Meeting and entitled to vote in the election of directors – in other words, the director nominees receiving the most votes will be elected (Proposal 1). The approval of the adoption of the 2023 Incentive Plan (Proposal 2) and the ratification of the appointment of Carr, Riggs & Ingram, LLC as independent registered public accountants for the year ending December 31, 2023 (Proposal 3) will require the affirmative vote of a majority of the shares represented at the Annual Meeting in person or by proxy and entitled to vote on the matter. Proposal 4 calls for the advisory (non-binding) approval of the Company's executive compensation and will require for adoption the affirmative vote of a majority of the shares represented at the Annual Meeting in person or by proxy and entitled to vote on the matter. Although there is no voting standard directly applicable to Proposal 5 (advisory vote on frequency of future say-on-pay votes), the option of "every year," "every two years" or "every three years" that receives the highest number of votes cast will be considered the frequency that has been approved by the shareholders on an advisory basis.

Following the Annual Meeting, we will file a Current Report on Form 8-K with the Securities and Exchange Commission (the "SEC") to disclose the results of voting on each proposal, as required by applicable rules.

Abstentions

A shareholder may abstain from voting or withhold his or her vote, as applicable (collectively, "abstentions"), with respect to each item submitted for shareholder approval, including the election of directors. Abstentions will be counted as present for purposes of determining the existence of a quorum but will be counted as not voting on any proposal brought before the Annual Meeting. Based on the plurality voting standard, abstentions will have no effect on the election of directors (Proposal 1). An abstention as to the adoption of the 2023 Incentive Plan (Proposal 2), the ratification of the appointment of Carr, Riggs & Ingram, LLC as independent registered public accountants for the year ending December 31, 2023 (Proposal 3) and the advisory approval of the Company's executive compensation (Proposal 4) will have the same effect as voting against these proposals, given that the outcome of each proposal is determined by the shares represented at the Annual Meeting and entitled to vote on the matter. Abstentions will not affect the outcome of the advisory vote on the frequency of future say-on-pay votes (Proposal 5).

Voting Shares Held in "Street Name"

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in "street name," and these proxy materials are being forwarded to you by your broker, bank or other nominee who is considered the shareholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote, and you are also invited to participate in the virtual Annual Meeting. Your broker, bank or other nominee has enclosed a voting instruction card for you to use in directing the broker, bank or other nominee regarding how to vote your shares. If you hold your shares in "street name," it is critical that you return the voting instruction card as directed by your broker, bank or other nominee if you want your votes to count in the election of directors (Proposal 1), with respect to the adoption of the 2023 Incentive Plan (Proposal 2) and with respect to the non-binding advisory votes regarding the Company's executive compensation and the frequency of future say-on-pay votes (Proposals 4 and 5).

Under applicable law, if you hold your shares in "street name" and do not indicate to your broker, bank or other nominee how you want your shares to be voted in the election of directors (Proposal 1), with respect to the adoption of the 2023 Incentive Plan (Proposal 2) or the executive compensation matters (Proposals 4 and 5), then

your broker, bank or other nominee may not vote on these matters. **Therefore, if you hold your shares in "street name" and do not instruct your bank, broker or other nominee on how to vote in the election of directors, for the approval of the adoption of the 2023 Incentive Plan or with respect to the executive compensation matters, your shares will not be voted with respect to such matters or on any other proposal with respect to which your broker, bank or other nominee does not have discretionary authority (resulting in a "broker non-vote").**

Broker non-votes are counted for general quorum purposes but are not deemed to be present with respect to any matter for which a broker does not have discretionary authority to vote. Broker non-votes will not be counted for purposes of the election of directors (Proposal 1) or with respect to the adoption of the 2023 Incentive Plan (Proposal 2) and will have no effect on the outcome of such proposals. Broker non-votes will not be taken into account in determining the outcome of the non-binding advisory votes regarding executive compensation and the frequency of future say-on-pay votes (Proposals 4 and 5). Your bank, broker or other nominee will continue to have discretion to vote any uninstructed shares on the ratification of the appointment of Carr, Riggs & Ingram, LLC as our independent registered public accountants for the year ending December 31, 2023 (Proposal 3); therefore, there should be no broker non-votes with respect to this item.

PROPOSAL 1
ELECTION OF DIRECTORS

The Company's Bylaws provide that the Board shall consist of not less than three (3) and not more than twenty-five (25) directors, and, if a number is not fixed by the Board, the Bylaws state that there shall be sixteen (16) directors. There are currently eleven (11) directors serving on the Board. All current members of our Board will stand for reelection at the Annual Meeting. The Nominating and Corporate Governance Committee and the Board have both determined that a Board consisting of eleven (11) persons is practical and efficient at this point in time.

Based on the nominations of the Nominating and Corporate Governance Committee, the Board recommends that the shareholders elect the eleven (11) director nominees named below to hold office until the 2024 Annual Meeting of Shareholders of the Company and until their successors are elected and qualified. Unless "Withhold" is noted as to all or some of the nominees, proxies will be voted at the Annual Meeting FOR the election of the eleven (11) nominees to the Board. Shareholders may not vote for a greater number of persons than the number of nominees named. **THE BOARD RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF THE ELEVEN (11) NOMINEES.**

While we know of no reason why any nominee would be unable to serve as a director, if, before the voting during the Annual Meeting, any person nominated to be elected as a director is unable to serve, then the shares that would otherwise be voted for that person may be voted for the election of a substitute person recommended by the Board.

The following provides certain biographical information about the individuals who have been nominated for election as directors of the Company. The biographical information for each of the nominees below contains a description of the individual's service as a director; business experience; director positions held currently or at any time during the last five years, if applicable, with a company registered pursuant to Section 12 or Section 15(d) of the Securities Exchange Act of 1934, as amended, or an investment company; information regarding involvement in certain legal or administrative proceedings, if applicable; and the experiences, qualifications, attributes and skills that caused the Board to determine that the individual should serve as a director. The stock ownership with respect to each nominee is set forth in the table entitled "Security Ownership of Certain Beneficial Owners and Management" that appears in this Proxy Statement.

Following the Annual Meeting, the Company, as the sole shareholder of First US Bank (the "Bank"), intends to reelect all of the newly-elected directors of the Company as directors of the Bank. Information regarding the executive officers of the Company who are not directors is also provided below.

Information About Director Nominees

Robert Stephen Briggs
Chairperson of the Board
Director since 2014
Age 73

Mr. Briggs has more than 40 years of experience in the insurance industry, serving as a field agent, general manager and company executive. In 2008, after his retirement from Protective Life Corporation as an Executive Vice President, Mr. Briggs founded Petra Life Services, Inc., which provides insurance, financial and investment consulting services, and he has served as its President and Chief Executive Officer since its formation. In addition, Mr. Briggs is Chief Executive Officer of Longevity Quest, Inc., which provides longevity analysis for wellness management and longevity planning. He is a former member of the board of directors of American United Mutual Insurance Holding Company, having served as lead independent director, a member of the executive committee, chair of the governance and nominating committee and chair of the compensation committee before retiring in 2021.

The Board believes that Mr. Briggs' leadership experience and knowledge of financial services resulting from his career in the insurance industry enable him to provide valuable insight to the Board.

Sheri S. Cook
Director since 2014
Age 55

Ms. Cook has served as Senior Vice President of Human Resources for Altec, Inc., an equipment and service provider based in Birmingham, Alabama, since 2008. From April 2008 to July 2013, she served as Altec's Director of Corporate Finance. Previously, Ms. Cook worked in the corporate finance, internal audit and investor relations departments of Protective Life Corporation, and also worked for Kinetic Partners, LLC and Sonat, Inc.

The Board believes that Ms. Cook's management experience and practical knowledge gained through her employment in several finance-related roles at companies in various industries allow her to provide valuable insight and expertise to the Board.

John C. Gordon
Director since 1997
Age 65

Mr. Gordon has been self-employed, performing forestry, timberland and investment services for Forest Services, Inc. (property and land management) since 1994 and for SS&J Land Co., Inc. since 1998. Mr. Gordon serves as president of both entities.

Mr. Gordon's business management, investment and risk assessment skills obtained from his leadership of these companies and his experience in the forestry business are all valuable to the Board.

David P. Hale
Director since 2017
Age 65

Dr. Hale served as a Professor of Management Information Systems and Endowed MIS Fellow in the Culverhouse College of Business and the Manderson Graduate School of Business at The University of Alabama, where he was on the faculty from 1995 until his retirement in 2022. In this role, he co-developed and led the Management Information Systems program, which has been recognized as one of the top programs of its type nationally. He was also Director of the Aging Systems Center of Excellence. In addition, Dr. Hale has been and is currently engaged by various commissions and task forces of federal and state governments, as well as numerous private sector companies, for initiatives relating to economic development and information technology, among other matters.

The Board believes that Dr. Hale's knowledge and experience in the area of information technology are valuable assets and resources for the Company and the Board.

James F. House Vice Chairperson of the Board Director since 2011 Age 70	Mr. House became a director of the Company pursuant to an employment agreement among the Company, the Bank and Mr. House dated November 7, 2011, and Mr. House has served as President and Chief Executive Officer of the Company and the Bank since that date. Mr. House has extensive experience in the banking industry. From May 2009 until November 2011, he served as Florida Division President of BankTrust. From 2005 until 2009, Mr. House was a business consultant focusing on management, investments and commercial and consumer lending issues. Prior to that, he held numerous executive and senior management positions with SouthTrust Bank, including Executive Vice President, General Bank Commercial (2003-2004); Chief Executive Officer, Urban West Region (2002-2003); Chief Executive Officer, North Alabama/Tennessee Region (2000-2001); Chief Executive Officer, Birmingham Market Bank (1999-2003); and Chairman and Chief Executive Officer, SouthTrust Bank of Dothan, N.A. (1994-1998). The Board believes that, from these years of experience in a number of positions and areas in banking and his senior executive-level services to the Company and the Bank, Mr. House has gained an intimate knowledge of the banking industry and, more specifically, the business and operations of the Company and the Bank, which provides valuable insight to the Board.
Marlene M. McCain Director since 2021 Age 65	Ms. McCain is a Certified Public Accountant and is currently providing contract services to a large non-profit organization in Birmingham, Alabama. She retired from public accounting in 2017 after serving as a member of Warren Averett, LLC for 14 years. Ms. McCain has over 40 years of accounting experience, including almost 30 years in public accounting, where she specialized in accounting and consulting services to a wide range of financial services entities (banks, credit unions, brokers/RIAs, and mortgage and insurance entities), in addition to health care, technology, retail and nonprofit organizations. Prior to Warren Averett, she spent ten years working as a Vice President of Finance or Group Controller for two large companies in the Birmingham area. Ms. McCain has served as both chair and commissioner of the Alabama Securities Commission, as well as the chair and a board member of the Alabama Society of Certified Public Accountants (ASCPA) and the ASCPA Educational Foundation. She served a one-year term on the American Institute of Certified Public Accountants (AICPA) Board of Directors. She also received the prestigious AICPA Woman to Watch – Experienced Leader Award in 2011 and served as a past president and board member of the American Society of Women Accountants. Ms. McCain has always been active in the community, with her primary focus on volunteer activities for certain nonprofit organizations. Ms. McCain's extensive public accounting experience, as well as her management experience and practical knowledge gained through her employment in finance-related roles at various companies, give her a wide range of accounting, financial, capital markets, risk assessment and other executive management experience and skills, all of which provide valuable insight and expertise to the Board.
J. Lee McPhearson Director since 2009 Age 69	Mr. McPhearson has worked as an attorney since 1978 and he is currently practicing in Butler, Alabama. Mr. McPhearson also serves as County Attorney for Choctaw County, Alabama. From 1995 until 2002, Mr. McPhearson served as Circuit Judge for the First Judicial Circuit of the State of Alabama and previously served from 1981 until 1987 as District Attorney for the First Judicial Circuit. Mr. McPhearson is currently actively involved in timber and real estate enterprises, including McPhearson Land and Timber Company, LLC, of which he is the managing member, and MJM Development, LLC, of which he is the secretary and member. He also helps oversee and manage the

timber operations and oil and gas interests on land that comprises property in Choctaw County, Alabama, and Wayne County, Mississippi.

Mr. McPhearson's experience as a legal practitioner, which involves some representation and advising of business entities, as well as his knowledge and understanding of the communities served by the Company and the Bank gained through his time on the bench, contribute greatly to the Board. Additionally, Mr. McPhearson's experience in the timber and real estate industries provides valuable insight to the Board regarding land and timber valuations and market conditions, which are important to the business of the Company and the Bank.

Jack W. Meigs
Director since 1997
Age 65

Mr. Meigs served as Circuit Judge for the Fourth Judicial Circuit of the State of Alabama from 1991 until his retirement in April 2016. He has been engaged in the private practice of law since April 2016.

The Board believes that Mr. Meigs' extensive legal experience in the local area, both as a practitioner and as a judge, provides him with a wide range of management skills and knowledge on topics important to businesses, which contribute greatly to the composition of the Board.

Aubrey S. Miller
Director since 2014
Age 70

Mr. Miller currently serves as President of Higher Ground Non-Profit Consulting Group and Senior Pastor of the Faith Church at Midfield in Birmingham, Alabama. Previously, he served as President of the Shelby County, Alabama Board of Education, a position to which he was elected, from 2009 until 2022. Mr. Miller also served as Executive Director of the Juvenile Diabetes Research Foundation in Birmingham, Alabama from 2009 until his retirement in July 2015 and served as the Senior Vice President of Financial Development for the YMCA of Greater Birmingham until retiring in 2020. He also served as President and Chief Development Officer of the Baptist Health Foundation in Birmingham from 2005 to 2008.

The Board believes that Mr. Miller's extensive experience in leading multiple organizations and in effectively creating and implementing budgets and strategic plans allows him to provide valuable insight and advice to the Board.

Donna D. Smith
Director since 2014
Age 74

Ms. Smith served as the Vice President of Human Resources and Ethics for Alabama Power Company from 2010 until her retirement in February 2014 and as Human Resources Director of Alabama Power Company and Southern Company Generation for several years prior to that. She also served on the board of directors of the Alabama Power Company Foundation and remains active in leadership positions with several philanthropic organizations and boards, including serving on the board and audit/compensation committee of McKinney Communications Company since 2017.

The Board believes that Ms. Smith brings a valuable perspective to the Board as a result of her extensive experience in a highly-regulated industry, deep and broad business experience as an executive at one of the largest employers in the state of Alabama and strong history of community involvement.

Bruce N. Wilson
Director since 1997
Age 68

Mr. Wilson is a practicing attorney and the senior member in the law firm of Wilson, Drinkard & Drinkard, LLC, where he has worked since 1993.

Through his law practice, Mr. Wilson has represented and continues to represent business and corporate clients throughout all phases of their operations. He counsels clients on various real estate, industrial and economic development, and budgetary and auditing issues. The Board believes that Mr. Wilson's experience and understanding of these issues enable him to provide valuable insight to the Board.

Information About Executive Officers Who Are Not Also Directors

Thomas S. Elley Age 51	Mr. Elley has served as the Vice President, Chief Financial Officer, Principal Accounting Officer, Treasurer and Assistant Secretary of the Company and Senior Executive Vice President, Chief Financial Officer, Treasurer, Assistant Secretary and Investment Officer of the Bank since October 2013. In May 2022, he was named Senior Executive Vice President of the Company. Prior to his employment with the Company and the Bank, Mr. Elley served as the Vice President, Accounting Policy Manager and Line of Business Controller at Regions Financial Corporation in Birmingham, Alabama. From January 2000 to August 2010 and from April 2011 to May 2013, Mr. Elley served in various roles in the audit practice at Deloitte & Touche LLP, including Senior Manager, where he focused on Securities and Exchange Commission reporting, regulatory accounting and internal control audits under the Sarbanes-Oxley Act of 2002. From August 2010 to March 2011, Mr. Elley held the position of Impaired Loan Accounting Specialist with Iberiabank Corporation in Birmingham, Alabama. Mr. Elley also has prior experience as a compliance officer and loan analyst for financial institutions and is a Certified Public Accountant.
William C. Mitchell Age 57	Mr. Mitchell was named Senior Executive Vice President, Consumer Lending in September 2022, after previously serving in this role from January 2020 to August 2020. Mr. Mitchell served as Senior Executive Vice President, Consumer Banking from August 2020 to September 2022. Mr. Mitchell served as President and Chief Executive Officer of the Bank's subsidiary, Acceptance Loan Company, Inc. ("ALC"), from February 2008 to January 2020, and as Interim President and Chief Executive Officer of ALC from November 2007 to February 2008. Mr. Mitchell worked for ALC from May 1997 until he transferred to the Bank in January 2020.
Eric H. Mabowitz Age 64	Mr. Mabowitz joined the Bank in March 2008 and currently serves as the Senior Executive Vice President, Chief Risk Officer, Chief Compliance Officer, and CRA Officer. Mr. Mabowitz served as Executive Vice-President, South Alabama Market Executive from January 2016 until his appointment as Chief Risk Officer in January 2020. Prior to his employment with the Bank, Mr. Mabowitz was President and Chief Operating Officer of Premier Bank of the South from 2007 to 2008. He was employed by First Community Bank from 2006 to 2007 as Executive Vice President, Administration and from 2001 to 2006 as Executive Vice President, Chief Credit Officer. Mr. Mabowitz was employed by Renasant Bank from 1997 to 2001 and held several positions in credit administration.
Beverly J. Dozier Age 58	Ms. Dozier has served as Vice President, Corporate Secretary and Assistant Treasurer of the Company since October 2009. In May 2022, she was named Senior Vice President of the Company. She served as Senior Vice President, Executive Administration and Corporate Secretary of the Bank until January 1, 2020, when she was named Senior Vice President, Thomasville Market Executive, Corporate Secretary, and Assistant Treasurer of the Bank. Ms. Dozier has served the Bank in numerous capacities since 1984, including working as a loan officer and mortgage originator.

None of the directors or executive officers are related to any other director or executive officer of the Company.

CORPORATE GOVERNANCE

The Company is committed to having sound corporate governance principles. Operating in accordance with such principles is essential to running the Company's business effectively and to maintaining the Company's integrity in the marketplace. The Company's Board has adopted a Code of Business Conduct and Ethics that sets forth basic principles to guide the Company's and the Bank's employees, including the Chief Executive Officer, the Chief Financial Officer and other senior executive officers, in their conduct and compliance with applicable laws and governance principles. A copy of the Code of Business Conduct and Ethics is available on our website at https://www.fusb.com under the tabs "Investors – Governance – FUSB Policies." We will furnish any person without charge, upon written request, a copy of the Code of Business Conduct and Ethics. In the event the Company amends or waives any of the provisions of the Code of Business Conduct and Ethics applicable to our Chief Executive Officer, the Chief Financial Officer and other senior executive officers that relate to any element of the definition of "code of ethics" enumerated in Item 406(b) of Regulation S-K under the Securities Exchange Act of 1934, as amended, the Company intends to disclose these actions on the Company's website.

The following is a summary of the Company's director independence standards, the Board and committee structure, the director nomination process and the procedures for shareholders to follow to communicate with the Board.

Director Independence

The Nasdaq Stock Market, LLC, the exchange on which the Company's common stock is listed ("Nasdaq"), requires that a majority of the Company's Board members be "independent." Accordingly, because the Board currently has eleven (11) members, at least six (6) of the directors must be independent. In accordance with Nasdaq's listing rules, a director is not considered to be independent unless the Board determines that the director has no relationship with the Company or its subsidiaries (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company or any of its subsidiaries) that would interfere with the exercise of the director's independent judgment in carrying out the responsibilities of a director. Members of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee also must meet the applicable independence tests in the Nasdaq listing rules and the federal securities laws.

The Board has determined that none of the directors standing for reelection, with the exception of Mr. House, has any material relationship with the Company or any of its subsidiaries (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company or any of its subsidiaries) that would interfere with the exercise of independent judgment in carrying out his or her responsibilities. In making this determination, the Board considered transactions and relationships between each director or his or her immediate family and the Company and its subsidiaries. The purpose of this review was to determine whether any such transactions or relationships were material and possibly inconsistent with a determination that the director was independent. Mr. House is not independent because of his employment as the President and Chief Executive Officer of the Company and the Bank.

While conducting its review of director independence, the Board specifically considered the relationship between the Company and Wilson, Drinkard & Drinkard, LLC, a law firm in which Mr. Wilson is the senior member and that has provided legal services to the Company and its subsidiaries in the past. The Company's fee arrangement with this firm is negotiated on the same basis and is subject to the same terms and conditions as arrangements with other outside legal counsel for similar types of legal work. During 2022, the Company paid no legal fees to Wilson, Drinkard & Drinkard, LLC. Based on this review, the Board concluded that the Company's relationship with this firm does not interfere with Mr. Wilson's exercise of independent judgment in carrying out the responsibilities of a director.

Company Leadership Structure

The business of the Company is managed under the direction of the Board, which is elected by our shareholders. The basic responsibility of the Board is to lead the Company by exercising its business judgment to

act in what each director reasonably believes to be the best interests of the Company and its shareholders. Leadership is important to the effective operation of the Board for the benefit of the Company. The role of the Chairperson includes providing continuous feedback on the direction, performance and strategy of the Company, presiding over meetings of the Board, setting the Board's agenda with management and leading the Board in anticipating and responding to risks faced by the Company.

The roles of Chief Executive Officer and Chairperson of the Board have been separated since the Company became a publicly-traded company. While the Board believes that the Chief Executive Officer should be a member of the Board, the Board considers it to be advantageous to independence, oversight and objectivity to have a separate, independent board member to serve as Chairperson or, if the individual elected as Chairperson is not independent, to elect a lead independent director. Mr. House, the President and Chief Executive Officer of the Company and the Bank, was elected as Vice Chairperson of the Board in November 2022. The Board believes that this leadership structure will enhance communication and cooperation among the directors and members of management. The Board may reconsider this leadership structure from time to time based on then-current considerations.

Risk Oversight

The Company is exposed to a number of risks and regularly undertakes a review to identify and evaluate these risks and develop plans to manage them effectively. While the Chief Executive Officer has overall responsibility for risk assessment, management and prioritization, the Board has an active role in the risk oversight process.

The Board regularly reviews information regarding the Company's financial, credit, liquidity, operational, legal, regulatory, compliance, reputational and strategic risks based on reports from management, including the Chief Executive Officer and the Chief Financial Officer. The Audit Committee is primarily responsible for overseeing the Company's enterprise risk management ("ERM") program, including the process by which management assesses, prioritizes and manages the Company's material risks, and receives periodic reports from the Chief Risk Officer on the status of the ERM program. Certain other committees of the Board are responsible for specific oversight of the risk oversight process when a particular risk falls within the purview of that particular committee. The Audit Committee reviews the Company's financial risks (including risks required to be monitored under the Sarbanes-Oxley Act) and risks relating to financial reporting, audit matters and internal controls. The Nominating and Corporate Governance Committee specifically oversees risks associated with the independence of Board members, potential conflicts of interest and governance items. The Compensation Committee of the Board oversees the management of risks relating to the Company's compensation policies, plans, and practices, including executive compensation. The Retail, Operation and Compliance Committee of the Bank's Board of Directors oversees risk management policies with respect to retail products and operational functions, along with certain compliance and audit functions. The Information Technology Steering Committee oversees information technology services, cybersecurity and third-party technology risk exposure of the Bank. The Directors' Loan Committee oversees risks relative to certain loan and credit functions and approval processes of the Bank. The conclusions of each Board committee with respect to issues falling within the purview of that particular committee are brought to the attention of all Board members at the regularly-scheduled meetings of the Board. This enables the Board and its committees to coordinate with respect to the risk oversight function and responsibility.

Board Structure and Committees

The Board conducts its business through meetings of the Board and Board committees. Further, executive sessions of the independent directors of the Board are to be held at least two times a year and otherwise as needed. These sessions are chaired by the Chairperson of the Board or another independent director selected by a majority of the independent directors.

11

During 2022, the Board met 11 times in regularly scheduled meetings and held one special meeting. All of the incumbent directors attended at least 75% of the aggregate of the total number of meetings of the Board and the total number of meetings held by all committees of the Board on which he or she served during the year.

Directors are encouraged but not required to attend the Annual Meeting of Shareholders each year. All individuals then serving as the Company's directors attended the Company's 2022 Annual Meeting of Shareholders held on April 28, 2022.

Audit Committee

The Audit Committee assists the Board with its oversight responsibilities with respect to the financial reports and other financial information provided by the Company to its shareholders and others, the Company's financial policies and procedures and disclosure controls and procedures, the Company's system of internal controls and the Company's auditing, accounting and financial reporting processes. The Audit Committee operates under a written charter, a copy of which is posted on the Company's website at https://www.fusb.com under the tabs "Investors – Governance – FUSB Policies." The Audit Committee is required on an annual basis to review and reassess the adequacy of its charter and recommend any changes to the full Board. The Audit Committee last reviewed and assessed the adequacy of its charter on March 10, 2023. The Audit Committee met eleven times during 2022. The Audit Committee Report appears later in this Proxy Statement.

Certain Nasdaq listing rules and the federal securities laws require that at least one member of the Audit Committee must have an understanding of generally accepted accounting principles and financial statements, the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves, experience preparing, auditing, analyzing or evaluating financial statements or experience actively supervising one or more persons engaged in such activities, an understanding of internal control over financial reporting and an understanding of audit committee functions. The Board has determined that currently Robert Stephen Briggs and Marlene M. McCain each has the requisite attributes of an "audit committee financial expert."

The current members of the Audit Committee are Marlene M. McCain, Chairperson, Robert Stephen Briggs, J. Lee McPhearson, Jack W. Meigs and Aubrey S. Miller. The Board has carefully evaluated the backgrounds of the members of the Audit Committee and determined that such members qualify as "independent," as defined in the applicable Nasdaq listing rules, and such members satisfy the heightened independence standards under SEC rules.

Compensation Committee

The Compensation Committee assists the Board in overseeing and determining executive compensation. Among other responsibilities, the Compensation Committee reviews, recommends and approves salaries and other compensation of the Company's executive officers and administers the Company's equity compensation plans that may be in place from time to time. The Chief Executive Officer assists the Compensation Committee with determining the amount of compensation to be paid to the other executive officers but does not play a role in the final determination or approval of his own compensation. The Compensation Committee operates under a written charter, a copy of which is posted on the Company's website at https://www.fusb.com under the tabs "Investors – Governance – FUSB Policies." The Compensation Committee is required on an annual basis to review and reassess the adequacy of its charter and recommend any changes to the full Board. The Compensation Committee last reviewed and assessed the adequacy of its charter on March 10, 2023. The Compensation Committee met five times during 2022. The Compensation Committee Report appears later in this Proxy Statement.

The Compensation Committee has reviewed the Company's compensation programs, plans and practices for all of its employees as they relate to risk management and risk-taking initiatives to ascertain if they serve to

encourage or incentivize risks that are "reasonably likely to have a material adverse effect" on the Company. As a result of this process, the Compensation Committee concluded and informed the Board that, based on the Company's current compensation programs, plans and practices, there are no such risks.

The current members of the Compensation Committee are Bruce N. Wilson, Chairperson, Sheri S. Cook, Jack W. Meigs, Aubrey S. Miller and Donna D. Smith. The Board has carefully evaluated the backgrounds of the members of the Compensation Committee and determined that such members qualify as "independent," as defined in the applicable Nasdaq listing rules and as defined in the committee's charter.

Nominating and Corporate Governance Committee

Among other responsibilities, the Nominating and Corporate Governance Committee (previously called the Executive, Nominating, and Corporate Governance Committee) reviews and recommends the selection of directors and members of committees of the Board and reviews and establishes the governance practices of the Company. The Nominating and Corporate Governance Committee operates under a written charter, a copy of which is posted on the Company's website at https://www.fusb.com under the tabs "Investors – Governance – FUSB Policies." The Nominating and Corporate Governance Committee is required on an annual basis to review and reassess the adequacy of its charter and recommend any changes to the full Board. The Nominating and Corporate Governance Committee last reviewed and assessed the adequacy of its charter on March 10, 2023. The Nominating and Corporate Governance Committee met seven times during 2022.

The members of the Nominating and Corporate Governance Committee are John C. Gordon, Chairperson, J. Lee McPhearson, Jack W. Meigs, Aubrey S. Miller and Bruce N. Wilson. The Board has carefully evaluated the backgrounds of the members of the Nominating and Corporate Governance Committee and determined that such members qualify as "independent," as defined in the applicable Nasdaq listing rules, including the heightened independence standards applicable to members of compensation committees of listed companies.

Executive Committee

Among other responsibilities, the Executive Committee, created in November 2022, provides advice to the executive officers of the Company and takes actions on behalf of the Board between meetings of the Board. The Executive Committee is required on an annual basis to review and reassess the adequacy of its charter and recommend any changes to the full Board. The Executive Committee met one time during 2022.

The members of the Executive Committee are Robert Stephen Briggs, Chairperson, James F. House, Sheri S. Cook, David P. Hale, Marlene M. McCain and Donna D. Smith.

Consideration of Director Nominees

Criteria and Diversity

Criteria that are used by the Nominating and Corporate Governance Committee in connection with evaluating and selecting new directors include factors relating to whether the candidate would meet the definition of "independent," as defined by the applicable Nasdaq listing rules, as well as the candidate's skills, occupation and experience in the context of the needs of the Board. The Board believes that the backgrounds and qualifications of the directors, considered as a group, should provide a significant composite mix of experience, knowledge and abilities that will allow the Board to fulfill its responsibilities.

The Nominating and Corporate Governance Committee continually reviews the qualifications and responsibilities of all directors in consideration of the Board's overall responsibility to shareholders. Although neither the Board nor the Nominating and Corporate Governance Committee has a formal policy with regard to the consideration of diversity in identifying director nominees, the director nomination process is designed to

ensure that the Board considers members with diverse backgrounds, including race, ethnicity, gender, education, skills and experience, with a focus on appropriate financial and other expertise relevant to the Company's business. Following the Annual Meeting, the Board will include three females and one racially or ethnically diverse member (representing 36% of directors). The Nominating and Corporate Governance Committee also considers issues of relevant experience, intelligence, independence, commitment, integrity, diligence, conflicts of interest, age, compatibility with the Company's other Board members and management team, understanding of the Company's business and culture, the ability to act in the best interests of the shareholders, and other factors deemed relevant. The goal of this process is to assemble a group of directors with deep, varied experience, sound judgment and commitment to the success of the Company. For a discussion of the individual experience and qualifications of our directors, refer to "Proposal 1 – Election of Directors" in this Proxy Statement.

Process for Identifying and Evaluating Director Nominees

The process followed by the Nominating and Corporate Governance Committee to identify and evaluate candidates includes requests to Board members and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates, and interviews of selected candidates by members of the Nominating and Corporate Governance Committee and the Board. Assuming that the appropriate biographical and background material discussed below is provided on behalf of candidates recommended by shareholders, the Nominating and Corporate Governance Committee will evaluate those candidates by applying substantially the same criteria and following substantially the same process as that used for candidates submitted by Board members.

The following diversity statistics relate to the incumbent directors who are standing for re-election at the 2023 Annual Meeting and are reported in the standardized disclosure matrix that is required by Nasdaq listing rules.

Board Diversity Matrix

Board Size:				
Total Number of Directors: 11				
Gender:	**Female**	**Male**	**Non-Binary**	**Gender Undisclosed**
Number of Directors Based on Gender Identity	3	8	—	—
Number of Directors Who Identify in Any of the Categories Below:				
African American or Black	—	1	—	—
Alaskan Native or American Indian	—	—	—	—
Asian	—	—	—	—
Hispanic or Latinx	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	3	7	—	—
Two or More Races or Ethnicities	—	—	—	—
LGBTQ+	—			
Demographic Background Undisclosed	—			

Director Nominees Proposed by Shareholders

The Nominating and Corporate Governance Committee will consider candidates recommended by shareholders for inclusion by the Board in the slate of nominees that the Board recommends to the shareholders for election. In considering whether to recommend any candidate for inclusion in the Board's slate of recommended director nominees, including candidates recommended by shareholders, the Nominating and Corporate Governance Committee applies the selection criteria and follows the process described above.

Shareholders may recommend individuals for the Nominating and Corporate Governance Committee to consider as potential director candidates by submitting the following information to the Nominating and Corporate Governance Committee, c/o Corporate Secretary of First US Bancshares, Inc., 131 West Front Street, P.O. Box 249, Thomasville, Alabama 36784:

- the name of the recommended person;

- all information relating to the recommended person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended;

- the written consent of the recommended person to being named in the proxy statement as a nominee and to serve as a director if elected;

- as to the shareholder making the recommendation, the name and address of such shareholder as the name and address appear on the Company's books; provided, however, that, if the shareholder is not a registered holder of the Company's common stock, the shareholder should submit his or her name and address along with a current written statement from the registered holder; and

- a statement disclosing whether such shareholder is acting with or on behalf of any other person and, if applicable, the identity of such person.

In addition to submitting nominations in advance to the Nominating and Corporate Governance Committee for consideration, a shareholder also may nominate persons for election to the Board of Directors in person at a shareholders meeting. Section 2.15 of the Company's Bylaws provides for procedures pursuant to which shareholders may nominate a candidate for election as a director of the Company. The chairperson of the meeting shall have the power to determine and declare to the meeting whether or not a nomination was made in accordance with the procedures set forth in our Bylaws and, if the chairperson determines that a nomination is not in accordance with the procedures set forth in the Bylaws, to declare to the meeting that the defective nomination will be disregarded. A copy of the Company's Bylaws is filed as Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on November 16, 2022. We will furnish any person without charge, upon written request, a copy of the Bylaws. In addition to satisfying the requirements under our Bylaws, to comply with the SEC's universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice to the Company that complies with the informational and timing requirements of Rule 14a-19 under the Exchange Act.

Shareholder Communications with the Board

The Board will give appropriate attention to written communications that are submitted by shareholders and will respond as the Board deems appropriate. Absent unusual circumstances or as contemplated by committee charters, the Chairperson of the Nominating and Corporate Governance Committee primarily will be responsible for monitoring communications from shareholders and providing copies or summaries of such communications to the other directors as he or she deems appropriate. Communications will be forwarded to all directors if such communications relate to substantive matters and include suggestions or comments that the Chairperson of the Nominating and Corporate Governance Committee considers important.

Shareholders and other interested parties who wish to send communications on any topic to the Board should address such communications to:

> Chairperson of the Nominating and Corporate Governance Committee
> c/o Corporate Secretary of First US Bancshares, Inc.
> 131 West Front Street
> P.O. Box 249
> Thomasville, Alabama 36784

All written communications to the Board will be relayed to the Nominating and Corporate Governance Committee without being screened by management.

TRANSACTIONS WITH RELATED PERSONS

The Company recognizes that transactions between the Company or its subsidiaries and any of its directors or executive officers may present potential or actual conflicts of interest that are not in the best interests of the Company and its shareholders. Therefore, as a general matter and in accordance with the Company's Code of Business Conduct and Ethics, the Company prefers to avoid such transactions. Nevertheless, there are situations where such transactions may be in, or may not be inconsistent with, the best interests of the Company and its shareholders. Therefore, the Company has adopted a written policy and procedures that require the Audit Committee to review and, if appropriate, to approve or ratify any such transactions.

Policy and Procedures Regarding Related Person Transactions

The Audit Committee's Policy and Procedures With Respect to Related Person Transactions sets forth the process for reviewing, approving and ratifying transactions involving the Company and its subsidiaries and "related persons." "Related persons" include directors, director nominees and executive officers and their immediate family members, and shareholders owning 5% or more of the Company's outstanding common stock and their immediate family members. It is the Company's policy to approve and ratify transactions involving related persons only when the Board, acting through the Audit Committee, determines that the transaction in question is in, or is not inconsistent with, the best interests of the Company and its shareholders.

The procedures provide that, prior to entering into a related person transaction, management or the affected director or executive officer must bring the matter to the attention of a designated individual who will assess whether the matter should be considered by the Audit Committee. If a member of the Audit Committee is involved in the proposed transaction, he or she will be recused from all discussions and decisions about the transaction. To the extent that a related person transaction is not identified in advance, the terms of the transaction will be reviewed and evaluated by the Audit Committee. Only transactions that are in, or that are not inconsistent with, the best interests of the Company and its shareholders are approved or ratified by the Audit Committee.

Certain Transactions with Related Persons

Certain directors and executive officers of the Company and their family members are customers of, and have had transactions with, the Bank in the ordinary course of business, and additional transactions likely will take place in the ordinary course of business. All outstanding loans and commitments to date have been made in the ordinary course of business and on substantially the same terms, including with respect to interest rates and collateral, as for comparable transactions with unrelated persons, and have not involved more than the normal risk of collectability or presented other unfavorable features.

EXECUTIVE COMPENSATION

Compensation Philosophy and Objectives

This Executive Compensation section describes the 2022 executive compensation program for our named executive officers. Our primary objective is to achieve and sustain significant increases in shareholder value. We have designed our executive compensation program, and we routinely evaluate and consider modifications to the program, to support this objective with a strong link between pay and corporate and individual performance, while discouraging executives from taking excessive risks. Our approach is aimed at ensuring our ability to attract, retain and motivate the executives, managers and professionals who are critical to our short- and long-term success in the banking industry. A portion of our executives' compensation is "performance-based" in the form of incentives that are intended to motivate balanced decision-making by our executives while also aligning their interests with those of our shareholders.

We design our compensation program to align with the following principles:

- **Competitive.** We review the compensation practices of the other companies in our compensation peer group and aim to target compensation for our executives at or near the market 50% percentile.

- **Performance-based.** We use a mixture of options, time-based restricted stock and cash incentives to link our executives' compensation to Company short- and long-term performance. Our cash incentive program for 2022 used the following specific metrics to determine executive bonuses: consolidated pre-tax income, consolidated return on average assets (pre-tax), consolidated return on average tangible equity (pre-tax), net loan growth in indirect lending and a discretionary component related to each executive's contributions toward the Company's strategic goals during 2022.

- **Shareholder-aligned.** Our stock-based incentives encourage the creation of long-term value and link the interests of our executives to those of our shareholders.

- **Prudent risk-taking.** We structure our compensation program to incentivize sustainable growth without encouraging our executives to take unreasonable risks that could damage the Company's profitability or reputation.

Compensation Governance Best Practices

The Compensation Committee annually reviews best practices in executive compensation and governance and continues to enhance our policies and practices, which include the following:

What We Do	What We Do Not Do
• Review the compensation peer group annually to ensure reasonable and appropriate size and scope fit for purposes of comparing executive compensation and bank performance.	• No repricing of awards under our Incentive Plans without shareholder approval.
• Have an independent Compensation Consultant to the Compensation Committee.	• No tax gross-up provisions exist in our agreements with named executive officers and we do not provide tax gross-ups for any taxable perks.
• Conduct regular compensation benchmarking to assess the level of pay competitiveness for named executive officers.	• Restrictions on hedging and pledging of FUSB securities under our insider trading policy.
• Assess actual pay positioning for named executive officers in relation to target pay positioning outlined in our compensation philosophy.	• No active SERPs.
• Have a recoupment policy expressly allowing for recovery of any cash incentive compensation paid under the program in	• No "timing" of equity grants. We do not grant equity awards in anticipation of the release of material, non-public information, and we do not time the release of material, non-public information based on equity grant dates.

What We Do	**What We Do Not Do**
certain situations, e.g., in the event of a restatement of our financial statements or if it is determined that the financial information used to determine the amount of the cash incentive compensation was materially inaccurate.	• Limited and no excessive perks.
• Engage with our shareholders. We conduct an annual advisory say-on-pay vote and actively review the results of those votes as we make decisions regarding executive compensation.	

Oversight of the Compensation Program

The Compensation Committee oversees our compensation program and approves the compensation paid to all executive officers, including the Chief Executive Officer and the two other most highly-compensated executive officers during 2022 – Mr. House, Mr. Elley and Mr. Mitchell (collectively, the "Named Executive Officers").

Our Compensation Committee's responsibilities include reviewing and approving the amount, form and terms of compensation to be paid to the Named Executive Officers and assessing and making recommendations to the Board regarding executive compensation and benefit plans and programs. The Chief Executive Officer assists the Compensation Committee with determining the amount of compensation to be paid to the other executive officers but does not play a role in the final determination or approval of his own compensation. Our Human Resources Department also assists the Compensation Committee with compensation decisions by providing support and data for the committee.

Compensation Consultant

The charter of the Compensation Committee grants the committee the authority to hire outside consultants to further its objectives and assist with its responsibilities. The Compensation Committee has engaged Willis Towers Watson, an independent compensation consultant, to assist the Compensation Committee by reviewing, assessing and providing recommendations with respect to the amount and form of director and executive officer compensation.

The Company does not have a policy that limits the services that an executive compensation consultant can perform. However, the Company has not engaged Willis Towers Watson for any projects other than those directed by the Compensation Committee and management, as described above, nor has Willis Towers Watson performed any other services for the Company. As a result, the Company has determined that Willis Towers Watson operates with full objectivity and without conflicts of interest in its support of the Compensation Committee.

Benchmarking

In determining market competitiveness of compensation, the Compensation Committee, with the assistance of Willis Towers Watson, reviews annually a combination of proxy information from the Company's compensation peer group and available market compensation survey data. The Compensation Committee may also use comparisons to the Company's compensation peer group to consider other market practices relevant to the scope of our executives' responsibilities. The Compensation Committee generally seeks to provide our executives with total compensation positioned around the median of competitive practice in order to assist in attracting and retaining talented executives and to further motivate and reward our NEOs for sustained, long-term improvements in the Company's financial results.

At the request of the Compensation Committee, Willis Towers Watson prepared an evaluation of our peer group for use in 2022. As a result of the evaluation, Willis Towers Watson recommended, and the Compensation Committee approved, the twelve companies listed below as the peer group for 2022. Willis Towers Watson identified and recommended these companies based on their being in a similar industry, being in a similar location and trading on the same stock exchange as the Company, as well as having assets between 0.5 and 2.0 times those of First US Bank.

2022 Compensation Peer Group

Company	Assets (in millions)*	Market Cap (in millions)†
Investar Holding Corporation	$2,321	$229
Colony Bankcorp, Inc.	1,764	170
Select Bancorp, Inc.	1,730	274
Citizens Holding Company	1,451	99
First Community Corporation	1,396	154
Southern States Bancshares, Inc.	1,333	173
Limestone Bancorp, Inc.	1,312	124
Auburn National Bancorporation, Inc.	957	121
Bank of the James Financial Group, Inc.	851	76
Village Bank and Trust Financial Corp.	706	68
United Bancorp, Inc.	693	78
Bank of South Carolina Corporation	532	117

* Information as of December 31, 2020.

† Information as of July 31, 2021.

Elements of Executive Compensation

Base Salaries

Each Named Executive Officer's base salary is determined principally by the responsibilities required by the officer's position, his experience and contributions to our business and length of service in his position at the Company, as well as individual competence and comparison to peer institutions. Base salaries are reviewed and approved by the Compensation Committee annually to determine whether the base salary levels are appropriate. The base salaries of the Named Executive Officers in 2022 were as follows: for Mr. House, $375,000, increased from $353,625 in 2021; for Mr. Elley, $255,000, increased from $239,655 in 2021; and for Mr. Mitchell, $242,500, increased from $232,703 in 2021.

2022 Cash Incentive Program

In January 2022, the Company established a cash incentive program for certain executive officers and key employees of the Company and its subsidiaries designed to incentivize the achievement of specified short-term performance criteria (the "2022 CIP"). Under the 2022 CIP, each Named Executive Officer had the opportunity to earn a one-time cash payment equal to a predetermined percentage of his 2022 base salary, with the earned amount based on the level of performance with respect to certain corporate objectives applicable to the Company and the Bank. For Mr. House and Mr. Elley, the payment was based on (i) consolidated pre-tax income of the Company, (ii) consolidated pre-tax return on average assets, (iii) consolidated pre-tax return on average tangible equity, and (iv) a discretionary component related to each executive's contributions toward the Company's strategic goals during 2022. For Mr. Mitchell, the payment was based on (a) consolidated pre-tax income of the Company, (b) consolidated pre-tax return on average assets, (c) net loan growth in indirect lending and (d) a discretionary component related to each executive's contributions toward the Company's strategic goals during 2022. The Company's 2022 performance targets are set forth in the table below.

2022 Financial Performance Objectives					
Corporate Objective	Threshold	Target	Stretch	Actual Results	Weight
Consolidated pre-tax income	$ 5,200,000	$ 6,500,000	$ 7,800,000	$ 9,012,000	25%
Consolidated return on average assets (pre-tax)	0.54%	0.68%	0.82%	0.92%	30% [2] or 25% [3]
Return on average tangible equity (pre-tax)	6.28%	7.85%	9.42%	11.56%	25% [2]
Loan Growth – Indirect Lending	$40,000,000	$50,000,000	$60,000,000	$60,627,000	30% [3]
Discretionary [1]	80%	100%	120%	120%	20%

[1] The Compensation Committee approved the discretionary portion of each Named Executive Officer's performance objectives at 120% based on, among other things, successful implementation of strategic reorganization and cost control initiatives.

[2] This number reflects the weight for Mr. House and Mr. Elley.

[3] This number reflects the weight for Mr. Mitchell.

Based on the performance metrics above, each Named Executive Officer was eligible to earn the payout amounts set forth in the table below.

Name	Threshold	2022 Annual Incentive Range Threshold (% of Salary)	Target	Target (% of Salary)	Stretch	Stretch (% of Salary)	2022 Incentive Earned
James F. House	$84,375	22.5%	$168,750	45.0%	$253,125	67.5%	$253,125
Thomas S. Elley	44,625	17.5%	89,250	35.0%	133,875	52.5%	133,875
William C. Mitchell ...	42,438	17.5%	84,875	35.0%	127,313	52.5%	127,313

Each Named Executive Officer's cash incentive payment was potentially subject to a downward adjustment as a result of certain regulatory or compliance ratings at the Bank.

Equity Awards

Our Named Executive Officers are eligible to participate in the First US Bancshares, Inc. 2013 Incentive Plan, which was originally adopted by the Board on March 22, 2013, and amended on May 2, 2019 (the "2013 Incentive Plan"). The 2013 Incentive Plan provides for the grant of incentive and nonqualified stock options, stock appreciation rights, awards of restricted stock and restricted stock units and performance compensation awards, including performance-based cash bonuses, to employees, non-employee directors and certain consultants of the Company and its affiliates, including the Bank.

On February 22, 2022, we granted equity awards to our Named Executive Officers in the following amounts: 8,235 shares of restricted stock for Mr. House, 3,500 shares of restricted stock for Mr. Elley and 3,200 shares of restricted stock for Mr. Mitchell. These shares of restricted stock vest in equal increments on the first three anniversaries of the grant date. In deciding to increase Mr. House's restricted stock award from a grant date fair value of $32,040 in 2021 to $89,762 in 2022, the Compensation Committee determined that it was appropriate to move Mr. House's total compensation closer to the peer group median based on his performance and tenure, as well as to ensure that a significant aspect of Mr. House's total compensation is stock-price oriented and, therefore, aligned with shareholders' interests.

On February 22, 2023, the Board adopted the First US Bancshares 2023 Incentive Plan (the "2023 Incentive Plan"), as described in more detail in Proposal 2 of this Proxy Statement, which is subject to shareholder approval at the Annual Meeting. If approved by the shareholders at the Annual Meeting, the Compensation

Committee intends to grant all future incentive awards under the 2023 Incentive Plan and no additional grants will be made under the 2013 Incentive Plan.

Termination and Change in Control Benefits

We believe that it is important to protect the financial interests of our senior management in the event of a change in control. Further, we believe that the interests of the Company's shareholders are best served if the interests of our senior management are aligned with the shareholders' interests. Providing change in control benefits should eliminate, or at least reduce, the reluctance of senior management to pursue potential change in control transactions that may be in the best interests of our shareholders.

Mr. House, our President and Chief Executive Officer, is the only Named Executive Officer with an employment agreement. On December 19, 2013, the Company, the Bank and Mr. House entered into an Amended and Restated Executive Employment Agreement that replaced the original employment agreement entered into by the Company, the Bank and Mr. House on November 7, 2011, when Mr. House first began serving as the President and Chief Executive Officer of the Company and the Bank. In addition to setting forth various terms with respect to Mr. House's base salary, the equity compensation, perquisites and other benefits to which Mr. House is entitled, and certain restrictive covenants, the employment agreement contains certain termination and change in control provisions, the details of which are further discussed under the caption, "Employment Agreement with Mr. House."

Additionally, we have entered into a Change in Control Agreement with each of our executives, including Mr. Elley and Mr. Mitchell, pursuant to which certain payments are required in connection with a change in control. In the first quarter of 2022, we amended and restated the Change in Control Agreements for Mr. Elley and Mr. Mitchell. For more information, see "Potential Payments Upon Termination or Change in Control" contained herein.

Perquisites and Other Benefits

We provide our Named Executive Officers with limited perquisites and other personal benefits that we believe are reasonable and consistent with our overall compensation program to better enable us to attract and retain qualified senior management. We believe that perquisites for our executives should be limited in scope and value and also should reflect similar perquisites provided to executive officers at other banks of comparable size.

Perquisites provided include, in some cases, payment of cell phone fees, subscription radio fees and club dues, as well as a Company-owned automobile and reimbursement of reasonable expenses in operating such automobile, or in situations where a Company-owned automobile is not provided, an allowance to reimburse the Named Executive Officer for the operation of a personal vehicle. Additionally, the Company pays the annual premium for a term life insurance policy with a $250,000 death benefit for Mr. House. Otherwise, the Named Executive Officers participate in our employee benefit plans and programs on the same terms and conditions as other employees. The benefits available generally include medical and dental insurance, disability insurance and life insurance. In addition, we sponsor a 401(k) plan in which all eligible employees, including the Named Executive Officers, may participate.

Clawback/Recoupment Policy

We believe that the incorporation of a "clawback" or recoupment policy in our executive compensation program contributes to creating and maintaining a culture that emphasizes integrity and accountability and reinforces the performance-based principles underlying our executive compensation program. For example, our 2022 Cash Incentive Program provided for recoupment of cash bonus payments in connection with certain events, including (i) achievement of financial results that are subsequently the subject of a restatement due to

material noncompliance with any financial reporting requirement under either GAAP or the federal securities laws, other than as a result of changes to accounting rules and regulations, or (ii) a subsequent finding that the financial information or performance objectives used by the Compensation Committee to determine the amount of any cash bonus payments were materially inaccurate. Further, awards made under the 2013 Incentive Plan are subject to "clawback" (deduction or recovery) to the extent required by applicable laws, government regulations and stock exchange listing requirements.

Consideration of Prior Shareholder Advisory Vote on Executive Compensation

We provide our shareholders with the opportunity annually to vote to approve, on an advisory basis, the compensation of our Named Executive Officers (often referred to as a "say-on-pay" vote). Although the "say-on-pay" vote is advisory and non-binding, the Compensation Committee considers the outcome of the vote as part of its executive compensation planning process. At the 2022 Annual Meeting of Shareholders held on April 28, 2022, approximately 93% of the shares represented at the meeting in person or by proxy and entitled to vote on the "say-on-pay" proposal (excluding broker non-votes) were voted in favor of the compensation of the Company's Named Executive Officers as disclosed in the proxy statement for that meeting. The Compensation Committee considered this high level of shareholder support when determining the compensation for 2023, and decided not to make any significant changes to the structure of our compensation program. The Compensation Committee concluded that the Company's compensation program should continue to emphasize the performance, alignment and retention objectives described herein.

COMPENSATION COMMITTEE REPORT

The Compensation Committee, composed of independent directors, reviewed and discussed the Executive Compensation section with the Company's management. Based on the review and discussion, the Compensation Committee recommended to the Board that the Executive Compensation section be included in this Proxy Statement.

This report furnished by the Compensation Committee:

Bruce N. Wilson, *Chairperson*
Sheri S. Cook
Jack W. Meigs
Aubrey S. Miller
Donna D. Smith

SUMMARY COMPENSATION TABLE

The following table sets forth, for the years ended December 31, 2022 and 2021, a summary of the compensation paid to or earned by the Named Executive Officers. Note that, as a "smaller reporting company" and pursuant to the rules of the SEC, the Company is providing compensation information for 2022 and 2021 for Mr. House, as the President and Chief Executive Officer of the Company and the Bank, and Mr. Elley and Mr. Mitchell, as the two most highly compensated executive officers of the Company other than Mr. House who were serving as executive officers at the end of 2022.

Name and Principal Position	Year	Salary	Stock Awards [1]	Option Awards	Non-Equity Incentive Plan Compensation [2]	All Other Compensation [3]	Total
James F. House [4]	2022	$375,000	$89,762	—	$253,125	$20,810	$738,697
President and Chief	2021	353,625	32,040	—	182,761	21,924	590,350
Executive Officer of the							
Company and the Bank							
Thomas S. Elley	2022	255,000	38,150	—	133,875	22,680	449,705
Senior Executive Vice	2021	239,655	18,690	—	96,335	19,824	374,504
President, Chief							
Financial Officer,							
Principal Accounting							
Officer, Treasurer and							
Assistant Secretary of the							
Company							
William C. Mitchell	2022	242,500	34,880	—	127,313	19,645	424,338
Senior Executive Vice	2021	232,703	18,690	—	103,899	18,719	374,011
President, Consumer							
Lending of the Bank							

[1] The amounts presented in this column represent the grant date fair value of shares of restricted common stock, computed in accordance with Accounting Standards Codification ("ASC") Topic 718.

[2] The amounts presented in this column represent cash paid under the 2022 or 2021 cash incentive program, as applicable.

[3] The following table describes each component in the "All Other Compensation" column for 2022 and 2021.

Name	Year	401(k) Contributions	Life Insurance Premiums	AD&D Insurance Premiums	Automobile	Cell Phone Fees	Other*	Total
James F. House	2022	$12,200	$4,908	$54	$ 436	$1,170	$2,042	$20,810
	2021	11,600	4,971	64	984	1,170	3,135	21,924
Thomas S. Elley	2022	12,200	564	96	7,200	1,170	1,450	22,680
	2021	11,328	564	96	6,666	1,170	—	19,824
William C. Mitchell	2022	12,200	564	96	5,458	1,170	157	19,645
	2021	11,475	564	96	5,293	1,170	121	18,719

* For Mr. House, this amount for 2022 includes $1,780 in club fees and $262 for a radio subscription fee and this amount for 2021 includes $2,660 in club fees and $475 for a radio subscription service fee. For Mr. Elley, this amount for 2022 represents $1,450 in club fees. For Mr. Mitchell, this amount represents a radio subscription service fee paid in 2022 and 2021.

[4] Mr. House's employment agreement sets forth the terms of his employment, including his minimum compensation. See the discussion under "Employment Agreement with Mr. House" for additional information about Mr. House's current employment agreement.

Outstanding Equity Awards at 2022 Fiscal Year-End

The following table sets forth information as of December 31, 2022, concerning outstanding equity awards previously granted to our Named Executive Officers:

Name of Executive	Grant Date	Option Awards				Stock Awards	
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares in Units of Stock That Have Not Vested [11]
James F. House	08/01/14[1]	11,000	—	$ 8.10	07/31/24	—	—
	02/23/15[2]	10,500	—	8.23	02/23/25	—	—
	02/24/16[3]	11,000	—	8.30	02/24/26	—	—
	02/22/17[4]	11,000	—	14.11	02/22/27	—	—
	02/12/18[5]	9,900	—	11.71	02/12/28	—	—
	02/27/19[6]	9,900	—	10.01	02/27/29	—	—
	02/26/20[7]	6,133	3,067	11.94	02/26/30	—	—
	02/26/21	—	—	—	—	2,400[8]	$20,832
	02/22/22					8,235[9]	71,480
Thomas S. Elley	08/01/14[1]	4,250	—	8.10	07/31/24	—	—
	02/23/15[2]	5,900	—	8.23	02/23/25	—	—
	02/24/16[3]	6,100	—	8.30	02/24/26	—	—
	02/22/17[4]	7,000	—	14.11	02/22/27	—	—
	02/12/18[5]	6,300	—	11.71	02/12/28	—	—
	02/27/19[6]	6,300	—	10.01	02/27/29	—	—
	02/26/20	—	—	—	—	600[10]	5,208
	02/26/21	—	—	—	—	1,400[8]	12,152
	02/22/22					3,500[9]	30,380
William C. Mitchell	08/01/14[1]	7,500	—	8.10	07/31/24	—	—
	02/23/15[2]	6,500	—	8.23	02/23/25	—	—
	02/24/16[3]	6,800	—	8.30	02/24/26	—	—
	02/22/17[4]	7,000	—	14.11	02/22/27	—	—
	02/12/18[5]	5,100	—	11.71	02/12/28	—	—
	02/27/19[6]	5,600	—	10.01	02/27/29	—	—
	02/26/20	—	—	—	—	600[10]	5,208
	02/26/21	—	—	—	—	1,400[8]	12,152
	02/22/22					3,200[9]	27,776

[1] Options granted in August 2014 vested immediately upon issuance.

[2] Options granted in February 2015 vested on the first anniversary of the grant date.

[3] Options granted in February 2016 vested in equal increments on the first three anniversaries of the grant date.

[4] Options granted in February 2017 vested in equal increments on the first three anniversaries of the grant date.

[5] Options granted in February 2018 vested in equal increments on the first three anniversaries of the grant date.

[6] Options granted in February 2019 vested in equal increments on the first three anniversaries of the grant date.

[7] Options granted in February 2020 vest in equal increments on the first three anniversaries of the grant date.

(8)   The amount represents restricted shares of common stock granted under the 2013 Incentive Plan on February 26, 2021, that vest in equal increments on the first three anniversaries of the issue date.

(9)   The amount represents restricted shares of common stock granted under the 2013 Incentive Plan on February 22, 2022, that vest in equal increments on the first three anniversaries of the issue date.

(10)   The amount represents restricted shares of common stock granted under the 2013 Incentive Plan on February 26, 2020, that vest in equal increments on the first three anniversaries of the issue date.

(11)   The amount represents the product of $8.68, which was the closing price for a share of our common stock reported by Nasdaq on December 30, 2022 (the last trading day of 2022), and the number of unvested shares of restricted stock reflected in the table for the corresponding award.

Employment Agreement with Mr. House

On December 19, 2013, Mr. House entered into an Amended and Restated Executive Employment Agreement (the "2013 Employment Agreement") with the Company and the Bank, which became effective on January 1, 2014, and replaced the employment agreement entered into by Mr. House with the Company and the Bank on November 7, 2011, when Mr. House first began serving as President and Chief Executive Officer of the Company and the Bank.

The initial term of the 2013 Employment Agreement was three years, with an additional year added to the term on each anniversary of the effective date, unless one of the parties provides notice of its intention not to extend the term. The 2013 Employment Agreement provides that Mr. House will be paid and eligible for the following compensation, among other employee benefits: an annual base salary of $313,384, subject to increase by the Board (which annual base salary was first increased by the Board at its November 2015 meeting); term life insurance coverage in the amount of $250,000; the use of a Company-owned automobile and reimbursement of reasonable expenses in operating such automobile; temporary housing in Thomasville, Alabama; and reimbursement of ordinary and reasonable expenses incurred in the performance of his duties as Chief Executive Officer and President of the Company and the Bank. In addition, for each year of the term of the 2013 Employment Agreement, Mr. House will be eligible to receive an annual long-term incentive award of up to 5,000 shares of the Company's common stock, options to purchase up to 10,000 shares of the Company's common stock, or some combination of the foregoing. The agreement also contains non-compete and confidentiality restrictions. Specifically, Mr. House is prohibited from competing with the Company or the Bank for two (2) years following the termination of his employment and from disclosing confidential and proprietary information for a period of three (3) years after the termination of his employment.

Under the terms of the 2013 Employment Agreement, Mr. House is entitled to certain payments and benefits if his employment terminates due to his retirement, death or involuntary termination, or if his termination is related to a change in control of the Company or the Bank. In the event that Mr. House's employment terminates due to his death or disability, or Mr. House terminates his employment for any reason other than "good reason," he is entitled to any accrued and unpaid base salary earned through the date of termination and all vested amounts payable and vested benefits accrued under any otherwise applicable plan, policy, program or practice in which Mr. House was a participant. If Mr. House is involuntarily terminated without "cause" or Mr. House terminates his employment for "good reason," he is entitled to (i) a lump sum cash payment within thirty (30) days following his termination in an amount equal to the greater of either one (1) times his base salary then in effect or the amount of the base salary that otherwise would have been payable to Mr. House for the remainder of the term and (ii) reimbursement for any premiums paid by Mr. House for COBRA health continuation coverage, subject to limitations in the agreement. In the event of a change in control, Mr. House is not entitled to any payment unless he is terminated or he terminates his employment within six (6) months following the change in control. If Mr. House is terminated without "cause" or if he terminates his employment for "good reason" during the six (6) months following a change in control, he is entitled to a lump sum cash payment within thirty (30) days following his termination in an amount equal to two hundred ninety-nine percent (299%) of his "base amount," as defined in Section 280G(b)(3)(A) of the Internal Revenue Code of 1986, as amended, subject to all applicable withholdings.

Internal Revenue Code Section 409A imposes significant taxes on an executive officer in the event that he receives deferred compensation that does not satisfy certain statutory and regulatory requirements in accordance with Internal Revenue Code Section 409A. However, it is the intent of the Company and the Bank that the amounts payable to Mr. House under the employment agreement comply with or are exempt from Section 409A.

Potential Payments Upon Termination or Change in Control

Mr. House's 2013 Employment Agreement contains severance provisions pursuant to which Mr. House is entitled to certain payments or benefits in the event that his employment is terminated without "cause" or for "good reason." See the discussion under "Employment Agreement with Mr. House" for additional information.

In addition, on May 20, 2014, the Company entered into Change in Control Agreements with its executive officers, including Mr. Elley, and on February 22, 2021, the Company entered into an Amended and Restated Change in Control Agreement with Mr. Mitchell. Subsequently, on March 1, 2022, the Company entered into an Amended and Restated Change in Control Agreement with certain of its executive officers, including Mr. Elley, and a Second Amended and Restated Change in Control Agreement with Mr. Mitchell (collectively, the "Amended CIC Agreements"). Each of the Amended CIC Agreements provides for an eighteen-month period following a "change in control" (as defined in the Amended CIC Agreements) during which the executive officer will be, upon experiencing a "qualifying termination of employment" (as defined in the Amended CIC Agreements), entitled to a one-time lump sum payment by the Company in an amount equal to two hundred percent (200%) of the sum of (A) the executive officer's annual base salary in effect as of the date of termination plus (B) the executive officer's target bonus opportunity under the cash incentive program in effect for the year at issue (the "Severance Benefit"), a pro rata share of the executive officer's target bonus for the year in which termination occurs, and the reimbursement by the Company of health insurance continuation expenses incurred by the executive officer, in addition to any rights and welfare benefits provided to the executive officer under any plans and programs upon termination of employment. In the event that the executive officer's employment is terminated as a result of such officer's voluntary resignation without "good reason" (as defined in the Amended CIC Agreements) within six months after a change in control, the executive officer will be entitled to the same payments described above, except that the one-time lump sum payment will be equal to one hundred percent (100%) of the executive officer's Severance Benefit. Each of the Amended CIC Agreements also provides that, during the employment period and for a period of two years following termination of employment, the executive officer will be bound by covenants not to compete and not to solicit customers or employees; provided, however, that the non-competition provisions of the Amended CIC Agreements will apply only if the executive officer is entitled to the one-time lump sum payment described above; and, provided further, that if the executive officer is entitled to a lump sum payment equal to only one hundred percent (100%) of the Severance Benefit, the non-competition provisions of the Amended CIC Agreements will endure for only one year.

Pursuant to the restricted stock award agreements under the 2013 Incentive Plan (each a "Restricted Stock Award Agreement"), if an officer's Continuous Service (as defined in the 2013 Incentive Plan) terminates due to death, disability or retirement (as defined in the Restricted Stock Award Agreement), 100% of the unvested restricted stock shall vest as of the date of such termination. If the Continuous Service terminates for any reason other than death, disability or retirement, any unvested restricted stock shall be automatically forfeited upon such termination. Pursuant to the 2013 Incentive Plan, in the event of a Change in Control (as defined in the 2013 Incentive Plan) the Restricted Period (as defined in the 2013 Incentive Plan) shall expire immediately with respect to 100% of the shares of restricted stock, subject to the discretion of the Compensation Committee.

Pursuant to the nonqualified stock option agreements under the 2013 Incentive Plan (each an "Option Agreement"), in the case of termination due to disability, any unvested portion of the option shall become fully vested on the date of termination and the officer (or, in certain circumstances, his personal representative) may exercise the vested option at any time prior to the Expiration Date (as defined in the Option Agreement). In the case of termination due to death, any unvested portion of the option shall become fully vested on the date of death, and the vested option may be exercised by the officer's estate, by a person who acquired the right to

exercise the option by bequest or inheritance, or by a person designated pursuant to the Option Agreement at any time prior to the Expiration Date. In the case of termination due to retirement (as defined in the Option Agreement), any unvested portion of the option shall become fully vested on the date of retirement and the officer may exercise the vested option at any time prior to the Expiration Date. In the case of termination other than for disability, death or retirement, the officer may exercise the vested portion of the option, but only within such period of time ending on the earlier of (a) the date three months following the termination of the officer's continuous service or (b) the Expiration Date; provided, however, that in the case of termination for Cause (as defined in the 2013 Incentive Plan), the option (whether vested or unvested) shall immediately terminate and cease to be exercisable. In the case of a Change in Control, the option shall become immediately vested and exercisable with respect to 100% of the shares subject to the option, subject to the discretion of the Compensation Committee.

PAY VERSUS PERFORMANCE

In accordance with rules adopted by the Securities and Exchange Commission pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, we are providing the following disclosure regarding executive compensation for our principal executive officer ("PEO") and Non-PEO NEOs and Company performance for the fiscal years listed below. The Compensation Committee did not consider the pay versus performance disclosure below in making its pay decisions for any of the years shown.

Year	Summary Compensation Table Total for PEO [1]	Compensation Actually Paid to PEO [1][2][3]	Average Summary Compensation Table Total for Non-PEO NEOs [1]	Average Compensation Actually Paid to Non-PEO NEOs [1][2][3]	Value of Initial Fixed $100 Investment Based on TSR [4]	Net Income (in thousands)
2022	$738,697	$715,596	$437,022	$426,944	$ 98.86	$6,864
2021	590,350	610,988	374,258	383,402	118.68	4,451

[1] The PEO for 2022 and 2021 was James F. House. The non-PEO NEOs for 2022 and 2021 were Thomas S. Elley (Senior Executive Vice President, Chief Financial Officer, Principal Accounting Officer, Treasurer and Assistant Secretary) and William C. Mitchell (Senior Executive Vice President, Consumer Lending of the Bank).

[2] The amounts shown for Compensation Actually Paid have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received by the Company's NEOs. These amounts reflect the Summary Compensation Table Total with certain adjustments as described in footnote 3 below.

[3] Compensation Actually Paid reflects the exclusions and inclusions of certain amounts for the PEO and the Non-PEO NEOs as set forth below. Equity values are calculated in accordance with FASB ASC Topic 718. To calculate the amounts of Compensation Actually Paid to the PEO in each of 2022 and 2021, the following adjustments were made to the PEO's Summary Compensation Table Total for each respective year:

a. *Fiscal Year 2022*:

   i. We deducted $89,762 reported in the Summary Compensation Table, reflecting the grant date fair value of 8,235 shares of restricted stock granted to the PEO in fiscal year 2022;

   ii. we added $71,480, reflecting the fair value of such shares of restricted stock as of the end of fiscal year 2022;

   iii. we deducted $7,511, reflecting the change in the fair value during fiscal year 2022 of 2,400 shares of restricted stock and 3,067 options granted to the PEO before fiscal year 2022 that were outstanding and unvested as of the end of fiscal year 2022; and

   iv. we added $2,692, reflecting, as of the applicable vesting date, the change in the fair value during fiscal year 2022 of 1,200 shares of restricted stock and 6,367 options granted to the PEO before fiscal year 2022 that vested during fiscal year 2022.

b. *Fiscal Year 2021*:

   i. We deducted $32,040 reported in the Summary Compensation Table, reflecting the grant date fair value of 3,600 shares of restricted stock granted to the PEO in fiscal year 2021;

   ii. we added $38,052, reflecting the fair value of such shares of restricted stock as of the end of fiscal year 2021;

   iii. we added $12,557, reflecting the change in the fair value during fiscal year 2021 of 9,434 options granted to the PEO before fiscal year 2021 that were outstanding and unvested as of the end of fiscal year 2021; and

iv. we added $2,070, reflecting, as of the applicable vesting date, the change in the fair value during fiscal year 2021 of 9,666 options granted to the PEO before fiscal year 2021 that vested during fiscal year 2021.

To calculate the amounts of Compensation Actually Paid, on average, to our non-PEO NEOs in each of 2022 and 2021, the following adjustments were made to the Average Summary Compensation Table Total for Non-PEO NEOs for each respective year:

a. *Fiscal Year 2022*:

v. We deducted $36,515 reported in the Summary Compensation Table, reflecting the average grant date fair value of restricted stock granted to the non-PEO NEOs in fiscal year 2022;

vi. we added $29,078, reflecting the average fair value of such restricted stock as of the end of fiscal year 2022;

vii. we deducted $3,780, reflecting the average change in the fair value during fiscal year 2022 of restricted stock granted to the non-PEO NEOs before fiscal year 2022 that were outstanding and unvested as of the end of fiscal year 2022; and

viii. we added $1,139, reflecting, as of the applicable vesting date, the average change in the fair value during fiscal year 2022 of restricted stock and options granted to the non-PEO NEOs before fiscal year 2022 that vested during fiscal year 2022.

b. *Fiscal Year 2021*:

ix. We deducted $18,690 reported in the Summary Compensation Table, reflecting the average grant date fair value of restricted stock granted to the non-PEO NEOs in fiscal year 2021;

x. we added $22,197, reflecting the average fair value of such restricted stock as of the end of fiscal year 2021;

xi. we added $4,577, reflecting the average change in the fair value during fiscal year 2021 of restricted stock and options granted to the non-PEO NEOs before fiscal year 2021 that were outstanding and unvested as of the end of fiscal year 2021; and

xii. we added $1,060, reflecting, as of the applicable vesting date, the average change in the fair value during fiscal year 2021 of restricted stock and options granted to the non-PEO NEOs before fiscal year 2021 that vested during fiscal year 2021.

[4] The values disclosed in this TSR column represent the measurement period value of an investment of $100 in our common stock as of December 31, 2020, and then valued again on each of December 31, 2021 and December 31, 2022. Historical stock performance is not necessarily indicative of future stock performance.

Description of Relationship Between PEO and Other NEO Compensation Actually Paid and Company Total Shareholder Return ("TSR")

The following chart sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to our other NEOs, and the Company's cumulative TSR over the two most recently completed fiscal years.



Description of Relationship Between PEO and Other NEO Compensation Actually Paid and Net Income

The following chart sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to our other NEOs, and our Net Income during the two most recently completed fiscal years.



DIRECTOR COMPENSATION

In establishing director compensation, the Company considers the significant amount of time that directors expend in fulfilling their duties to the Company and the skill level required by the Company of members of the Board, as well as the importance of attracting and retaining qualified candidates to serve on the Board.

Fees

Each of the non-employee directors of the Company receives a $24,000 annual retainer for service as a director. The non-executive Chairperson of the Board receives an additional $10,000 annual retainer. The Chairpersons of the committees of the Board receive additional retainer fees as follows: $7,500 annually for the Chairperson of the Audit Committee and $5,000 annually for the Chairperson of each of the following Board committees: the Asset/Liability Committee; the Compensation Committee; the Directors' Loan Committee; the Executive Committee; the Nominating and Corporate Governance Committee; the Information Technology Steering Committee; and the Retail Operations Compliance Committee. In addition, each non-employee director who chairs the board of a Company subsidiary receives $5,000 annually. The non-employee members of the Board of Directors of Acceptance Loan Company, Inc., the Bank's subsidiary, include Robert Stephen Briggs and John C. Gordon.

Equity Compensation

Our directors are eligible to participate in the 2013 Incentive Plan, under which they may receive grants of nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units and other types of equity awards designed to align the interests of the directors with those of the Company's shareholders. Pursuant to the First US Bancshares, Inc. Equity-Based Awards Grant Policy, the Compensation Committee determined the level of annual equity-based grants to be awarded with consideration given to each director's level of responsibility and total compensation as well as the value of any benefits to which a director is entitled under any retirement agreement with the Company, as discussed below.

On February 22, 2022, the Compensation Committee awarded a total of 9,803 shares of restricted stock to our directors. The shares vested in full on the first anniversary of the grant date and, therefore, are no longer restricted. During the restricted period, the directors were entitled to vote and receive dividends with respect to their shares of common stock but could not transfer the shares, outside of certain narrow exceptions. The value of the grant of restricted stock to each director is set forth in the "2022 Director Compensation Table" below.

On February 22, 2023, the Board adopted the 2023 Incentive Plan, as described in more detail in Proposal 2 of this Proxy Statement, which is subject to shareholder approval at the Annual Meeting. If approved by the shareholders at the Annual Meeting, the Compensation Committee intends to grant all future incentive awards under the 2023 Incentive Plan and no additional grants will be made under the 2013 Incentive Plan.

Stock Ownership Guidelines for Non-Employee Directors

We believe that it is important for our directors to have a financial stake in the Company, and we have adopted formal stock ownership guidelines for non-employee directors. Under the ownership guidelines, which are set forth in our corporate governance standards and guidelines, the Board has specified a requirement that non-employee directors must own at least 400 shares of the Company's common stock. The guidelines further direct that each non-employee director should develop a meaningful ownership position in the Company over time. During 2022, all of our non-employee directors were in compliance with the ownership guidelines. Additional information regarding the beneficial stock ownership of our non-employee directors can be found in the "Security Ownership of Certain Beneficial Owners and Management" table contained herein.

Director Retirement Agreements

In order to encourage the members of the Board to continue to serve as directors of the Company, we entered into director retirement agreements with each of our non-employee directors who joined the Board prior

to 2013. The director retirement agreements are nonqualified deferred compensation arrangements that are designed to motivate the directors to serve on the Board until their retirement.

We initially entered into the director retirement agreements in 2002 with each member of the Board at that time, including current directors Gordon, Meigs and Wilson. In their original form, these agreements promised each director a benefit to be paid annually for ten years, generally beginning on the later of the date on which the director reached age 70 or the date on which the director terminated service as a director. The amount of the benefit was initially set at $12,000 in September 2002 and was scheduled to increase by 3% each year until the director reached age 70 or his or her service as a director was terminated. The benefit was to be reduced if the director retired from the Board before age 70 or terminated service as a director due to a disability before age 70.

The director retirement agreements provide a change in control benefit. We believe that the interests of the Company's shareholders will be best served if the interests of our directors are aligned with the shareholders' interests. Therefore, the director retirement agreements provide that, if a director is terminated following a change in control of the Company or a change in control of the Bank, we will pay the director annually for ten years, beginning at age 70, an amount equal to the maximum benefit that he or she would have been entitled to receive had the director terminated service as a director at age 70.

The director retirement agreements are subject to Internal Revenue Code Section 409A. On November 20, 2008, the Company and the Bank entered into amendments to the director retirement agreements for each director at the time, the purpose of which was to ensure that the terms of the director retirement agreements comply with Internal Revenue Code Section 409A so that the directors would avoid potential negative tax consequences. The amendments to the director retirement agreements did not materially change the scope or amount of benefits to which the directors are entitled but may affect the time and form of payment of such benefits. The director retirement agreement entered into by the director joining the Board subsequent to the November 2008 amendments but prior to 2013 (current director McPhearson) complies with Section 409A.

On January 25, 2017, the agreements with current directors Gordon, Meigs and Wilson were again amended to reflect the increase in the mandatory retirement age for Board members from age 70 to age 75. Specifically, the 2017 amendment clarified that the annual increases in the amount of the annual benefit payable pursuant to the agreement will terminate at the end of the plan year (commencing on September 1 and ending on August 31) immediately preceding the date of the first meeting of shareholders of the Company at which directors are elected, following the date on which the director reaches the mandatory retirement age set forth in the Company's Bylaws. No amendment was required to the agreement with current director McPhearson to reflect this clarification.

Equalization Stipend

Directors who joined the Board in 2013 or later have not entered into director retirement agreements. In order to alleviate pay discrepancies between directors who entered into director retirement agreements and those who did not, as well as to more equitably align the pay structure of all directors, in 2021 and 2022, an "equalization stipend" was paid in cash. This stipend served to fairly equalize the combination of all Board fees, stock awards, and changes in the accumulated benefit accruing under the director retirement agreements.

Deferral Plan

Non-employee directors may elect to defer payment of all or any portion of their fees earned as directors under the First US Bancshares, Inc. Non-Employee Directors' Deferred Compensation Plan (the "Deferral Plan"). The Deferral Plan, which was ratified at the Annual Meeting of the Company's shareholders held on May 11, 2004, permits non-employee directors to invest their directors' fees and to receive the adjusted value of the deferred amounts in cash and/or shares of the Company's common stock. If the deferred amounts are invested in share units, the return is determined as if such funds had been invested in the Company's common stock, and,

if the deferred amounts are invested in cash, the return is calculated at an interest rate equal to the 30-Day London Interbank Offered Rate (LIBOR) plus 75 basis points. Deferred amounts generally are distributed to a director at the termination of such individual's service as a director of the Company, either in a lump sum payment or in annual installment payments. During 2022, three of our ten non-employee directors (Messrs. Gordon and Hale and Ms. Cook) deferred some or all of their directors' fees under the Deferral Plan.

2022 Director Compensation Table

The following table provides information regarding compensation earned by or paid to the Company's non-employee directors in 2022.

Name [1]	Fees Earned or Paid in Cash [2]	Stock Awards [3]	Option Awards [4]	Nonqualified Deferred Compensation [5]	All Other Compensation [6]	Total
Andrew C. Bearden	$10,500	$ 251	—	$ 5,947	—	$16,698
Robert Stephen Briggs	50,099	22,890	—	—	$ 410	73,399
Sheri S. Cook	40,103	16,350	—	—	—	56,453
John C. Gordon	34,373	491	—	22,005	693	57,562
David P. Hale	40,013	16,350	—	—	1,469	57,832
Marlene M. McCain	39,474	16,350	—	—	1,309	57,133
J. Lee McPhearson	32,390	491	—	23,572	1,405	57,858
Jack W. Meigs	28,925	491	—	22,034	488	51,938
Aubrey S. Miller	35,099	16,350	—	—	44	51,493
Donna D. Smith	40,103	16,350	—	—	—	56,453
Bruce N. Wilson	29,004	491	—	26,958	659	57,112

[1] Mr. Bearden did not stand for re-election at the 2022 Annual Meeting of Shareholders. Although Mr. House serves on the Board in addition to his service as President and Chief Executive Officer of the Company and the Bank, he currently receives no additional fees for his service on the Board; therefore, no additional information with respect to Mr. House is presented in this table.

[2] As described above, certain of our non-employee directors deferred all or a portion of their director fees pursuant to the Deferral Plan in 2022. The amounts in this column include the equalization stipend described above with respect to each director.

[3] The amounts presented in this column represent the fair value of the shares of restricted common stock granted to the directors on the date of grant in accordance with ASC Topic 718. As of December 31, 2022, the aggregate number of unvested shares of restricted stock for each director was as follows: for Mr. Briggs, 2,100 shares; for Ms. Cook, 1,500 shares; for Mr. Gordon, 45 shares; for Mr. Hale, 1,500 shares; for Ms. McCain, 1,500 shares; for Mr. McPhearson, 45 shares; for Mr. Meigs, 45 shares; for Mr. Miller, 1,500 shares; for Ms. Smith, 1,500 shares; and for Mr. Wilson, 45 shares.

[4] As of December 31, 2022, the aggregate number of outstanding, unexercised options for each director was as follows: for Mr. Briggs, 6,000 options; for Ms. Cook, 6,000 options; for Mr. Gordon, 4,500 options; for Mr. Hale, 0 options; for Ms. McCain, 0 options; for Mr. McPhearson, 4,500 options; for Mr. Meigs, 4,500 options; for Mr. Miller, 6,000 options; for Ms. Smith, 6,000 options; and for Mr. Wilson, 4,500 options. No new options were granted to any of our non-employee directors during 2021 or 2022.

[5] This column represents the change in the present value of a director's accumulated benefit under his or her director retirement agreement in 2022. The change in present value of certain agreements was impacted by reductions in discount rate assumptions used in the calculation of present value.

[6] This column reflects reimbursements for mileage and related expenses paid to certain non-employee directors who traveled outside their county of residence to attend any Board or committee meeting and are reimbursed for mileage.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee consists of Bruce N. Wilson, Chairperson, Sheri S. Cook, Jack W. Meigs, Aubrey S. Miller and Donna D. Smith. Pursuant to the Compensation Committee's charter, Mr. House, Chief Executive Officer and President of the Company, is permitted to be present at meetings during which executive compensation other than for himself is under review and consideration. No member of the Compensation Committee nor director during 2022 was an executive officer of another company with a board of directors that has a comparable committee on which one of our executive officers serves on either the board of directors or the comparable compensation committee. No member of our Compensation Committee during 2022 had any relationships requiring disclosure under Item 404 of Regulation S-K.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of March 8, 2023, no person was known to management to be the beneficial owner of more than 5% of the Company's outstanding common stock. The following table sets forth the number and percentage of outstanding shares of the Company's common stock beneficially owned as of March 8, 2023, by (i) the Named Executive Officers; (ii) each director and director nominee of the Company and (iii) all current executive officers and directors of the Company as a group.

NAME OF BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP [1]	PERCENT OF CLASS
Robert Stephen Briggs[2]	68,439	1.16%
Sheri S. Cook[3]	17,558	*
Thomas S. Elley[4]	57,100	*
John C. Gordon[5]	183,063	3.11%
David P. Hale[6]	26,414	*
James F. House[7]	156,658	2.64%
Marlene M. McCain[8]	3,410	*
J. Lee McPhearson[9]	27,686	*
Jack W. Meigs[10]	10,294	*
Aubrey S. Miller[11]	13,767	*
William C. Mitchell[12]	57,528	*
Donna D. Smith[13]	15,767	*
Bruce N. Wilson[14]	20,148	*
All current directors and executive officers as a group (15 persons)	759,704	12.31%

*   Represents less than 1% of the outstanding shares.

[1]   Unless otherwise indicated, the named person has sole voting and sole investment power for the shares indicated. "Percent of class" is based on (i) 5,869,391 shares of the Company's common stock outstanding, (ii) 67,132 shares of common stock equivalents held in the Deferral Plan that may be acquired by certain directors within 60 days and (iii) 235,450 shares of common stock that may be acquired by certain directors and executive officers within 60 days pursuant to the exercise of vested stock options. For each individual included in the table above, "Percent of Class" is calculated by dividing the number of shares beneficially owned by such person by the sum of (i) 5,869,391 shares of common stock outstanding and (ii) the number of additional shares of common stock that such person has the right to acquire within 60 days, if any. For "All current directors and executive officers as a group," "Percent of Class" is calculated by dividing the total number of shares beneficially owned by all 15 persons by the sum of (i) the total number of shares outstanding and (ii) the total number of shares that the members of the group have the right to acquire within 60 days. The percentages in this table have been rounded to the nearest tenth. The Company currently has 10,000,000 shares of common stock, par value $0.01 per share, authorized for issuance.

[2]   Includes (i) 15,431 shares of common stock equivalents held pursuant to the Deferral Plan, with respect to which Mr. Briggs may acquire beneficial ownership within 60 days, (ii) 6,000 shares of common stock underlying options that are exercisable within 60 days, (iii) 2,100 shares of unvested restricted common stock with respect to which Mr. Briggs has voting rights and (iv) 2,500 shares held in the individual retirement account of Mr. Briggs's spouse.

[3]   Includes (i) 3,791 shares of common stock equivalents held pursuant to the Deferral Plan, with respect to which Ms. Cook may acquire beneficial ownership within 60 days, (ii) 6,000 shares of common stock underlying options that are exercisable within 60 days and (iii) 1,500 shares of unvested restricted common stock with respect to which Ms. Cook has voting rights.

[4]   Includes (i) 35,850 shares of common stock underlying options that are exercisable within 60 days and (ii) 7,334 shares of unvested restricted common stock with respect to which Mr. Elley has voting rights.

(5)   Includes (i) 10,560 shares held jointly with Mr. Gordon's spouse, (ii) 20,922 shares of common stock equivalents held pursuant to the Deferral Plan, with respect to which Mr. Gordon may acquire beneficial ownership within 60 days, (iii) 4,500 shares of common stock underlying options that are exercisable within 60 days and (iv) 650 shares of unvested restricted common stock with respect to which Mr. Gordon has voting rights.

(6)   Includes (i) 10,490 shares of common stock equivalents held pursuant to the Deferral Plan, with respect to which Dr. Hale may acquire beneficial ownership within 60 days and (ii) 1,500 shares of unvested restricted common stock with respect to which Dr. Hale has voting rights.

(7)   Includes (i) 22,022 shares held in the 401(k) Plan, (ii) 72,500 shares of common stock underlying options that are exercisable within 60 days, and (iii) 14,990 shares of unvested restricted common stock with respect to which Mr. House has voting rights.

(8)   Includes 1,500 shares of unvested restricted common stock with respect to which Ms. McCain has voting rights.

(9)   Includes (i) 11,673 shares of common stock equivalents held pursuant to the Deferral Plan, with respect to which Mr. McPhearson may acquire beneficial ownership within 60 days, (ii) 4,500 shares of common stock underlying options that are exercisable within 60 days, (iii) 650 shares of unvested restricted common stock with respect to which Mr. McPhearson has voting rights and (iv) 3,000 shares owned by Mr. McPhearson's spouse, with respect to which Mr. McPhearson disclaims beneficial ownership.

(10)   Includes (i) 1,153 shares of common stock equivalents held pursuant to the Deferral Plan, with respect to which Mr. Meigs may acquire beneficial ownership within 60 days, (ii) 4,500 shares of common stock underlying options that are exercisable within 60 days, (iii) 650 shares of unvested restricted common stock with respect to which Mr. Meigs has voting rights and (iv) 2,413 shares held jointly with Mr. Meigs' spouse.

(11)   Includes (i) 6,000 shares of common stock underlying options that are exercisable within 60 days and (ii) 1,500 shares of unvested restricted common stock with respect to which Mr. Miller has voting rights.

(12)   Includes (i) 7,928 shares held in the 401(k) Plan, (ii) 38,500 shares of common stock underlying options that are exercisable within 60 days, and (iii) 6,834 shares of unvested restricted common stock with respect to which Mr. Mitchell has voting rights.

(13)   Includes (i) 6,000 shares of common stock underlying options that are exercisable within 60 days and (ii) 1,500 shares of unvested restricted common stock with respect to which Ms. Smith has voting rights.

(14)   Includes (i) 3,672 shares of common stock equivalents held pursuant to the Deferral Plan, with respect to which Mr. Wilson may acquire beneficial ownership within 60 days, (ii) 4,500 shares of common stock underlying options that are exercisable within 60 days, and (iii) 650 shares of unvested restricted common stock with respect to which Mr. Wilson has voting rights.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board is composed of five directors who are independent directors as defined under the applicable Nasdaq listing rules and the SEC rules currently in effect.

The Audit Committee hereby submits the following report:

- We have reviewed and discussed with management the Company's audited consolidated financial statements as of and for the year ended December 31, 2022.

- We have discussed with the independent auditors, Carr, Riggs & Ingram, LLC, the matters required to be discussed with the independent auditors by applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the SEC.

- We have received the written disclosures and the letter from the independent auditors, Carr, Riggs & Ingram, LLC, required by applicable requirements of the PCAOB regarding Carr, Riggs & Ingram, LLC's communications with the Audit Committee concerning independence and have discussed with Carr, Riggs & Ingram, LLC its independence. We concluded that the provision of non-financial audit services was compatible with Carr, Riggs & Ingram, LLC's independence in performing financial audit services.

Based on the review and discussions referred to above, we recommended to the Board that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

It should be noted that management is responsible for the Company's financial reporting process, including its system of internal controls, and the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The Company's independent registered public accounting firm is responsible for auditing those consolidated financial statements. Our responsibility is to monitor and review this process. It is not our duty or our responsibility to conduct auditing or accounting reviews or procedures.

This report furnished by the Audit Committee:

        Marlene M. McCain, *Chairperson*
        Robert Stephen Briggs
        J. Lee McPhearson
        Jack W. Meigs
        Aubrey S. Miller

PROPOSAL 2
APPROVAL OF THE FIRST US BANCSHARES, INC. 2023 INCENTIVE PLAN

Introduction

On February 22, 2023, the Board of Directors adopted, subject to approval by the shareholders at the Annual Meeting, the First US Bancshares, Inc. 2023 Incentive Plan (the "2023 Incentive Plan") to replace the First US Bancshares 2013 Incentive Plan, as amended in 2019 (the "2013 Incentive Plan"). The purposes of the 2023 Incentive Plan are to (a) enable the Company and its affiliates, including the Bank, to attract and retain the types of employees, directors and consultants who will contribute to the long term success of the Company; (b) provide incentives that align the interests of employees, directors and consultants with those of the shareholders of the Company; and (c) promote the success of the Company's business.

Our authority to make stock-based awards under the 2013 Incentive Plan expired by its terms on March 22, 2023, the tenth anniversary of its adoption. We believe that it is critical for us to continue to be able to award stock-based incentive compensation to key employees, directors and consultants. If we are unable to adopt a new incentive plan, we may need to consider compensation alternatives for 2023 and beyond that do not include equity compensation.

Accordingly, the Board of Directors believes it is advisable to adopt a new comprehensive incentive plan to succeed the 2013 Incentive Plan. If the 2023 Incentive Plan is approved, 605,000 shares of common stock, plus the number of shares underlying any award granted under the 2013 Incentive Plan that expires, terminates or is cancelled or forfeited under the terms of such plan, will be available for issuance under the 2023 Incentive Plan. In setting the number of shares issuable under the 2023 Incentive Plan, the Compensation Committee and the Board considered a number of factors, including the Company's historical grant practices, expected "shareholder value transfer," and potential dilution. Information relevant to determining the number of shares issuable under the 2023 Incentive Plan is set forth below, which information is dated March 8, 2023:

Total shares of the Company's common stock outstanding	5,869,391
Total shares subject to outstanding awards under all incentive plans: . . .	509,978
Appreciation awards (stock options and SARs)	*419,650*[1]
Full-value awards (restricted stock)	*90,328*
Total number of shares available for grant under all incentive plans . . .	206,044[2]

[1] The weighted average exercise price of all appreciation awards is $9.79 and the weighted average remaining term of all appreciation awards is 3.43 years.

[2] As disclosed above, the 2013 Incentive Plan expired by its terms on March 22, 2023, so these shares are no longer available for issuance.

Shares with respect to all grants outstanding under the 2013 Incentive Plan will remain outstanding under the 2023 Incentive Plan and will continue to be subject to the terms of the 2013 Incentive Plan's design and the terms of the respective award agreements. No awards were granted under the 2013 Incentive Plan from the Board's adoption of the 2023 Incentive Plan on February 22, 2023 through the expiration of the 2013 Incentive Plan on March 22, 2023. Any awards granted under the 2023 Incentive Plan between March 8, 2023 and the date that the shareholders approve the 2023 Incentive Plan will be granted subject to such shareholder approval and will count against the number of shares available for issuance under the 2023 Incentive Plan. In the event that our shareholders do not approve the 2023 Incentive Plan, the 2023 Incentive Plan and any awards granted under such plan prior to such approval will not become effective. The 2023 Incentive Plan, if approved, will expire in 2033.

A summary of the principal features of the 2023 Incentive Plan is provided below. The summary is qualified in its entirety by reference to the full text of the 2023 Incentive Plan, which is attached as **Appendix A** to this Proxy Statement.

General

A number of award types are available under the 2023 Incentive Plan, including incentive stock options, nonqualified stock options, stock appreciation rights, restricted awards and performance share awards. No determinations have been made to date with respect to the types or amounts of awards that may be granted to specific individuals pursuant to the 2023 Incentive Plan.

Eligibility

Persons eligible to participate in the 2023 Incentive Plan include all employees, directors and consultants of the Company and our affiliates, including the Bank, and such other individuals designated by the Committee who are reasonably expected to become employees, directors and consultants upon the receipt of awards under the 2023 Incentive Plan. Currently, approximately 41 persons are eligible to participate in the 2023 Incentive Plan.

Administration

Except as may otherwise be determined by the Board, the 2023 Incentive Plan will be administered by the Compensation Committee of the Board. The Compensation Committee has the authority to, subject to the terms of the 2023 Incentive Plan, the Compensation Committee's charter and applicable laws, among other things, determine when awards are to be granted under the 2023 Incentive Plan, determine the participants to whom awards shall be granted, and prescribe the terms and conditions of such awards. The Compensation Committee may delegate administration of the 2023 Incentive Plan to a committee or committees of one or more members of the Board, provided, however, that such committee must consist of two or more non-employee directors, pursuant to Rule 16b-3 of the Securities Exchange Act of 1934, as amended, unless otherwise determined by the Board.

Shares Available

A total of 605,000 shares of the Company's common stock, plus the number of shares underlying any award granted under the 2013 Incentive Plan that expires, terminates or is cancelled or forfeited under the terms of such plan, are reserved for issuance under the 2023 Incentive Plan, all of which may, in the Compensation Committee's discretion, be granted as incentive stock options. Shares of common stock available for distribution under the 2023 Incentive Plan may consist, in whole or in part, of authorized and unissued shares, treasury shares or shares reacquired by the Company in any manner. Any shares of common stock subject to an award that is canceled, forfeited or expires prior to exercise or realization, either in full or in part, shall again become available for issuance under the 2023 Incentive Plan. In the event of changes in the outstanding common stock or in the capital structure of the Company by reason of any stock or extraordinary cash dividend, stock split, reverse stock split, an extraordinary corporate transaction (such as any recapitalization, reorganization, merger, consolidation, combination or exchange) or any other relevant change in capitalization occurring after the date of grant of an award under the 2023 Incentive Plan, awards granted under the 2023 Incentive Plan and any award agreements, the exercise price of options and stock appreciation rights, the maximum number of shares of common stock subject to all awards as provided in the 2023 Incentive Plan and the maximum number of shares of common stock with respect to which any one person may be granted awards during any period stated in the 2023 Incentive Plan will be equitably adjusted or substituted as to the number, price or kind of a share of common stock or other consideration subject to such awards, to the extent necessary to preserve the economic intent of the award.

Types of Awards Available

- *Options* – The 2023 Incentive Plan provides for the grant of incentive stock options and nonqualified stock options. In general, the exercise price of an option may not be less than 100% of the fair market value of the Company's common stock on the date of the grant, and no options granted under the plan may be exercisable after the expiration of ten years from the date of grant of the award. Options will vest and become exercisable as the Compensation Committee deems appropriate. The exercise price may be paid in various ways, including by payment of cash, a stock-for-stock exchange, a broker-assisted cashless exercise or a net exercise.

- *Stock Appreciation Rights* – The 2023 Incentive Plan provides for the grant of stock appreciation rights, either alone, as free-standing stock appreciation rights, or in tandem with an option, as related stock appreciation rights. The exercise price of a stock appreciation right may not be less than 100% of the fair market value of the Company's common stock on the date of the grant, and a related stock appreciation right must have the same exercise price as the related option. No stock appreciation rights may be exercisable after the expiration of ten years from the date of grant of the award. Stock appreciation rights will vest and become exercisable as the Compensation Committee deems appropriate. The consideration payable upon exercise of a stock appreciation right shall be paid in cash, shares of the Company's common stock or a combination of cash and shares of the Company's common stock, as determined in the sole discretion of the Compensation Committee.

- *Restricted Stock and Restricted Stock Units* – The 2023 Incentive Plan provides for the grant of restricted stock or restricted stock units. Such awards may not be sold, assigned, transferred or otherwise disposed of or pledged as collateral or security during the restricted period, which restricted period begins on the date of grant of the award and ends at the time or times set forth on a schedule established by the Compensation Committee. A holder of restricted stock generally shall have the rights and privileges of a shareholder as to such restricted stock, including the right to vote such restricted stock and the right to receive dividends. At the discretion of the Compensation Committee, restricted stock units may be credited with cash and stock dividends paid by the Company in respect of one share of the Company's common stock, which will not be paid until the restricted stock unit is settled, subject to such awards settling (if any).

- *Performance Share Awards* – The 2023 Incentive Plan provides for the grant of performance shares, which represent the right to receive shares of the Company's common stock based upon the achievement, or level of achievement, of performance goals during a performance period, as determined by the Compensation Committee at the time of grant of a performance share award. No payout or issuance of shares of common stock will be made with respect to any performance share award except upon written certification by the Compensation Committee that the minimum threshold performance goal(s) have been achieved. Dividend equivalents will not be paid until the performance share award is earned, but dividend equivalents may be credited with respect to such awards, with payment subject to such awards actually vesting (if any).

Amendment and Termination

The Board may, at any time, and from time to time, amend or terminate the 2023 Incentive Plan; provided, however, that, no amendment will be effective unless approved by the shareholders as may be required by applicable laws, stock exchange rules or other regulations. The 2023 Incentive Plan will automatically terminate on February 22, 2033.

Federal Income Tax Consequences

The following summarizes only the federal income tax consequences of participation under the 2023 Incentive Plan based upon federal income tax laws in effect on the date of this Proxy Statement. This summary does not purport to be complete and does not discuss any non-U.S., state or local tax consequences. In addition, the discussion does not address tax consequences that may vary with, or are contingent on, a participant's individual circumstances. Each participant in the 2023 Incentive Plan is strongly urged to consult with his or her tax advisor regarding participation in the plan.

With respect to nonqualified stock options, the Company is generally entitled to deduct, and the optionee recognizes taxable income in an amount equal to, the difference between the option exercise price and the fair market value of the shares at the time of exercise. A participant receiving incentive stock options will not recognize taxable income upon grant. Additionally, if applicable holding period requirements are met, the participant will not recognize taxable income at the time of exercise. However, the excess of the fair market value of the shares of the Company's common stock received over the option price is an item of tax preference

income potentially subject to the alternative minimum tax. If stock acquired upon exercise of an incentive stock option is held for a minimum of two years from the date of grant and one year from the date of exercise, the gain or loss (in an amount equal to the difference between the fair market value on the date of sale and the exercise price) upon disposition of the stock will be treated as a long-term capital gain or loss, and the Company will not be entitled to any deduction. If the holding period requirements are not met, the incentive stock option will be treated as one that does not meet the requirements of the Code for incentive stock options, and the tax consequences described for nonqualified stock options will apply.

The current federal income tax consequences of other awards authorized under the 2023 Incentive Plan generally follow certain basic patterns: stock-settled stock appreciation rights are taxed and deductible in substantially the same manner as nonqualified stock options; nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid, if any, only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant); stock-based performance awards, dividend equivalents and other types of awards are generally subject to tax at the time of payment. Compensation otherwise effectively deferred is taxed when paid. In each of the foregoing cases, the Company will generally have a corresponding deduction at the time the participant recognizes income.

Certain types of awards under the 2023 Incentive Plan, including cash-settled stock appreciation rights, restricted stock units and deferred stock, may constitute, or provide for, a deferral of compensation subject to Section 409A of the Code. Unless certain requirements set forth in Section 409A of the Code are complied with, participants may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% income tax (and, potentially, certain interest penalties). To the extent applicable, the plan and awards granted under the plan will be interpreted to comply with Section 409A of the Code and Department of Treasury regulations and other interpretive guidance that may be issued under Section 409A of the Code. To the extent determined necessary or appropriate by the Compensation Committee, the plan and applicable award agreements may be amended to comply with Section 409A of the Code or to exempt the applicable awards from Section 409A of the Code.

Securities Authorized for Issuance under Equity Compensation Plans

The following table summarizes, as of December 31, 2022, the securities that were authorized for issuance under the 2013 Incentive Plan and the Deferral Plan. The Deferral Plan permits non-employee directors to defer their directors' fees and receive the adjusted value of the deferred amounts in cash and/or in the Company's common stock and was approved by the Company's shareholders in 2004.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights [1]	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))[2]
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	564,573	$ 9.80 [3]	320,310
Equity compensation plans not approved by shareholders	—	—	—
Total	564,573	$ 9.80 [3]	320,310

[1] Includes shares to be issued under the 2013 Incentive Plan and the Deferral Plan.
[2] Does not include shares reserved for future issuance under the Deferral Plan. Includes shares available for issuance under the 2013 Incentive Plan.
[3] Does not include amounts deferred pursuant to the Deferral Plan, as there is no exercise price associated with these deferred amounts.

New Plan Benefits

Because future awards under the 2023 Incentive Plan will be granted in the discretion of the Compensation Committee, the type, number, recipients and other terms of such awards cannot be determined at this time.

THE BOARD RECOMMENDS THAT YOU VOTE <u>FOR</u> THE APPROVAL OF THE FIRST US BANCSHARES, INC. 2023 INCENTIVE PLAN.

PROPOSAL 3
RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

At the direction of the Audit Committee, the ratification of the appointment of Carr, Riggs & Ingram, LLC ("Carr, Riggs & Ingram") as the Company's independent registered public accountants for the year ending December 31, 2023, is being presented to the shareholders for approval at the Annual Meeting. Although ratification is not required by our Bylaws or otherwise, the Board is submitting the selection of Carr, Riggs & Ingram to our shareholders for ratification as a matter of good corporate governance. If the selection is not ratified, the Audit Committee will consider whether it is appropriate to select another independent registered public accounting firm. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our shareholders.

General

The Audit Committee has approved the engagement of Carr, Riggs & Ingram as the Company's independent registered public accountants for the year ending December 31, 2023. Carr, Riggs & Ingram has served as the Company's principal accountants since August 7, 2008.

The Audit Committee reviews our independent registered public accountants' performance and independence. In connection with the Audit Committee's selection of Carr, Riggs & Ingram as our independent registered public accountants for 2023, the Audit Committee considered and discussed, among other factors:

- Carr, Riggs & Ingram's current and historical performance on the Company's audit including the extent, timeliness and quality of communications with the Audit Committee and the Company's management;

- recent reports of the PCAOB's inspections of Carr, Riggs & Ingram;

- Carr, Riggs & Ingram's tenure as our independent registered public accountants and its familiarity with our operations, accounting policies and practices, and internal control over financial reporting;

- the Audit Committee's perception of, and Carr, Riggs & Ingram's statements regarding, the firm's independence;

- Carr, Riggs & Ingram's expertise in the banking industry and the Audit Committee's perception of its capability in handling issues related specifically to financial institutions;

- the knowledge and experience of the lead audit partner and other key members assigned to our audit service team;

- the appropriateness of Carr, Riggs & Ingram's fees and the reasonableness of the cost of the audit services; and

- consideration of the time and expense that would be incurred by management in order to onboard a new firm.

Carr, Riggs & Ingram's partners who are assigned as "lead audit partners" for its audits of public companies are subject to a mandatory rotation policy, and a partner in the firm may not serve as lead audit partner for the firm's audit of our financial statements for more than five consecutive years. The Audit Committee does not approve or disapprove the accounting firm's assignment of a particular partner as lead audit partner, or its assignment of other members of the firm to its audit team, for audits of our financial statements. However, in connection with the Audit Committee's selection of our independent registered public accountants each year, the Audit Committee meets with the proposed lead audit partner, considers the partner's experience and performance on previous audits and any experience of the Audit Committee with the partner, and seeks and considers the views of our executive management. The Audit Committee then communicates its views regarding that partner to management of the accounting firm.

Based on its evaluation, the Audit Committee believes that Carr, Riggs & Ingram is independent and that it is in our and our shareholders' best interests to retain Carr, Riggs & Ingram as our independent registered public accountants for 2023.

A representative from Carr, Riggs & Ingram is expected to attend the Annual Meeting, will have the opportunity to make a statement if he or she desires to do so and is expected to be available to respond to appropriate questions.

Pre-Approval Policies and Procedures

The Audit Committee of the Board has adopted policies and procedures for the pre-approval of audit and permissible non-audit services performed by the independent registered public accountants. Pursuant to these policies and procedures, the Audit Committee generally is required to pre-approve the audit and permissible non-audit services performed by the independent registered public accountants in order to assure that the provision of such services does not impair the auditor's independence. Unless a type of service to be provided by the independent registered public accountants has received general pre-approval, the service will require specific pre-approval by the Audit Committee. Any proposed services exceeding pre-approved cost levels will require specific pre-approval by the Audit Committee. On an annual basis, the Audit Committee may pre-approve specific services that are expected to be provided to the Company by the independent registered public accountants during the following twelve months.

Audit and Other Service Fees

The following table sets forth the aggregate fees billed to the Company for the audit and other services provided by Carr, Riggs & Ingram for 2022 and 2021.

	2022	2021
Audit Fees	$250,000	$263,500
Audit-Related Fees	23,625	24,900
Tax Fees	2,650	2,800
All Other Fees	—	—

Audit Fees

Audit fees were for professional services rendered relating to the audit of the Company's annual consolidated financial statements and the review of financial statements included in the Company's Forms 10-Q and Form 10-K. All of these services were pre-approved by the Audit Committee.

Audit-Related Fees

Audit-related fees were for professional services rendered that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements and are not reported under "Audit Fees." These fees represent the aggregate fees billed for services relating to employee benefit plan audits. All of these services were pre-approved by the Audit Committee.

Tax Fees

Tax fees represent the fees billed for services relating to tax compliance, tax advice and tax planning. All of these services were pre-approved by the Audit Committee.

All Other Fees

There were no other fees paid to Carr, Riggs & Ingram for 2022 and 2021.

Vote Required; Board Recommendation

The affirmative vote of a majority of the shares represented at the Annual Meeting in person or by proxy and entitled to vote on this matter is needed to ratify the appointment of Carr, Riggs & Ingram as the Company's independent registered public accountants for the year ending December 31, 2023. Unless instructed to the contrary, the shares represented by proxy will be voted FOR this proposal.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF CARR, RIGGS & INGRAM AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR THE YEAR ENDING DECEMBER 31, 2023.

PROPOSAL 4
ADVISORY APPROVAL OF EXECUTIVE COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010, requires that companies provide shareholders with the opportunity to vote to approve, on a non-binding, advisory basis, the compensation of their named executive officers in accordance with the compensation disclosure rules of the SEC. We intend to hold such an advisory vote on the compensation of our Named Executive Officers, commonly known as a "say-on-pay" vote, each year in connection with our annual meeting of shareholders until the next vote on the frequency of the "say-on-pay" vote or until the Board otherwise determines that a different frequency for this advisory vote is in the best interests of our shareholders. Following the advisory vote on the frequency of future "say-on-pay" votes at this year's Annual Meeting (Proposal 5), the next such advisory vote on the frequency of future "say-on-pay" votes will occur no later than 2029.

As described in detail under the heading "Executive Compensation," we believe that the compensation of our executive officers should link rewards to business results and shareholders' returns. We believe that our compensation program should attract, retain and motivate the executive officers necessary for our current and long-term success and should provide the executive officers with a stake in the future of the Company that corresponds to the stake of each of our shareholders.

The vote on this resolution is not intended to address any specific element of compensation; rather, the vote relates to the compensation of our Named Executive Officers, as described in this Proxy Statement in accordance with the compensation disclosure rules of the SEC. The vote is advisory, which means that the vote is not binding on the Company, the Board or the Compensation Committee of the Board. To the extent that there is any significant vote against our Named Executive Officer compensation as disclosed in this Proxy Statement, the Compensation Committee will evaluate whether any actions are necessary to address the concerns of shareholders.

The affirmative vote of a majority of the shares represented at the Annual Meeting in person or by proxy and entitled to vote on this matter is required for the adoption of this Proposal, the results of which will be non-binding and advisory in nature.

Accordingly, pursuant to Section 14A of the Securities Exchange Act of 1934, as amended, we ask our shareholders to vote on the following resolution at the Annual Meeting:

"RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the Named Executive Officers, as disclosed in the Company's Proxy Statement for the 2023 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the SEC, including the 'Executive Compensation' section, the 'Summary Compensation Table' and the other related tables and disclosure."

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT.

PROPOSAL 5
ADVISORY VOTE ON FREQUENCY OF FUTURE SAY-ON-PAY VOTES

The Dodd-Frank Wall Street Reform and Consumer Protection Act also provides that shareholders be given the opportunity to vote, on a non-binding, advisory basis, for their preference as to how frequently we should seek future advisory votes on the compensation of our Named Executive Officers, as disclosed in accordance with the compensation disclosure rules of the Securities and Exchange Commission, which we refer to as an advisory vote on executive compensation.

By voting on this Proposal 4, shareholders may indicate whether they would prefer that we conduct future advisory votes on executive compensation once every one, two or three years. Shareholders also may, if they wish, abstain from casting a vote on this proposal.

Our Board of Directors has determined that an annual advisory vote on executive compensation will continue to allow our shareholders to provide timely, direct input on the Company's executive compensation philosophy, policies and practices as disclosed in the proxy statement each year. The Board believes that an annual vote is therefore consistent with the Company's efforts to engage in an ongoing dialogue with our shareholders on executive compensation and corporate governance matters.

We recognize that shareholders may have different views as to the best approach for the Company; therefore, we look forward to hearing from our shareholders as to their preferences on the frequency of an advisory vote on executive compensation.

This vote is advisory and not binding on the Company or our Board of Directors in any way. The Board of Directors and the Compensation Committee will take into account the outcome of the vote, however, when considering the frequency of future advisory votes on executive compensation. The Board may decide that it is in the best interests of our shareholders and the Company to hold an advisory vote on executive compensation more or less frequently than the frequency receiving the most votes cast by our shareholders.

The proxy card provides shareholders with the opportunity to choose among four options (holding the advisory vote on compensation every one, two or three years, or abstaining); therefore, shareholders will not be voting to approve or disapprove the recommendation of the Board of Directors.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE OPTION OF "EVERY YEAR" AS THE PREFERRED FREQUENCY FOR FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION.

SHAREHOLDER PROPOSALS FOR 2024 ANNUAL MEETING

If any shareholder wishes to present a proposal to be included in the proxy materials for the Company's 2024 Annual Meeting of Shareholders, the shareholder must comply with applicable securities regulations, including providing adequate notice to the Company. Such proposals must be received by the Company at the address noted below on or before November 24, 2023, in order to be considered for inclusion in the Company's proxy materials relating to such meeting. If the date of the 2024 Annual Meeting changes by more than 30 days from April 27, 2024, then the deadline to submit stockholder proposals for inclusion in the proxy statement for the 2024 Annual Meeting will be a reasonable time before the Company begins to print and mail its proxy materials for the 2024 Annual Meeting. The Company will determine whether to include a proposal in the 2024 proxy statement in accordance with the SEC rules governing the solicitation of proxies.

If a stockholder proposal is submitted outside the proposal process mandated by SEC Rule 14a-8, and is submitted instead under the Company's advance notice Bylaw provision (Section 2.15 of the Bylaws), the proposal must be received by the Company's Corporate Secretary not earlier than December 29, 2023 nor later than January 28, 2024, together with the necessary supporting documentation required under that Bylaw provision. If the date of the 2024 Annual Meeting is advanced by more than 30 days or is delayed by more than 70 days from April 27, 2024, then to be timely the nomination or proposal must be received by the Company no earlier than the 120th day prior to the 2024 Annual Meeting and no later than the close of business on the later of the 90th day prior to the meeting or the 10th day following the day on which public announcement of the date of the 2024 Annual Meeting is first made.

In addition to satisfying the requirements under our Bylaws, to comply with the SEC's universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees at the 2024 Annual Meeting must provide notice to the Company that complies with the informational requirements of Rule 14a-19 under the Exchange Act.

Any proposal must be submitted in writing, by certified mail, return receipt requested, to:

> Beverly J. Dozier, Corporate Secretary
> First US Bancshares, Inc.
> 131 West Front Street
> Post Office Box 249
> Thomasville, Alabama 36784

OTHER MATTERS

We do not know of any matters to be presented for action at the Annual Meeting other than those set forth in the notice of the Annual Meeting and discussed in this Proxy Statement.

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more shareholders sharing the same address by delivering a single proxy statement or a single notice addressed to those shareholders. Each shareholder continues to receive a separate proxy card. This process, commonly referred to as "householding," provides cost savings for companies. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple shareholders sharing an address, unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, please notify your broker.

The Company will furnish to shareholders without charge, upon written or oral request, a copy of the Company's Annual Report on Form 10-K, including the accompanying financial statements and schedules, required to be filed with the Securities and Exchange Commission for the year ended December 31, 2022. Copies of the exhibits to the Form 10-K also will be available upon request. Requests should be made to:

Beverly J. Dozier, Corporate Secretary
First US Bancshares, Inc.
131 West Front Street
Post Office Box 249
Thomasville, Alabama 36784
Tel. (334) 636-5424

Please complete, sign and date the enclosed proxy card and send it promptly by mail in the envelope provided for this purpose, or vote your shares via the internet or by telephone using the instructions provided in this Proxy Statement and on your proxy card. The proxy may be revoked by voting during the virtual Annual Meeting, by signing and delivering a later-dated proxy card, by giving written notice of revocation to the Secretary of the Company or by a later vote via the internet or by telephone at any time prior to the voting thereof.

FIRST US BANCSHARES, INC.
2023 INCENTIVE PLAN

1. Purpose; Eligibility.

      1.1 General Purpose. The name of the Plan is the First US Bancshares, Inc. 2023 Incentive Plan. The purposes of the Plan are to (a) enable the Company and its Affiliates to attract and retain the types of Employees, Consultants and Directors who will contribute to the Company's long range success; (b) provide incentives that align the interests of Employees, Consultants and Directors with those of the stockholders of the Company; and (c) promote the success of the Company's business.

      1.2 Eligible Award Recipients. The persons eligible to receive Awards are the Employees, Consultants and Directors of the Company and its Affiliates and such other individuals designated by the Committee who are reasonably expected to become Employees, Consultants and Directors after the receipt of Awards.

      1.3 Available Awards. Awards that may be granted under the Plan include: (a) Incentive Stock Options, (b) Nonqualified Stock Options, (c) Stock Appreciation Rights, (d) Restricted Awards, and (e) Performance Share Awards.

2. Definitions.

"**Affiliate**" means a corporation or other entity that, directly or through one or more intermediaries, controls, is controlled by or is under common control with, the Company; provided, that, to the extent required under Section 409A of the Code, the entity is one with respect to which Common Stock will qualify as "service recipient stock."

"**Applicable Laws**" means the requirements related to or implicated by the administration of the Plan under applicable state corporate law, United States federal and state banking and securities laws, the Code, the rules of any stock exchange or quotation system on which the shares of Common Stock are listed or quoted, and the applicable laws of any other jurisdiction where Awards are granted under the Plan.

"**Award**" means any right granted under the Plan, including an Incentive Stock Option, a Nonqualified Stock Option, a Stock Appreciation Right, a Restricted Award or a Performance Share Award.

"**Award Agreement**" means a written agreement, contract, certificate or other instrument or document evidencing the terms and conditions of an individual Award granted under the Plan which may, in the discretion of the Company, be transmitted electronically to any Participant. Each Award Agreement shall be subject to the terms and conditions of the Plan.

"**Board**" means the Board of Directors of the Company, as constituted from time to time.

"**Cause**" means:

With respect to any Employee or Consultant, unless the applicable Award Agreement states otherwise: (a) if the Employee or Consultant is a party to an employment or service agreement with the Company or its Affiliates and such agreement provides for a definition of Cause, the definition contained therein; or (b) if no such agreement exists, or if such agreement does not define Cause: (i) the commission of, or plea of guilty or no contest to, a felony or a crime involving moral turpitude or the commission of any other act involving willful malfeasance or material fiduciary breach with respect to the Company or an Affiliate; (ii) conduct that results in or is reasonably likely to result in harm to the reputation or business of the Company or an Affiliate; (iii) gross negligence or willful misconduct with respect to the Company or an Affiliate; (iv) material violation of state or federal banking or securities laws; or (v) conduct that results in the suspension or removal of the Employee from

his or her position as an officer, director or employee of the Company or an Affiliate pursuant to an order or requirement by any regulatory agency with authority or jurisdiction over the Company or such Affiliate.

With respect to any Director, unless the applicable Award Agreement states otherwise, a determination by a majority of the disinterested Board members that the Director has engaged in any of the following: (a) malfeasance in office; (b) gross misconduct or neglect; (c) false or fraudulent misrepresentation inducing the director's appointment; (d) willful conversion of corporate funds; or (e) repeated failure to participate in Board meetings on a regular basis despite having received proper notice of the meetings in advance.

The Committee, in its absolute discretion, shall determine the effect of all matters and questions relating to whether a Participant has been discharged for Cause.

"**Change in Control**" means: (a) one person (or more than one person acting as a group) acquires ownership of stock of the Company that, together with the stock held by such person or group, constitutes more than fifty percent (50%) of the total Fair Market Value or total voting power of the stock of the Company; provided, however, that a Change in Control shall not occur if any person (or more than one person acting as a group) owns more than fifty percent (50%) of the total Fair Market Value or total voting power of the Company's stock and acquires additional stock; (b) one person (or more than one person acting as a group) acquires (or has acquired during the twelve-month period ending on the date of the most recent acquisition) ownership of the Company's stock possessing thirty percent (30%) or more of the total voting power of the Company's stock; (c) a majority of the members of the Board are replaced during any twelve-month period by directors whose appointment or election is not endorsed by a majority of the Board before the date of appointment or election; or (d) one person (or more than one person acting as a group) acquires (or has acquired during the twelve-month period ending on the date of the most recent acquisition) assets from the Company that have a total gross fair market value equal to or more than forty percent (40%) of the total gross fair market value of all of the assets of the Company before such acquisition.

"**Clawback Policy**" has the meaning set forth in **Section 14.2**.

"**Code**" means the Internal Revenue Code of 1986, as it may be amended from time to time. Any reference to a section of the Code shall be deemed to include a reference to any regulations promulgated thereunder.

"**Committee**" means a committee of one or more members of the Board appointed by the Board to administer the Plan in accordance with **Section 3**.

"**Common Stock**" means the common stock, $0.01 par value per share, of the Company, or such other securities of the Company as may be designated by the Committee from time to time in substitution thereof.

"**Company**" means First US Bancshares, Inc., a Delaware corporation, and any successor thereto.

"**Consultant**" means any individual who is engaged by the Company or an Affiliate to render consulting or advisory services, other than as an Employee or Director.

"**Continuous Service**" means that the Participant's service with the Company or an Affiliate, whether as an Employee, Consultant or Director, is not interrupted or terminated. The Participant's Continuous Service shall not be deemed to have terminated merely because of a change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Consultant or Director or a change in the entity for which the Participant renders such service; provided, that there is no interruption or termination of the Participant's Continuous Service; provided further, that if any Award is subject to Section 409A of the Code, this sentence shall only be given effect to the extent consistent with a "separation from service," as defined under Section 409A of the Code. Subject to compliance with Section 409A of the Code (as applicable), the Committee or its delegate, in its sole discretion, may determine whether (i) Continuous Service shall be considered

interrupted in the case of any leave of absence approved by that party, including sick leave, military leave or any other personal or family leave of absence, and/or (ii) a Company transaction, such as a sale or spin-off of a division or subsidiary that employs a Participant, shall be deemed to result in a termination of Continuous Service for purposes of affected Awards. Any such decision by the Committee or its delegate (as applicable) shall be final, conclusive and binding.

"**Director**" means a member of the Board or the board of directors of any Affiliate.

"**Disability**" means, unless the applicable Award Agreement says otherwise: (a) if the Participant is a party to an employment agreement with the Company or its Affiliates and such agreement provides for a definition of Disability, the definition contained therein; or (b) if no such agreement exists, or if such agreement does not define Disability: that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment; provided, however, that for purposes of determining the term of an Incentive Stock Option pursuant to **Section 6.10** hereof, the term Disability shall have the meaning ascribed to it under Section 22(e)(3) of the Code. The determination of whether an individual has a Disability shall be determined under procedures established by the Committee. Except in situations where the Committee is determining Disability for purposes of the term of an Incentive Stock Option pursuant to **Section 6.10** hereof within the meaning of Section 22(e)(3) of the Code, the Committee may rely on any determination that a Participant is disabled for purposes of benefits under any long-term disability plan maintained by the Company or an Affiliate in which a Participant participates; provided, however, that if any Award is subject to Section 409A of the Code, Disability shall only be given effect to the extent consistent with a "disability," as defined for such purpose under Section 409A of the Code.

"**Disqualifying Disposition**" has the meaning set forth in **Section 14.11**.

"**Dividend Equivalents**" has the meaning set forth in **Section 7.2(b)(ii)**.

"**Effective Date**" shall mean the date as of which the Plan is adopted by the Board, subject to approval by the Company's stockholders at the 2023 Annual Meeting of Stockholders.

"**Employee**" means any person, including an Officer or Director, employed by the Company or an Affiliate; provided, however, that, for purposes of determining eligibility to receive Incentive Stock Options, an Employee shall mean an employee of the Company or a parent or subsidiary corporation within the meaning of Section 424 of the Code. Mere service as a Director or payment of a director's fee by the Company or an Affiliate shall not be sufficient to constitute "employment" by the Company or an Affiliate.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

"**Fair Market Value**" means, as of any date, the value of the Common Stock as determined below. If the Common Stock is listed on any established stock exchange or a national market system, including, without limitation, the NASDAQ Stock Market, the Fair Market Value shall be the closing price of a share of Common Stock (or if no sales were reported the closing price on the date immediately preceding such date) as quoted on such exchange or system on the day of determination, as reported in the Wall Street Journal or such other source as the Committee deems reliable. In the absence of an established market for the Common Stock, the Fair Market Value shall be determined in good faith by the Committee in accordance with Section 409A of the Code, and such determination shall be conclusive and binding on all persons.

"**Free Standing Rights**" has the meaning set forth in **Section 7.1(a)**.

"**Grant Date**" means the date on which the Committee adopts a resolution, or takes other appropriate action, expressly granting an Award to a Participant that specifies the key terms and conditions of the Award or, if a later date is set forth in such resolution, then such date as is set forth in such resolution.

"**Incentive Stock Option**" means an Option that is designated by the Committee as an incentive stock option within the meaning of Section 422 of the Code and that meets the requirements set out in the Plan.

"**Non-Employee Director**" means a Director who is a "non-employee director" within the meaning of Rule 16b-3.

"**Nonqualified Stock Option**" means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

"**Officer**" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

"**Option**" means an Incentive Stock Option or a Nonqualified Stock Option granted pursuant to the Plan.

"**Option Exercise Price**" means the price at which a share of Common Stock may be purchased upon the exercise of an Option.

"**Optionholder**" means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

"**Participant**" means an eligible person to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Award.

"**Performance Goals**" means, for a Performance Period, the one or more goals established by the Committee for the Performance Period based upon the business criteria or other performance measures determined by the Committee in its discretion.

"**Performance Period**" means the one or more periods of time, not less than one fiscal quarter, in duration, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to and the payment of a Performance Share Award.

"**Performance Share**" means the grant of a right to receive a number of actual shares of Common Stock or share units based upon the performance of the Company during a Performance Period, as determined by the Committee.

"**Performance Share Award**" means any Award granted pursuant to **Section 7.3**.

"**Permitted Transferee**" means, unless otherwise authorized by the Committee (or the Board, as the case may be), a member of the Optionholder's immediate family (child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, including adoptive relationships), any person sharing the Optionholder's household (other than a tenant or employee), a trust in which these persons have more than fifty percent (50%) of the beneficial interest, a foundation in which these persons (or the Optionholder) control the management of assets, and any other entity in which these persons (or the Optionholder) own more than fifty percent (50%) of the voting interests.

"**Plan**" means this First US Bancshares, Inc. 2023 Incentive Plan, as amended and/or amended and restated from time to time.

"**Related Rights**" has the meaning set forth in **Section 7.1(a)**.

"**Restricted Award**" means any Award granted pursuant to **Section 7.2**.

"**Restricted Period**" has the meaning set forth in **Section 7.2(a)**.

"**Restricted Stock**" has the meaning set forth in **Section 7.2(a)**.

"**Restricted Stock Unit**" has the meaning set forth in **Section 7.2(a)**.

"**Rule 16b-3**" means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

"**Securities Act**" means the Securities Act of 1933, as amended.

"**Stock Appreciation Right**" means the right pursuant to an Award granted under **Section 7.1** to receive, upon exercise, an amount payable in cash or shares equal to the number of shares subject to the Stock Appreciation Right that is being exercised multiplied by the excess of (a) the Fair Market Value of a share of Common Stock on the date the Award is exercised over (b) the exercise price specified in the Stock Appreciation Right Award Agreement.

"**Substitute Awards**" has the meaning set forth in **Section 4.6**.

"**Ten Percent Stockholder**" means a person who owns (or is deemed to own pursuant to Section 424(d) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Affiliate.

"**Total Share Reserve**" has the meaning set forth in **Section 4.1**.

"**Vested Unit**" has the meaning set forth in **Section 7.2(e)**.

3. Administration.

3.1 Authority of the Committee. The Plan shall be administered by the Committee or, in the Board's sole discretion, by the Board. Subject to the terms of the Plan, the Committee's charter and Applicable Laws, and in addition to other express powers and authorization conferred by the Plan, the Committee (or the Board, as the case may be) shall have the authority:

(a) to construe and interpret the Plan and apply its provisions;

(b) to promulgate, amend and rescind rules and regulations relating to the administration of the Plan;

(c) to authorize any person to execute, on behalf of the Company, any instrument required to carry out the purposes of the Plan;

(d) to delegate its authority to one or more Officers of the Company with respect to Awards that do not involve "insiders" within the meaning of Section 16 of the Exchange Act;

(e) to determine when Awards are to be granted under the Plan and the applicable Grant Date;

(f) to select, subject to the limitations set forth in the Plan, those Participants to whom Awards shall be granted;

(g) to determine the number of shares of Common Stock to be made subject to each Award;

(h) to determine whether each Option is to be an Incentive Stock Option or a Nonqualified Stock Option;

(i) to prescribe the terms and conditions of each Award, including, without limitation, the exercise price and medium of payment and vesting provisions, and to specify the provisions of the Award Agreement relating to such grant;

(j) to determine the target number of Performance Shares to be granted pursuant to a Performance Share Award, the performance measures that will be used to establish the Performance Goals, the Performance Period(s) and the number of Performance Shares earned by a Participant;

(k) in accordance and consistent with Section 409A of the Code, to amend any outstanding Awards, including for the purpose of modifying the time or manner of vesting or the term of any outstanding Award or extending the exercise period of any outstanding Award; provided, however, that if any such amendment impairs a Participant's rights or increases a Participant's obligations under his or her Award or creates or increases a Participant's federal income tax liability with respect to an Award, such amendment shall also be subject to the Participant's consent;

(l) to determine the duration and purpose of leaves of absences that may be granted to a Participant without constituting termination of his or her employment for purposes of the Plan, which periods shall be no shorter than the periods generally applicable to Employees under the Company's employment policies;

(m) to make decisions with respect to outstanding Awards that may become necessary upon a change in corporate control or an event that triggers anti-dilution adjustments;

(n) to interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the Plan and any instrument or agreement relating to, or Award granted under, the Plan; and

(o) to exercise discretion to make any and all other determinations that it determines to be necessary or advisable for the administration of the Plan.

In accordance and consistent with Section 409A of the Code, the Committee also may modify the purchase price or the exercise price of any outstanding Award, provided, however, that no adjustment or reduction of the exercise price of any outstanding Option or Stock Appreciation Right in the event of a decline in Common Stock price shall be permitted without stockholder approval. The foregoing prohibition includes (i) reducing the exercise price of outstanding Options or Stock Appreciation Rights; (ii) cancelling outstanding Options or Stock Appreciation Rights in connection with the granting of Options or Stock Appreciation Rights with a lower exercise price to the same individual; (iii) cancelling Options or Stock Appreciation Rights with an exercise price in excess of the current Fair Market Value in exchange for a cash payment or other Awards(s); and (iv) taking any other action that would be treated as a repricing of an Option or Stock Appreciation Right under the rules of the primary securities exchange or similar entity on which the Common Stock is listed.

3.2 Committee Decisions Final. All decisions made by the Committee (or the Board, as the case may be) pursuant to the provisions of the Plan shall be final and binding on the Company and the Participants, unless such decisions are determined by a court having jurisdiction to be arbitrary and capricious.

3.3 Delegation. The Committee or, if no committee has been appointed, the Board, may delegate administration of the Plan to a committee or committees of one or more members of the Board, and the term "**Committee**" shall apply to any person or persons to whom such authority has been delegated. The Committee shall have the power to delegate to a subcommittee any of the administrative powers that the Committee is authorized to exercise (and references in the Plan to the Board or the Committee shall thereafter be to the committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and revest in the Board the administration of the Plan. The members of the Committee shall be appointed by and serve at the pleasure of the Board. From time to time, the Board may increase or decrease the size of the Committee and add additional members to, remove members (with or without Cause) from, appoint new members in substitution therefor and fill vacancies, however caused, in the Committee. The Committee shall act pursuant to a vote of the majority of its members or, in the case of a Committee comprised of only two members, the unanimous consent of its members, whether present or not, or by the written consent of the majority of its members, and minutes shall be kept of all of its meetings and copies thereof shall be provided to the Board. Subject to the limitations prescribed by the Plan and the Board, the Committee may establish and follow such rules and regulations for the conduct of its business as it may determine to be advisable.

3.4 Committee Composition. Except as otherwise determined by the Board, the Committee shall consist solely of two or more Non-Employee Directors. The Board shall have discretion to determine whether or not it intends to comply with the exemption requirements of Rule 16b-3. However, if the Board intends to satisfy the exemption requirements of Rule 16b-3 with respect to Awards to any insider subject to Section 16 of the Exchange Act that are to be approved by the Committee rather than the Board, then the Committee shall consist solely of two or more Non-Employee Directors. Within the scope of such authority, the Board or the Committee may delegate to a committee of one or more members of the Board who are not Non-Employee Directors the authority to grant Awards to eligible persons who are not then subject to Section 16 of the Exchange Act. Nothing herein shall create an inference that an Award is not validly granted under the Plan in the event Awards are granted under the Plan by a compensation committee of the Board that does not at all times consist solely of two or more Non-Employee Directors.

3.5 Indemnification. In addition to such other rights of indemnification as they may have as Directors or members of the Committee, and to the extent allowed by Applicable Laws, the Committee shall be indemnified by the Company against the reasonable expenses, including attorney's fees, actually incurred in connection with any action, suit or proceeding or in connection with any appeal therein, to which the Committee may be party by reason of any action taken or failure to act under or in connection with the Plan or any Award granted under the Plan, and against all amounts paid by the Committee in settlement thereof (provided, however, that the settlement has been approved by the Company, which approval shall not be unreasonably withheld) or paid by the Committee in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such Committee did not act in good faith and in a manner which such person reasonably believed to be in the best interests of the Company, or in the case of a criminal proceeding, had no reason to believe that the conduct complained of was unlawful; provided, however, that, within sixty (60) days after institution of any such action, suit or proceeding, such Committee shall, in writing, offer the Company the opportunity at its own expense to handle and defend such action, suit or proceeding.

4. Shares Subject to the Plan.

4.1 Subject to adjustment in accordance with **Section 11**, a total of 605,000 shares of Common Stock, plus the number of shares of Common Stock underlying any award granted under the First US Bancshares, Inc. 2013 Incentive Plan, as amended, that expires, terminates or is cancelled or forfeited under the terms of such plan, shall be available for the grant of Awards under the Plan (the "**Total Share Reserve**"), all of which may, in the Committee's discretion, be granted as Incentive Stock Options. Any shares of Common Stock granted in connection with Options and Stock Appreciation Rights shall be counted against this limit as one share for every one Option or Stock Appreciation Right awarded. Any shares of Common Stock granted in connection with Awards other than Options and Stock Appreciation Rights shall be counted against this limit as two (2) shares of Common Stock for every one share of Common Stock granted in connection with such Award. Performance Share Awards shall be counted assuming maximum performance results (if applicable) until such time as actual performance results can be determined. During the terms of the Awards, the Company shall keep available at all times the number of shares of Common Stock required to satisfy such Awards.

4.2 Shares of Common Stock available for issuance by the Company under the Plan may consist, in whole or in part, of authorized and unissued shares, treasury shares or shares reacquired by the Company in any manner.

4.3 Subject to adjustment in accordance with **Section 11**, no Participant shall be granted, during any one (1) year period, Options to purchase Common Stock and Stock Appreciation Rights with respect to more than 30,000 shares of Common Stock in the aggregate or any other Awards with respect to more than 30,000 shares of Common Stock in the aggregate. If an Award is to be settled in cash, the number of shares of Common Stock on which the Award is based shall not count toward the individual share limit set forth in this **Section 4.3**.

4.4 The maximum number of shares of Common Stock subject to Awards granted during a single fiscal year to any Non-Employee Director, together with any cash fees paid to such Non-Employee Director during the fiscal year, shall not exceed a total value of $400,000 (calculating the value of any Awards based on the grant date fair value for financial reporting purposes).

4.5 Any shares of Common Stock subject to an Award that is cancelled, forfeited, terminated or expires prior to exercise or realization, either in full or in part, shall again become available for issuance under the Plan. Notwithstanding anything to the contrary contained herein: (1) shares subject to an Award under the Plan shall not again be made available for issuance or delivery under the Plan if such shares are (a) shares tendered in payment of an Award, (b) shares delivered by a Participant or withheld by the Company to satisfy any tax withholding obligation, or (c) shares covered by a stock-settled Stock Appreciation Right or other Awards that were not issued upon the settlement of the Award; and (2) shares repurchased on the open market with the proceeds of an Option Exercise Price shall not again be made available for issuance under the Plan. Furthermore, notwithstanding that an Award is settled by the delivery of a net number of shares, the full number of shares underlying such Award shall not be available for subsequent Awards under the Plan. Shares subject to Awards that are settled in cash will be added back to the Plan share reserve and again be available for issuance pursuant to Awards granted under the Plan.

4.6 In accordance and consistent with Section 409A of the Code, Awards may, in the sole discretion of the Committee, be granted under the Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Company or with which the Company combines ("**Substitute Awards**"). Substitute Awards shall not be counted against the Total Share Reserve. Subject to applicable stock exchange requirements, available shares under a stockholder-approved plan of an entity directly or indirectly acquired by the Company or with which the Company combines (as appropriately adjusted to reflect such acquisition or transaction) may be used for Awards under the Plan and shall not count against the Total Share Reserve.

5. Eligibility.

5.1 Eligibility for Specific Awards. Incentive Stock Options may be granted only to Employees. Awards other than Incentive Stock Options may be granted to Employees, Consultants and Directors of the Company and its Affiliates and such other individuals designated by the Committee who are reasonably expected to become Employees, Consultants and Directors following the Grant Date.

5.2 Ten Percent Stockholders. A Ten Percent Stockholder shall not be granted an Incentive Stock Option unless the Option Exercise Price is at least one hundred ten percent (110%) of the Fair Market Value of the Common Stock subject to the Option on the Grant Date and the Option is not exercisable after the expiration of five (5) years from the Grant Date.

6. Option Provisions. Each Option granted under the Plan shall be evidenced by an Award Agreement. Each Option so granted shall be subject to the conditions set forth in this **Section 6**, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. No Options may be granted under the Plan that provide for automatic grants of new Options when a Participant pays the exercise price of a previously granted Option by delivering shares of Common Stock owned by such Participant. All Options shall be separately designated Incentive Stock Options or Nonqualified Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates will be issued for shares of Common Stock purchased on exercise of each type of Option. Notwithstanding the foregoing, the Company shall have no liability to any Participant or any other person if an Option designated as an Incentive Stock Option fails to qualify as such at any time, or if an Option is determined to constitute "nonqualified deferred compensation" within the meaning of Section 409A of the Code and the terms of such Option do not satisfy the requirements of Section 409A of the Code. The provisions of separate Options need not be identical, but each Option shall include (through incorporation of provisions hereof by reference in the Option or otherwise) the substance of each of the following provisions:

6.1 Term. Subject to the provisions of **Section 5.2** regarding Ten Percent Stockholders, no Incentive Stock Option shall be exercisable after the expiration of ten (10) years from the Grant Date. The term of a

Nonqualified Stock Option granted under the Plan shall be determined by the Committee; provided, however, that no Nonqualified Stock Option shall be exercisable after the expiration of ten (10) years from the Grant Date.

6.2 Exercise Price of an Incentive Stock Option. Subject to the provisions of **Section 5.2** regarding Ten Percent Stockholders, the Option Exercise Price of each Incentive Stock Option shall be not less than one hundred percent (100%) of the Fair Market Value of the Common Stock subject to the Option on the Grant Date. Notwithstanding the foregoing, an Incentive Stock Option may be granted with an Option Exercise Price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another Option in a manner satisfying the provisions of Section 424(a) of the Code.

6.3 Exercise Price of a Nonqualified Stock Option. The Option Exercise Price of each Nonqualified Stock Option shall be not less than one hundred percent (100%) of the Fair Market Value of the Common Stock subject to the Option on the Grant Date. Notwithstanding the foregoing, a Nonqualified Stock Option may be granted with an Option Exercise Price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another Option in a manner satisfying the provisions of Section 409A of the Code.

6.4 Consideration. The Option Exercise Price of Common Stock acquired pursuant to an Option shall be paid, to the extent permitted by applicable statutes and regulations, either (a) in cash or by certified or bank check at the time the Option is exercised or (b) in the discretion of the Committee, upon such terms as the Committee shall approve, the Option Exercise Price may be paid: (i) by delivery to the Company of other Common Stock, duly endorsed for transfer to the Company, with a Fair Market Value on the date of delivery equal to the Option Exercise Price (or portion thereof) due for the number of shares being acquired, or by means of attestation whereby the Participant identifies for delivery specific shares of Common Stock that have an aggregate Fair Market Value on the date of attestation equal to the Option Exercise Price (or portion thereof) and receives a number of shares of Common Stock equal to the difference between the number of shares thereby purchased and the number of identified attestation shares of Common Stock; (ii) through a "cashless" exercise program established with a broker; (iii) by a reduction in the number of shares of Common Stock otherwise deliverable upon exercise of such Option with a Fair Market Value equal to the aggregate Option Exercise Price at the time of exercise; (iv) by any combination of the foregoing methods; or (v) in any other form of legal consideration that may be acceptable to the Committee. Unless otherwise specifically provided in the Award Agreement, the exercise price of Common Stock acquired pursuant to an Option that is paid by delivery (or attestation) to the Company of other Common Stock acquired, directly or indirectly from the Company, shall be paid only by shares of the Common Stock of the Company that have been held for more than six (6) months (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes). Notwithstanding the foregoing, during any period for which the Common Stock is publicly traded (i.e., the Common Stock is listed on any established stock exchange or a national market system), an exercise by a Director or Officer that involves or may involve a direct or indirect extension of credit or arrangement of an extension of credit by the Company, directly or indirectly, in violation of Section 402(a) of the Sarbanes-Oxley Act of 2002 shall be prohibited with respect to any Award under the Plan.

6.5 Transferability of an Incentive Stock Option. An Incentive Stock Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder. Notwithstanding the foregoing, the Optionholder may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the Optionholder, shall thereafter be entitled to exercise the Option.

6.6 Transferability of a Nonqualified Stock Option. A Nonqualified Stock Option may, in the sole discretion of the Committee, be transferable to a Permitted Transferee, upon written approval by the Committee, to the extent provided in the Award Agreement. If the Nonqualified Stock Option does not provide for transferability, then the Nonqualified Stock Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by

the Optionholder. Notwithstanding the foregoing, the Optionholder may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the Optionholder, shall thereafter be entitled to exercise the Option.

6.7 Vesting of Options. Each Option may, but need not, vest and, therefore, become exercisable in periodic installments that may, but need not, be equal. The Option may be subject to such other terms and conditions at the time or times when it may be exercised (which may be based on performance or other criteria) as the Committee may deem appropriate. The vesting provisions of individual Options may vary. No Option may be exercised for a fraction of a share of Common Stock. The Committee may, but shall not be required to, provide for an acceleration of vesting and exercisability in the terms of any Award Agreement upon the occurrence of a specified event.

6.8 Termination of Continuous Service. Unless otherwise provided in an Award Agreement or in an employment agreement, the terms of which have been approved by the Committee, in the event that an Optionholder's Continuous Service terminates (other than upon the Optionholder's death or Disability), the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination) but only within such period of time ending on the earlier of (a) the date three (3) months following the termination of the Optionholder's Continuous Service or (b) the expiration of the term of the Option as set forth in the Award Agreement; provided, however, that if the termination of Continuous Service is for Cause, all outstanding Options (whether or not vested) shall immediately terminate and cease to be exercisable. If, after termination, the Optionholder does not exercise his or her Option within the time specified in the Award Agreement, the Option shall terminate.

6.9 Extension of Termination Date. An Optionholder's Award Agreement may also provide that if the exercise of the Option following the termination of the Optionholder's Continuous Service for any reason would be prohibited at any time because the issuance of shares of Common Stock would violate the registration requirements under the Securities Act or any other state or federal securities law or the rules of any securities exchange or interdealer quotation system, then the Option shall terminate on the earlier of (a) the expiration of the term of the Option in accordance with **Section 6.1** or (b) the expiration of a period after termination of the Participant's Continuous Service that is three (3) months after the end of the period during which the exercise of the Option would be in violation of such registration or other securities law requirements.

6.10 Disability of Optionholder. Unless otherwise provided in an Award Agreement, in the event that an Optionholder's Continuous Service terminates as a result of the Optionholder's Disability, the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination), but only within such period of time ending on the earlier of (a) the date twelve (12) months following such termination or (b) the expiration of the term of the Option as set forth in the Award Agreement. If, after termination, the Optionholder does not exercise his or her Option within the time specified herein or in the Award Agreement, the Option shall terminate.

6.11 Death of Optionholder. Unless otherwise provided in an Award Agreement, in the event that an Optionholder's Continuous Service terminates as a result of the Optionholder's death, then the Option may be exercised (to the extent the Optionholder was entitled to exercise such Option as of the date of death) by the Optionholder's estate, by a person who acquired the right to exercise the Option by bequest or inheritance or by a person designated to exercise the Option upon the Optionholder's death, but only within the period ending on the earlier of (a) the date twelve (12) months following the date of death or (b) the expiration of the term of such Option as set forth in the Award Agreement. If, after the Optionholder's death, the Option is not exercised within the time specified herein or in the Award Agreement, the Option shall terminate.

6.12 Incentive Stock Option $100,000 Limitation. To the extent that the aggregate Fair Market Value (determined as of the Grant Date) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company

and its Affiliates) exceeds $100,000, the Options or portions thereof which exceed such limit (according to the order in which they were granted) shall be treated as Nonqualified Stock Options.

6.13 Forfeiture by Order of Regulatory Agency. If the Company's or any of its financial institution subsidiaries' capital falls below the minimum requirements contained in 12 C.F.R. Part 3 (Capital Adequacy Standards) or below a higher requirement as determined by the Company's or such subsidiary's primary bank regulatory agency, such agency may direct the Company to require Participants to exercise or forfeit some or all of their Options. All Options granted under the Plan are subject to the terms of any such directive.

6.14 Dividend Equivalents on Options. In no event shall any Dividend Equivalents be paid with respect to any Options until such Options are vested, it being understood that Dividend Equivalents may be credited with respect to such awards, with payment subject to such awards actually vesting (if any). In any event, any such payment shall be made no later than sixty (60) days following the date on which such vesting occurs.

7. Provisions of Awards Other Than Options.

7.1 Stock Appreciation Rights.

(a) General. Each Stock Appreciation Right granted under the Plan shall be evidenced by an Award Agreement. Each Stock Appreciation Right so granted shall be subject to the conditions set forth in this **Section 7.1**, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. Stock Appreciation Rights may be granted alone ("**Free Standing Rights**") or in tandem with an Option granted under the Plan ("**Related Rights**").

(b) Grant Requirements. Any Related Right that relates to a Nonqualified Stock Option may be granted at the same time the Option is granted or at any time thereafter but before the exercise or expiration of the Option. Any Related Right that relates to an Incentive Stock Option must be granted at the same time the Incentive Stock Option is granted.

(c) Term. The term of a Stock Appreciation Right granted under the Plan shall be determined by the Committee; provided, however, that no Stock Appreciation Right shall be exercisable after the expiration of ten (10) years from the Grant Date.

(d) Vesting. Each Stock Appreciation Right may, but need not, vest and, therefore, become exercisable in periodic installments that may, but need not, be equal. The Stock Appreciation Right may be subject to such other terms and conditions at the time or times when it may be exercised as the Committee may deem appropriate. The vesting provisions of individual Stock Appreciation Rights may vary. No Stock Appreciation Right may be exercised for a fraction of a share of Common Stock. The Committee may, but shall not be required to, provide for an acceleration of vesting and exercisability in the terms of any Award Agreement upon the occurrence of a specified event.

(e) Exercise and Payment. Upon exercise of a Stock Appreciation Right, the holder shall be entitled to receive from the Company an amount equal to the number of shares of Common Stock subject to the Stock Appreciation Right that is being exercised multiplied by the excess of (i) the Fair Market Value of a share of Common Stock on the date the Award is exercised, over (ii) the exercise price specified in the Stock Appreciation Right or related Option. Payment with respect to the exercise of a Stock Appreciation Right shall be made on the date of exercise. Payment shall be made in the form of shares of Common Stock (with or without restrictions as to substantial risk of forfeiture and transferability, as determined by the Committee in its sole discretion), cash or a combination thereof, as determined by the Committee.

(f) Exercise Price. The exercise price of a Free Standing Right shall be determined by the Committee, but shall not be less than one hundred percent (100%) of the Fair Market Value of one share of Common Stock on the Grant Date of such Stock Appreciation Right. A Related Right granted simultaneously with or subsequent to the grant of an Option and in conjunction therewith or in the alternative thereto shall have the same exercise price as the related Option, shall be transferable only upon the same terms and conditions as

the related Option, and shall be exercisable only to the same extent as the related Option; provided, however, that a Stock Appreciation Right, by its terms, shall be exercisable only when the Fair Market Value per share of Common Stock subject to the Stock Appreciation Right and related Option exceeds the exercise price per share thereof, and no Stock Appreciation Rights may be granted in tandem with an Option unless the Committee determines that the requirements of **Section 7.1(b)** are satisfied.

(g) Reduction in the Underlying Option Shares. Upon any exercise of a Related Right, the number of shares of Common Stock for which any related Option shall be exercisable shall be reduced by the number of shares for which the Stock Appreciation Right has been exercised. The number of shares of Common Stock for which a Related Right shall be exercisable shall be reduced upon any exercise of any related Option by the number of shares of Common Stock for which such Option has been exercised.

(h) Dividend Equivalents on Stock Appreciation Rights. In no event shall any Dividend Equivalents be paid with respect to any Stock Appreciation Rights until such awards are vested, it being understood that Dividend Equivalents may be credited with respect to such awards, with payment subject to such awards actually vesting (if any). In any event, any such payment shall be made no later than sixty (60) days following the date on which such vesting occurs.

7.2 Restricted Awards.

(a) General. A Restricted Award is an Award of actual shares of Common Stock ("**Restricted Stock**") or hypothetical Common Stock units ("**Restricted Stock Units**") having a value equal to the Fair Market Value of an identical number of shares of Common Stock, which may, but need not, provide that such Restricted Award may not be sold, assigned, transferred or otherwise disposed of, pledged or hypothecated as collateral for a loan or as security for the performance of any obligation or for any other purpose for such period (the "**Restricted Period**") as the Committee shall determine. Each Restricted Award granted under the Plan shall be evidenced by an Award Agreement. Each Restricted Award so granted shall be subject to the conditions set forth in this **Section 7.2**, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement.

(b) Restricted Stock and Restricted Stock Units.

(i) Each Participant granted Restricted Stock shall execute and deliver to the Company an Award Agreement with respect to the Restricted Stock setting forth the restrictions and other terms and conditions applicable to such Restricted Stock. If the Committee determines that the Restricted Stock shall be held by the Company or in escrow rather than delivered to the Participant pending the release of the applicable restrictions, the Committee may require the Participant to additionally execute and deliver to the Company (A) an escrow agreement satisfactory to the Committee, if applicable, and (B) the appropriate blank stock power with respect to the Restricted Stock covered by such agreement. If a Participant fails to execute an agreement evidencing an Award of Restricted Stock and, if applicable, an escrow agreement and stock power, the Award shall be null and void. Subject to the restrictions set forth in the Award, the Participant generally shall have the rights and privileges of a stockholder as to such Restricted Stock, including the right to vote such Restricted Stock and the right to receive dividends.

(ii) The terms and conditions of a grant of Restricted Stock Units shall be reflected in an Award Agreement. No shares of Common Stock shall be issued at the time a Restricted Stock Unit is granted, and the Company will not be required to set aside a fund for the payment of any such Award. A Participant shall have no voting rights with respect to any Restricted Stock Units granted hereunder. At the discretion of the Committee, each Restricted Stock Unit (representing one share of Common Stock) may be credited with cash and stock dividends paid by the Company in respect of one share of Common Stock ("**Dividend Equivalents**"). Dividend Equivalents shall be withheld by the Company and credited to the Participant's account, and interest may be credited on the amount of cash Dividend Equivalents credited to the Participant's account at a rate and subject to such terms as determined by the Committee. Dividend Equivalents credited to a Participant's account and attributable to any

particular Restricted Stock Unit (and earnings thereon, if applicable) shall be distributed in cash or, at the discretion of the Committee, in shares of Common Stock having a Fair Market Value equal to the amount of such Dividend Equivalents and earnings, if applicable, to the Participant upon settlement of such Restricted Stock Unit (in any event, no later than sixty (60) days following the date on which such settlement occurs) and, if such Restricted Stock Unit is forfeited, the Participant shall have no right to such Dividend Equivalents.

(c) Restrictions.

(i) Restricted Stock awarded to a Participant shall be subject to the following restrictions until the expiration of the Restricted Period, and to such other terms and conditions as may be set forth in the applicable Award Agreement: (A) if an escrow arrangement is used, the Participant shall not be entitled to delivery of the stock certificate; (B) the shares shall be subject to the restrictions on transferability set forth in the Award Agreement; (C) the shares shall be subject to forfeiture to the extent provided in the applicable Award Agreement; and (D) to the extent such shares are forfeited, the stock certificates shall be returned to the Company, and all rights of the Participant to such shares and as a stockholder with respect to such shares shall terminate without further obligation on the part of the Company.

(ii) Restricted Stock Units awarded to any Participant shall be subject to (A) forfeiture until the expiration of the Restricted Period, and satisfaction of any applicable Performance Goals during such period, to the extent provided in the applicable Award Agreement, and to the extent such Restricted Stock Units are forfeited, all rights of the Participant to such Restricted Stock Units shall terminate without further obligation on the part of the Company and (B) such other terms and conditions as may be set forth in the applicable Award Agreement.

(iii) The Committee shall have the authority to remove any or all of the restrictions on the Restricted Stock and Restricted Stock Units whenever it may determine that, by reason of changes in Applicable Laws or other changes in circumstances arising after the date the Restricted Stock or Restricted Stock Units are granted, such action is appropriate.

(d) Restricted Period. With respect to Restricted Awards, the Restricted Period shall commence on the Grant Date and end at the time or times set forth on a schedule established by the Committee in the applicable Award Agreement.

(e) Delivery of Restricted Stock and Settlement of Restricted Stock Units. Upon the expiration of the Restricted Period with respect to any shares of Restricted Stock, the restrictions set forth in **Section 7.2(c)** and the applicable Award Agreement shall be of no further force or effect with respect to such shares, except as set forth in the applicable Award Agreement. If an escrow arrangement is used, upon such expiration, the Company shall deliver to the Participant, or his or her beneficiary, without charge, the stock certificate evidencing the shares of Restricted Stock that have not then been forfeited and with respect to which the Restricted Period has expired (to the nearest full share). Upon the expiration of the Restricted Period (in any event, no later than sixty (60) days following the expiration of the Restricted Period) with respect to any outstanding Restricted Stock Units, the Company shall deliver to the Participant, or his or her beneficiary, without charge, one share of Common Stock for each such outstanding vested Restricted Stock Unit ("**Vested Unit**") and cash equal to any Dividend Equivalents credited with respect to each such Vested Unit in accordance with **Section 7.2(b)(ii)** hereof and the interest thereon or, at the discretion of the Committee, in shares of Common Stock having a Fair Market Value equal to such Dividend Equivalents and the interest thereon, if any; provided, however, that if explicitly provided in the applicable Award Agreement, the Committee may, in its sole discretion, elect to pay cash or part cash and part Common Stock in lieu of delivering only shares of Common Stock for Vested Units. If a cash payment is made in lieu of delivering shares of Common Stock, the amount of such payment shall be equal to the Fair Market Value of the Common Stock as of the date on which the Restricted Period lapsed with respect to each Vested Unit. No Restricted Award may be granted or settled for a fraction of a share of Common Stock.

(f) Stock Restrictions. Each certificate representing Restricted Stock awarded under the Plan shall bear a legend in such form as the Company deems appropriate.

7.3 Performance Share Awards.

(a) General. Each Performance Share Award granted under the Plan shall be evidenced by an Award Agreement. Each Performance Share Award so granted shall be subject to the conditions set forth in this **Section 7.3**, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. The Committee shall have the discretion to determine: (i) the number of shares of Common Stock or stock-denominated units subject to a Performance Share Award granted to any Participant; (ii) the Performance Period applicable to any Award; (iii) the conditions that must be satisfied for a Participant to earn an Award; and (iv) the other terms, conditions and restrictions of the Award.

(b) Earning Performance Share Awards. The number of Performance Shares earned by a Participant will depend on the extent to which the Performance Goals established by the Committee are attained within the applicable Performance Period, as determined by the Committee. No payout or issuance of shares of Common Stock shall be made with respect to any Performance Share Award except upon written certification by the Committee that the minimum threshold Performance Goal(s) have been achieved. Unless otherwise provided in an Award Agreement, any such payment shall be made no later than sixty (60) days following the end of the calendar year in which the applicable Performance Period ends.

(c) Dividend Equivalents on Performance Share Awards. In no event shall any Dividend Equivalents be paid with respect to any Performance Share Awards until such awards are vested, it being understood that Dividend Equivalents may be credited with respect to such Performance Share Awards, with payment subject to such awards actually vesting (if any). In any event, any such payment shall be made no later than sixty (60) days following the end of the calendar year in which such vesting occurs.

8. Compliance with Applicable Laws. Each Award Agreement shall provide that no shares of Common Stock shall be purchased or sold thereunder unless and until (a) any then applicable requirements of state or federal banking and securities laws and regulatory agencies have been fully complied with to the satisfaction of the Company and its counsel and (b) if required to do so by the Company, the Participant has executed and delivered to the Company a letter of investment intent in such form and containing such provisions as the Committee may require. The Company shall use reasonable efforts to seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Awards and to issue and sell shares of Common Stock upon exercise of the Awards; provided, however, that this undertaking shall not require the Company to register under the Securities Act the Plan, any Award or any Common Stock issued or issuable pursuant to any such Award. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority which counsel for the Company deems necessary for the lawful issuance and sale of Common Stock under the Plan, the Company shall be relieved from any liability for failure to issue and sell Common Stock upon exercise of such Awards unless and until such authority is obtained.

9. Use of Proceeds from Common Stock. Proceeds from the sale of Common Stock pursuant to Awards, or upon exercise thereof, shall constitute general funds of the Company.

10. Miscellaneous.

10.1 Acceleration of Exercisability and Vesting; Minimum Vesting Requirement. In accordance and consistent with Section 409A of the Code, the Committee shall have the power to accelerate the time at which an Award may first be exercised or the time during which an Award or any part thereof will vest in accordance with the Plan, notwithstanding the provisions in the Award stating the time at which it may first be exercised or the time during which it will vest. Notwithstanding any other provision of the Plan to the contrary, Awards granted under the Plan shall vest no earlier than one (1) year after the Grant Date; provided, that the following Awards shall not be subject to the foregoing minimum vesting requirement: any (i) Substitute Awards and (ii) any additional Awards the Committee may grant, up to a maximum of five percent (5%) of the Total Share Reserve authorized for issuance under the Plan pursuant to **Section 4.1** (subject to adjustment under **Section 11**); and, provided, further, that the foregoing restriction does not apply to the Committee's discretion to provide for accelerated exercisability or vesting (in

accordance with Section 409A of the Code) of any Award in the terms of any Award Agreement upon the occurrence of a specified event.

10.2 <u>Stockholder Rights</u>. Except as provided in the Plan or an Award Agreement, no Participant shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to such Award unless and until such Participant has satisfied all requirements for exercise of the Award pursuant to its terms, and no adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions of other rights for which the record date is prior to the date such Common Stock certificate is issued, except as provided in **Section 11** hereof.

10.3 <u>No Employment or Other Service Rights</u>. Nothing in the Plan or any instrument executed or Award granted pursuant thereto shall confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or shall affect the right of the Company or an Affiliate to terminate (a) the employment of an Employee or the service of a Consultant with or without notice and with or without Cause or (b) the service of a Director pursuant to the bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

10.4 <u>Transfer; Approved Leave of Absence</u>. For purposes of the Plan, no termination of employment by an Employee shall be deemed to result from either (a) a transfer to the employment of the Company from an Affiliate or from the Company to an Affiliate, or from one Affiliate to another; or (b) an approved leave of absence for military service or sickness, or for any other purpose approved by the Company, if the Employee's right to reemployment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted, or if the Committee otherwise so provides in writing, in either case, except to the extent inconsistent with Section 409A of the Code if the applicable Award is subject thereto.

10.5 <u>Withholding Obligations</u>. To the extent provided by the terms of an Award Agreement and subject to the discretion of the Committee, the Participant may satisfy any federal, state or local tax withholding obligation relating to the exercise or acquisition of Common Stock under an Award by any of the following means (in addition to the Company's right to withhold from any compensation paid to the Participant by the Company) or by a combination of such means: (a) tendering a cash payment; (b) authorizing the Company to withhold shares of Common Stock from the shares of Common Stock otherwise issuable to the Participant as a result of the exercise or acquisition of Common Stock under the Award (<u>provided</u>, <u>however</u>, that no shares of Common Stock are withheld with a value exceeding the minimum amount of tax required to be withheld by law); or (c) delivering to the Company previously owned and unencumbered shares of Common Stock of the Company.

11. <u>Adjustments Upon Changes in Stock</u>. In the event of changes in the outstanding Common Stock or in the capital structure of the Company by reason of any stock or extraordinary cash dividend, stock split, reverse stock split, an extraordinary corporate transaction (such as any recapitalization, reorganization, merger, consolidation, combination or exchange) or other relevant change in capitalization occurring after the Grant Date of any Award, Awards granted under the Plan and any Award Agreements, the exercise price of Options and Stock Appreciation Rights, the Performance Goals to which Performance Share Awards are subject, and the maximum number of shares of Common Stock subject to all Awards and the maximum number of shares of Common Stock with respect to which any one person may be granted Awards during any period stated in **Section 4** will be equitably adjusted or substituted, as to the number, price or kind of a share of Common Stock or other consideration subject to such Awards, to the extent necessary to preserve the economic intent of such Award. In the case of adjustments made pursuant to this **Section 11**, unless the Committee specifically determines that such adjustment is in the best interests of the Company or its Affiliates, the Committee shall, in the case of Incentive Stock Options, ensure that any adjustments under this **Section 11** will not constitute a modification, extension or renewal of the Incentive Stock Options within the meaning of Section 424(h)(3) of the Code, and, in the case of Nonqualified Stock Options, ensure that any adjustments under this **Section 11** will not constitute a modification

of such Nonqualified Stock Options within the meaning of Section 409A of the Code. Any adjustments made under this **Section 11** shall be made in a manner which does not adversely affect the exemption provided pursuant to Rule 16b-3. The Company shall give each Participant notice of an adjustment hereunder, and, upon notice, such adjustment shall be conclusive and binding for all purposes.

12. Effect of Change in Control.

12.1 Unless otherwise provided in an Award Agreement, notwithstanding any provision of the Plan to the contrary:

(a) In the event of a Change in Control, all outstanding Options and Stock Appreciation Rights shall become immediately exercisable with respect to one hundred percent (100%) of the shares subject to such Options or Stock Appreciation Rights, and/or the Restricted Period shall expire immediately with respect to one hundred percent (100%) of the outstanding shares of Restricted Stock or Restricted Stock Units.

(b) With respect to Performance Share Awards, in the event of a Change in Control, all incomplete Performance Periods in respect of such Awards in effect on the date on which the Change in Control occurs shall end on the date of such change, and the Committee shall (i) determine the extent to which Performance Goals with respect to each such Performance Period have been met based upon such audited or unaudited financial information then available as it deems relevant and (ii) cause to be paid to the applicable Participant partial or full Awards with respect to Performance Goals for each such Performance Period based upon the Committee's determination of the degree of attainment of Performance Goals or, if not determinable, assuming that the applicable "target" levels of performance have been attained, or on such other basis determined by the Committee. The payment of such partial or full Award shall take place no later than sixty (60) days following the date on which such Change in Control occurs.

To the extent practicable, any actions taken by the Committee under the immediately preceding clauses (a) and (b) shall occur in a manner and at a time which allows affected Participants the ability to participate in the Change in Control with respect to the shares of Common Stock subject to their Awards.

12.2 In addition, in the event of a Change in Control, the Committee may in its discretion and upon at least ten (10) days' advance notice to the affected persons, cancel any outstanding Awards and pay to the holders thereof, in cash or stock, or any combination thereof, the value of such Awards based upon the price per share of Common Stock received or to be received by other stockholders of the Company in the event. In the case of any Option or Stock Appreciation Right with an exercise price that equals or exceeds the price paid for a share of Common Stock in connection with the Change in Control, the Committee may cancel the Option or Stock Appreciation Right without the payment of consideration therefor.

12.3 The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to all or substantially all of the assets and business of the Company and its Affiliates, taken as a whole.

13. Amendment of the Plan and Awards.

13.1 Amendment of the Plan. The Board at any time, and from time to time, may amend or terminate the Plan. However, except as provided in **Section 11** relating to adjustments upon changes in Common Stock and **Section 13.3**, no amendment shall be effective unless approved by the stockholders of the Company to the extent that stockholder approval is necessary to satisfy any Applicable Laws. At the time of such amendment, the Board shall determine, upon advice from counsel, whether such amendment will be contingent on stockholder approval.

13.2 Stockholder Approval. The Board may, in its sole discretion, submit any other amendment to the Plan for stockholder approval.

13.3 Contemplated Amendments. It is expressly contemplated that the Board may amend the Plan in any respect the Board deems necessary or advisable to provide eligible Employees, Consultants and

Directors with the maximum benefits provided or to be provided under the provisions of the Code and the regulations promulgated thereunder relating to Incentive Stock Options or to the nonqualified deferred compensation provisions of Section 409A of the Code and/or to bring the Plan and/or Awards granted under it into compliance therewith.

13.4 No Impairment of Rights. Rights under any Award granted before amendment of the Plan shall not be impaired by any amendment of the Plan unless (a) the Company requests the consent of the Participant and (b) the Participant consents in writing.

13.5 Amendment of Awards. In accordance and consistent with Section 409A of the Code, the Committee at any time, and from time to time, may amend the terms of any one or more Awards; provided, however, that the Committee may not affect any amendment which would otherwise constitute an impairment of the rights under any Award unless (a) the Company requests the consent of the Participant and (b) the Participant consents in writing.

14. General Provisions.

14.1 Forfeiture Events. The Committee may specify in an Award Agreement that the Participant's rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain events, in addition to applicable vesting conditions of an Award. Such events may include, without limitation, breach of non-competition, non-solicitation, confidentiality or other restrictive covenants that are contained in the Award Agreement or otherwise applicable to the Participant, a termination of the Participant's Continuous Service for Cause or other conduct by the Participant that is detrimental to the business or reputation of the Company and/or its Affiliates.

14.2 Clawback. Notwithstanding any other provisions in the Plan, in accordance and consistent with Section 409A of the Code, all Awards granted under the Plan subject to recovery under any law, government regulation or stock exchange listing requirement, or any policy adopted by the Company that may be modified from time to time (a "**Clawback Policy**"), will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation, stock exchange listing requirement or Clawback Policy.

14.3 Other Compensation Arrangements. Nothing contained in the Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to stockholder approval if such approval is required, and such arrangements may be either generally applicable or applicable only in specific cases.

14.4 Unfunded Plan. The Plan shall be unfunded. Neither the Company, the Board nor the Committee shall be required to establish any special or separate fund or to segregate any assets to assure the performance of its obligations under the Plan.

14.5 Deferral of Awards. Subject to the requirements of Section 409A of the Code, the Committee may establish one or more programs to permit selected Participants the opportunity to elect to defer receipt of consideration upon exercise of an Award, satisfaction of performance criteria or other event that, absent the election, would entitle the Participant to payment or receipt of shares of Common Stock or other consideration under an Award. The Committee may establish the election procedures, the timing of such elections, the mechanisms for payments of and accrual of interest or other earnings, if any, on amounts, shares or other consideration so deferred, and such other terms, conditions, rules and procedures that the Committee deems advisable for the administration of any such deferral program.

14.6 Recapitalizations. Each Award Agreement shall contain provisions required to reflect the provisions of **Section 11**.

14.7 Delivery. Upon exercise of a right granted under the Plan, the Company shall issue Common Stock or pay any amounts due within a reasonable period of time thereafter. Subject to any statutory or regulatory obligations the Company may otherwise have, for purposes of the Plan, thirty (30) days shall be considered a reasonable period of time.

14.8 No Fractional Shares. No fractional shares of Common Stock shall be issued or delivered pursuant to the Plan. The Committee shall determine whether cash, additional Awards or other securities or property shall be issued or paid in lieu of fractional shares of Common Stock or whether any fractional shares should be rounded, forfeited or otherwise eliminated.

14.9 Other Provisions; Employment Agreements. The Award Agreements authorized under the Plan may contain such other provisions not inconsistent with the Plan, including, without limitation, restrictions upon the exercise of Awards, as the Committee may deem advisable. In the event of any conflict between the terms of an employment agreement and the Plan, the terms of the employment agreement shall govern.

14.10 Section 409A of the Code. The Plan is intended for Awards to be exempt from or comply with Section 409A of the Code to the extent subject thereto, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted and administered to be in compliance therewith. Any payments described in the Plan that are due within the "short-term deferral period," as defined in Section 409A of the Code, shall not be treated as deferred compensation unless Applicable Laws require otherwise. Notwithstanding anything to the contrary in the Plan, to the extent required to avoid accelerated taxation and tax penalties under Section 409A of the Code, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to the Plan during the six (6) month period immediately following the Participant's termination of Continuous Service shall instead be paid on the first payroll date after the six-month anniversary of the Participant's separation from service (or the Participant's death, if earlier). Notwithstanding the foregoing, none of the Company, the Board or the Committee shall have any obligation to take any action to prevent the assessment of any additional tax or penalty on any Participant under Section 409A of the Code, and none of the Company, the Board or the Committee shall have any liability to any Participant for such tax or penalty.

14.11 Disqualifying Dispositions. Any Participant who shall make a "disposition" (as defined in Section 424 of the Code) of all or any portion of shares of Common Stock acquired upon exercise of an Incentive Stock Option within two (2) years from the Grant Date of such Incentive Stock Option or within one (1) year after the issuance of the shares of Common Stock acquired upon exercise of such Incentive Stock Option (a "**Disqualifying Disposition**") shall be required to immediately advise the Company in writing as to the occurrence of the sale and the price realized upon the sale of such shares of Common Stock.

14.12 Section 16 of the Exchange Act. It is the intent of the Company that the Plan satisfy, and be interpreted in a manner that satisfies, the applicable requirements of Rule 16b-3 so that Participants will be entitled to the benefit of Rule 16b-3, or any other rule promulgated under Section 16 of the Exchange Act, and will not be subject to short-swing liability under Section 16 of the Exchange Act. Accordingly, if the operation of any provision of the Plan would conflict with the intent expressed in this **Section 14.12**, such provision, to the extent possible, shall be interpreted and/or deemed amended so as to avoid such conflict.

14.13 Beneficiary Designation. Each Participant under the Plan may from time to time name any beneficiary or beneficiaries by whom any right under the Plan is to be exercised in case of such Participant's death. Each designation will revoke all prior designations by the same Participant, shall be in a form reasonably prescribed by the Committee and shall be effective only when filed by the Participant in writing with the Company during the Participant's lifetime. If no valid beneficiary designation form is on file with the Company at the time of a Participant's death, the default beneficiary of such Participant shall be the Participant's spouse, if any, then to any children equally, per stirpes.

14.14 Expenses. The costs of administering the Plan shall be paid by the Company.

14.15 Severability. If any of the provisions of the Plan or any Award Agreement is held to be invalid, illegal or unenforceable, whether in whole or in part, such provision shall be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability, and the remaining provisions shall not be affected thereby.

14.16 <u>Plan Headings</u>. The headings in the Plan are for purposes of convenience only and are not intended to define or limit the construction of the provisions hereof.

14.17 <u>Non-Uniform Treatment</u>. The Committee's determinations under the Plan need not be uniform and may be made by it selectively among persons who are eligible to receive, or actually receive, Awards. Without limiting the generality of the foregoing, the Committee shall be entitled to make non-uniform and selective determinations, amendments and adjustments, and to enter into non-uniform and selective Award Agreements.

14.18 <u>Effective Date of the Plan</u>. The Plan shall become effective as of the Effective Date, but no Award shall be exercised (or, in the case of a stock Award, shall be granted) unless and until the Plan has been approved by the stockholders of the Company, which approval shall be within twelve (12) months before or after the date the Plan is adopted by the Board.

14.19 <u>Termination or Suspension of the Plan</u>. The Plan shall terminate automatically on February 22, 2033. No Award shall be granted pursuant to the Plan after such date, but Awards theretofore granted may extend beyond that date. The Board may suspend or terminate the Plan at any earlier date pursuant to **Section 13.1** hereof. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

14.20 <u>Choice of Law</u>. The law of the State of Delaware shall govern all questions concerning the construction, validity and interpretation of the Plan, without regard to such state's conflict of law rules.

* * * * *

As adopted by the Board on February 22, 2023 and approved by the stockholders on [_____], 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM _____ TO _____ .

Commission file number: 000-14549

FIRST US BANCSHARES, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**63-0843362**
(State or Other Jurisdiction	(I.R.S. Employer
of Incorporation or Organization)	Identification No.)

3291 U.S. Highway 280
Birmingham, Alabama   **35243**
(Address of Principal Executive Offices)   (Zip Code)

(205) 582-1200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Exchange on Which Registered
Common Stock, par value $0.01 per share	FUSB	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: $60,150,607.

As of March 8, 2023, the registrant had outstanding 5,869,391 shares of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the 2023 Annual Meeting of Shareholders to be held on April 27, 2023 are incorporated by reference into Part III of this Annual Report on Form 10-K.

Auditor Firm PCAOB ID: 213   Auditor Name: Carr, Riggs & Ingram, LLC   Auditor Location: Atlanta, Georgia, United States

First US Bancshares, Inc.
Annual Report on Form 10-K
for the fiscal year ended
December 31, 2022

Table of Contents

* Portions of the definitive proxy statement for the registrant's 2023 Annual Meeting of Shareholders to be held on April 27, 2023 are incorporated by reference into Part III of this Annual Report on Form 10-K.

FORWARD-LOOKING STATEMENTS

Statements contained in this Annual Report on Form 10-K that are not historical facts are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). In addition, First US Bancshares, Inc. ("Bancshares" and, together with its subsidiaries, the "Company"), through its senior management, from time to time makes forward-looking statements concerning our expected future operations and performance and other developments. The words "estimate," "project," "intend," "anticipate," "expect," "believe," "continues" and similar expressions are indicative of forward-looking statements. Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based on current information and involve a number of risks and uncertainties, and various factors could cause results to differ materially from those contemplated by such forward-looking statements. Such factors could include those identified from time to time in the Company's Securities and Exchange Commission ("SEC") filings and other public announcements, including the factors described in this Annual Report on Form 10-K for the year ended December 31, 2022. Such factors include, but are not limited to, the adverse effects of the COVID-19 pandemic and any similar health crisis in the future on the Company's business, the communities that the Company serves and the United States economy; risks related to the Company's credit, including that if loan losses are greater than anticipated; the rate of growth (or lack thereof) in the economy generally and in the Company's service areas; market conditions and investment returns; changes in interest rates; the pending phasing out of the London Interbank Offer Rate (LIBOR) as an interest rate benchmark; potential failures or interruptions in our information systems and those of our third-party service providers and cybersecurity threats; the increasing and uncertain costs of complying with governmental regulations applicable to the financial services industry; the impact of climate change and related legislative and regulatory initiatives; and risks related to acquisitions, including that the strategic benefits may not materialize and unforeseen integration difficulties may arise. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to revise forward-looking statements to reflect circumstances or events that occur after the dates on which the forward-looking statements are made, except as required by law.

In addition, our business is subject to a number of general and market risks that could affect any forward-looking statements, including the risks discussed under Item 1A herein entitled "Risk Factors."

Item 1. Business.

First US Bancshares, Inc., a Delaware corporation ("Bancshares" and, together with its subsidiaries, the "Company"), is a bank holding company formed in 1983 registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"). Bancshares operates one banking subsidiary, First US Bank, an Alabama banking corporation (the "Bank"). Prior to its name change on October 11, 2016, Bancshares was known as United Security Bancshares, Inc. Bancshares and the Bank are headquartered in Birmingham, Alabama.

The Bank conducts a general commercial banking business and offers banking services such as demand, savings, individual retirement account and time deposits, personal and commercial loans, safe deposit box services and remote deposit capture. The Bank operates and serves its customers through 15 full-service banking offices located in Birmingham, Butler, Calera, Centreville, Gilbertown, Grove Hill, Harpersville, Jackson, Thomasville, Tuscaloosa and Woodstock, Alabama; Knoxville and Powell, Tennessee; and Rose Hill, Virginia; as well as loan production offices in Mobile, Alabama and the Chattanooga, Tennessee area. The Bank provides a wide range of commercial banking services to small- and medium-sized businesses, property managers, business executives, professionals and other individuals. The Bank also performs indirect lending through third-party retailers and currently conducts this lending in 12 states, including Alabama, Florida, Georgia, Kentucky, Mississippi, Missouri, North Carolina, Oklahoma, South Carolina, Tennessee, Texas and Virginia. During the third quarter of 2021, the Company closed four banking offices located in Bucksville, Columbiana and south Tuscaloosa, Alabama, as well as Ewing, Virginia.

The Bank has two wholly owned subsidiaries: Acceptance Loan Company, Inc., an Alabama corporation ("ALC"), and FUSB Reinsurance, Inc., an Arizona corporation ("FUSB Reinsurance"). As used herein, unless the context suggests otherwise, references to the "Company," "we," "us" and "our" refer to Bancshares, as well as the Bank, ALC, and FUSB Reinsurance, collectively.

The Bank owns all of the stock of ALC. ALC is a finance company headquartered in Mobile, Alabama. During the third quarter of 2021, ALC ceased new business development and permanently closed its 20 branch lending locations in Alabama and Mississippi to the public. ALC continues to service its remaining portfolio of loans from its headquarters in Mobile, Alabama.

FUSB Reinsurance was designed to reinsure or "underwrite" credit life and credit accident and health insurance policies sold to the Bank's and ALC's consumer loan customers. FUSB Reinsurance was responsible for the first level of risk on these policies up to a specified maximum amount, while the primary third-party insurer retained the remaining risk. While FUSB Reinsurance underwrote insurance contracts for both the Bank and ALC, in recent years, the majority of contracts were associated with ALC's loans. Due to reduced contract volume, particularly following the cessation of business of ALC, during 2022, management of FUSB Reinsurance began procedures to terminate the entity's activities. During 2022, FUSB Reinsurance ceased writing new insurance contracts, and reached an agreement with a third-party insurance provider to indemnify FUSB Reinsurance for all remaining liabilities associated with previously underwritten insurance policies. As of December 31, 2022, the remaining assets and liabilities of FUSB Reinsurance were transferred to the Bank, and it is anticipated that FUSB Reinsurance will be legally dissolved during 2023.

Strategy

Our strategy focuses on increasing franchise value by building and maintaining a strong and diversified balance sheet through continued loan and deposit growth that leverages our branch network, loan production offices, and digital market capabilities. We foster a culture that adheres to effective credit underwriting standards, pricing discipline, and expense control. Our longer-term growth strategy seeks to grow loan production offices to levels that support limited branching, expansion of our customer base through digital banking offerings, and consideration of acquisition opportunities to enter new markets.

Human Capital Resources

Bancshares has no employees, other than the executive officers discussed in the information incorporated by reference in Part III, Item 10 of this report. As of December 31, 2022, the Bank had 149 full-time equivalent employees, and ALC had six full-time equivalent employees. FUSB Reinsurance has no employees. None of our employees are party to a collective bargaining agreement. Management believes that the Company's employee relations are good.

To facilitate talent attraction and retention, we strive to make the Company an inclusive, safe and healthy workplace, with opportunities for our employees to grow and develop in their careers, supported by strong compensation, benefits, health and welfare programs. Our talent acquisition team uses internal and external resources to recruit highly skilled and talented workers across our markets, and we encourage employee referrals for open positions.

As part of our compensation philosophy, we believe that we must offer and maintain market competitive total rewards programs for our employees in order to attract and retain superior talent. In addition to healthy base wages, additional programs include bonus opportunities, Company matched 401(k) Plan, healthcare and insurance benefits, health savings and flexible spending accounts, vacation and paid time off, family and military leave, flexible work schedules and employee assistance programs.

The success of our business is fundamentally connected to the well-being of our people. Accordingly, we are committed to the health, safety and wellness of our employees. We provide our employees and their families with access to a variety of flexible and convenient health and welfare programs, including benefits that support their physical and mental health by providing tools and resources to help them improve or maintain their health status; and that offer choice where possible so they can customize their benefits to meet their needs and the needs of their families.

We strive to maintain an inclusive workplace and seek to foster an environment where all of our employees can thrive through active engagement in the ongoing success of our organization. It is essential to our business that we continually attract and retain a talented workforce, and our practices are designed to promote diversity and fairness in the hiring process. We encourage a customer-focused orientation that meets the diverse needs of consumers and businesses in the communities in which we serve.

As of December 31, 2022, 77% of our workforce was comprised of females, and 20% of our workforce was comprised of individuals who are racially or ethnically diverse. Our Board of Directors includes three females and one racially or ethnically diverse member (representing 36% of Directors). Women and individuals who are racially or ethnically diverse represent 31% of our senior management team, which includes our executive officers.

Competition

We face strong competition in making loans, acquiring deposits and attracting customers for investment services. Competition among financial institutions is based on interest rates offered on deposit accounts, interest rates charged on loans, other credit and service charges relating to loans, the quality and scope of the services rendered, the convenience of banking facilities and, in the case of loans to commercial borrowers, relative lending limits. We compete with numerous other financial services providers, including commercial banks, online banks, credit unions, finance companies, mutual funds, insurance companies, investment banking companies, brokerage firms and other financial intermediaries operating in Alabama and elsewhere. Many of these competitors, some of which are affiliated with large bank holding companies, have substantially greater resources and lending limits than we do. In addition, many of our non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks.

The financial services industry is likely to become more competitive as further technological advances enable more companies to provide financial services. These technological advances may diminish the importance of depository institutions and other financial intermediaries.

Supervision and Regulation

General

We are extensively regulated under both federal and state law. These laws restrict permissible activities and investments and require compliance with various consumer protection provisions applicable to lending, deposit, brokerage and fiduciary activities. They also impose capital adequacy requirements and condition Bancshares' ability to repurchase stock or to receive dividends from the Bank. Bancshares is subject to comprehensive examination and supervision by the Board of Governors of the Federal Reserve System (the "Federal Reserve"), and the Bank and its subsidiaries are subject to comprehensive examination and supervision by the Alabama State Banking Department (the "ASBD") and the Federal Deposit Insurance Corporation (the "FDIC"). These regulatory agencies generally have broad discretion to impose restrictions and limitations on our operations. This supervisory framework could materially impact the conduct and profitability of our activities.

To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the text of such provisions. Proposals to change the laws and regulations governing the banking industry are frequently raised at both the state and federal level. The likelihood and timing of any changes in these laws and regulations, as well as the impact that such changes may have on us, are difficult to ascertain. A change in applicable laws and regulations, or in the manner in which such laws or regulations are interpreted by regulatory agencies or courts, may have a material effect on our business, operations and earnings.

Regulation of Bancshares

Bancshares is registered as a bank holding company and is subject to regulation and supervision by the Federal Reserve. The BHCA requires a bank holding company to secure the approval of the Federal Reserve before it owns or controls, directly or indirectly, more than five percent (5%) of the voting shares or substantially all of the assets of any bank or thrift, or merges or consolidates with another bank or thrift holding company. Further, under the BHCA, the activities of a bank holding company and any nonbank subsidiary are limited to: (1) those activities that the Federal Reserve determines to be so closely related to banking as to be a proper incident thereto and (2) investments in companies not engaged in activities closely related to banking, subject to quantitative limitations on the value of such investments. Prior approval of the Federal Reserve may be required before engaging in certain activities. In making such determinations, the Federal Reserve is required to weigh the expected benefits to the public, such as greater convenience, increased competition and gains in efficiency, against the possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, and unsound banking practices.

There are a number of restrictions imposed on us by law and regulatory policy that are designed to minimize potential losses to the depositors of the Bank and the Deposit Insurance Fund maintained by the FDIC (as discussed in more detail below) if the Bank should become insolvent. For example, the Federal Reserve requires bank holding companies to serve as a source of financial strength to their subsidiary depository institutions and to commit resources to support such institutions in circumstances in which they might not otherwise do so. The Federal Reserve also has the authority to require a bank holding company to terminate any activity or to relinquish control of a non-bank subsidiary upon the Federal Reserve's determination that such activity or control constitutes a serious risk to the financial soundness and stability of any bank subsidiary of the bank holding company.

Any capital loan by Bancshares to the Bank is subordinate in right of payment to deposits and certain other indebtedness of the Bank. In addition, in the event of Bancshares' bankruptcy, any commitment by Bancshares to a federal banking regulatory agency to maintain the capital of the Bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

The Federal Deposit Insurance Act provides that, in the event of the "liquidation or other resolution" of an insured depository institution, the claims of depositors of the institution (including the claims of the FDIC as a subrogee of insured depositors) and certain claims for administrative expenses of the FDIC as a receiver will have priority over other general unsecured claims against the institution. If an insured depository institution fails, then insured and uninsured depositors, along with the FDIC, will have priority of payment over unsecured, non-deposit creditors, including the institution's holding company, with respect to any extensions of credit that they have made to such insured depository institution.

Regulation of the Bank

The operations and investments of the Bank are limited by federal and state statutes and regulations. The Bank is subject to supervision and regulation by the ASBD and the FDIC and to various requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types, amount and terms and conditions of loans that it may originate, and limits on the types of other activities in which the Bank may engage and the investments it may make.

The Bank is subject to federal laws that limit the amount of transactions between the Bank and its nonbank affiliates, including Bancshares, but excluding operating subsidiaries, such as ALC. Under these provisions, transactions by the Bank with nonbank affiliates (such as loans or investments) are generally limited to 10% of the Bank's capital and surplus for all covered transactions with any one affiliate and 20% of capital and surplus for all covered transactions with all affiliates. Any extensions of credit to affiliates, with limited exceptions, must be secured by eligible collateral in specified amounts. The Bank is also prohibited from purchasing any "low quality" assets from an affiliate. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") imposed additional requirements on transactions with affiliates, including an expansion of the definition of "covered transactions" and an increase in the length of time for which collateral requirements regarding covered transactions must be maintained.

The Dodd-Frank Act requires the banking agencies and the SEC to establish joint rules or guidelines for financial institutions with more than $1 billion in assets which prohibit incentive compensation arrangements that the agencies determine to encourage inappropriate risks by the institution. The banking agencies issued proposed rules in 2011 and issued guidance on sound incentive compensation policies. In 2016, the Federal Reserve and the Office of Comptroller of the Currency also proposed rules that would, depending upon the assets of the institution, directly regulate incentive compensation arrangements and would require enhanced oversight and recordkeeping. As of December 31, 2022, these rules have not been implemented. With assets of approximately $995 million, we currently would not be subject to the rules as presently proposed but would become subject to the rules if our assets increased to $1 billion.

Lending Limits

Under Alabama law, the amount of loans that may be made by a bank in the aggregate to one person is limited. Alabama law provides that unsecured loans by a bank to one person may not exceed an amount equal to 10% of the capital and unimpaired surplus of the bank or 20% in the case of secured loans. For purposes of calculating these limits, loans to various business interests of the

borrower, including companies in which a substantial portion of the stock is owned or partnerships in which a person is a partner, must be aggregated with those made to the borrower individually. Loans secured by certain readily marketable collateral are exempt from these limitations, as are loans secured by deposits and certain government securities.

Commercial Real Estate Concentration Limits

In December 2006, the U.S. bank regulatory agencies issued guidance entitled "Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices" to address increased concentrations in commercial real estate ("CRE") loans. The guidance describes the criteria the agencies will use as indicators to identify institutions potentially exposed to CRE concentration risk. An institution that has (i) experienced rapid growth in CRE lending, (ii) notable exposure to a specific type of CRE, (iii) total reported loans for construction, land development, and other land representing 100% or more of the institution's capital, or (iv) total CRE loans representing 300% or more of the institution's capital, and the outstanding balance of the institution's CRE portfolio has increased by 50% or more in the prior 36 months, may be identified for further supervisory analysis of the level and nature of its CRE concentration risk.

In December 2015, the U.S. bank regulatory agencies issued guidance titled "Statement on Prudent Risk Management for Commercial Real Estate Lending" to remind financial institutions of existing guidance on prudent risk management practices for CRE lending activity, including the 2006 guidance described above. In the 2015 guidance, the agencies noted their belief that financial institutions had eased CRE underwriting standards in recent years. The 2015 guidance went on to identify actions that financial institutions should take to protect themselves from CRE-related credit losses during difficult economic cycles. The 2015 guidance also indicated that the agencies would pay special attention in the future to potential risks associated with CRE lending.

Securities and Exchange Commission

Bancshares is under the jurisdiction of the Securities and Exchange Commission ("SEC") for matters relating to the offer and sale of its securities and is subject to the SEC's rules and regulations related to periodic reporting, reporting to shareholders, proxy solicitations and insider trading regulations.

Monetary Policy

Our earnings are and will be affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The monetary policies of the Federal Reserve have a substantial effect on the operating results of commercial banks, including the Bank. The Federal Reserve has a significant impact on the levels of bank loans, investments and deposits through its open market operations in United States government securities and through its regulation of, among other things, the discount rate on borrowings of member banks and the reserve requirements against member banks' deposits. It is not possible to predict the nature and impact of future changes in monetary and fiscal policies.

Deposit Insurance

The Bank's deposits are insured up to applicable limits by the Deposit Insurance Fund maintained by the FDIC. As a result, the Bank is required to pay periodic assessments to maintain insurance coverage for its deposits. Under the FDIC's assessment system for banks with less than $10 billion in assets, the assessment rate is determined based on a number of factors, including the Bank's CAMELS (supervisory) rating, leverage ratio, net income, non-performing loan ratios, Other Real Estate Owned (OREO) ratios, core deposit ratios, one-year organic asset growth and a loan mix index.

The FDIC has authority to increase insurance assessments. A significant increase in insurance assessments would likely have an adverse effect on our operating expense, results of operations, and cash flows. Management cannot predict what insurance assessment rates will be in the future. Furthermore, deposit insurance may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Dividend Restrictions

Under Delaware law, dividends may be paid only out of the amount calculated as the present fair value of the total assets of the corporation, minus the present fair value of the total liabilities of the corporation, minus the capital of the corporation. In the event that there is no such amount, dividends may be paid out of the net profits of the corporation for the fiscal year in which the dividend is declared and/or the immediately preceding fiscal year. Dividends may not be paid, however, out of net profits of the corporation if the capital represented by the issued and outstanding stock of all classes having a preference on the distribution of assets is impaired. Further, the Federal Reserve permits bank holding companies to pay dividends only out of current earnings and only if future retained earnings would be consistent with the company's capital, asset quality and financial condition.

Since it has no significant independent sources of income, Bancshares' ability to pay dividends depends on its ability to receive dividends from the Bank. Under Alabama law, the Bank may not pay a dividend in excess of 90% of its net earnings unless its surplus is equal to at least 20% of capital. The Bank is also required by Alabama law to seek the approval of the Superintendent of the ASBD prior to the payment of dividends if the total of all dividends declared by the Bank in any calendar year will exceed the total of (1) the Bank's net earnings for that year, plus (2) its retained net earnings for the preceding two years, less any required transfers to surplus. Alabama law defines net earnings as the remainder of all earnings from current operations plus actual recoveries on loans and investments and other assets, after deducting from the total thereof all current operating expenses, actual losses, accrued dividends on preferred stock, if any, and all federal, state and local taxes. The Bank must be able to satisfy the conditions described above in order to declare or pay a dividend to Bancshares without obtaining the prior approval of the Superintendent of the ASBD. In addition, the FDIC prohibits the payment of cash dividends if (1) as a result of such payment, the bank would be undercapitalized or (2) the bank is in default with respect to any assessment due to the FDIC, including a deposit insurance assessment. These restrictions could materially influence the Bank's, and therefore Bancshares', ability to pay dividends.

Capital Adequacy

In July 2013, the federal banking regulatory agencies adopted regulations to implement the framework developed by the Basel Committee on Banking Supervision ("Basel Committee") for strengthening international capital and liquidity, known as "Basel III" (the "Basel III Rule"). The Basel III Rule provides risk-based capital guidelines designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks, to account for off-balance sheet exposures, and to minimize disincentives for holding liquid assets. Under these guidelines, assets and off-balance sheet items are assigned to broad risk categories, each with appropriate risk-weights. The net amount of assets remaining after applying the risk-weights to the gross asset values represents the institution's total risk-weighted assets ("RWA"). An institution's total RWA are used to calculate its regulatory capital ratios. The Basel III Rule establishes minimum capital and leverage ratios that supervised financial institutions are required to maintain, while also providing countercyclical capital requirements so that the required amount of capital increases in times of economic expansion and decreases in times of economic contraction, consistent with safety and soundness. Under the Basel III Rule, banks must maintain a specified capital conservation buffer above each of the required minimum capital levels in order to avoid limitations on paying dividends, engaging in share repurchases and paying certain discretionary bonuses.

In December 2017, the Basel Committee published the last version of the Basel III accord, generally referred to as "Basel IV." The Basel Committee stated that a key objective of the revisions incorporated into the framework is to reduce excessive variability of risk-weighted assets, which will be accomplished by enhancing the robustness and risk sensitivity of the standardized approaches for credit risk and operational risk, which will facilitate the comparability of banks' capital ratios; constraining the use of internally modeled approaches; and complementing the risk-weighted capital ratio with a finalized leverage ratio and a revised and robust capital floor. Leadership of the federal banking agencies who are tasked with implementing Basel IV has indicated that it is considering how to appropriately apply these revisions in the United States. Although it is uncertain at this time, some, if not all, of the Basel IV accord may be incorporated into the capital requirements framework applicable to Bancshares and the Bank.

Banking organizations must have appropriate capital planning processes, with proper oversight from the board of directors. Accordingly, pursuant to a separate, general supervisory letter from the Federal Reserve, bank holding companies are expected to conduct and document comprehensive capital adequacy analyses prior to the declaration of any dividends (on common stock, preferred stock, trust preferred securities or other Tier 1 capital instruments), capital redemptions or capital repurchases. Moreover, the federal banking agencies have adopted a joint agency policy statement, noting that the adequacy and effectiveness of a bank's interest rate risk management process and the level of its interest rate exposures are critical factors in the evaluation of the bank's capital adequacy.

In 2018, the U.S. Congress passed, and the President signed into law, the Economic Growth, Regulatory Relief, and Consumer Protection Act of 2018 (the "Growth Act") to modify or remove certain financial reform rules and regulations, including some of those implemented under the Dodd-Frank Act. While the Growth Act maintains most of the regulatory structure established by the Dodd-Frank Act, it amends certain aspects of the regulatory framework for small depository institutions with total assets of less than $10 billion and for large banks with total assets of more than $50 billion. The Growth Act, among other things, requires the federal banking agencies to issue regulations allowing community bank organizations with total assets of less than $10 billion and limited amounts of certain assets and off-balance sheet exposures to access a simpler capital regime focused on a bank's Tier 1 leverage capital levels rather than risk-based capital levels that are the focus of the capital rules issued under the Dodd-Frank Act implementing Basel III.

Among other changes, the Growth Act expands the definition of qualified mortgages that may be held by a financial institution and simplifies the regulatory capital rules for financial institutions and their holding companies with total consolidated assets of less than $10 billion by instructing the federal banking regulators to establish a single "Community Bank Leverage Ratio" of between 8% and 10% to replace the leverage and risk-based regulatory capital ratios. The Growth Act also includes regulatory relief for community banks regarding regulatory examination cycles, call reports, the Volcker Rule (proprietary trading prohibitions), mortgage disclosures, and risk weights for certain high-risk commercial real estate loans. It is difficult to predict at this time when or how any

new standards under the Growth Act will ultimately be applied to us or what specific impact the Growth Act and the yet-to-be-written implementing rules and regulations will have on community banks.

Pursuant to the Growth Act, in October 2019, the federal banking agencies adopted regulations that exempt a qualifying community bank and its holding company that have Tier 1 leverage ratios of greater than 9% from the risk-based capital requirements of the capital rules issued under the Dodd-Frank Act. A qualifying community organization is a depository institution or its holding company that has less than $10 billion in average total consolidated assets; has off-balance-sheet exposures of 25% or less of total consolidated assets; has trading assets plus trading liabilities of 5% or less of total consolidated assets; and is not an advanced approaches banking organization. A qualifying community banking organization and its holding company that have chosen the proposed framework will not be required to calculate the existing risk-based and leverage capital requirements. A qualifying community banking organization will also be considered to have met the capital ratio requirements to be well capitalized for the agencies' prompt corrective action rules provided it has a community bank leverage ratio greater than 9%.The new community bank leverage ratio framework first became available for banking organizations to use on March 31, 2020. A qualifying community banking organization may opt into and out of the framework by completing the associated reporting requirements on its call report. We presently do not anticipate opting into the framework.

Prompt Corrective Action

In addition to the required minimum capital levels described above, federal law establishes a system of "prompt corrective actions" that federal banking agencies are required to take, and certain actions that they have discretion to take, based on the capital category into which a federally regulated depository institution falls. Regulations set forth detailed procedures and criteria for implementing prompt corrective action in the case of any institution that is not adequately capitalized. Each institution is assigned to one of five categories based on its capital ratios: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Institutions categorized as "undercapitalized" or worse become subject to increasing levels of regulatory oversight and restrictions, which may include, among other things, limitations on growth and activities and payment of dividends.

As of December 31, 2022, the Bank was "well-capitalized" under the prompt corrective action rules. This classification is primarily for the purpose of applying the federal prompt corrective action provisions and is not intended to be, and should not be, interpreted as a representation of our overall financial condition or prospects.

Legislative and Regulatory Responses to the COVID-19 Pandemic

The COVID-19 pandemic created extensive disruptions to the global economy, to businesses, and to the lives of individuals throughout the world. There have been a number of regulatory actions intended to help mitigate the adverse economic impact of the COVID-19 pandemic on borrowers, including several mandates from the bank regulatory agencies, requiring financial institutions to work constructively with borrowers affected by the pandemic.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (CARES) Act was signed into law. Several provisions within the CARES Act led to action from the bank regulatory agencies and there were also separate provisions within the legislation that directly impacted financial institutions. Section 4022 of the CARES Act allows, until the date the national emergency declared by the President terminates, borrowers with federally-backed one-to-four family mortgage loans experiencing a financial hardship due to the pandemic to request forbearance, regardless of delinquency status, for up to 360 days. Section 4022 also prohibited servicers of federally-backed mortgage loans from initiating foreclosures during the 60-day period beginning March 18, 2020. The FHFA announced that the FNMA and FHLMC would extend this single-family moratorium on foreclosures and evictions through December 31, 2020 and then through March 31, 2021. In addition, under Section 4023 of the CARES Act, until the date the national emergency declared by the President terminates, borrowers with federally-backed multifamily mortgage loans whose payments were current as of February 1, 2020, but who have since experienced financial hardship due to COVID-19, may request a forbearance for up to 90 days. Borrowers receiving such forbearance may not evict or charge late fees to tenants for its duration. On December 23, 2020, the FHFA announced an extension of forbearance programs for qualifying multifamily properties through March 31, 2021. On January 30, 2023, the President announced his intent to end the national emergency related to the COVID-19 pandemic on May 11, 2023, but various regulatory and legislative actions may be expanded, extended and amended in the future.

The Paycheck Protection Program ("PPP"), originally established under the CARES Act and extended under the Coronavirus Response and Relief Supplemental Appropriations Act of 2021, authorized financial institutions to make federally-guaranteed loans to qualifying small businesses and non-profit organizations. These loans carried an interest rate of 1% per annum and a maturity of 2 years for loans originated prior to June 5, 2020 and 5 years for loans originated on or after June 5, 2020. The PPP provided that such loans may be forgiven if the borrowers met certain requirements with respect to maintaining employee headcount and payroll and the use of the loan proceeds after the loan was originated. The initial phase of the PPP, after being extended multiple times by Congress, expired on August 8, 2020. However, on January 11, 2021, the SBA reopened the PPP for First Draw PPP loans to small business and

non-profit organizations that did not receive a loan through the initial PPP phase. Further, on January 13, 2021, the SBA reopened the PPP for Second Draw PPP loans to small businesses and non-profit organizations that did receive a loan through the initial PPP phase. The PPP ended on May 31, 2021, but additional governmental assistance programs may be implemented in the future.

In addition, the federal bank regulatory agencies issued several interim final rules throughout the course of 2020 to neutralize the regulatory capital and liquidity effects for banks that participate in the Federal Reserve liquidity facilities. The interim final rule issued on April 9, 2020, clarified that a zero percent risk weight applies to loans covered by the PPP for capital purposes and the interim final rule issued on May 15, 2020, permitted depository institutions to choose to exclude U.S. Treasury securities and deposits at Federal Reserve Banks from the calculation of the supplementary leverage ratio. These interim final rules were finalized on September 29, 2020.

On March 11 2021, the American Rescue Plan Act of 2021 (the "ARP Act") was enacted, implementing a $1.9 trillion package of stimulus and relief proposals. Among other things, the ARP Act provided (i) additional funding for the PPP program and an expansion of the program for the benefit of certain nonprofits, (ii) funding for the SBA to make targeted grants for restaurants and similar establishments, (iii) direct cash payments of up to $1,400 to individuals, subject to income provisions, (iv) an increase in the maximum annual Child Tax Credit, subject to income limitation provisions, (v) $300 a week in expanded unemployment insurance lasting through September 6, 2021 and made $10,200 in unemployment benefits tax free for households, subject to income limitation provisions, (vi) tax relief making any student loan forgiveness incurred between December 31, 2020, and January 1, 2026 non-taxable income, and (vii) funding to support state and local governments; K-12 schools and higher education; the Centers for Disease Control; public transit; rental assistance; child care; and airline industry workers.

Community Reinvestment Act

The Community Reinvestment Act (the "CRA") requires the federal banking regulatory agencies to assess all financial institutions that they regulate to determine whether these institutions are meeting the credit needs of the communities that they serve, including their assessment area(s) (as established for these purposes in accordance with applicable regulations based principally on the location of the institution's branch offices). Under the CRA, institutions are assigned a rating of "outstanding," "satisfactory," "needs to improve" or "unsatisfactory." An institution's record in meeting the requirements of the CRA is made publicly available and is taken into consideration in connection with any applications that it files with federal regulators to engage in certain activities, including approval of branches or other deposit facilities, mergers and acquisitions, office relocations or expansions into non-banking activities. The Bank received a "satisfactory" rating in its most recent CRA evaluation.

Anti-Money Laundering Laws

Under various federal laws, including the Currency and Foreign Transactions Reporting Act (also known as the "Bank Secrecy Act"), as amended by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act, financial institutions are subject to prohibitions against specified financial transactions and account relationships, as well as enhanced due diligence and "know your customer" standards in their dealings with foreign financial institutions and foreign customers. These laws also mandate that financial institutions establish anti-money laundering programs meeting certain standards and require the federal banking regulators to consider the effectiveness of a financial institution's anti-money laundering activities when reviewing bank mergers and bank holding company acquisitions.

The Anti-Money Laundering Act of 2020 ("AMLA"), which amends the Bank Secrecy Act, was enacted in January 2021. The AMLA is intended to be a comprehensive reform and modernization to U.S. bank secrecy and anti-money laundering laws. Among other things, it codifies a risk-based approach to anti-money laundering compliance for financial institutions; requires the U.S. Department of the Treasury to promulgate priorities for anti-money laundering and countering the financing of terrorism policy; requires the development of standards for testing technology and internal processes for Bank Secrecy Act compliance; expands enforcement- and investigation-related authority, including increasing available sanctions for certain Bank Secrecy Act violations; and expands Bank Secrecy Act whistleblower incentives and protections. Many of the statutory provisions in the AMLA will require additional rulemakings, reports and other measures, and the impact of the AMLA will depend on, among other things, rulemaking and implementation guidance. In June 2021, the Financial Crimes Enforcement Network, a bureau of the U.S. Department of the Treasury, issued the priorities for anti-money laundering and countering the financing of terrorism policy required under the AMLA. The priorities include: corruption, cybercrime, terrorist financing, fraud, transnational crime, drug trafficking, human trafficking and proliferation financing.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") comprehensively revised the laws affecting corporate governance, auditing, executive compensation and corporate reporting for entities with equity or debt securities registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Among other things, Sarbanes-Oxley and its implementing regulations

established new membership requirements and additional responsibilities for audit committees, imposed restrictions on the relationships between public companies and their outside auditors (including restrictions on the types of non-audit services that auditors may provide), imposed additional responsibilities for public companies' external financial statements on the chief executive officer and chief financial officer, and expanded the disclosure requirements for corporate insiders. The requirements are intended to allow stockholders to more easily and efficiently monitor the performance of companies and directors. We and our Board of Directors have, as appropriate, adopted or modified our policies and practices in order to comply with these regulatory requirements and to enhance our corporate governance practices.

As required by Sarbanes-Oxley, we have adopted a Code of Business Conduct and Ethics applicable to our Board, executives and employees. This Code of Business Conduct can be found on our website at http://www.fusb.com under the tabs "About – Investor Relations – FUSB Policies."

Privacy of Customer Information

The Financial Services Modernization Act of 1999 (also known as the "Gramm-Leach-Bliley Act" or the "GLBA") and the implementing regulations issued by federal banking regulatory agencies require financial institutions to adopt policies and procedures regarding the disclosure of nonpublic personal information about their customers to non-affiliated third parties. In general, financial institutions are required to explain to customers their policies and procedures regarding the disclosure of such nonpublic personal information, and, unless otherwise required or permitted by law, financial institutions are prohibited from disclosing such information except as provided in their policies and procedures. Specifically, the GLBA established certain information security guidelines that require each financial institution, under the supervision and ongoing oversight of its board of directors or an appropriate committee thereof, to develop, implement, and maintain a comprehensive written information security program designed to ensure the security and confidentiality of customer information, to protect against anticipated threats or hazards to the security or integrity of such information, and to protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer.

Cybersecurity

The Cybersecurity Information Sharing Act of 2015 ("CISA") was intended to improve cybersecurity in the United States by enhanced sharing of information about security threats among the U.S. government and private sector entities, including financial institutions. CISA also authorizes companies to monitor their own systems notwithstanding any other provision of law and allows companies to carry out cybersecurity defensive measures on their own systems. The law includes liability protections for companies that share cyber threat information with third parties so long as such sharing activity is conducted in accordance with CISA.

In October 2016, the federal bank regulatory agencies issued an Advance Notice of Proposed Rulemaking regarding enhanced cyber risk management standards which would apply to a wide range of large financial institutions and their third-party service providers, including Bancshares and the Bank. The proposed standards would expand existing cybersecurity regulations and guidance to focus on cyber risk governance and management, management of internal and external dependencies, and incident response, cyber resilience, and situational awareness. In addition, the proposal contemplates more stringent standards for institutions with systems that are critical to the financial sector.

The federal banking regulators regularly issue guidance regarding cybersecurity intended to enhance cyber risk management standards among financial institutions. A financial institution is expected to establish multiple lines of defense and to ensure its risk management processes address the risk posed by potential threats to the institution. A financial institution's management is expected to maintain sufficient processes to effectively respond and recover the institution's operations after a cyber-attack. A financial institution is also expected to develop appropriate processes to enable recovery of data and business operations if a critical service provider of the institution falls victim to this type of cyber-attack.

State regulators have also been increasingly active in implementing privacy and cybersecurity standards and regulations. Recently, several states have adopted regulations requiring certain financial institutions to implement cybersecurity programs and providing detailed requirements with respect to these programs, including data encryption requirements. Many states have also recently implemented or modified their data breach notification and data privacy requirements. We expect this trend of state-level activity in those areas to continue and are continually monitoring developments in the states in which our customers are located.

In March 2021, Virginia adopted the Consumer Data Protection Act (the "VCDPA"), which imposes certain restrictions and requirements on businesses that collect consumer data for at least 100,000 consumers in Virginia. The Bank currently has fewer than 100,000 customers in Virginia but may become subject to the VCDPA if its customer base grows above that level. The Company could face enforcement actions by the Virginia Attorney General and penalties for noncompliance with the VCDPA.
In November 2021, the U.S. federal bank regulatory agencies adopted a rule regarding notification requirements for banking organizations related to significant computer security incidents. Under the final rule, a bank holding company, such as the Company, and an FDIC-supervised insured depository institution, such as the Bank, are required to notify the Federal Reserve or FDIC, respectively, within 36 hours of incidents that have materially disrupted or degraded, or are reasonably likely to materially disrupt or degrade, the banking organization's ability to deliver services to a material portion of its customer base, jeopardize the viability of key

operations of the banking organization, or impact the stability of the financial sector. Service providers are required under the rule to notify any affected bank client it provides services to as soon as possible when it determines it has experienced a computer-security incident that has materially disrupted or degraded, or is reasonably likely to materially disrupt or degrade, covered services provided by that entity to the bank for four or more hours.

In March 2022, the SEC proposed amendments to its rules to enhance and standardize disclosures regarding cybersecurity risk management, strategy, governance, and incident reporting by public companies that are subject to the reporting requirements of the Exchange Act. Specifically, the proposed amendments require current reporting about material cybersecurity incidents, periodic disclosures about a registrant's policies and procedures to identify and manage cybersecurity risk, management's role in implementing cybersecurity policies and procedures, and the board of directors' cybersecurity expertise, if any, and its oversight of cybersecurity risk. Additionally, the proposed rules would require registrants to provide updates about previously reported cybersecurity incidents in their periodic reports.

Regulation of Lending Practices

Our lending practices are subject to a number of federal and state laws, as supplemented by the rules and regulations of the various agencies charged with the responsibility of implementing these laws. These include, among others, the following:

- Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

- Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the communities that it serves;

- Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other specified factors in extending credit;

- Fair Credit Reporting Act of 1978, as amended by the Fair and Accurate Credit Transactions Act, governing the use and provision of information to credit reporting agencies, certain identity theft protections and certain credit and other disclosures;

- Fair Debt Collection Practices Act, governing the manner in which consumer debts may be collected by collection agencies;

- Real Estate Settlement Procedures Act, requiring certain disclosures concerning loan closing costs and escrows, and governing transfers of loan servicing and the amounts of escrows in connection with loans secured by one-to-four family residential properties; and

- Rules and regulations established by the National Flood Insurance Program.

In addition, the Dodd-Frank Act created the Consumer Financial Protection Bureau (the "CFPB"), an independent bureau with broad authority to regulate the consumer finance industry, including regulated financial institutions, non-banks and others involved in extending credit to consumers. The CFPB has authority through rulemaking, orders, policy statements, guidance and enforcement actions to administer and enforce federal consumer financial laws. Although the CFPB has the power to interpret, administer and enforce federal consumer financial laws, the Dodd-Frank Act provides that the federal banking regulatory agencies continue to have examination and enforcement powers over the financial institutions that they supervise relating to the matters within the jurisdiction of the CFPB if the supervised institutions have less than $10 billion in assets. Even so, the CFPB has adopted a number of rules that impact our lending practices, including, among other things, (1) requiring financial institutions to make a "reasonable and good faith determination" that a consumer has a "reasonable ability" to repay a residential mortgage loan before making such a loan, (2) requiring sponsors of asset-backed securities to retain at least 5% of the credit risk of the assets underlying the securities (and generally prohibiting sponsors from transferring or hedging that credit risk), and (3) imposing a number of new and enhanced requirements on the mortgage servicing industry, including rules regarding communications with borrowers, maintenance of customer account records, procedures for responding to written borrower requests and complaints of errors, servicing delinquent loans, and conducting foreclosure proceedings, among other measures.

Regulation of Deposit Operations

Our deposit operations are subject to federal laws applicable to depository accounts, including, among others, the following:

- Right to Financial Privacy Act, which imposes a duty to maintain the confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

- Truth-In-Savings Act, requiring certain disclosures for consumer deposit accounts;

- Electronic Funds Transfer Act and Regulation E, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services; and

- Rules and regulations of the various agencies charged with the responsibility of implementing these laws.

Federal Home Loan Bank Membership

The Bank is a member of the Federal Home Loan Bank of Atlanta ("FHLBA"). Each member of the FHLBA is required to maintain a minimum investment in the Class B stock of the FHLBA. The Board of Directors of the FHLBA can increase the minimum investment requirements if it concludes that additional capital is required to allow it to meet its own regulatory capital requirements. Any increase in the minimum investment requirements outside of specified ranges requires the approval of the Federal Housing Finance Agency. Because the extent of any obligation to increase the level of investment in the FHLBA depends entirely on the occurrence of a future event, we are unable to determine the extent of future required potential payments to the FHLBA at this time. Additionally, in the event that a member financial institution fails, the right of the FHLBA to seek repayment of funds loaned to that institution will take priority over the rights of all other creditors.

Climate-Related Regulation and Risk Management

In recent years, the federal banking agencies have increased their focus on climate-related risks impacting the operations of banks, the communities they serve and the broader financial system. Accordingly, the agencies have begun to enhance their supervisory expectations regarding the climate risk management practices of larger banking organizations, including by encouraging such banks to: ensure that management of climate-related risk exposures has been incorporated into existing governance structures; evaluate the potential impact of climate-related risks on the bank's financial condition, operations and business objectives as part of its strategic planning process; account for the effects of climate change in stress testing scenarios and systemic risk assessments; revise expectations for credit portfolio concentrations based on climate-related factors; consider investments in climate-related initiatives and lending to communities disproportionately impacted by the effects of climate change; evaluate the impact of climate change on the bank's borrowers and consider possible changes to underwriting criteria to account for climate-related risks to mortgaged properties; incorporate climate-related financial risk into the bank's internal reporting, monitoring and escalation processes; and prepare for the transition risks to the bank associated with the adjustment to a low-carbon economy and related changes in laws, regulations, governmental policies, technology, and consumer behavior and expectations.

On October 21, 2021, the Financial Stability Oversight Council published a report identifying climate-related financial risks as an "emerging threat" to financial stability. On December 16, 2021, the Office of the Comptroller of the Currency (the "OCC") issued proposed principles for climate-related financial risk management for national banks with more than $100 billion in total assets. Although these risk management principles, if adopted as proposed, would not apply to the Bank directly based upon our current size, the OCC has indicated that all banks, regardless of their size, may have material exposures to climate-related financial and other risks that require prudent management. The federal banking agencies, either independently or on an interagency basis, are expected to adopt a more formal climate risk management framework for larger banking organizations in the coming months. As climate-related supervisory guidance is formalized, and relevant risk areas and corresponding control expectations are further refined, we may be required to expend significant capital and incur compliance, operating, maintenance and remediation costs in order to conform to such requirements.

Website Information

The Bank's website address is https://www.fusb.com. Bancshares does not maintain a separate website. Bancshares makes available free of charge on or through the Bank's website, under the tabs "Investors – SEC filings," its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably practicable after such material is electronically filed with the SEC. These reports are also available on the SEC's website, https://www.sec.gov. Bancshares will provide paper copies of these reports to shareholders free of charge upon written request. Bancshares is not including the information contained on or available through the Bank's website as a part of, or incorporating such information into, this Annual Report on Form 10-K.

Item 1A. Risk Factors.

Making or continuing an investment in our common stock involves certain risks that you should carefully consider. The risks and uncertainties described below are not the only risks that may have a material adverse effect on us. Additional risks and uncertainties also could adversely affect our business, consolidated financial condition, results of operations and cash flows. If any of the following risks actually occurs, our business, financial condition or results of operations could be negatively affected, the market

price of your common stock could decline, and you could lose all or a part of your investment. Further, to the extent that any of the information contained in this Annual Report on Form 10-K constitutes forward-looking statements, the risk factors set forth below also are cautionary statements identifying important factors that could cause our actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf.

Risks Related to Credit and Liquidity

If loan losses are greater than anticipated, our earnings may be adversely affected.

As a lender, we are exposed to the risk that customers will be unable to repay their loans according to their terms and that any collateral securing the payment of their loans may not be sufficient to assure repayment. Credit losses are inherent in the business of making loans. Our credit risk with respect to our real estate and construction loan portfolio relates principally to the creditworthiness of individuals and the value of the real estate serving as security for the repayment of loans, and the credit risk with respect to our commercial and consumer loan portfolio relates principally to the general creditworthiness of businesses and individuals within the local markets in which we operate. We make various assumptions and judgments about the collectability of our loan portfolio and provide an allowance for potential loan losses based on a number of factors. We believe that our allowance for loan losses is adequate. However, if estimates, assumptions or judgments used in calculating this allowance are incorrect, the allowance for loan losses may not be sufficient to cover our actual loan losses. Deterioration of economic conditions affecting borrowers, new information regarding existing loans, inaccurate management assumptions, identification of additional problem loans and other factors, both within and outside of our control, may result in higher levels of nonperforming assets and charge-offs and loan losses in excess of our current allowance for loan losses, requiring us to make material additions to our allowance for loan losses, which could have a material adverse effect on our business, consolidated financial condition, results of operations and cash flows. The actual amount of future provisions for loan losses cannot be determined at this time and may vary from the amounts of past provisions. In addition, banking regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further charge-offs if the regulators' judgments are different than those of our management. Material additions to the allowance could materially decrease our net income.

Our business is subject to liquidity risk, which could disrupt our ability to meet financial obligations.

Liquidity risk refers to the ability of the Company to ensure that sufficient cash flow and liquid assets are available to satisfy current and future financial obligations, including demand for loans and deposit withdrawals, funding operating costs and other corporate purposes. Liquidity risk arises whenever the maturities of financial instruments included in assets and liabilities differ or when assets cannot be liquidated at fair market value as needed. The Company obtains funding through deposits and various short-term and long-term wholesale borrowings, including federal funds purchased and securities sold under repurchase agreements, the Federal Reserve Discount Window and Federal Home Loan Bank (FHLB) advances. Any restriction or disruption of the Company's ability to obtain funding from these or other sources could have a negative effect on the Company's ability to satisfy its current and future financial obligations, which could materially affect the Company's condition or results of operations.

Risks Related to Our Market and Industry

Our business and operations may be materially adversely affected by national and local market economic conditions.

Our business and operations, which primarily consist of banking activities, including lending money to customers in the form of loans and borrowing money from customers in the form of deposits, are sensitive to general business and economic conditions in the United States generally, and in our local markets in particular. If economic conditions in the United States or any of our local markets weaken, our growth and profitability from our operations could be constrained. Economic activity generally improved during 2022 as COVID-19 cases declined across the United States and restrictions were lifted; however, economic concerns remain due to ongoing uncertainty regarding the long-term effectiveness of the COVID-19 vaccine. In addition, the impact of the COVID-19 pandemic continues to influence the economy through ongoing supply chain shortages, workforce displacement, heightened volatility in the financial markets, and increased economic risks in certain industries. The current economic environment is characterized by high inflation levels and interest rates that have increased rapidly since March 2022. These conditions impact our ability to attract deposits and to generate attractive earnings through our loan and investment portfolios. All of these factors can individually or in the aggregate be detrimental to our business, and the interplay between these factors can be complex and unpredictable. Unfavorable market conditions can result in a deterioration in the credit quality of our borrowers and the demand for our products and services, an increase in the number of delinquencies, defaults and charge-offs, additional provisions for loan losses, a decline in the value of our collateral, and an overall material adverse effect on the quality of our loan portfolio. Additionally, national financial markets may be adversely affected by sustained high levels of inflation, and the current or anticipated impact of military conflict, including the current conflict between Russia and Ukraine, terrorism or other geopolitical events.

The economic conditions in our local markets may be different from the economic conditions in the United States as a whole. Our success depends to a certain extent on the general economic conditions of the geographic markets that we serve in Alabama,

Tennessee and Virginia. Local economic conditions in these areas have a significant impact on our commercial, real estate and construction loans, the ability of borrowers to repay these loans and the value of the collateral securing these loans. Adverse changes in the economic conditions of the southeastern United States in general or any one or more of these local markets could negatively impact the financial results of our banking operations and have a negative effect on our profitability.

The banking industry is highly competitive, which could result in loss of market share and adversely affect our business.

We encounter strong competition in making loans, acquiring deposits and attracting customers for investment services. We compete with commercial banks, online banks, credit unions, finance companies, mutual funds, insurance companies, investment banking companies, brokerage firms and other financial intermediaries operating in our markets and elsewhere in various segments of the financial services market. Many of these competitors, some of which are affiliated with large bank holding companies, have substantially greater resources and lending limits than we do. In addition, many of our non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks, and, as a result, may be able to offer certain products and services at a lower cost than we are able to offer, which could adversely affect our business.

Rapid and significant changes in market interest rates may adversely affect our performance.

Most of our assets and liabilities are monetary in nature and are therefore subject to significant risks from changes in interest rates. Our profitability depends to a large extent on net interest income, and changes in interest rates can impact our net interest income as well as the valuation of our assets and liabilities. Our consolidated results of operations are affected by changes in interest rates and our ability to manage interest rate risks. Changes in market interest rates, changes in the relationships between short-term and long-term market interest rates and changes in the relationships between different interest rate indices can affect the interest rates charged on interest-earning assets differently than the interest rates paid on interest-bearing liabilities. These differences could result in an increase in interest expense relative to interest income or a decrease in our interest rate spread. For a more detailed discussion of these risks and our management strategies for these risks, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations." Our net interest margin depends on many factors that are partly or completely out of our control, including competition, federal economic monetary and fiscal policies and general economic conditions. Despite the implementation of strategies to manage interest rate risks, changes in interest rates may have a material adverse impact on our profitability.

The performance of our investment portfolio is subject to fluctuations due to changes in interest rates and market conditions.

Changes in interest rates can negatively affect the performance of most of our investments. Interest rate volatility can reduce gains or create losses in our investment portfolios. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. Fluctuations in interest rates affect returns on, and the market value of, investment securities. The fair market value of the securities in our portfolio and the investment income from these securities also fluctuate depending on general economic and market conditions. In addition, actual net investment income and/or cash flows from investments that carry prepayment risk, such as mortgage-backed and other asset-backed securities, may differ from those anticipated at the time of investment as a result of interest rate fluctuations. The potential effect of these factors is heightened due to the current conditions in the financial markets and economic conditions generally.

Changes in the policies of monetary authorities and other government action could adversely affect our profitability.

Our consolidated results of operations are affected by credit policies of monetary authorities, particularly the Federal Reserve. The instruments of monetary policy employed by the Federal Reserve include open market operations in United States government securities, changes in the discount rate or the federal funds rate on bank borrowings and changes in reserve requirements against bank deposits. In view of changing conditions in the national economy and in the money markets, we cannot predict future changes in interest rates, deposit levels, loan demand or our business and earnings. Furthermore, the actions of the United States government and other governments in responding to such conditions may result in currency fluctuations, exchange controls, market disruption and other adverse effects.

Uncertainty relating to the LIBOR calculation process and the phasing out of LIBOR may adversely affect our results of operations.

The United Kingdom's Financial Conduct Authority and ICE Benchmark Administration ("IBA"), the administrators of LIBOR, have announced that the publication of the most commonly used U.S. dollar London Interbank Offered Rate ("LIBOR") settings will cease to be published or cease to be representative after June 30, 2023. The publication of all other LIBOR settings ceased to be published as of December 31, 2021. Given consumer protection, litigation, and reputational risks, the bank regulatory agencies indicated that entering into new contracts that use LIBOR as a reference rate after December 31, 2021, would create safety and soundness risks and that they would examine bank practices accordingly. The Adjustable Interest Rate (LIBOR) Act, enacted in March 2022, provides a statutory framework to replace U.S. dollar LIBOR with a benchmark rate based on the Secured Overnight

Financing Rate ("SOFR") for contracts governed by U.S. law that have no or ineffective fallbacks, and in December 2022, the Federal Reserve Board adopted related implementing rules.

As of December 31, 2021, we no longer originate new loans or their products using any LIBOR index. As of December 31, 2022, approximately $66.5 million of our outstanding loans, and, in addition, certain derivative contracts, borrowings and other financial instruments have attributes that are either directly or indirectly dependent on LIBOR. The transition from LIBOR has resulted in and could continue to result in added costs and employee efforts and could present additional risk. We are subject to litigation and reputational risks if we are unable to renegotiate and amend existing contracts with counterparties that are dependent on LIBOR, including contracts that do not have fallback language. We may incur significant expenses in effecting the transition, and may be subject to disputes or litigation with contract counterparties over the appropriateness or comparability to LIBOR of the substitute indices, which could have an adverse effect on our results of operations.

At this time, it is impossible to predict the effect of alternative rates, including SOFR, on the value of LIBOR-based securities and variable rate loans, subordinated debentures, or other securities or financial arrangements, given LIBOR's role in determining market interest rates globally. Uncertainty as to the nature of alternative reference rates and as to potential changes or other reforms to LIBOR may adversely affect LIBOR rates and the value of LIBOR-based loans and securities in our portfolio and may impact the availability and cost of hedging instruments and borrowings.

Risks Related to Privacy and Technology

Technological changes in the banking and financial services industries may negatively impact our results of operations and our ability to compete.

The banking and financial services industries are undergoing rapid changes, with frequent introductions of new technology-driven products and services. In addition to enhancing the level of service provided to customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. To remain competitive, financial institutions must continuously evaluate changing customer preferences with respect to emerging technologies and develop plans to address such changes in the most cost-effective manner possible. Our future success will depend, in part, on our ability to use technology to offer products and services that provide convenience to customers and create additional efficiencies in operations, and our failure to do so could negatively impact our business. Additionally, our competitors may have greater resources to invest in technological improvements than we do, and we may not be able to effectively implement new technology-driven products and services, which could reduce our ability to effectively compete.

Our information systems may experience a failure or interruption.

We rely heavily on communications and information systems to conduct our business. Any failure or interruption in the operation of these systems could impair or prevent the effective operation of our customer relationship management, general ledger, deposit, lending or other functions. While we have policies and procedures designed to prevent or limit the effect of a failure or interruption in the operation of our information systems, there can be no assurance that any such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures or interruptions impacting our information systems could damage our reputation, result in a loss of customer business, and expose us to additional regulatory scrutiny, civil litigation and possible financial liability, any of which could have a material adverse effect on our business, consolidated financial condition, results of operations and cash flows.

We use information technology in our operations and offer online banking services to our customers, and unauthorized access to our customers' confidential or proprietary information as a result of a cyber-attack or otherwise could expose us to reputational harm and litigation and adversely affect our ability to attract and retain customers.

Information security risks for financial institutions have generally increased in recent years, in part because of the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists, activists and other external parties. We are under continuous threat of loss due to hacking and cyber-attacks, especially as we continue to expand customer capabilities to utilize the internet and other remote channels to transact business. Our risk and exposure to these matters remains heightened because of the evolving nature and complexity of these threats from cybercriminals and hackers, our plans to continue to provide internet banking channels, and our plans to develop additional remote connectivity solutions to serve our customers. Therefore, the secure processing, transmission and storage of information in connection with our online banking services are critical elements of our operations. However, our network could be vulnerable to unauthorized access, computer viruses and other malware, phishing schemes or other security failures. In addition, our customers may use personal smartphones, tablet PCs or other mobile devices that are beyond our control systems in order to access our products and services. Our technologies, systems and networks, and our customers' devices, may become the target of cyber-

attacks, electronic fraud or information security breaches that could result in the unauthorized release, gathering, monitoring, use, loss or destruction of our or our customers' confidential, proprietary and other information, or otherwise disrupt our or our customers' or other third parties' business operations. As cyber threats continue to evolve, we may be required to spend significant capital and other resources to protect against these threats or to alleviate or investigate problems caused by such threats. To the extent that our activities or the activities of our customers involve the processing, storage or transmission of confidential customer information, any breaches or unauthorized access to such information could present significant regulatory costs and expose us to litigation and other possible liabilities. Any inability to prevent these types of security threats could also cause existing customers to lose confidence in our systems and could adversely affect our reputation and ability to generate deposits. In addition, we may not have adequate insurance coverage to compensate for losses from a cyber threat event. In February 2022, the New York State Department of Financial Services issued a warning that the Russian invasion of Ukraine significantly elevates the cyber risk for the U.S. financial sector. While we have not experienced any material losses relating to cyber-attacks or other information security breaches to date, we may suffer such losses in the future. The occurrence of any cyber-attack or information security breach could result in potential legal liability, reputational harm, damage to our competitive position, additional compliance costs, and the disruption of our operations, all of which could adversely affect our business, consolidated financial condition, results of operations and cash flows.

We depend on outside third parties for the processing and handling of our records and data, which exposes us to additional risk for cybersecurity breaches and regulatory action.

We rely on software and internet-based platforms developed by third-party vendors to process various transactions. In some cases, we have contracted with third parties to run their proprietary software on our behalf. These systems include, but are not limited to, general ledger, payroll, employee benefits, loan and deposit processing and securities portfolio accounting. If these third-party service providers experience difficulties, are subject to cybersecurity breaches or terminate their services, and we are unable to replace them with other service providers on a timely basis, our operations could be interrupted. If an interruption were to continue for a significant period of time, our business, consolidated financial condition and results of operations could be adversely affected. While we perform a review of controls instituted by the applicable vendors over these programs in accordance with industry standards and perform our own testing of user controls, we must rely on the continued maintenance of controls by these third-party vendors, including safeguards over the security of customer data. In addition, we maintain, or contract with third parties to maintain, daily backups of key processing outputs in the event of a failure on the part of any of these systems. Nonetheless, we may incur a temporary disruption in our ability to conduct business or process transactions, or damage to our reputation, if the third-party vendor fails to adequately maintain internal controls or institute necessary changes to systems. Such a disruption or breach of security could have a material adverse effect on our business.

In addition, federal regulators have issued guidance outlining their expectations for third-party service provider oversight and monitoring by financial institutions. Any failure to adequately oversee the actions of our third-party service providers could result in regulatory actions against us, which could adversely affect our business, consolidated financial condition, results of operations and cash flows.

Risks Related to Legal, Reputational and Compliance Matters

We are subject to extensive governmental regulation, and the costs of complying with such regulation could have an adverse impact on our operations.

The financial services industry is extensively regulated and supervised under both federal and state law. We are subject to the supervision and regulation of the Federal Reserve, the FDIC and the ASBD. These regulations are intended primarily to protect depositors, the public and the FDIC's Deposit Insurance Fund, rather than shareholders. Additionally, we are subject to supervision, regulation and examination by other regulatory authorities, such as the SEC and state securities and insurance regulators. If, as a result of an examination, the Federal Reserve, the FDIC or the ASBD were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of any of our operations had become unsatisfactory, or that we were in violation of any law or regulation, they may take a number of different remedial actions as they deem appropriate. These actions include the power to require us to remediate any such adverse examination findings. We are also subject to changes in federal and state laws, as well as regulations and governmental policies, income tax laws and accounting principles. Regulations affecting banks and other financial institutions are undergoing continuous change, and the ultimate effect of such changes cannot be predicted. Regulations and laws may be modified at any time, and new legislation may be enacted that could affect us. We cannot assure you that any changes in regulations or new laws will not adversely affect our performance or consolidated results of operations. Our regulatory framework is discussed in greater detail under "Item 1. Business – Supervision and Regulation."

We are subject to laws regarding the privacy, information security and protection of personal information, and any violation of these laws or unauthorized disclosure of such information could damage our reputation and otherwise adversely affect our operations and financial condition.

Our business requires the collection and retention of large volumes of customer data, including personally identifiable information in various information systems that we maintain and in those maintained by third parties with whom we contract to provide data services. We also maintain important internal data, such as personally identifiable information about our employees and information relating to our operations. We are subject to complex and evolving laws and regulations governing the privacy and protection of personal information of individuals (including customers, employees, suppliers and other third parties). For example, our business is subject to the Gramm-Leach-Bliley Act, which, among other things: (1) imposes certain limitations on our ability to share nonpublic personal information about our customers with nonaffiliated third parties; (2) requires us to provide certain disclosures to customers about our information collection, sharing and security practices and to afford customers the right to "opt out" of any information sharing by us with nonaffiliated third parties (with certain exceptions); and (3) requires us to develop, implement and maintain a written comprehensive information security program containing appropriate safeguards based on our size and complexity, the nature and scope of our activities, and the sensitivity of customer information we process, as well as plans for responding to data security breaches. Various state and federal banking regulators and state legislatures have also enacted data security breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in the event of a security breach. Ensuring that our collection, use, transfer and storage of personal information complies with all applicable laws and regulations can increase our costs. Furthermore, we may not be able to ensure that all of our clients, suppliers, counterparties and other third parties have appropriate controls in place to protect the confidentiality of the information that they exchange with us, particularly where such information is transmitted by electronic means. If personal, confidential or proprietary information of customers or others were to be mishandled or misused (in situations where, for example, such information was erroneously provided to unauthorized persons, or where such information was intercepted or otherwise compromised by third parties), we could be exposed to litigation or regulatory sanctions under applicable laws and regulations. Concerns about the effectiveness of our measures to safeguard personal information could cause us to lose customers or potential customers for our products and services and thereby reduce our revenues. Accordingly, any failure or perceived failure to comply with applicable privacy or data protection laws and regulations may subject us to inquiries, examinations and investigations that could result in requirements to modify or cease certain operations or practices or in significant liabilities, fines or penalties, and could damage our reputation and otherwise adversely affect our business, consolidated financial condition, results of operations and cash flows.

Our FDIC deposit insurance premiums and assessments may increase and thereby adversely affect our financial results.

The Bank's deposits are insured by the FDIC up to legal limits, and, accordingly, the Bank is subject to periodic insurance assessments by the FDIC. The Bank's regular assessments are determined by its risk classification, which is based on its regulatory capital levels and the level of supervisory concern that it poses. Numerous bank failures during the financial crisis and increases in the statutory deposit insurance limits increased resolution costs to the FDIC and put significant pressure on the Deposit Insurance Fund. The FDIC has authority to increase insurance assessments, and any significant increase in insurance assessments would likely have an adverse effect on us.

We face a risk of noncompliance and enforcement action under the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The Bank Secrecy Act of 1970, the USA PATRIOT Act and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and to file reports such as suspicious activity reports and currency transaction reports. We are required to comply with these and other anti-money laundering requirements. Our federal and state banking regulators, the Financial Crimes Enforcement Network and other government agencies are authorized to impose significant civil money penalties for violations of anti-money laundering requirements. We are also subject to increased scrutiny with respect to our compliance with the regulations issued and enforced by the Office of Foreign Assets Control. If our program is deemed deficient, we could be subject to liability, including fines, civil money penalties and other regulatory actions, which may include restrictions on our business operations and our ability to pay dividends, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have significant reputational consequences for us. Any of these circumstances could have a material adverse effect on our business, consolidated financial condition, results of operations and cash flows.

Bancshares' liquidity is subject to various regulatory restrictions applicable to its subsidiaries.

There are various regulatory restrictions on the ability of Bancshares' subsidiaries to pay dividends or to make other payments to Bancshares. In addition, Bancshares' right to participate in any distribution of assets of any of its subsidiaries upon a subsidiary's liquidation or otherwise will be subject to the prior claims of creditors of that subsidiary, except to the extent that any of Bancshares' claims as a creditor of such subsidiary may be recognized.

The internal controls that we have implemented to mitigate risks inherent to the business of banking might fail or be circumvented.

Management regularly reviews and updates our internal controls and procedures that are designed to manage the various risks in our business, including credit risk, operational risk, financial risk, compliance risk and interest rate risk. No system of controls, however well-designed and operated, can provide absolute assurance that the objectives of the system will be met. If such a system fails or is circumvented, there could be a material adverse effect on our business, consolidated financial condition, results of operations and cash flows.

Changes in tax laws and interpretations and tax challenges may adversely affect our financial results.

The enactment of federal tax reform has had, and is expected to continue to have, far reaching and significant effects on us, our customers and the United States economy. Further, the income tax treatment of corporations may at any time be clarified and/or modified through legislation, administration or judicial changes or interpretations. These changes or interpretations could adversely affect us, either directly or as a result of the effects on our customers.

In the course of our business, we are sometimes subject to challenges from taxing authorities, including the Internal Revenue Service, individual states and municipalities, regarding amounts due. These challenges may result in adjustments to the timing or amount of taxable income or deductions or allocation of income among tax jurisdictions, all of which may require a greater provisioning for taxes or otherwise negatively affect our financial results.

Climate change and related legislative and regulatory initiatives may result in operational changes and expenditures that could significantly impact the Company's business.

Political and social attention to the issue of climate change has increased in recent years. Federal and state legislatures and regulatory agencies have continued to propose and advance numerous legislative and regulatory initiatives seeking to mitigate the effects of climate change. The federal banking agencies, including the OCC, have emphasized that climate-related risks are faced by banking organizations of all types and sizes and are in the process of enhancing supervisory expectations regarding banks' risk management practices. In December 2021, the OCC published proposed principles for climate risk management by banking organizations with more than $100 billion in assets. The OCC also has appointed its first ever Climate Change Risk Officer and established an internal climate risk implementation committee in order to assist with these initiatives and to support the agency's efforts to enhance its supervision of climate change risk management. Similar and even more expansive initiatives are expected, including potentially increasing supervisory expectations with respect to banks' risk management practices, accounting for the effects of climate change in stress testing scenarios and systemic risk assessments, revising expectations for credit portfolio concentrations based on climate-related factors and encouraging investment by banks in climate-related initiatives and lending to communities disproportionately impacted by the effects of climate change. To the extent that these initiatives lead to the promulgation of new regulations or supervisory guidance applicable to the Company or the Bank, we would likely experience increased compliance costs and other compliance-related risks. The lack of empirical data surrounding the credit and other financial risks posed by climate change render it impossible to predict how specifically climate change may impact the Company's financial condition and results of operations.

Risks Related to Strategic Planning

We intend to engage in acquisitions of other banking institutions from time to time. These acquisitions may not produce revenue or earnings enhancements or cost savings at levels, or within time frames, originally anticipated and may result in unforeseen integration difficulties.

We regularly evaluate opportunities to strengthen our current market position through acquisitions, subject to regulatory approval. Such transactions could, individually or in the aggregate, have a material effect on our operating results and financial condition, including short and long-term liquidity. Our acquisition activities could be material to our business. These activities could require us to use a substantial amount of cash or other liquid assets and/or incur debt. In addition, if goodwill recorded in connection with acquisitions were determined to be impaired, then we would be required to recognize a charge against our earnings, which could materially and adversely affect our results of operations during the period in which the impairment was recognized. Our acquisition activities could involve a number of additional risks, including the risks of:

- incurring time and expense associated with identifying and evaluating potential acquisitions and negotiating the terms of potential transactions, resulting in our attention being diverted from the operation of our existing business;

- using inaccurate estimates and judgments to evaluate credit, operations, management and market risks with respect to the target institution or assets;

- being potentially exposed to unknown or contingent liabilities of banks and businesses we acquire;

- changes in asset quality and credit risk as a result of the transaction;

- being required to expend time and expense to integrate the operations and personnel of the combined businesses;

- experiencing higher operating expenses relative to operating income from the new operations;

- creating an adverse short-term effect on our results of operations;

- losing key team members and customers as a result of an acquisition that is poorly received; and

- incurring significant problems relating to the conversion of the financial and customer data of the entity being acquired into our financial and customer product systems.

Depending on the condition of any institutions or assets that are acquired, any acquisition may, at least in the near term, materially adversely affect our capital and earnings and, if not successfully integrated following the acquisition, may continue to have such effects.

Generally, any acquisition of target financial institutions, banking centers or other banking assets by us may require approval by, and cooperation from, a number of governmental regulatory agencies, possibly including the Federal Reserve and the FDIC, as well as state banking regulators. Such regulators could deny our application based on their regulatory criteria or other considerations, which could restrict our growth, or the regulatory approvals may not be granted on terms that are acceptable to us. For example, we could be required to sell banking centers as a condition to receiving regulatory approvals, and such a condition may not be acceptable to us or may reduce the benefit of any acquisition.

We cannot assure you that we will be successful in overcoming these risks or any other problems encountered in connection with pending or potential acquisitions. Our inability to overcome these risks could have an adverse effect on levels of reported net income, return on equity and return on assets and the ability to achieve our business strategy and maintain market value.

We may not be able to maintain consistent growth, earnings or profitability.

There can be no assurance that we will be able to continue to grow and to remain profitable in future periods, or, if profitable, that our overall earnings will remain consistent with our prior results of operations or increase in the future. Our growth in recent years has been driven by a number of factors, including strong growth in our indirect lending portfolio and demand in the commercial and real estate loan markets in certain of the communities that we serve. A downturn in economic conditions in our markets, heightened competition from other financial services providers, an inability to retain or grow our core deposit base, regulatory and legislative considerations, and failure to attract and retain high-performing talent, among other factors, could limit our ability to grow our assets or increase our profitability to the same extent as in recent periods. Sustainable growth requires that we manage our risks by following prudent loan underwriting standards, balancing loan and deposit growth without materially increasing interest rate risk or compressing our net interest margin, maintaining adequate capital, hiring and retaining qualified employees and successfully implementing our strategic initiatives. A failure to sustain our recent rate of growth or adequately manage the factors that have contributed to our growth or successfully enter new markets could have a material adverse effect on our earnings and profitability and, therefore on our business, consolidated financial condition, results of operations and cash flows.

General Risks

We cannot guarantee that we will pay dividends in the future.

Dividends from the Bank are Bancshares' primary source of funds for the payment of dividends to its shareholders, and there are various legal and regulatory limits regarding the extent to which the Bank may pay dividends or otherwise supply funds to Bancshares. The ability of both the Bank and Bancshares to pay dividends will continue to be subject to and limited by the results of operations of the Bank and by certain legal and regulatory restrictions. Further, any lenders making loans to Bancshares or the Bank may impose financial covenants that may be more restrictive than the legal and regulatory requirements with respect to the payment of dividends. There can be no assurance as to whether or when Bancshares may pay dividends to its shareholders.

Extreme weather could cause a disruption in our operations, which could have an adverse impact on our profitability.

Some of our operations are located in areas near the Gulf of Mexico, a region that is susceptible to hurricanes and other forms of extreme weather. Such weather events could disrupt our operations and have a material adverse effect on our overall results of operations. Further, a hurricane, tornado or other extreme weather event in any of our market areas could adversely impact the ability of borrowers to timely repay their loans and may adversely impact the value of collateral that we hold.

Securities issued by us, including our common stock, are not insured.

Securities issued by us, including our common stock, are not savings or deposit accounts or other obligations of any bank and are not insured by the Deposit Insurance Fund maintained by the FDIC or by any other governmental agency or instrumentality, or any private insurer, and are subject to investment risk, including the possible loss of principal.

Future issuances of additional securities by us could result in dilution of your ownership.

We may decide from time to time to issue additional securities in order to raise capital, support growth or fund acquisitions. Further, we may issue stock options or other stock grants to retain and motivate employees. Such issuances of securities by us would dilute the respective ownership interests of our shareholders.

Our common stock price could be volatile, which could result in losses for individual shareholders.

The market price of our common stock may be subject to significant fluctuations in response to a variety of factors, including, but not limited to:

- general economic, business and political conditions;

- changing market conditions in the broader stock market in general, or in the financial services industry in particular;

- monetary and fiscal policies, laws and regulations and other activities of the government, agencies and similar organizations;

- actual or anticipated variations in our operating results, financial condition or asset quality;

- our failure to meet analyst predictions and projections;

- collectability of loans;

- cost and other effects of legal and administrative cases and proceedings, claims, settlements and judgments;

- additions or departures of key personnel;

- trades of large blocks of our stock;

- announcements of innovations or new services by us or our competitors;

- future sales of our common stock or other securities; and

- other events or factors, many of which are beyond our control.

Due to these factors, you may not be able to sell your stock at or above the price you paid for it, which could result in substantial losses.

Our performance and results of operations depend in part on the soundness of other financial institutions.

Our ability to engage in routine investment and banking transactions, as well as the quality and value of our investments in equity securities and obligations of other financial institutions, could be adversely affected by the actions, financial condition and profitability of such other financial institutions with which we transact, including, without limitation, the FHLBA and our correspondent banks. Financial services institutions are interrelated as a result of shared credits, trading, clearing, counterparty and other relationships. As a result, defaults by, or even rumors or questions about, one or more financial institutions, or the financial services industry generally, could lead to market-wide liquidity problems and losses of depositor, creditor or counterparty confidence in certain institutions, and could lead to losses or defaults by other institutions. Any defaults by, or failures of, the institutions with whom we transact could adversely affect our debt and equity holdings in such other institutions, our participation interests in loans originated by other institutions, and our business, including our liquidity, consolidated financial condition and earnings.

Liquidity risks could affect our operations and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the repayment or sale of loans and other sources could have a substantial negative effect on our liquidity. Our funding sources include federal funds, purchased securities sold under repurchase agreements, core and non-core deposits, and short- and long-term debt. We maintain a portfolio of securities that can be used as a source of liquidity. Other sources of liquidity are available should they be needed, such as through our

acquisition of additional non-core deposits. Bancshares may be able, depending on market conditions, to issue and sell debt securities and preferred or common equity securities in public or private transactions. Our access to funding sources in amounts adequate to finance or capitalize our activities or on acceptable terms could be impaired by factors that affect us specifically or the financial services industry or economy in general, such as further disruption in the financial markets, negative views and expectations about the prospects for the financial services industry, deterioration within the credit markets, or the financial condition, liquidity or profitability of the financial institutions with which we transact.

We depend on the services of our management team and board of directors, and the unexpected loss of key officers or directors may adversely affect our operations.

A departure of any of our executive officers, other key personnel or directors could adversely affect our operations. The community involvement of our executive officers and directors and our directors' diverse and extensive business relationships are important to our success. A material change in the composition of our management team or board of directors could cause our business to suffer.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

With the exception of its offices located in Knoxville and Powell, Tennessee, which are leased, the Bank owns all of its offices, including its executive offices, without encumbrances. ALC owns a commercial building in Jackson, Alabama, and leases additional office space in its Mobile, Alabama headquarters location. Bancshares does not separately own any property, and to the extent that its activities require the use of physical office facilities, such activities are conducted at the offices of the Bank. We believe that our properties are sufficient for our operations at the current time.

Item 3. Legal Proceedings.

We are party to certain ordinary course litigation, and we intend to vigorously defend ourselves in all such litigation. In the opinion of management, based on a review and consultation with our legal counsel, the outcome of such ordinary course litigation should not have a material adverse effect on our consolidated financial statements or results of operation.

Item 4. Mine Safety Disclosures.

Not applicable.


PART II


Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Bancshares' common stock is listed on the Nasdaq Capital Market under the symbol "FUSB." Prior to our name change on October 11, 2016, our common stock was listed on the Nasdaq Capital Market under the symbol "USBI." As of March 8, 2023, there were approximately 652 record holders of Bancshares' common stock (excluding any participants in any clearing agency and "street name" holders).

Bancshares declared total dividends of $0.14 per common share and $0.12 per common share during the years ended December 31, 2022 and 2021, respectively. Bancshares expects to continue to pay comparable cash dividends in the future, subject to the results of operations of Bancshares and the Bank, legal and regulatory requirements and potential limitations imposed by financial covenants with third parties. See note 15, "Shareholders' Equity", in the consolidated financial statements for additional information on dividend restrictions.

Share Repurchases

The following table sets forth purchases made by or on behalf of Bancshares or any "affiliated purchaser," as defined in Rule 10b-18(a)(3) of the Exchange Act, of shares of Bancshares' common stock during the fourth quarter of 2022.

| | Issuer Purchases of Equity Securities | | | |
Period	Total Number of Shares Purchased [1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs [2]	Maximum Number of Shares that May Yet Be Purchased Under the Programs [2]
October 1-31, 2022	—	$ —	—	596,813
November 1-30, 2022	909	$ 8.43	—	596,813
December 1-31, 2022	9	$ 8.97	—	596,813
Total	918	$ 8.44	—	596,813

(1) 918 shares were purchased in open-market transactions by an independent trustee for Bancshares' 401(k) Plan during the fourth quarter of 2022.

(2) All shares have been repurchased to date pursuant to Bancshares' publicly announced share repurchase program, which was initially approved by the Board of Directors on January 19, 2006 and authorized the repurchase of up to 642,785 shares of common stock. On each of December 18, 2019 and April 28, 2021, the Board approved the repurchase of additional shares of common stock under the share repurchase program, and the Board has periodically extended the expiration date of the program, most recently to December 31, 2023. As of December 31, 2022, Bancshares was authorized to repurchase up to 596,813 shares of common stock under the share repurchase program.

Securities Authorized for Issuance under Equity Compensation Plans

Information regarding securities authorized for issuance under our equity compensation plans is incorporated by reference to Item 12 of this Annual Report on Form 10-K.

Item 6. Reserved

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

You should read the following discussion of our financial condition and results of operations in conjunction with the "Selected Financial Data" and our financial statements and the related notes included elsewhere in this Annual Report on Form 10-K for the year ended December 31, 2022. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions, and our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those discussed under Item 1A "Risk Factors" and elsewhere in this Annual Report.

Selected Financial Data

The selected consolidated financial and other data of the Company set forth below does not purport to be complete and should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including the consolidated financial statements and related notes, appearing elsewhere herein.

	Year Ended December 31,				
	2022	2021	2020	2019	2018
	(Dollars in Thousands, except Per Share Amounts)				
Results of Operations:					
Interest income	$ 41,197	$ 39,921	$ 40,377	$ 43,588	$ 37,138
Interest expense	4,256	2,950	4,611	6,646	4,350
Net interest income	36,941	36,971	35,766	36,942	32,788
Provision for loan and lease losses	3,308	2,010	2,945	2,714	2,622
Non-interest income	3,451	3,521	5,010	5,366	5,610
Non-interest expense	28,072	32,756	34,299	33,782	32,385
Income before income taxes	9,012	5,726	3,532	5,812	3,391
Provision for income taxes	2,148	1,275	825	1,246	901
Net income	$ 6,864	$ 4,451	$ 2,707	$ 4,566	$ 2,490
Per Share Data:					
Basic net income per share	$ 1.13	$ 0.70	$ 0.43	$ 0.71	$ 0.40
Diluted net income per share	$ 1.06	$ 0.66	$ 0.40	$ 0.67	$ 0.37
Dividends per share	$ 0.14	$ 0.12	$ 0.12	$ 0.09	$ 0.08
Common stock price - High	$ 12.00	$ 12.50	$ 12.00	$ 11.93	$ 13.62
Common stock price - Low	$ 6.46	$ 7.54	$ 5.18	$ 7.60	$ 7.60
Period end price per share	$ 8.68	$ 10.57	$ 9.02	$ 11.61	$ 7.95
Period end shares outstanding (in thousands)	5,812	6,172	6,177	6,158	6,298
Period-End Balance Sheet:					
Total assets	$ 994,667	$ 958,302	$ 890,511	$ 788,738	$ 791,939
Loans, net of allowance for loan and lease losses	764,451	700,030	638,374	545,243	514,867
Allowance for loan and lease losses	9,422	8,320	7,470	5,762	5,055
Investment securities, net	132,657	134,319	91,422	108,356	153,949
Total deposits	870,025	838,126	782,212	683,662	704,725
Short-term borrowings	20,038	10,046	10,017	10,025	527
Long-term borrowings	10,726	10,653	—	—	—
Total shareholders' equity	85,135	90,064	86,678	84,748	79,437
Book value	14.65	14.59	14.03	13.76	12.61
Performance Ratios:					
Loans to deposits	87.9%	83.5%	81.6%	79.8%	73.1%
Net interest margin	4.07%	4.23%	4.69%	5.18%	5.27%
Return on average assets	0.70%	0.47%	0.32%	0.58%	0.36%
Return on average equity	7.99%	5.01%	3.17%	5.51%	3.26%
Asset Quality:					
Allowance for loan and lease losses as % of loans	1.22%	1.17%	1.16%	1.05%	0.97%
Nonperforming assets as % of loans and other real estate	0.30%	0.59%	0.62%	0.87%	0.82%
Nonperforming assets as % of total assets	0.24%	0.43%	0.45%	0.61%	0.54%
Net charge-offs as a % of average loans	0.30%	0.16%	0.21%	0.38%	0.57%
Capital Adequacy:					
Common equity tier 1 risk-based capital ratio	11.07%	11.36%	11.78%	12.78%	12.62%
Tier 1 risk-based capital ratio	11.07%	11.36%	11.78%	12.78%	12.62%
Total risk-based capital ratio	12.19%	12.44%	12.92%	13.77%	13.53%
Tier 1 leverage ratio	9.39%	9.17%	8.98%	9.61%	8.96%

DESCRIPTION OF THE BUSINESS

First US Bancshares, Inc., a Delaware corporation ("Bancshares" and, together with its subsidiaries, the "Company"), is a bank holding company formed in 1983 registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"). Bancshares operates one banking subsidiary, First US Bank, an Alabama banking corporation (the "Bank"). Prior to its name change on October 11, 2016, Bancshares was known as United Security Bancshares, Inc. Bancshares and the Bank are headquartered in Birmingham, Alabama.

The Bank conducts a general commercial banking business and offers banking services such as demand, savings, individual retirement account and time deposits, personal and commercial loans, safe deposit box services and remote deposit capture. The Bank operates and serves its customers through 15 full-service banking offices located in Birmingham, Butler, Calera, Centreville, Gilbertown, Grove Hill, Harpersville, Jackson, Thomasville, Tuscaloosa and Woodstock, Alabama; Knoxville and Powell, Tennessee; and Rose Hill, Virginia; as well as loan production offices in Mobile, Alabama and the Chattanooga, Tennessee area. The Bank provides a wide range of commercial banking services to small- and medium-sized businesses, property managers, business executives, professionals and other individuals. The Bank also performs indirect lending through third-party retailers and currently conducts this lending in 12 states, including Alabama, Florida, Georgia, Kentucky, Mississippi, Missouri, North Carolina, Oklahoma, South Carolina, Tennessee, Texas and Virginia. During the third quarter of 2021, the Company closed four banking offices located in Bucksville, Columbiana and south Tuscaloosa, Alabama, as well as Ewing, Virginia.

The Bank has two wholly owned subsidiaries: Acceptance Loan Company, Inc., an Alabama corporation ("ALC"), and FUSB Reinsurance, Inc., an Arizona corporation ("FUSB Reinsurance"). As used herein, unless the context suggests otherwise, references to the "Company," "we," "us" and "our" refer to Bancshares, as well as the Bank, ALC, and FUSB Reinsurance, collectively.

The Bank owns all of the stock of ALC. ALC is a finance company headquartered in Mobile, Alabama. During the third quarter of 2021, ALC ceased new business development and permanently closed its 20 branch lending locations in Alabama and Mississippi to the public. ALC continues to service its remaining portfolio of loans from its headquarters in Mobile, Alabama.

FUSB Reinsurance was designed to reinsure or "underwrite" credit life and credit accident and health insurance policies sold to the Bank's and ALC's consumer loan customers. FUSB Reinsurance was responsible for the first level of risk on these policies up to a specified maximum amount, while the primary third-party insurer retained the remaining risk. While FUSB Reinsurance underwrote insurance contracts for both the Bank and ALC, in recent years, the majority of contracts were associated with ALC's loans. Due to reduced contract volume, particularly following the cessation of business of ALC, during 2022, management of FUSB Reinsurance began procedures to terminate the entity's activities. During 2022, FUSB Reinsurance ceased writing new insurance contracts, and reached an agreement with a third-party insurance provider to indemnify FUSB Reinsurance for all remaining liabilities associated with previously underwritten insurance policies. As of December 31, 2022, the remaining assets and liabilities of FUSB Reinsurance were transferred to the Bank, and it is anticipated that FUSB Reinsurance will be legally dissolved during 2023.

The following discussion and financial information are presented to aid in an understanding of the Company's consolidated financial position, changes in financial position, results of operations and cash flows and should be read in conjunction with the consolidated financial statements and notes thereto included herein. The emphasis of the discussion is on the years 2022 and 2021. All yields and ratios presented and discussed herein are recorded and presented on the accrual basis and not on the tax-equivalent basis, unless otherwise indicated.

RECENT MARKET CONDITIONS

During 2022, certain economic conditions benefited from declining COVID-19 cases and the related lifting of COVID-19 restrictions throughout the United States. However, economic uncertainty remains with respect to the long-term effectiveness of efforts to reduce the impact of COVID-19 both globally and domestically. In addition, during 2022, economic uncertainty emerged from geopolitical developments surrounding the invasion of Ukraine by Russia and further COVID-19 lockdowns in China. Furthermore, inflation reached 40-year highs during 2022 in the United States, and market rates of interest rose significantly after a prolonged period at historical lows. In March 2022, the Federal Reserve Board (FRB) raised the target federal funds rate for the first time in over three years, and between March 16, 2022 and February 1, 2023 increased the federal funds rate by a total of 450 basis points. Further increases are expected in 2023 as the FRB continues its efforts to reduce inflation.

As interest rates increase, competitive pressures on both loan and deposit pricing have increased and are expected to remain at a heightened level. The pace and magnitude of changes in interest rates, and the impact that such changes will have on the Company's operating results, cannot be fully predicted. During this still-ongoing and still-volatile transition period, the yield curve has flattened and often becomes inverted. Unusual yield curve effects, including inversion, may continue. Further, if the rate of inflation persists or accelerates, the Company's operations could be impacted by, among other things, accelerating cost of goods and services, including

the cost of salaries and benefits. Additionally, the Company's borrowers could be negatively impacted by rising expense levels, leading to deterioration of credit quality and/or reductions in the Company's lending activities. The higher interest rate environment has also led to unrealized losses in the Company's investment portfolio which consists primarily of fixed rate instruments.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's consolidated financial statements requires management to make subjective judgments associated with estimates. These estimates are necessary to comply with accounting principles generally accepted in the United States of America ("U.S. GAAP") and general banking practices. The estimates include accounting for the allowance for loan losses, goodwill and other intangible assets, other real estate owned, valuation of deferred tax assets and fair value measurements.

Allowance for Loan and Lease Losses

The Company maintains the allowance for loan and lease losses at a level deemed adequate by management to absorb probable losses from loans and leases in the portfolio at the balance sheet date. In determining the adequacy of the allowance for loan and lease losses, management considers numerous factors, including, but not limited to, management's estimate of: (a) loan and lease loss experience; (b) the financial condition and liquidity of certain loan customers; and (c) collateral values of property securing certain loans and leases. Because these factors and others involve the use of management's estimation and judgment, the allowance for loan and lease losses is inherently subject to adjustment at future dates. Unfavorable changes in the factors used by management to determine the adequacy of the allowance, including increased loan or lease delinquencies and subsequent charge-offs, or the availability of new information could require additional provisions in excess of normal provisions to the allowance for loan and lease losses in future periods. No allowance for loan and lease losses is carried over or established at acquisition for purchased loans acquired in business combinations. Loans acquired in business combinations that are deemed impaired at acquisition, purchased credit impaired ("PCI") loans, are grouped into pools and evaluated separately from the non-PCI portfolio. The estimated cash flows to be collected on PCI loans are discounted at a market rate of interest. Subsequent to the acquisition of PCI loans, estimates of cash flows expected to be collected are updated each reporting period based on updated assumptions regarding default rates, loss severities and other factors that are reflective of current market conditions. Subsequent decreases in expected cash flows will generally result in a provision for loan losses. Subsequent increases in expected cash flows will generally result in a reversal of the provision for loan losses to the extent of prior charges. Changes in the estimates and assumptions are possible and may have a material impact on our allowance, and as a result, on our consolidated financial statements or results of operations. There can be no assurance that loan and lease losses in future periods will not exceed the allowance for loan and lease losses or that additions to the allowances will not be required. See "Summary of Loan Loss Experience" for additional analysis of the activity in the allowance for loan and lease losses.

Due to its classification as a smaller reporting company by the Securities and Exchange Commission, as of December 31, 2022, the Company was not required to adopt, and had not adopted, the Current Expected Credit Loss (CECL) model to account for credit losses. Effective January 1, 2023, the Company adopted the CECL accounting model, and recorded a transition adjustment that increased loan loss reserves by approximately $2.4 million. Of this amount, approximately $0.7 million, or 29%, was associated with ALC's run-off loan portfolio, while the remainder was associated with the Bank's loan portfolio. In accordance with CECL transition accounting guidance, the transition adjustment was recorded directly to retained earnings during the first quarter of 2023 and will not impact current period earnings.

Goodwill and Other Intangible Assets

Goodwill arises from business combinations and is generally determined as the excess of cost over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill is determined to have an indefinite useful life and is not amortized, but is tested for impairment at least annually or more frequently if events or circumstances exist that indicate that a goodwill impairment test should be performed. The Company performs its annual goodwill impairment test as of October 1. Impairment exists when a reporting unit's carrying amount of goodwill exceeds its implied fair value. In testing goodwill for impairment, U.S. GAAP permits the Company to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In this qualitative assessment, the Company evaluates events and circumstances that may include, but are not limited to, the general economic environment, banking industry and market conditions, the overall financial performance of the Company, the performance of the Company's common stock, the key financial performance metrics of the Company's reporting units and events affecting the reporting units to determine if it is not more likely than not that the fair value of a reporting unit is less than its carrying amount. If the quantitative impairment test is required or the decision to bypass the qualitative assessment is elected, the Company performs the goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. A recognized impairment loss cannot be reversed in future periods even if the fair value of the reporting unit subsequently recovers. Goodwill impairment was neither indicated nor recorded during the years ended December 31, 2022 or 2021. As of October 1, 2022, the date of our most recent impairment test, the Bank reporting unit had a fair value that was in excess of its carrying value. Variability in the market and changes in assumptions or subjective measurements used to estimate fair value are reasonably possible and may have a material impact on our consolidated financial statements or results of operations.

Other intangible assets consist of core deposit intangible assets arising from acquisitions. Core deposit intangible assets have definite useful lives and are amortized on an accelerated basis over their estimated useful lives. The Company's core deposit intangibles have estimated useful lives of seven years. Intangible assets are evaluated for impairment whenever events or circumstances exist that indicate that the carrying amount should be reevaluated. As of December 31, 2022, the Company had $0.4 million in other intangible assets, and there was no indication of impairment.

Other Real Estate Owned

Other real estate owned ("OREO") consists of properties obtained through foreclosure or in satisfaction of loans, as well as closed Bank and ALC branches. It is reported at the net realizable value of the property, less estimated costs to sell. Estimates of fair value are generally based on third-party appraisals of the property and are classified within Level 3 of the fair value hierarchy. The appraisals are sometimes discounted based on management's knowledge of the property and/or changes in market conditions from the date of the most recent appraisal. Such discounts are typically unobservable inputs for determining fair value.

Deferred Tax Asset Valuation

Income tax expense and current and deferred tax assets and liabilities reflect management's best estimate of current and future taxes to be paid. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, which will result in taxable or deductible amounts in the future. Deferred tax assets may also arise from the carryforward of operating loss or tax credit carryforwards as allowed by applicable federal or state tax jurisdictions. In addition, there may be transactions and calculations for which the ultimate tax outcomes are uncertain and the Company's tax returns are subject to audit by various tax authorities. Although we believe that estimates related to income taxes are reasonable, no assurance can be given that the final tax outcome will not be materially different than that which is reflected in the consolidated financial statements. In evaluating the ability to recover deferred tax assets in the tax jurisdictions from which they arise, management considers all available positive and negative evidence, including the Company's historical earnings and, in particular, the results of recent operations, expected reversals of temporary differences, the ability to utilize tax planning strategies and the expiration dates of any operating loss and tax credit carryforwards. A valuation allowance is recognized for a deferred tax asset if, based on the weight of all available evidence, it is more likely than not that some portion of or the entire deferred tax asset will not be realized. The assumptions about the amount of future taxable income require the use of significant judgment and are consistent with the plans and estimates that management uses in the underlying business. At this time, management considers it to be more likely than not that the Company will have sufficient taxable income in the future to allow all deferred tax assets to be realized. Accordingly, a valuation allowance was not established for deferred tax assets as of either December 31, 2022 or 2021.

Fair Value Measurements

Portions of the Company's assets and liabilities are carried at fair value, with changes in fair value recorded either in earnings or accumulated other comprehensive income (loss). These assets and liabilities include securities available-for-sale, impaired loans and derivative instruments. Additionally, other real estate and certain other assets acquired in foreclosure are reported at the lower of the recorded investment or fair value of the property, less estimated cost to sell. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing market participants at the measurement date. While management uses judgment when determining the price at which willing market participants would transact when there has been a significant decrease in the volume or level of activity for the asset or liability in relation to "normal" market activity, management's objective is to determine the point within the range of fair value estimates that is most representative of a sale to a third party under current market conditions. The value to the Company if the asset or liability were held to maturity is not included in the fair value estimates.

A fair value measure should reflect the assumptions that market participants would use in pricing the asset or liability, including the assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset and the risk of nonperformance. Fair value is measured based on a variety of inputs that the Company utilizes. Fair value may be based on quoted market prices for identical assets or liabilities traded in active markets (Level 1 valuations). If market prices are not available, the Company may use quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market (Level 2 valuations). Where observable market data is not available, the valuation is generated from model-based techniques that use significant assumptions not observable in the market, but that are observable based on Company-specific data (Level 3 valuations). These unobservable assumptions reflect the Company's own estimates for assumptions that market participants would use in pricing the asset or liability. The valuation of financial instruments when quoted market prices are not available (Levels 2 and 3) may require significant management judgment to assess assumptions and observable inputs. Detailed information regarding fair value measurements can be found in Note 21, "Fair Value of Financial Instruments," in the consolidated financial statements contained herein.

Other Significant Accounting Policies

Other significant accounting policies, not involving the same level of measurable uncertainties as those discussed above, are nevertheless important to an understanding of the consolidated financial statements. Policies related to the right of use asset and lease liability, revenue recognition, investment securities and long-lived assets require difficult judgments on complex matters that are often subject to multiple and recent changes in the authoritative guidance. Certain of these matters are among topics currently under re-

examination by accounting standard setters and regulators. Specific conclusions have not been reached by these standard setters, and outcomes cannot be predicted with confidence. See Note 2, "Summary of Significant Accounting Policies," in the consolidated financial statements, which discusses accounting policies that we have selected from acceptable alternatives.

EXECUTIVE OVERVIEW

Update on Strategic Initiatives

Beginning in 2021, the Company initiated certain strategic initiatives designed to improve the Company's operating efficiency, focus the Company's loan growth activities, and fortify asset quality. The discussion below provides an update as of December 31, 2022 regarding these ongoing strategic initiatives.

Cessation of Business at ALC

On September 3, 2021, ALC ceased new business development and permanently closed its 20 branch lending locations in Alabama and Mississippi to the public. As of December 31, 2022, ALC employed six full-time equivalent employees that continued to collect payments on loans through ALC's Mobile, Alabama headquarters office. The objectives of this initiative included the simplification of the Company's business processes, reduction of non-interest expense, and improvement of the Company's asset quality. The timing of the Company's ability to achieve each of these objectives will be different with some objectives being achieved relatively quickly after execution of the initiative, while others will take more time as ALC's loan portfolio continues to pay down. For example, a significant reduction of non-interest expense was achieved beginning in the fourth quarter of 2021 and continuing in 2022 due to the reduction of personnel, termination of branch leases, and reduction of technology and other overhead expenses. For the year ended December 31, 2022, non-interest expense at ALC totaled $1.8 million, compared to $6.6 million for the year ended December 31, 2021.

Though the initiative resulted in significant non-interest expense reductions relatively early in its execution, it has also resulted in increased expense related to loan loss provisioning. As a result of branch closures, charge-offs associated with ALC loans have increased since the inception of the initiative compared to periods immediately prior to the closures. Net charge-offs at ALC totaled $1.9 million for the year ended December 31, 2022, compared to $0.8 million for the year ended December 31, 2021. The increased charge-offs at ALC in 2022 resulted in part from the closure of ALC's branches, and in part from worsening economic conditions in 2022, including elevated inflation levels and rising interest rates, that have impacted ALC's borrowers. The combination of increased charge-off levels and worsening economic conditions resulted in additional loan loss provisions at ALC in 2022 compared to 2021. For the year ended December 31, 2022, loan loss provision expense specific to ALC's loans totaled $2.0 million, compared to $0.5 million for the year ended December 31, 2021. The reduction of loans at ALC is expected to continue to improve the Company's asset quality over time and result in reduced charge-off levels. ALC's loans, and in particular its direct consumer portfolio, have historically had the Company's highest level of credit losses. Approximately 85.5% and 66.1% of the Company's total net charge-offs were associated with ALC's loan portfolio during the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, ALC's remaining loans, net of unearned interest and fees, totaled $20.2 million, compared to $40.8 million as of December 31, 2021.

While the ALC cessation of business strategy is expected to provide ongoing expense reductions, interest income earned on ALC's loans will also continue to decline in future periods as the loans pay down. For the year ended December 31, 2022, interest income earned on ALC's loans totaled $4.7 million, compared to $9.0 million for the year ended December 31, 2021. Accordingly, the Company's focus remains on continued loan growth in other areas of the Bank's portfolio, as well as efforts to continue to simplify the Company's ongoing operations and further reduce expenses.

Organizational Efforts

In January 2022, management reorganized the Bank's retail banking, technology and deposit operations functions under a single organizational structure. Under this structure, management expects to further improve the efficiency of its retail banking operation, while also improving the promotion and deployment of the Bank's digital products and services. The Company continues to evaluate opportunities throughout the organization to improve its processes and simplify business models.

Financial Highlights

For the year ended December 31, 2022, the Company earned net income of $6.9 million, or $1.06 per diluted common share, compared to net income of $4.5 million, or $0.66 per diluted common share, for the year ended December 31, 2021. Earnings improvement in 2022, compared to 2021, was driven primarily by reductions in non-interest expense resulting from the strategic initiatives that were initiated by the Company beginning in 2021 and, in particular, the ALC cessation of business initiative. The Company's total non-interest expense was reduced by $4.7 million, or 14.3%, comparing 2022 to 2021.

Summarized condensed consolidated statements of operations are included below for the years ended December 31, 2022 and 2021, respectively.

| | Year Ended December 31, | |
| | 2022 | 2021 |
	(Dollars in Thousands)	
Interest income	$ 41,197	$ 39,921
Interest expense	4,256	2,950
Net interest income	36,941	36,971
Provision for loan losses	3,308	2,010
Net interest income after provision for loan losses	33,633	34,961
Non-interest income	3,451	3,521
Non-interest expense	28,072	32,756
Income before income taxes	9,012	5,726
Provision for income taxes	2,148	1,275
Net income	$ 6,864	$ 4,451
Basic net income per share	$ 1.13	$ 0.70
Diluted net income per share	$ 1.06	$ 0.66
Dividends per share	$ 0.14	$ 0.12

The discussion that follows summarizes the most significant activity that impacted changes in the Company's operations during 2022 as compared to 2021, as well as significant changes in the Company's balance sheet comparing December 31, 2022 to December 31, 2021.

Net Interest Income and Margin

Net interest income decreased by $30 thousand comparing the year ended December 31, 2022 to the year ended December 31, 2021. A decrease in net interest income was anticipated by management in 2022 due to the reduction in ALC's higher yielding loans compared to 2021. As a result of the ALC cessation of business strategy, interest and fees on ALC loans decreased by $4.3 million during the year ended December 31, 2022, compared to the year ended December 31, 2021. In addition, due to the rising interest rate environment, the Company's interest expense increased by $1.3 million, comparing 2022 to 2021. However, the year-over-year reduction in interest income on ALC loans, combined with the increase in interest expense, was mostly offset by an increase of $5.6 million in interest and fee income attributable to the Bank's other interest-earning asset categories. Revenue growth in these categories was primarily attributable to growth in average balances of loans, and to a lesser extent, improved yields on the Company's securities investments and cash and cash equivalent balances.

As ALC's loan portfolio continues to pay down, there will be continued reduction in interest and fees attributable to ALC's loans. These reductions are expected to put downward pressure on total loan yield and net interest margin in the future. As a result of the changing mix of loans, combined with increased interest expense, the Company's net interest margin decreased to 4.07% during the year ended December 31, 2022, compared to 4.23% for the year ended December 31, 2021. However, as discussed in the section above entitled "Update on Strategic Initiatives," while revenue associated with ALC's loans will continue to decrease, management also expects continued reduction in non-interest expense as ALC's operations wind down, as well as further reductions in provision for loan losses as ALC's loans continue to decrease.

Provision for Loan and Lease Losses

The provision for loan and lease losses was $3.3 million for the year ended December 31, 2022, compared to $2.0 million during the year ended December 31, 2021. The increase in provision expense in 2022 compared to 2021 reflected both an increase in charge-offs associated with ALC's loan portfolio, as well as qualitative adjustments applied to the portfolio in response to heightened inflationary trends and other economic uncertainties that emerged during the year. In management's view, the combination of the ALC business cessation strategy, coupled with deteriorating economic conditions, including elevated inflation levels, increased overall credit risk in ALC's loan portfolio as of December 31, 2022, compared to December 31, 2021. Loan loss provisions recorded by the Company in 2022 included expense of $2.0 million associated with ALC's loans and $1.3 million associated with the Bank's portfolio. While loan loss provisioning at ALC resulted primarily from increased charge-offs and heightened economic risk factors, provisions at the Bank resulted primarily from loan growth.

Non-interest Income

Non-interest income totaled $3.5 million for both years ended December 31, 2022 and 2021.

Non-interest Expense

Non-interest expense decreased to $28.1 million for the year ended December 31, 2022, compared to $32.8 million for the year ended December 31, 2021. The decrease in 2022 resulted primarily from implementation of the ALC business cessation strategy, as well as other efficiency efforts conducted at the Bank. As a result of these efforts, significant expense reductions were realized associated with salaries and employee benefits, occupancy and equipment, as well as other expenses associated with technology, communications, and professional services. Non-interest expense was reduced by nonrecurring gains on sale of other real estate (OREO) totaling $0.4 million in 2022 and $0.5 million in 2021.

Total Assets

As of December 31, 2022, the Company's assets totaled $994.7 million, compared to $958.3 million as of December 31, 2021, an increase of 3.8%.

Loan Growth

Total loans increased by $64.2 million, or 9.0%, as of December 31, 2022, compared to December 31, 2021. Loan volume increases included growth in the Bank's indirect consumer, residential (secured by multi-family and 1-4 family residential properties), commercial real estate (secured by non-farm, non-residential collateral), and commercial and industrial (C&I) portfolios. Growth in these categories in 2022 was consistent with continued robust commercial economic activity and consumer demand in the markets in which the Company operates. The growth in these categories was partially offset by reductions in ALC's loans, construction loans and Paycheck Protection Plan (PPP) loans during the year ended December 31, 2022.

Asset Quality

The Company's non-performing assets, including loans in non-accrual status and OREO, totaled $2.3 million as of December 31, 2022, compared to $4.2 million as of December 31, 2021. The reduction in nonperforming assets during the year ended December 31, 2022 resulted mostly from the sale of OREO properties during the period. Reductions in OREO totaled $1.5 million and included the sale of banking centers that were closed by the Company in 2021. As a percentage of total assets, non-performing assets were reduced to 0.24% as of December 31, 2022, compared to 0.43% as of December 31, 2021. As a percentage of average loans, net charge-offs increased to 0.30% for the year ended December 31, 2022, compared to 0.16% for the year ended December 31, 2021. The increase in net charge-offs in 2022 resulted from elevated charge-offs in ALC's runoff loan portfolio.

Investment Securities

The investment securities portfolio continues to provide the Company with additional liquidity and allows management to fund a portion of loan growth from the maturity and payoff of securities within the portfolio. As of December 31, 2022, the investment securities portfolio, including both the available-for-sale and held-to-maturity portfolios, totaled $132.7 million, compared to $134.3 million as of December 31, 2021. Management monitors its liquidity position, including forecasted expectations related to loan growth, when making determinations about whether to re-invest in the securities portfolio. The investment portfolio is maintained at average durations that are expected to provide monthly cash flows that can be utilized to reinvest in earning assets at current market rates. As of December 31, 2022, the expected average life of investment securities was 3.5 years, compared to 3.7 years as of December 31, 2021. During the fourth quarter of 2022, the Company sold investment securities with principal balances totaling $8.6 million at a net loss of $83 thousand. The intent of these sales was to effectively prune the investment portfolio and allow for reinvestment in higher earning assets in future periods.

Deposits and Borrowings

Deposits totaled $870.0 million as of December 31, 2022, compared to $838.1 million as of December 31, 2021. Core deposits, which exclude time deposits of $250 thousand or greater, totaled $778.1 million, or 89.4% of total deposits, as of December 31, 2022, compared to $775.1 million, or 92.5% of total deposits, as of December 31, 2021. Average deposit costs, including both interest- and noninterest-bearing deposits, totaled 0.40% for 2022, compared to 0.32% for 2021. Given the rising interest rate environment, competition for deposits increased significantly, particularly during the latter portion of 2022. During the third and fourth quarters of 2022, management utilized wholesale funding sources, including brokered deposits and short-term borrowings, as a tool to provide

greater flexibility in managing balance sheet levels and long-term interest expense relative to actual and expected growth in earning assets. As of December 31, 2022, the Company's short-term borrowings totaled $20.0 million, compared to $10.0 million as of December 31, 2021. In addition, as of both December 31, 2022 and 2021, the Company held long-term borrowings of $10.7 million (net of unamortized debt issuance costs) resulting from the issuance of subordinated debt with a 10-year term on October 1, 2021. Interest on the subordinated debt is fixed at 3.50% for the first five years of the term, resetting to a variable interest rate for the last five years of the term. For the year ended December 31, 2022, the Company's funding costs (including interest and non-interest bearing deposits and borrowings) totaled 0.48%, compared to 0.35% for the year ended December 31, 2021.

Shareholders' Equity

As of December 31, 2022, shareholders' equity totaled $85.1 million, compared to $90.1 million as of December 31, 2021. The decrease in shareholders' equity resulted from increases in accumulated other comprehensive loss due to declines in the market value of the Company's available-for-sale investment portfolio, as well as repurchases of shares of the Company's common stock during the year ended December 31, 2022. The market value declines in investment securities available-for-sale were the direct result of the increasing interest rate environment in 2022. No other-than-temporary impairment was recognized in the portfolio as of December 31, 2022. The market value decrease in available-for-sale securities was partially offset by an increase in the market value of cash flow derivative instruments that hedge certain deposits and borrowings on the Company's balance sheet.

Cash Dividends

Commensurate with the earnings growth experienced during 2022, the Company increased its quarterly cash dividend in the fourth quarter of 2022 by $0.02 per share. For the year ended December 31, 2022, the Company declared total dividends of $0.14 per share, compared to $0.12 per share for the year ended December 31, 2021.

Share Repurchases

During 2022, the Company completed share repurchases totaling 412,400 shares of its common stock at a weighted average price of $10.87 per share. The share repurchases were completed under the Company's existing share repurchase program, which was amended in each of December 2019 and April 2021 to allow the repurchase of additional shares, and the Company's Board of Directors has periodically extended the expiration date of the program, most recently to December 31, 2023. As of December 31, 2022, a total of 596,813 shares remained available for repurchase under the program.

Regulatory Capital

During 2022, the Bank continued to maintain capital ratios at higher levels than required to be considered a "well-capitalized" institution under applicable banking regulations. As of December 31, 2022, the Bank's common equity Tier 1 capital and Tier 1 risk-based capital ratios were each 11.07%, its total capital ratio was 12.19%, and its Tier 1 leverage ratio was 9.39%.

Liquidity

As of December 31, 2022, the Company continued to maintain excess funding capacity sufficient to provide adequate liquidity for loan growth, capital expenditures and ongoing operations. The Company benefits from a strong core deposit base, a liquid investment securities portfolio and access to funding from a variety of sources, including federal funds lines, Federal Home Loan Bank advances and brokered deposits.

RESULTS OF OPERATIONS

Net Interest Income

Net interest income is calculated as the difference between interest and fee income generated from earning assets and the interest expense paid on deposits and borrowed funds. Fluctuations in interest rates, as well as volume and mix changes in earning assets and interest-bearing liabilities, can materially impact net interest income. The Company's earning assets consist of loans, taxable and tax-exempt investments, Federal Home Loan Bank stock, federal funds sold by the Bank and interest-bearing deposits in banks. Interest-bearing liabilities consist of interest-bearing demand deposits and savings and time deposits, as well as borrowings.

The following table shows the average balances of each principal category of assets, liabilities and shareholders' equity for the years ended December 31, 2022 and 2021. Additionally, the table provides an analysis of interest revenue or expense associated with each category, along with the accompanying yield or rate percentage. Net interest margin is calculated for each period presented as net interest income divided by average total interest-earning assets.

	Year Ended December 31,					
	2022			2021		
	Average Balance	Interest	Annualized Yield/ Rate %	Average Balance	Interest	Annualized Yield/ Rate %
	(Dollars in Thousands)					
ASSETS						
Interest-earning assets:						
Total loans (Note A)	$ 724,639	$ 38,015	5.25%	$ 685,010	$ 38,229	5.58%
Taxable investment securities	141,283	2,631	1.86%	107,141	1,503	1.40%
Tax-exempt investment securities	2,342	36	1.54%	3,370	60	1.78%
Federal Home Loan Bank stock	1,247	53	4.25%	928	34	3.66%
Federal funds sold	584	22	3.77%	83	—	—
Interest-bearing deposits in banks	38,379	440	1.15%	76,972	95	0.12%
Total interest-earning assets	908,474	41,197	4.53%	873,504	39,921	4.57%
Noninterest-earning assets	65,855			66,782		
Total	$ 974,329			$ 940,286		
LIABILITIES AND SHAREHOLDERS' EQUITY						
Interest-bearing liabilities:						
Demand deposits	$ 246,124	$ 638	0.26%	$ 236,084	$ 553	0.23%
Savings deposits	208,672	1,204	0.58%	193,766	599	0.31%
Time deposits	212,591	1,540	0.72%	226,425	1,517	0.67%
Total interest-bearing deposits	667,387	3,382	0.51%	656,275	2,669	0.41%
Noninterest-bearing demand deposits	182,032	—	—	172,187	—	—
Total deposits	849,419	3,382	0.40%	828,462	2,669	0.32%
Borrowings	30,048	874	2.91%	13,512	281	2.08%
Total funding costs	879,467	4,256	0.48%	841,974	2,950	0.35%
Other noninterest-bearing liabilities	8,977			9,416		
Shareholders' equity	85,885			88,896		
Total	$ 974,329			$ 940,286		
Net interest income (Note B)		$ 36,941			$ 36,971	
Net interest margin			4.07%			4.23%

Note A — For the purpose of these computations, non-accruing loans are included in the average loan amounts outstanding. Non-accruing loans averaged $1.8 million for both years ended December 31, 2022 and 2021.

Note B — Loan fees are included in the interest amounts presented. Loan fees totaled $0.9 million and $1.7 million for 2022 and 2021, respectively.

The following table summarizes the impact of variances in volume and rate of interest-earning assets and interest-bearing liabilities on components of net interest income.

	2022 Compared to 2021 Increase (Decrease) Due to Change In:			2021 Compared to 2020 Increase (Decrease) Due to Change In:		
	Volume	Average Rate	Net	Volume	Average Rate	Net
			(Dollars in Thousands)			
Interest earned on:						
Total loans	$ 2,212	$ (2,426)	$ (214)	$ 6,145	$ (6,167)	$ (22)
Taxable investments	479	649	1,128	143	(401)	(258)
Tax-exempt investments	(18)	(6)	(24)	19	(14)	5
Federal Home Loan Bank stock	12	7	19	(9)	(8)	(17)
Federal funds	0	22	22	(44)	(1)	(45)
Interest-bearing deposits in banks	(48)	393	345	37	(156)	(119)
Total interest-earning assets	2,637	(1,361)	1,276	6,291	(6,747)	(456)
Interest expense on:						
Demand deposits	24	61	85	132	(156)	(24)
Savings deposits	46	559	605	145	(302)	(157)
Time deposits	(93)	116	23	(99)	(1,527)	(1,626)
Other borrowings	344	249	593	45	101	146
Total interest-bearing liabilities	321	985	1,306	223	(1,884)	(1,661)
Increase (decrease) in net interest income	$ 2,316	$ (2,346)	$ (30)	$ 6,068	$ (4,863)	$ 1,205

Note: Changes attributable to the combined effect of volume and interest rates have been allocated proportionately to the changes due to volume and the changes due to interest rates.

Net interest income for the year ended December 31, 2022 decreased by $30 thousand compared to the year ended December 31, 2021. A decrease in net interest income was anticipated by management in 2022 due to the reduction in ALC's higher yielding loans compared to 2021. As a result of the ALC cessation of business strategy, interest and fees on ALC loans decreased by $4.3 million during the year ended December 31, 2022, compared to the year ended December 31, 2021. In addition, due primarily to the rising interest rate environment, combined with long-term debt issued by the Company in the fourth quarter of 2021, the Company's interest expense increased by $1.3 million, comparing 2022 to 2021. However, the year-over-year reduction in interest income on ALC loans, combined with the increase in interest expense, was mostly offset by an increase of $5.6 million in interest and fee income attributable to the Bank's other interest-earning asset categories. Revenue growth in these categories was primarily attributable to growth in average balances of loans, and to a lesser extent, improved yields on the Company's securities investments and cash and cash equivalent balances.

As ALC's loan portfolio continues to pay down, there will be continued reduction in interest and fees attributable to ALC's loans. These reductions are expected to put downward pressure on total loan yield and net interest margin in the future. As a result of the changing mix of loans, combined with increased interest expense, the Company's net interest margin decreased to 4.07% during the year ended December 31, 2022, compared to 4.23% for the year ended December 31, 2021. However, as discussed in the Executive Summary under the section entitled "Update on Strategic Initiatives," while revenue associated with ALC's loans will continue to decrease, management also expects continued reduction in non-interest expense as ALC's operations wind down, as well as reductions in provision for loan losses as ALC's loans continue to decrease.

It is expected that net interest income will continue to be impacted significantly by the interest rate environment. Management's interest rate risk modeling generally indicates that both net interest margin and net interest income would benefit in a rising interest rate environment, specifically with increases up to 200 basis points from December 31, 2022 levels. However, this modeling also indicates that net interest income and margin would decrease in a declining interest rate environment, or in an upward rate environment with increases in excess of 200 basis point from December 31, 2022 levels. The Company's strategy to cease new business development at ALC is expected to reduce average yields on loans in the near term until the ALC portfolio has paid down to nominal levels. Management expects that growth in loan volume with loans of sufficient credit quality will enhance net interest income over time as earning assets are shifted from lower earning cash and federal funds sold balances into loan assets. However, the environment for both loan and deposit generation is highly competitive, particularly in the current rising interest rate environment. Reductions in either loan volume or deposit levels could result in downward pressure on net interest income.

Based on recent statements by Federal Reserve officials, it is expected that the Federal Open Market Committee will continue raising interest rates to address inflationary pressures in the near-term, and, monetary tightening may continue through much of 2023. The level of interest rate increases or decreases is unpredictable and can result in rates rising in an uneven manner that causes unpredictable effects. In addition, higher rates could negatively affect the economy, loan demand and borrowers' financial position.

Provision for Loan and Lease Losses

The provision for loan and lease losses was $3.3 million for the year ended December 31, 2022, compared to $2.0 million for the year ended December 31, 2021. The increase in provision expense in 2022 compared to 2021 reflected both an increase in charge-offs associated with ALC's loan portfolio, as well as qualitative adjustments applied to the portfolio in response to heightened inflationary trends and other economic uncertainties that emerged during the year. In management's view, the combination of the ALC business cessation strategy, coupled with deteriorating economic conditions, including elevated inflation levels, increased overall credit risk in ALC's loan portfolio as of December 31, 2022, compared to December 31, 2021.   Loan loss provisions recorded by the Company in 2022 included expense of $2.0 million associated with ALC's loans and $1.3 million associated with the Bank's portfolio. While loan loss provisioning at ALC resulted primarily from increased charge-offs and heightened economic risk factors, provisions at the Bank resulted primarily from loan growth. The Company's net charge-offs totaled $2.2 million, or 0.30% of average loans, in 2022, compared to $1.2 million, or 0.16% of average loans, in 2021. Of the $2.2 million in net charge-offs in 2022, $1.9 million was associated ALC's loans, while the remaining $0.3 million was associated with the Bank's portfolio. Of the $1.2 million in net charge-offs in 2021, $0.8 million was associated with ALC's loans, while $0.4 million was associated with the Bank's portfolio.

Management believes that the allowance for loan and lease losses as of December 31, 2022, which was calculated under an incurred loss model, was sufficient to absorb losses in the Company's loan portfolio based on circumstances existing as of the balance sheet date. Furthermore, we believe that continued runoff of ALC's direct consumer loans will continue to lead to reduced provisions over time. However, uncertainty continues to exist related to various economic factors, including, but not limited to, the ultimate impact on the Company's borrowers of inflation, elevated interest levels, supply chain disruption, geopolitical activities, and any future impacts of the COVID-19 pandemic. Accordingly, management will continue to monitor circumstances associated with the loan portfolio. Should economic circumstances deteriorate, additional loan loss provisioning may be required.

Due to its classification as a smaller reporting company by the Securities and Exchange Commission, as of December 31, 2022, the Company was not required to adopt, and had not adopted, the Current Expected Credit Loss (CECL) model to account for credit losses. Effective January 1, 2023, the Company adopted the CECL accounting model, and recorded a transition adjustment that increased loan loss reserves by approximately $2.4 million. Of this amount, approximately $0.7 million, or 29%, was associated with ALC's run-off loan portfolio, while approximately $1.7 million, or 71%, was associated with the Bank's loan portfolio. In accordance with CECL transition accounting guidance, the transition adjustment was recorded directly to retained earnings during the first quarter of 2023 and did not impact current period earnings.

Non-Interest Income

Non-interest income represents fees and income derived from sources other than interest-earning assets. The following table presents the major components of non-interest income for the periods indicated:

	Year Ended December 31,			
	2022	2021	$ Change	% Change
	(Dollars in Thousands)			
Service charges and other fees on deposit accounts	$ 1,154	$ 1,069	$ 85	8.0%
Bank-owned life insurance	451	439	12	2.7%
Net (loss) gain on sale and prepayment of investment securities	(83)	22	(105)	NM
Lease income	864	830	34	4.1%
Other income	1,065	1,161	(96)	(8.3)%
Total non-interest income	$ 3,451	$ 3,521	$ (70)	(2.0)%

NM: Not Meaningful

The Company's non-interest income decreased in 2022 compared to 2021 primarily due to nonrecurring net losses on sales of investment securities totaling $83 thousand in 2022, compared to a gain of $22 thousand in 2021. During the fourth quarter of 2022, investment securities with principal balances totaling $8.6 million were sold at a net loss of $83 thousand. The intent of these sales was to effectively prune the investment portfolio and allow for reinvestment in higher earning assets in future periods. In addition to the impact of investment security sales, other income decreased in 2022 compared to 2021 due primarily to reductions in credit insurance revenues associated with FUSB Reinsurance which ceased writing new insurance contracts in 2022.

Certain of the Company's non-interest revenue sources, including gains or losses on the sale of investments and other assets are largely dependent on facts and circumstances at a given point in time, and accordingly, revenues from these sources cannot be forecasted with any certainty. Non-interest revenues earned from service charges and other fees on deposit accounts have generally declined during recent years based on changes in depositor preferences for liquidity, particularly during the COVID-19 pandemic. Management will continue to evaluate opportunities to add new non-interest revenue streams or to grow existing streams; however, significant growth in non-interest income is not expected in the near term.

Non-Interest Expense

Non-interest expense represents expenses incurred from sources other than interest-bearing liabilities. The following table presents the major components of non-interest expense for the periods indicated:

		Year Ended December 31,			
		2022	2021	$ Change	% Change
		(Dollars in Thousands)			
Salaries and employee benefits	$	16,418	$ 19,157	$ (2,739)	(14.3)%
Net occupancy and equipment expense		3,281	4,388	(1,107)	(25.2)%
Computer services		1,639	1,832	(193)	(10.5)%
Insurance expense and assessments		1,250	1,361	(111)	(8.2)%
Fees for professional services		1,060	1,275	(215)	(16.9)%
Postage, stationery and supplies		614	802	(188)	(23.4)%
Telephone/data communication		682	903	(221)	(24.5)%
Other real estate/foreclosure expense, net		(331)	(371)	40	(10.8)%
Other		3,459	3,409	50	1.5%
Total non-interest expense	$	28,072	$ 32,756	$ (4,684)	(14.3)%

Non-interest expense was reduced in 2022, compared to 2021, due primarily to the strategic initiatives executed by the Company beginning in the third quarter of 2021. The initiatives, which included the ALC cessation of business strategy, Bank branch closures and other operational efficiency efforts at the Bank, led to significant reductions in the Company's personnel levels, reduced levels of occupancy and equipment expense, and decreases in various other expense categories.

Salaries and employee benefits expense reductions were achieved through the reduction of employee levels, the most notable of which was realized during the third quarter of 2021 following implementation of the ALC business cessation strategy. Further reductions of employee levels were achieved through the Company's ongoing efficiency efforts. As of December 31, 2022, the Company employed 155 full-time equivalent employees (including 149 at the Bank and six at ALC), compared to 175 as of December 31, 2021, and 259 as of June 30, 2021 (the quarter-end date immediately prior to execution of the strategic initiatives).

The reduction in occupancy and equipment expense resulted primarily from the termination of the majority of ALC's lease contracts following cessation of business at its branches, as well as the closure of four bank branches in the third quarter of 2021. As of December 31, 2022, all previously existing ALC leases had been terminated except for the ongoing lease of ALC's headquarters office that continues to house the remaining ALC staff. During the year ended December 31, 2022, non-interest expense was also reduced by one-time net gains on the sale of OREO that totaled $0.4 million. The gains were primarily generated by the sale of the Bank's closed branch assets.

Due to the strategic initiatives, additional expense reductions were also realized related to telephone/data communications, computer services, professional services, postage and supplies and various other expense categories, comparing the year ended December 31, 2022 to the year ended December 31, 2021.

Both years presented included certain one-time restructuring charges associated with the ALC cessation of business strategy. These charges included expenses associated with employee severances, termination of leases and technology contracts, fixed asset valuation adjustments, and miscellaneous other expenses. The restructuring charges totaled $0.2 million during the year ended December 31, 2022, compared to $0.9 million during the year ended December 31, 2021. As of December 31, 2022, the majority of estimated restructuring charges associated with the ALC strategy have been incurred. The strategic initiatives are expected to continue to reduce the Company's expense structure in the near term, although the reductions may be offset by inflationary pressures affecting the Company's ongoing operations. One of management's primary focuses continues to be business simplification and process improvements in an effort to continue improving the Company's overall efficiency levels.

Provision for Income Taxes

The provision for income taxes was $2.1 million and $1.3 million for the years ended December 31, 2022 and 2021, respectively. The Company's effective tax rate was 23.8% and 22.3%, respectively, for the same periods.

The effective tax rate is impacted by recurring items, such as changes in tax-exempt interest income earned from bank-qualified municipal bonds and loans and the cash surrender value of bank-owned life insurance. Management makes decisions about whether to invest in tax-exempt instruments on a case-by-case basis after considering a number of factors, including investment return, credit quality and the consistency of such investments with the Company's overall strategy. The Company's effective tax rate is expected to fluctuate commensurate with the level of these investments as compared to total pre-tax income.

BALANCE SHEET ANALYSIS

Investment Securities

The investment securities portfolio is used by management to provide liquidity, to generate interest income and for use as collateral for public deposits and wholesale funding. Risk and return can be adjusted by altering the duration, composition and/or balance of the portfolio. The expected average life of securities in the investment portfolio was 3.5 years and 3.7 years as of December 31, 2022 and 2021, respectively.

Available-for-sale securities are recorded at estimated fair value, with unrealized gains or losses recognized, net of taxes, in accumulated other comprehensive income or loss, a separate component of shareholders' equity. As of December 31, 2022, available-for-sale securities totaled $130.8 million, or 98.6% of the total investment portfolio, compared to $130.9 million, or 97.4% of the total investment portfolio, as of December 31, 2021. Available-for-sale securities consisted of residential and commercial mortgage-backed securities, U.S. Treasury securities, corporate bonds and obligations of state and political subdivisions.

Held-to-maturity securities are recorded at amortized cost and represent securities that the Company both intends and has the ability to hold to maturity. As of December 31, 2022, held-to-maturity securities totaled $1.9 million, or 1.4% of the total investment portfolio, compared to $3.4 million, or 2.6% of the total investment portfolio, as of December 31, 2021. Held-to-maturity securities consisted of commercial mortgage-backed securities, obligations of U.S. government-sponsored agencies and obligations of states and political subdivisions.

Investment Securities Maturity Schedule

The following tables summarize the carrying values and weighted average yield of the available-for-sale and held-to-maturity securities portfolios as of December 31, 2022, according to contractual maturity. Available-for-sale securities are stated at fair value. Held-to-maturity securities are stated at amortized cost. The calculations of the weighted average yields for each maturity category are based upon yield weighted by the respective costs of the securities.

	Available-for-Sale Stated Maturity as of December 31, 2022							
	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
				(Dollars in Thousands)				
Investment securities available-for-sale:								
Mortgage-backed securities:								
Residential	$ 6	3.42%	$ 5,639	2.35%	$ 37,356	1.81%	$ 5,227	1.85%
Commercial	6	7.17%	2,510	1.81%	3,211	1.92%	5,967	4.81%
Obligations of states and political subdivisions	500	3.25%	512	1.09%	—	—	1,060	1.09%
Corporate notes	—	—	—	—	15,920	3.48%	—	—
U.S. Treasury securities	—	—	48,497	1.58%	4,384	1.44%	—	—
Total	$ 512	3.29%	$ 57,158	1.66%	$ 60,871	2.22%	$ 12,254	3.23%
Total securities with stated maturity							$ 130,795	1.91%

	Held-to-Maturity Stated Maturity as of December 31, 2022							
	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in Thousands)							
Investment securities held-to-maturity:								
Mortgage-backed securities:								
Residential	$ —	—	$ —	—	$ 610	2.29%	$ —	—
Commercial	—	—	—	—	997	2.25%	170	1.86%
Obligations of states and political subdivisions	—	—	—	—	—	0.00%	85	3.05%
Total	$ —	—	$ —	—	$ 1,607	2.26%	$ 255	2.26%
Total securities with stated maturity							$ 1,862	2.26%

Condensed Portfolio Maturity Schedule

Maturity Summary as of December 31, 2022	Dollar Amount	Portfolio Percentage
	(Dollars in Thousands)	
Maturing in three months or less	$ 500	0.4%
Maturing after three months to one year	12	0.0%
Maturing after one year to three years	35,129	26.5%
Maturing after three years to five years	22,030	16.6%
Maturing after five years to fifteen years	62,478	47.1%
Maturing in more than fifteen years	12,508	9.4%
Total	$ 132,657	100.0%

Loans and Allowance for Loan Losses

The tables below summarize loan balances by portfolio category at the end of each of the most recent five years as of December 31, 2022:

	Year Ended December 31,				
	2022	2021	2020	2019	2018
	(Dollars in Thousands)				
Real estate loans:					
Construction, land development and other land loans	$ 54,396	$ 67,048	$ 37,282	$ 30,820	$ 42,648
Secured by 1-4 family residential properties	88,426	72,727	88,856	104,537	110,756
Secured by multi-family residential properties	67,917	46,000	54,326	50,910	23,009
Secured by non-farm, non-residential properties	199,965	197,901	184,528	162,981	156,162
Commercial and industrial loans	73,561	73,947	81,735	90,957	85,779
Consumer loans:					
Direct consumer	10,053	21,689	29,788	38,040	38,583
Branch retail	14,237	25,692	32,094	32,305	28,324
Indirect	266,567	205,940	141,514	45,503	40,609
Total loans	$ 775,122	$ 710,944	$ 650,123	$ 556,053	$ 525,870
Less unearned interest, fees and deferred cost	1,249	2,594	4,279	5,048	5,948
Allowance for loan losses	9,422	8,320	7,470	5,762	5,055
Net loans	$ 764,451	$ 700,030	$ 638,374	$ 545,243	$ 514,867

The tables below summarize changes in the allowance for loan and lease losses for each of the most recent five years as of December 31, 2022:

| | Year Ended December 31, | | | | |
	2022	2021	2020	2019	2018
	(Dollars in Thousands)				
Balance at beginning of period	$ 8,320	$ 7,470	$ 5,762	$ 5,055	$ 4,774
Charge-offs:					
Real estate loans:					
Construction, land development and other loan loans	—	(23)	—	—	—
Secured by 1-4 family residential properties	(40)	(12)	(61)	(101)	(101)
Secured by multi-family residential properties	—	—	—	—	—
Secured by non-farm, non-residential properties	—	—	—	—	—
Commercial and industrial loans	—	(6)	—	—	(3)
Consumer loans:					
Direct consumer	(1,958)	(1,230)	(1,621)	(2,000)	(2,482)
Branch retail	(633)	(377)	(374)	(425)	(415)
Indirect	(382)	(483)	(152)	(301)	(116)
Total charge-offs	(3,013)	(2,131)	(2,208)	(2,827)	(3,117)
Recoveries	807	971	971	820	776
Net charge-offs	(2,206)	(1,160)	(1,237)	(2,007)	(2,341)
Provision for loan and lease losses	3,308	2,010	2,945	2,714	2,622
Ending balance	$ 9,422	$ 8,320	$ 7,470	$ 5,762	$ 5,055
Ending balance as a percentage of loans	1.22%	1.17%	1.16%	1.05%	0.97%
Net charge-offs as a percentage of average loans	0.30%	0.16%	0.21%	0.38%	0.57%

Nonperforming Assets

Nonperforming assets at the end of the five most recent years as of December 31, 2022 were as follows:

| | Year Ended December 31, | | | | |
	2022	2021	2020	2019	2018
	(Dollars in Thousands)				
Non-accrual loans	$ 1,651	$ 2,008	$ 3,086	$ 3,723	$ 2,759
Other real estate owned	686	2,149	949	1,078	1,505
Total	$ 2,337	$ 4,157	$ 4,035	$ 4,801	$ 4,264
Nonperforming assets as a percentage of loans and other real estate	0.30%	0.59%	0.62%	0.87%	0.82%
Nonperforming assets as a percentage of total assets	0.24%	0.43%	0.45%	0.61%	0.54%

Summarized below is information concerning income on those loans with deferred interest or principal payments resulting from deterioration in the financial condition of the borrower.

| | December 31, | |
	2022	2021
	(Dollars in Thousands)	
Total loans accounted for on a non-accrual basis	$ 1,651	$ 2,008
Interest income that would have been recorded under original terms	60	52
Interest income reported and recorded during the year	29	30

Allocation of Allowance for Loan and Lease Losses

While no portion of the allowance is in any way restricted to any individual loan or group of loans and the entire allowance is available to absorb losses from any and all loans, the following table shows an allocation of the allowance for loan and lease losses as of the end of the five years indicated.

	2022		2021		2020		2019		2018	
	Allocation Allowance	% Loans in Each Category	Allocation Allowance	% Loans in Each Category	Allocation Allowance	% Loans in Each Category	Allocation Allowance	% Loans in Each Category	Allocation Allowance	% Loans in Each Category
					(Dollars in Thousands)					
Real estate loans:										
Construction, land development and other land loans	$ 517	7.0%	$ 628	9.4%	$ 393	5.7%	$ 197	5.5%	$ 241	8.1%
Secured by 1-4 family residential properties	832	11.4%	690	10.2%	639	13.7%	466	18.8%	346	21.1%
Secured by multi-family residential properties	646	8.8%	437	6.5%	577	8.4%	422	9.2%	128	4.4%
Secured by non-farm, non-residential properties	1,970	25.8%	1,958	27.8%	1,566	28.4%	964	29.3%	831	29.7%
Commercial and industrial loans	919	9.5%	860	10.4%	1,008	12.5%	1,377	16.4%	1,138	16.3%
Consumer loans:										
Director consumer	866	1.3%	1,004	3.1%	1,202	4.6%	1,625	6.8%	1,799	7.3%
Branch retail	518	1.8%	304	3.6%	373	4.9%	395	5.8%	427	5.4%
Indirect	3,154	34.4%	2,439	29.0%	1,712	21.8%	316	8.2%	145	7.7%
Total	$ 9,422	100.0%	$ 8,320	100.0%	$ 7,470	100.0%	$ 5,762	100.0%	$ 5,055	100.0%

Summary of Loan Loss Experience

The following table summarizes the Company's loan loss experience for each of the two years indicated.

	2022	2021
	(Dollars in Thousands)	
Balance of allowance for loan and lease losses at beginning of period	$ 8,320	$ 7,470
Charge-offs:		
Real estate loans:		
Construction, land development and other land loans	—	(23)
Secured by 1-4 family residential properties	(40)	(12)
Secured by multi-family residential properties	—	—
Secured by non-farm, non-residential properties	—	—
Commercial and industrial loans	—	(6)
Consumer loans:		
Direct consumer	(1,958)	(1,230)
Branch retail	(633)	(377)
Indirect	(382)	(483)
Total charge-offs	(3,013)	(2,131)
Recoveries:		
Real estate loans:		
Construction, land development and other land loans	2	22
Secured by 1-4 family residential properties	39	14
Secured by multi-family residential properties	—	—
Secured by non-farm, non-residential properties	5	5
Commercial and industrial loans	—	21
Consumer loans:		
Direct consumer	565	626
Branch retail	151	215
Indirect	45	68
Total recoveries	807	971
Net charge-offs	(2,206)	(1,160)
Provision for loan and lease losses	3,308	2,010
Balance of allowance for loan and lease losses at end of period	$ 9,422	$ 8,320
Ratio of net charge-offs during period to average loans outstanding	0.30%	0.16%

Deposits

Total deposits increased by 3.8% to $870.0 million as of December 31, 2022, from $838.1 million as of December 31, 2021. Core deposits, which exclude time deposits of $250 thousand or more, provide a relatively stable funding source that supports earning assets. Core deposits totaled $778.1 million, or 89.4% of total deposits, as of December 31, 2022, compared to $775.1 million, or 92.5% of total deposits, as of December 31, 2021.

Deposits, in particular core deposits, have historically been the Company's primary source of funding and have enabled the Company to successfully meet both short-term and long-term liquidity needs. Management anticipates that such deposits will continue to be the Company's primary source of funding in the future. We will continue to monitor deposit levels closely to help ensure an adequate level of funding for the Company's activities. However, various economic and competitive factors could affect this funding source in the future, including increased competition from other financial institutions in deposit gathering, national and local economic conditions and interest rate policies adopted by the Federal Reserve and other central banks.

Average Daily Amount of Deposits and Rates

The average daily amount of deposits and rates paid on such deposits are summarized for the periods indicated in the following table:

	2022		2021	
	Average Amount	Rate	Average Amount	Rate
	(Dollars in Thousands)			
Non-interest-bearing demand deposit accounts	$ 182,032	—	$ 172,187	—
Interest-bearing demand deposit accounts	246,124	0.26%	236,084	0.23%
Savings deposits	208,672	0.58%	193,766	0.31%
Time deposits	212,591	0.72%	226,425	0.67%
Total deposits	$ 849,419	0.40%	$ 828,462	0.32%
Total interest-bearing deposits	$ 667,387	0.51%	$ 656,275	0.41%

As of December 31, 2022 and 2021, uninsured demand and savings deposits (deposits in excess of $250 thousand, which is the maximum amount for federal deposit insurance) totaled $148.3 million and $156.9 million, respectively. Maturities of time deposits of greater than $250 thousand outstanding as of December 31, 2022 and 2021 are summarized as follows:

Maturities	December 31,	
	2022	2021
	(Dollars in Thousands)	
Three months or less	$ 22,024	$ 13,340
Over three through six months	1,976	6,794
Over six through twelve months	16,553	6,291
Over twelve months	52,244	36,576
Total	$ 92,797	$ 63,001

Maturities of time certificates of deposit of greater than $100 thousand and less than $250 thousand outstanding as of December 31, 2022 and 2021 are summarized as follows:

Maturities	December 31,	
	2022	2021
	(Dollars in Thousands)	
Three months or less	$ 7,971	$ 13,951
Over three through six months	5,968	9,993
Over six through twelve months	8,834	17,240
Over twelve months	45,156	13,944
Total	$ 67,929	$ 55,128

Other Interest-Bearing Liabilities

Other interest-bearing liabilities consist of federal funds purchased, securities sold under agreements to repurchase, FHLB advances and subordinated debt. These liabilities continue to be utilized by the Company as alternative sources of funds. As of December 31, 2022, these liabilities represented 4.2% of interest-bearing liabilities, compared to 3.0% as of December 31, 2021.

	Short-Term Borrowings (Maturity Less Than One Year)		Long-Term Borrowings (Maturity One Year or Greater)	
	(Dollars in Thousands)			
Other interest-bearing liabilities outstanding at year-end:				
2022	$	20,038	$	10,726
2021	$	10,046	$	—
Weighted average interest rate at year-end:				
2022		4.40%		4.20%
2021		0.18%		4.20%
Maximum amount outstanding at any month end:				
2022	$	48,095	$	10,726
2021	$	10,046	$	10,653
Average amount outstanding during the year:				
2022	$	19,293	$	10,689
2021	$	10,028	$	2,682
Weighted average interest rate during the year:				
2022		2.44%		4.20%
2021		0.17%		4.20%

Shareholders' Equity

The Company has historically placed significant emphasis on maintaining its strong capital base and continues to do so. As of December 31, 2022, shareholders' equity totaled $85.1 million, or 8.6% of total assets, compared to $90.1 million, or 9.4% of total assets, as of December 31, 2021. The decrease in shareholders' equity during 2022 was due primarily to an increase in accumulated other comprehensive loss associated with unrealized losses on available-for-sale investment securities, as well as the repurchase of common shares by the Company in accordance with its established share repurchase program.

The increase in unrealized losses within the securities portfolio resulted from significant increases in interest rates during 2022 which reduced the fair value of securities. The reductions in security valuations were partially offset by increases in the fair value of cash flow hedges during the year. Changes in both the fair value of the available-for-sales investment securities portfolio and changes in the fair value of cash flow hedges are recorded (net of tax) in accumulated other comprehensive income (loss). The total impact of these fair value adjustments was to increase the Company's accumulated net loss by $7.0 million (net of tax), comparing December 31, 2022 to December 31, 2021.

During the year ended December 31, 2022 the Company completed repurchases of 412,400 shares of its common stock at a weighted average price of $10.87 per share, or $4.5 million in aggregate. The repurchased shares were allocated to treasury stock under the Company's existing share repurchase program that was amended by the Board of Directors in each of December 2019 and April 2021 to allow the repurchase of additional shares. The Board has periodically extended the expiration date of the share repurchase program, most recently to December 31, 2023. Share repurchases under the program may be made through open market and privately negotiated transactions at times and in such amounts as management deems appropriate, subject to applicable regulatory requirements. The repurchase program does not obligate the Company to acquire any particular number of shares and may be suspended at any time at the Company's discretion. As of December 31, 2022, 596,813 shares remained available for repurchase under the program.

The reductions to shareholders' equity as a result of changes in accumulated other comprehensive loss and share repurchases were partially offset by the Company's net income for the year ended December 31, 2022, less dividends paid to shareholders. Commensurate with the growth in net income in 2022, the Company increased its quarterly cash dividend in the fourth quarter of 2022 by $0.02 per share. For the year ended December 31, 2022, the Company declared total dividends of $0.14 per share, compared to $0.12 per share for the year ended December 31, 2021.

Shareholders' equity is also impacted by share-based awards granted to the Company's employees or non-employee directors. Share-based awards granted to date are governed under the Company's 2013 Incentive Plan. The Company recognizes the cost of services received in exchange for share-based awards based on the grant date fair value of the award, with compensation expense recognized over the awards vesting period. In addition, non-employee directors may elect to defer payment of all or any portion of their director fees under the Company's Non-Employee Deferred Compensation Plan (the "Deferral Plan"). The Deferral Plan permits non-employee directors to invest their directors' fees and to receive the adjusted value of the deferred amounts in cash or shares of the Company's common stock. All deferred fees, whether in the form of cash or shares of common stock, are reflected as compensation expense in the period in which service is rendered by the non-employee director. As of December 31, 2022 and 2021, a total of 114,190 and 117,825 shares of stock, respectively, were deferred in connection with the Deferral Plan. The Company classifies all share-based awards and deferred directors' fees allocated to be paid in shares of stock as additional paid-in capital. The Company may use issued shares or shares of treasury stock to satisfy these obligations when due.

Liquidity and Capital Resources

The asset portion of the balance sheet provides liquidity primarily from the following sources: (1) excess cash and interest-bearing deposits in banks, (2) federal funds sold, (3) principal payments and maturities of loans and (4) principal payments and maturities from the investment portfolio. Loans maturing or repricing in one year or less amounted to $212.5 million as of December 31, 2022 and $102.4 million as of December 31, 2021. Investment securities forecasted to mature or reprice in one year or less were estimated to be $7.1 million and $9.5 million of the investment portfolio as of December 31, 2022 and 2021, respectively.

Although some securities in the investment portfolio have legal final maturities exceeding 10 years, a substantial percentage of the portfolio provides monthly principal and interest payments and consists of securities that are readily marketable and easily convertible into cash on short notice. As of December 31, 2022, the investment securities portfolio had an estimated average life of 3.5 years. However, management does not rely solely upon the investment portfolio to generate cash flows to fund loans, capital expenditures, dividends, debt repayment and other cash requirements. These activities are also funded by cash flows from loan payments, as well as increases in deposits and short-term borrowings.

The liability portion of the balance sheet provides liquidity through interest-bearing and non-interest-bearing deposit accounts, which represent the Company's primary sources of funds. In addition, federal funds purchased, FHLB advances, securities sold under agreements to repurchase and short-term and long-term borrowings are additional sources of available liquidity. Liquidity management involves the continual monitoring of the sources and uses of funds to maintain an acceptable cash position. Long-term liquidity management focuses on considerations related to the total balance sheet structure. The Bank manages the pricing of its deposits to maintain a desired deposit balance.

As of December 31, 2022 and 2021, the Company had $20.0 million and $10.0 million, respectively, in outstanding short-term borrowings under FHLB advances. In addition, on October 1, 2021, the Company completed a private placement of $11.0 million in aggregate principal amount of fixed-to-floating rate subordinated notes that will mature on October 1, 2031. Net of unamortized debt issuance costs, the subordinated notes were recorded as long-term borrowings totaling $10.7 million as of both December 31, 2022 and 2021.

The Company had up to $246.8 million and $237.0 million in remaining unused credit from the FHLB (subject to available collateral) as of December 31, 2022 and 2021, respectively. In addition, the Company had $45.0 million and $46.0 million in unused established federal funds lines as of December 31, 2022 and 2021, respectively. The Company believes that these potential funding sources will continue to be available.

Management believes that the Company has adequate sources of liquidity to cover its contractual obligations and commitments over the next twelve months.

Regulatory Capital

The Bank is subject to the revised capital requirements as described in the section captioned "Supervision and Regulation – Capital Adequacy" included in Part I, Item I of this report. Under these requirements, the Bank is subject to minimum risk-based capital and leverage capital requirements, which are administered by the federal banking regulatory agencies. These capital requirements, as defined by federal regulations, involve quantitative and qualitative measures of assets, liabilities and certain off-balance sheet instruments. Failure to meet minimum capital requirements can result in mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements of Bancshares and the Bank, and could impact Bancshares' ability to pay dividends. As of both December 31, 2022 and 2021, the Bank exceeded all applicable minimum capital standards, and met applicable regulatory guidelines to be considered well-capitalized. No significant conditions or events have occurred since December 31, 2022 that management believes would affect the Bank's classification as well-capitalized for regulatory purposes.

Refer to the section captioned "Regulatory Capital" included in Note 15, "Shareholders' Equity," in the Notes to the consolidated financial statements for an illustration of the Bank's actual regulatory capital amounts and ratios under regulatory capital standards in effect as of December 31, 2022 and December 31, 2021. Additionally, refer to the section captioned "Dividend Restrictions" included in Note 15 for a discussion regarding restrictions that could materially influence the Bank's, and therefore Bancshares', ability to pay dividends.

Asset/Liability Management

Market risk reflects the potential risk of loss arising from adverse changes in interest rates and market prices. The Company has risk management policies and procedures in place to monitor and limit exposure to market risk. The Company's primary market risk is interest rate risk created by core banking activities. Interest rate risk is the potential variability of the Company's income that results from changes in various market interest rates. The Bank's Asset/Liability Committee routinely reassesses the Company's strategies to manage interest rate risk in accordance with policies established by the Company's Board of Directors. A key objective of the asset/liability management program is to quantify, monitor and manage interest rate risk and to assist management in maintaining stability in net interest margin under varying interest rate environments.

As part of interest rate risk management, the Company may use derivative instruments in accordance with policies established by the Board of Directors. Derivative instruments may include the use of interest rate swaps, caps and floors. In an effort to dampen the Company's risk exposure to downward interest rates, during 2022 and subsequent to December 31, 2022, the Company terminated certain pay fixed interest rate swaps. During the second quarter of 2022, the Company terminated one interest rate swap and recorded a deferred gain of $0.3 million. The deferred gain is being accreted to net interest income over the remaining life of the original term of the swap. As of December 31, 2022, the Bank held four forward interest rate swap contracts. The interest rate swap contracts, which were designated as either cash flow hedges or fair value hedges, were intended to mitigate risk associated with rising interest rates by converting floating interest rate payments to a fixed rate or by converting a pool of fixed rate loans to a variable rate. Subsequent to December 31, 2022, the Company terminated all four interest rate swap contracts that were in place as of December 31, 2022 and recorded deferred gains totaling $2.2 million. The deferred gains will be accreted to net interest income over the remaining life of the original term of each swap. See Note 17, "Derivative Financial Instruments," in the consolidated financial statements for additional information related to these derivative instruments.

Contractual Obligations

The Company has contractual obligations to make future payments under debt and lease agreements. Long-term debt and operating lease obligations are reflected on the consolidated balance sheets. The Company has not entered into any unconditional purchase obligations or other long-term obligations, other than as included below. These types of obligations are further discussed in Note 10, "Borrowings," and Note 16, "Leases," in the Notes to consolidated financial statements.

Many of the Bank's lending relationships, including those with commercial and consumer customers, contain both funded and unfunded elements. The unfunded component of these commitments is not recorded in the consolidated balance sheets. These commitments are further discussed in Note 20, "Guarantees, Commitments and Contingencies," in the consolidated financial statements.

The following table summarizes the Company's contractual obligations as of December 31, 2022:

Contractual Obligations	Total	Payment Due by Period			
		Less than One Year	One to Three Years	Three to Five Years	More than Five Years
		(Dollars in Thousands)			
Time deposits	$ 252,712	$ 115,494	$ 119,680	$ 17,439	$ 99
Commitments to extend credit	186,169	186,169	—	—	—
Subordinated notes [1]	12,540	385	770	385	11,000
FHLB advances	20,000	20,000	—	—	—
Operating leases	2,146	432	777	699	238
Standby letters of credit	556	556	—	—	—
Total	$ 474,123	$ 323,036	$ 121,227	$ 18,523	$ 11,337

(1) Contractual obligations for the subordinated notes include the contractual fixed interest payments during the first five years of the note, as well as the final principal payment at the end of the 10-year term of the note. The note is callable by the Company after the first five years. If not called, the interest rate becomes variable. Since interest payments under a variable rate cannot be forecasted with certainty, contractual interest during the variable period is not included in the table above.

Off-Balance Sheet Obligations

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on its consolidated financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources other than as described in Note 16 "Leases," Note 17 "Derivative Financial Instruments" and Note 20 "Guarantees, Commitments and Contingencies" in the consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Market/Interest Rate Risk Management

The primary purpose of managing interest rate risk is to invest capital effectively and preserve the value created by our core banking business. This is accomplished through the development and implementation of lending, funding, pricing and hedging strategies designed to maximize net interest income performance under varying interest rate environments, subject to liquidity and interest rate risk guidelines. Effective interest rate sensitivity management ensures that both assets and liabilities respond to changes in interest rates within an acceptable timeframe, thereby minimizing the effect of such interest rate movements on short- and long-term net interest margin and net interest income.

Financial simulation models are the primary tools used by the Company's Asset/Liability Committee to measure interest rate exposure. Using a wide range of scenarios, management is provided with extensive information on the potential impact on net interest income caused by changes in interest rates. In these simulations, assumptions are made about the direction and volatility of interest rates, the slope of the yield curve and the changing composition of the Company's balance sheet resulting from both strategic plans and customer behavior. Simulation models also incorporate management's assumptions regarding such factors as loan and deposit growth, pricing, prepayment speeds and spreads between interest rates paid on deposits and charged on loans.

Assessing Short-Term Interest Rate Risk – Net Interest Margin Simulation

On a periodic basis, management simulates how changes in short- and long-term interest rates will impact future profitability, as reflected by changes in the Bank's net interest margin and net interest income. The tables below depict how, as of December 31, 2022, pre-tax net interest margin and net interest income are forecasted to change over timeframes of six months, one year, two years and five years under the 8 listed interest rate scenarios. The interest rate scenarios contemplate immediate and parallel shifts in short- and long-term interest rates.

Average Change in Net Interest Margin from Level Interest Rate Forecast (basis points, pre-tax):

	6 Months	1 Year	2 Years	5 Years
+1%	5	6	8	15
+2%	1	3	7	23
+3%	(12)	(10)	(4)	21
+4%	(23)	(21)	(13)	21
-1%	(10)	(11)	(13)	(20)
-2%	(24)	(27)	(33)	(48)
-3%	(42)	(47)	(55)	(75)
-4%	(58)	(65)	(76)	(101)

Cumulative Change in Net Interest Income from Level Interest Rate Forecast (dollars in thousands, pre-tax):

	6 Months	1 Year	2 Years	5 Years
+1%	$ 265	$ 603	$ 1,634	$ 7,731
+2%	68	268	1,434	11,718
+3%	(598)	(1,030)	(758)	10,445
+4%	(1,160)	(2,114)	(2,525)	10,497
-1%	(512)	(1,125)	(2,691)	(10,266)
-2%	(1,220)	(2,747)	(6,633)	(24,171)
-3%	(2,094)	(4,670)	(11,008)	(37,846)
-4%	(2,920)	(6,530)	(15,319)	(50,614)

Item 8. Financial Statements and Supplementary Data.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company (as defined in Rule 13a-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of our management and directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on its assessment and those criteria, management has concluded that we maintained effective internal control over financial reporting as of December 31, 2022.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Our internal control over financial reporting is not subject to attestation by our registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit us, as a non-accelerated filer, to provide only management's report on internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
First US Bancshares, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of First US Bancshares, Inc. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive (loss) income, changes in shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Loan and Lease Losses

As described in Notes 2 and 5 to the consolidated financial statements, the Company's allowance for loan and lease losses ("allowance") reflects the Company's estimation of probable incurred losses in its loan portfolio. The allowance was $9,422,000 on loans of $775 million as of December 31, 2022 and consisted of two components: the allowance for loans individually evaluated for impairment ("specific reserve"), and the allowance for loans collectively evaluated for impairment ("general reserve").

The general reserve is based on the Company's recent loss experience, adjusted for qualitative factors. The qualitative factors include consideration of the following: the nature of the loan portfolio, credit concentrations, trends in historical loss experience, current economic conditions and trends, current asset quality trends, and other risks inherent in the portfolio. As disclosed by management, the estimation of the allowance is inherently subjective and involves complex judgment. The use of different assumptions in developing and applying the qualitative factors could result in a materially different amount for the allowance.

We have determined that the allowance is a critical audit matter. The principal considerations for our determination of the allowance as a critical audit matter is the subjectivity of the assumptions that management utilized in developing and applying the qualitative factors in the allowance model. Therefore, especially subjective auditor judgment was involved in selecting and conducting audit procedures to evaluate management's determination and application of the qualitative factors.

The primary procedures we performed to address this critical audit matter included substantively testing management's process, including evaluating the judgments and assumptions used, for developing and applying the qualitative factors, which included:

- Evaluation of the completeness and accuracy of data inputs used as a basis for the qualitative factors.

- Evaluation of the reasonableness of management's judgments related to the qualitative and quantitative assessment of the data used in the determination of the qualitative factors and the resulting allocation to the allowance.

- Evaluating the qualitative factors year over year for directional consistency, testing for reasonableness, and obtaining evidence for significant changes.

- Testing the mathematical accuracy of the allowance calculation, including the application of the qualitative factors.

Carr, Riggs & Ingram, L.L.C

Carr, Riggs & Ingram, LLC

We have served as the Company's auditor since 2008.

Atlanta, Georgia
March 10, 2023

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Share and Per Share Data)

	December 31, 2022	December 31, 2021
ASSETS		
Cash and due from banks	$ 11,844	$ 10,843
Interest-bearing deposits in banks	18,308	50,401
Total cash and cash equivalents	30,152	61,244
Federal funds sold	1,768	82
Investment securities available-for-sale, at fair value	130,795	130,883
Investment securities held-to-maturity, at amortized cost	1,862	3,436
Federal Home Loan Bank stock, at cost	1,359	870
Loans, net of allowance for loan and lease losses of $9,422 and $8,320, respectively	764,451	700,030
Premises and equipment, net of accumulated depreciation of $21,623 and $21,916, respectively	24,439	25,123
Cash surrender value of bank-owned life insurance	16,399	16,141
Accrued interest receivable	3,011	2,556
Goodwill and core deposit intangible, net	7,801	8,069
Other real estate owned	686	2,149
Other assets	11,944	7,719
Total assets	$ 994,667	$ 958,302
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Non-interest-bearing	$ 169,822	$ 174,501
Interest-bearing	700,203	663,625
Total deposits	870,025	838,126
Accrued interest expense	607	224
Other liabilities	8,136	9,189
Short-term borrowings	20,038	10,046
Long-term borrowings	10,726	10,653
Total liabilities	909,532	868,238
Shareholders' equity:		
Common stock, par value $0.01 per share, 10,000,000 shares authorized; 7,680,856 and 7,634,918 shares issued, respectively; 5,812,258 and 6,172,378 shares outstanding, respectively	75	75
Additional paid-in capital	14,510	14,163
Accumulated other comprehensive loss, net of tax	(7,241)	(276)
Retained earnings	104,460	98,428
Less treasury stock: 1,868,598 and 1,462,540 shares at cost, respectively	(26,669)	(22,326)
Total shareholders' equity	85,135	90,064
Total liabilities and shareholders' equity	$ 994,667	$ 958,302

The accompanying notes are an integral part of these consolidated statements.

FIRST US BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in Thousands, Except Per Share Data)

| | Year Ended December 31, | |
	2022	2021
Interest income:		
Interest and fees on loans	$ 38,015	$ 38,229
Interest on investment securities	3,182	1,692
Total interest income	41,197	39,921
Interest expense:		
Interest on deposits	3,382	2,669
Interest on borrowings	874	281
Total interest expense	4,256	2,950
Net interest income	36,941	36,971
Provision for loan and lease losses	3,308	2,010
Net interest income after provision for loan and lease losses	33,633	34,961
Non-interest income:		
Service and other charges on deposit accounts	1,154	1,069
Net (loss) gain on sales and prepayments of investment securities	(83)	22
Lease income	864	830
Other income, net	1,516	1,600
Total non-interest income	3,451	3,521
Non-interest expense:		
Salaries and employee benefits	16,418	19,157
Net occupancy and equipment	3,281	4,388
Computer services	1,639	1,832
Fees for professional services	1,060	1,275
Other expense	5,674	6,104
Total non-interest expense	28,072	32,756
Income before income taxes	9,012	5,726
Provision for income taxes	2,148	1,275
Net income	$ 6,864	$ 4,451
Basic net income per share	$ 1.13	$ 0.70
Diluted net income per share	$ 1.06	$ 0.66
Dividends per share	$ 0.14	$ 0.12

The accompanying notes are an integral part of these consolidated statements.

FIRST US BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Dollars in Thousands)

	Year Ended December 31,	
	2022	**2021**
Net income	$ 6,864	$ 4,451
Other comprehensive loss:		
Unrealized holding losses on securities available-for-sale arising during the year, net of tax benefit of $2,844 and $369, respectively	(8,534)	(1,106)
Reclassification adjustment for net losses (gains) on securities available-for-sale realized in net income, net of tax expense (benefit) of $21 and $(6), respectively	62	(16)
Unrealized holding gains on effective cash flow hedge derivatives arising during the year, net of tax expense of $480 and $298, respectively	1,437	898
Reclassification adjustment for net gains on cash flow hedge derivatives realized in net income, net of tax expense of $25 and $0, respectively	70	—
Other comprehensive loss	(6,965)	(224)
Total comprehensive (loss) income	$ (101)	$ 4,227

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In Thousands, Except Share and Per Share Data)

	Common Stock Shares Outstanding	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock, at Cost	Total Shareholders' Equity
Balance, December 31, 2020	6,176,556	$ 75	$ 13,786	$ (52)	$ 94,722	$ (21,853)	86,678
Net income	—	—	—	—	4,451	—	4,451
Net change in fair value of securities available-for-sale, net of tax	—	—	—	(1,122)	—	—	(1,122)
Net change in fair value of derivative instruments, net of tax	—	—	—	898	—	—	898
Dividends declared: $.12 per share	—	—	—	—	(745)	—	(745)
Impact of stock-based compensation plans, net	37,722	—	436	—	—	(7)	429
Reissuance of treasury stock as compensation	3,848	—	(59)	—	—	59	—
Treasury stock repurchases	(45,748)	—	—	—	—	(525)	(525)
Balance, December 31, 2021	6,172,378	$ 75	$ 14,163	$ (276)	$ 98,428	$ (22,326)	$ 90,064
Net income	—	—	—	—	6,864	—	6,864
Net change in fair value of securities available-for-sale, net of tax	—	—	—	(8,472)	—	—	(8,472)
Net change in fair value of derivative instruments, net of tax	—	—	—	1,507	—	—	1,507
Dividends declared: $.14 per share	—	—	—	—	(832)	—	(832)
Impact of stock-based compensation plans, net	43,096	—	485	—	—	—	485
Reissuance of treasury stock as compensation	9,184	—	(138)	—	—	138	—
Treasury stock repurchases	(412,400)	—	—	—	—	(4,481)	(4,481)
Balance, December 31, 2022	5,812,258	$ 75	$ 14,510	$ (7,241)	$ 104,460	$ (26,669)	$ 85,135

The accompanying notes are an integral part of these consolidated statements.

FIRST US BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in Thousands)

	Year Ended December 31, 2022	Year Ended December 31, 2021
Cash flows from operating activities:		
Net income	$ 6,864	$ 4,451
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization	1,614	1,692
Provision for loan and lease losses	3,308	2,010
Deferred income tax benefit	(367)	(401)
Net loss (gain) on sale and prepayment of investment securities	83	(22)
Cash received in settlement of derivatives contracts	324	—
Stock-based compensation expense	485	436
Net amortization of securities	195	338
Amortization of intangible assets	268	341
Net gain on premises and equipment and other real estate	(207)	(53)
Changes in assets and liabilities:		
(Increase) decrease in accrued interest receivable	(455)	251
Decrease in other assets	333	1,137
Increase (decrease) in accrued interest expense	383	(68)
Decrease in other liabilities	(299)	(287)
Net cash provided by operating activities	12,529	9,825
Cash flows from investing activities:		
Net (increase) decrease in federal funds sold	(1,686)	3
Purchases of investment securities, available-for-sale	(39,255)	(86,642)
Proceeds from sales of investment securities, available-for-sale	8,531	—
Proceeds from maturities and prepayments of investment securities, available-for-sale	19,250	38,975
Proceeds from maturities and prepayments of investment securities, held-to-maturity	1,563	2,957
Net (increase) decrease in Federal Home Loan Bank stock	(489)	265
Proceeds from the sale of premises and equipment and other real estate	3,084	2,061
Net increase in loans	(69,935)	(65,112)
Purchases of premises and equipment	(1,262)	(822)
Net cash used in investing activities	(80,199)	(108,315)
Cash flows from financing activities:		
Net increase in customer deposits	31,899	55,914
Net increase in short-term borrowings	9,992	29
Net proceeds from long-term borrowings	—	10,653
Net share-based compensation transactions	—	(7)
Treasury stock repurchases	(4,481)	(525)
Dividends paid	(832)	(745)
Net cash provided by financing activities	36,578	65,319
Net decrease in cash and cash equivalents	(31,092)	(33,171)
Cash and cash equivalents, beginning of period	61,244	94,415
Cash and cash equivalents, end of period	$ 30,152	$ 61,244

The accompanying notes are an integral part of these consolidated statements.

1. **DESCRIPTION OF BUSINESS**

First US Bancshares, Inc., a Delaware corporation ("Bancshares" and, together with its subsidiaries, the "Company"), is a bank holding company formed in 1983 registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"). Bancshares operates one banking subsidiary, First US Bank, an Alabama banking corporation (the "Bank"). Prior to its name change on October 11, 2016, Bancshares was known as United Security Bancshares, Inc. Bancshares and the Bank are headquartered in Birmingham, Alabama.

The Bank conducts a general commercial banking business and offers banking services such as demand, savings, individual retirement account and time deposits, personal and commercial loans, safe deposit box services and remote deposit capture. The Bank operates and serves its customers through 15 full-service banking offices located in Birmingham, Butler, Calera, Centreville, Gilbertown, Grove Hill, Harpersville, Jackson, Thomasville, Tuscaloosa and Woodstock, Alabama; Knoxville and Powell, Tennessee; and Rose Hill, Virginia; as well as loan production offices in Mobile, Alabama and the Chattanooga, Tennessee area. The Bank provides a wide range of commercial banking services to small- and medium-sized businesses, property managers, business executives, professionals and other individuals. The Bank also performs indirect lending through third-party retailers and currently conducts this lending in 12 states, including Alabama, Florida, Georgia, Kentucky, Mississippi, Missouri, North Carolina, Oklahoma, South Carolina, Tennessee, Texas and Virginia. During the third quarter of 2021, the Company closed four banking offices located in Bucksville, Columbiana and south Tuscaloosa, Alabama, as well as Ewing, Virginia.

The Bank has two wholly owned subsidiaries: Acceptance Loan Company, Inc., an Alabama corporation ("ALC"), and FUSB Reinsurance, Inc., an Arizona corporation ("FUSB Reinsurance"). As used herein, unless the context suggests otherwise, references to the "Company," "we," "us" and "our" refer to Bancshares, as well as the Bank, ALC, and FUSB Reinsurance, collectively.

The Bank owns all of the stock of ALC. ALC is a finance company headquartered in Mobile, Alabama. During the third quarter of 2021, ALC ceased new business development and permanently closed its 20 branch lending locations in Alabama and Mississippi to the public. ALC continues to service its remaining portfolio of loans from its headquarters in Mobile, Alabama.

FUSB Reinsurance was designed to reinsure or "underwrite" credit life and credit accident and health insurance policies sold to the Bank's and ALC's consumer loan customers. FUSB Reinsurance was responsible for the first level of risk on these policies up to a specified maximum amount, while the primary third-party insurer retained the remaining risk. While FUSB Reinsurance underwrote insurance contracts for both the Bank and ALC, in recent years, the majority of contracts were associated with ALC's loans. Due to reduced contract volume, particularly following the cessation of business of ALC, during 2022, management of FUSB Reinsurance began procedures to terminate the entity's activities. During 2022, FUSB Reinsurance ceased writing new insurance contracts, and reached an agreement with a third-party insurance provider to indemnify FUSB Reinsurance for all remaining liabilities associated with previously underwritten insurance policies. As of December 31, 2022, the remaining assets and liabilities of FUSB Reinsurance were transferred to the Bank, and it is anticipated that FUSB Reinsurance will be legally dissolved during 2023.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Principles of Consolidation

The consolidated financial statements include the accounts of Bancshares, the Bank and its wholly-owned subsidiaries (collectively, the "Company"). All significant intercompany balances and transactions have been eliminated. The Company consolidates an entity if the Company has a controlling financial interest in the entity.

Use of Estimates

The accounting principles and reporting policies of the Company, and the methods of applying these principles, conform with accounting principles generally accepted in the United States of America ("U.S. GAAP") and with general practices within the financial services industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated balance sheets, and revenues and expenses for the period included in the consolidated statements of operations and of cash flows. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant changes in the near term relate to the accounting for the allowance for loan and lease losses, the right-of-use asset and lease liability, the value of other real estate owned ("OREO") and certain collateral-dependent loans, consideration related to goodwill impairment testing and deferred tax asset valuation. In connection with the determination of the allowance for loan losses and OREO, management generally obtains independent appraisals for significant properties, evaluates the overall portfolio characteristics and delinquencies and monitors economic conditions.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, instruments with an original maturity of less than 90 days from issuance and amounts due from banks.

Supplemental disclosures of cash flow information and non-cash transactions related to cash flows for the years ended December 31, 2022 and 2021 are as follows:

	2022	2021
	(Dollars in Thousands)	
Cash paid during the year for:		
Interest	$ 3,873	$ 3,018
Income taxes	2,855	1,375
Non-cash transactions:		
Assets acquired in settlement of loans	907	806
Transfers of closed branch assets to OREO	391	1,978
Reissuance of treasury stock as compensation	138	59

Revenue Recognition

The Company records revenue when control of the promised products or services is transferred to the customer in an amount that reflects the consideration that the Company expects to be entitled to receive in exchange for those products and services.

Interest Income

The majority of the Company's revenue is generated through interest earned on financial instruments, including loans and investment securities. This revenue is recognized on an accrual basis and calculated through the use of non-discretionary formulas based on written contracts including loan agreements or securities contracts. Loan origination fees are accreted into interest income over the term of the loan.

Service Charges on Deposit Accounts

Service charges on deposit accounts include non-sufficient fund fees, overdraft fees and other service charges. When a depositor presents an item for payment in excess of available funds, non-sufficient funds fees are earned when an item is returned unpaid, and overdraft fees are earned when the Company provides the necessary funds to complete the transaction. The Company generates other service charges by providing depositors with proper safeguard and remittance of funds, as well as by providing optional services such as check imaging or treasury management. Charges for proper safeguard and remittance of funds are recognized monthly as the deposit customer maintains funds in the account, while revenue for optional services are recognized when the customer completes the transaction.

Gains or Losses on the Sale of Investment Securities

Gains or losses on the sale of investment securities are recognized as the sale transaction occurs with the cost of securities sold based on the specific identification method.

Lease Income

The Bank leases certain office facilities to third parties and classifies the leases as operating leases. Lease income is recognized on a monthly basis based on the contractual terms of the lease agreement.

Bank-owned Life Insurance

Bank-owned life insurance income represents income earned from the appreciation of the cash surrender value of insurance contracts held and the proceeds of insurance benefits. The Company recognizes revenue each period in the amount of the appreciation of the cash surrender value of the contracts. Revenue recognized from the proceeds of insurance benefits is recognized at the time the claim is confirmed.

ATM Fee Income

Fee income is generated by allowing the Bank's debit cardholders to withdraw funds from the ATM's of other financial institutions and by allowing non-customers to withdraw funds from the Bank's ATMs. The Bank satisfies performance obligations for each transaction when the withdrawal is processed. The Bank does not direct the activities of the related processing network's service and recognizes revenue on a net basis as the agent in each transaction.

Other Miscellaneous Income

Other miscellaneous income includes mortgage fees, credit insurance income, auto club revenue, wire transfer fees, safe deposit box fee income, check fees and other miscellaneous sources of income. The Company recognizes revenue associated with these sources of income in accordance with the satisfaction of the performance obligation based on the timing of the occurrence of a transaction or when service is provided.

Reinsurance Activities

Before FUSB Reinsurance ceased writing new insurance contracts in 2022, the Company assumed insurance risk related to credit life and credit accident and health insurance written by a non-affiliated insurance company for its customers that choose such coverage through a quota share reinsurance agreement. Assumed premiums on credit life insurance were deferred and earned over the period of insurance coverage using either a pro rata method or the effective yield method, depending on whether the amount of insurance coverage generally remains level or declines. Assumed premiums for accident and health policies were earned on an average of the pro rata and the effective yield methods.

Investment Securities

The investment portfolio consists of debt securities, including U.S. Treasury securities, obligations of U.S. government agencies, municipal bonds, residential and commercial mortgage-backed securities and corporate notes. Securities may be held in one of three portfolios: trading account securities, securities held-to-maturity or securities available-for-sale. Trading account securities are carried at estimated fair value, with unrealized gains and losses included in operations. The Company held no trading account securities as of December 31, 2022 or 2021. Investment securities held-to-maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts. With regard to investment securities held-to-maturity, management has the intent and the Bank has the ability to hold such securities until maturity. Investment securities available-for-sale are carried at fair value, with any unrealized gains or losses excluded from operations and reflected, net of tax, as a separate component of shareholders' equity in accumulated other comprehensive income or loss. Investment securities available-for-sale are so classified because management may decide to sell certain securities prior to maturity for liquidity, tax planning or other valid business purposes. When the fair value of a security falls below carrying value, an evaluation must be made to determine whether the unrealized loss is a temporary or other-than-temporary impairment. Impaired securities that are not deemed to be temporarily impaired are written down by a charge to operations to the extent that the impairment is related to credit losses. The amount of impairment related to other factors is recognized in other comprehensive income or loss. The Company uses a systematic methodology to evaluate potential impairment of its investments that considers, among other things, the magnitude and duration of the decline in fair value, the financial health and business outlook of the issuer and the Company's ability and intent to hold the investment until such time as the security recovers its fair value.

Interest earned on investment securities available-for-sale is included in interest income. Amortization of premiums and discounts on investment securities is determined by the interest method and included in interest income. Gains and losses on the sale of investment securities available-for-sale, computed principally on the specific identification method, are shown separately in non-interest income.

The Company also holds Federal Home Loan Bank ("FHLB") stock, which, based on the redemption provision of the FHLB, has no quoted market value and is carried at cost. Dividends earned on FHLB stock are included in interest income.

Derivatives and Hedging Activities

The Company uses derivative instruments to minimize unplanned fluctuations in earnings and cash flows caused by interest rate volatility. The Company's interest rate risk management strategy involves modifying the repricing characteristics of certain assets and liabilities so that changes in interest rates do not adversely affect net interest margin and cash flow. Derivative instruments utilized by the Company generally include interest rate swaps, caps and floors, and are carried as assets and/or liabilities at fair value on the Company's consolidated balance sheets. The Company does not use derivatives for trading or speculative purposes and generally enters into transactions that have a qualifying hedge relationship. Depending upon the characteristics of the hedged item, derivatives are classified as either cash flow hedges or fair value hedges. When cash flow or fair value hedging strategies are utilized, the Company specifically identifies the derivative instrument as a hedge and identifies the risk that is being hedged contemporaneously with the execution of the hedge transaction.

Cash flow hedge relationships mitigate exposure to variability of future cash flows or other forecasted transactions. The change in fair value of cash flow hedges is recorded, net of tax, in accumulated other comprehensive income (loss) except for amounts excluded from hedge effectiveness. Amounts excluded from hedge effectiveness are recorded in earnings.

Fair value hedge relationships mitigate exposure to the change in fair value of the hedged risk in an asset, liability, or firm commitment. Gains or losses attributable to the derivative instrument, as well as gains or losses attributable to changes in the fair value of the hedged item are recognized in interest income or interest expense in the same income statement line item with the hedged item in the period in which the change in fair value occurs. To the extent the changes in fair value of the derivative instrument do not offset the changes in the fair value of the hedged item, the difference is recognized in earnings. The corresponding adjustment to the hedged asset or liability is included in the basis of the hedged item, while the corresponding change in the fair value of the derivative instrument is recorded as an adjustment to other assets or other liabilities, as applicable. The Company has entered into certain fair value hedges using the last-of-layer method, which allows the Company to hedge the interest rate risk of prepayable financial assets by designating as the hedged item a stated amount of a closed portfolio that is not expected to be affected by prepayments, defaults, or other factors impacting the timing and amount of cash flows.

If a hedge relationship is de-designated or if hedge accounting is discontinued because the hedged item no longer exists, or does not meet the definition of a firm commitment, or because it is probable that the forecasted transaction will no longer occur, the derivative instrument will continue to be recorded in other assets or liabilities in the consolidated balance sheets at its estimated fair value, with changes in fair value recognized in non-interest expense. Any asset or liability that was recognized pursuant to a firm commitment is removed from the consolidated balance sheets and recognized in non-interest expense. Gains or losses that were unrecognized and aggregated in accumulated other comprehensive gain (loss) pursuant to a cash flow hedging relationship are recognized immediately in non-interest expense.

The Company may also enter into derivative contracts that are not designated as hedges in order to mitigate economic risks or risks associated with volatility in connection with customer derivative transactions.

Loans and Interest Income

Loans are reported at principal amounts outstanding, adjusted for unearned income, net deferred loan origination fees and costs, purchase premiums and discounts, write-downs and the allowance for loan losses. Loan origination fees, net of certain deferred origination costs, and purchase premiums and discounts are recognized as an adjustment to the yield of the related loans, on an effective yield basis.

Interest on all loans is accrued and credited to income based on the principal amount outstanding. The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to make payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed against current income unless

the collateral for the loan is sufficient to cover the accrued interest. Interest received on non-accrual loans generally is either applied against principal or reported as interest income in accordance with management's judgment as to the collectability of principal. The policy for interest recognition on impaired loans is consistent with the non-accrual interest recognition policy. Generally, loans are restored to accrual status when the obligation is brought current and the borrower has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses is determined based on various components for individually impaired loans and for homogeneous pools of loans and leases. The allowance for loan and lease losses is increased by a provision for loan and lease losses, which is charged to expense, and reduced by charge-offs, net of recoveries by portfolio segment. The methodology for determining charge-offs is consistently applied to each segment. The allowance for loan and lease losses is maintained at a level that, in management's judgment, is adequate to absorb credit losses inherent in the loan and lease portfolio. The amount of the allowance is based on management's evaluation of the collectability of the loan and lease portfolio, including the nature of the portfolio, and changes in its risk profile, credit concentrations, historical trends and economic conditions. This evaluation also considers the balance of impaired loans. Losses on individually identified impaired loans are measured based on the present value of expected future cash flows, discounted at each loan's original effective market interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral-dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through the provision added to the allowance for loan losses. In general, all loans of $0.5 million or more and, at ALC, any loans of $50 thousand or more that are 90 days or more past due are identified for impairment analysis. One-to-four family residential mortgages and consumer installment loans are subjected to a collective evaluation for impairment, considering delinquency and repossession statistics, loss experience and other factors. Though management believes the allowance for loan and lease losses to be adequate, ultimate losses may vary from estimates. However, estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings during periods in which they become known.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation, and amortization is computed principally by the straight-line method over the estimated useful lives of the assets or the expected lease terms for leasehold improvements, whichever is shorter. Useful lives for all premises and equipment range from three to forty years.

Bank Owned Life Insurance

The Company has purchased life insurance policies on certain directors and former executives. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Goodwill and Other Intangible Assets

Goodwill arises from business combinations and is generally determined as the excess of cost over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill is determined to have an indefinite useful life and is not amortized but tested for impairment at least annually or more frequently if events or circumstances exist that indicate that a goodwill impairment test should be performed. The Company performs its annual goodwill impairment test as of October 1st.

Other intangible assets consist of core deposit intangible assets arising from acquisitions. Core deposit intangibles have definite useful lives and are amortized on an accelerated basis over their estimated useful lives. The Company's core deposit intangible assets have estimated useful lives of seven years. In addition, these intangible assets are evaluated for impairment whenever events or circumstances exist that indicate that the carrying amount should be reevaluated.

Other Real Estate Owned (OREO)

OREO consists of properties acquired through a foreclosure or in satisfaction of loans, as well as closed Bank and ALC branches. These properties are carried at net realizable value, less estimated selling costs. Losses arising from the acquisition of properties are charged against the allowance for loan losses. Gains or losses realized upon the sale of OREO and additional losses related to subsequent valuation adjustments are determined on a specific property basis and are included as a component of non-interest expense along with carrying costs.

Income Taxes

The Company accounts for income taxes on the accrual basis through the use of the asset and liability method. Under the asset and liability method, deferred taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the consolidated financial statement carrying amounts and the basis of existing assets and liabilities. Deferred tax assets are also recorded for any tax attributes, such as tax credit and net operating loss carryforwards. The net balance of deferred tax assets and liabilities is reported in other assets in the consolidated balance sheets. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company evaluates the realization of deferred tax assets based on all positive and negative evidence available at the balance sheet date. Realization of deferred tax assets is based on the Company's judgments about relevant factors affecting realization, including taxable income within any applicable carryback periods, future projected taxable income, reversal of taxable temporary differences and other tax planning strategies to maximize realization of deferred tax assets. A valuation allowance is recorded for any deferred tax assets that are not "more likely than not" to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit for which there is a greater than 50% likelihood that such amount would be realized upon examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company recognizes interest expense, interest income and penalties related to unrecognized tax benefits within current income tax expense.

Stock-Based Compensation

Compensation expense is recognized for stock options and restricted stock awards issued to employees based on the fair value of these awards at the date of grant. The Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Company's common stock at the date of grant is used for restricted stock awards.

Compensation expense is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation expense is recognized on a straight-line basis over the requisite service period for the entire award. The Company's accounting policy is to recognize compensation expense net of forfeitures.

Treasury Stock

Treasury stock purchases and sales are accounted for using the cost method.

Advertising Costs

Advertising costs for promoting the Company are minimal and expensed as incurred.

Segment Reporting

Management has identified two reportable operating segments of Bancshares: the Bank and ALC. The reportable segments were determined based on the internal management reporting system and comprise Bancshares' and the Bank's significant subsidiaries. Segment results include certain overhead allocations and intercompany transactions that were recorded at current market prices. All intercompany transactions were eliminated in the determination of consolidated balances.

Reclassification

Certain disclosures in the notes to the prior period consolidated financial statements have been reclassified to conform to the 2022 presentation. These reclassifications had no effect on the Company's results of operations, financial position or net cash flow.

Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted average number of shares of common stock outstanding (basic shares). Included in basic shares are shares that have been accrued as of the balance sheet date as deferred compensation for members of Bancshares' Board of Directors, as well as shares of restricted stock that have been granted pursuant to Bancshares' 2013 Incentive Plan (as amended, the "2013 Incentive Plan") previously approved by Bancshares' shareholders. Diluted net income per share is computed by dividing net income by the weighted average number of shares of common stock outstanding, adjusted for the effect of potentially dilutive stock awards outstanding during the period (dilutive shares). The dilutive shares consist of nonqualified stock option grants issued to employees and members of Bancshares' Board of Directors pursuant to the 2013 Incentive Plan. The following table reflects weighted average shares used to calculate basic and diluted net income per share for the years ended December 31, 2022 and 2021.

	Year Ended December 31,	
	2022	**2021**
Weighted average shares outstanding	5,969,575	6,205,261
Weighted average director deferred shares	114,483	114,096
Basic shares	6,084,058	6,319,357
Dilutive shares	419,650	420,250
Diluted shares	6,503,708	6,739,607

	Year Ended December 31,	
	2022	**2021**
	(Dollars in Thousands, Except Per Share Data)	
Net income	$ 6,864	$ 4,451
Basic net income per share	$ 1.13	$ 0.70
Diluted net income per share	$ 1.06	$ 0.66

Comprehensive Income

Comprehensive income consists of net income, as well as unrealized holding gains and losses that arise during the period associated with the Company's available-for-sale securities portfolio and the effective portion of cash flow hedge derivatives. In the calculation of comprehensive income, reclassification adjustments are made for gains or losses realized in the statement of operations associated with the sale of available-for-sale securities, settlement of derivative contracts or changes in the fair value of cash flow derivatives.

Accounting Policies Recently Adopted

ASU 2020-04 and ASU 2021-01, "Reference Rate Reform (Topic 848) - Facilitation of the Effects of Reference Rate Reform on Financial Reporting." These ASUs provide optional and temporary relief, in the form of optional expedients and exceptions, for applying GAAP to modifications of contracts, hedging relationships and other transactions affected by reference rate (e.g. LIBOR) reforms. The Company utilizes LIBOR, among other indexes, as a reference rate for underwriting certain variable rate loans and interest rate hedging instruments. Management has identified all contracts referencing LIBOR and will continue to monitor risks associated with the discontinuance of LIBOR until remediation of such contracts is complete. Reference rate reform has not had, nor does the Company expect it to have, a material effect on the Company's consolidated balance sheet, operations or cash flows.

ASU 2022-01, "Fair Value Hedging - Portfolio Layer Method - Derivatives and Hedging (Topic 815)." In March 2022, the FASB issued ASU 2022-01. The amendments in this standard update expand the current last-of-layer method of hedge accounting that permits only one hedged layer to allow multiple hedged layers of a single closed portfolio. This standard update

is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted ASU 2022-01 on January 1, 2023. The adoption of this standard update is not expected to have a material impact on the Company's consolidated financial statements; however, the impact will be dependent on future hedging activity.

ASU 2017-04, *"Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment."* Issued in January 2017, ASU 2017-04 simplifies the manner in which an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit's goodwill with the carrying amount of that goodwill. In computing the implied fair value of goodwill under Step 2, an entity, prior to the amendments in ASU 2017-04, had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities, including unrecognized assets and liabilities, in accordance with the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. However, under the amendments in ASU 2017-04, an entity should (1) perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount, and (2) recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, with the understanding that the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. Additionally, ASU 2017-04 removes the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails such qualitative test, to perform Step 2 of the goodwill impairment test. As originally issued, ASU 2017-04 was effective prospectively for annual, or any interim, goodwill impairment tests in fiscal years beginning after December 15, 2019. On October 16, 2019, the FASB approved a delay in the implementation of ASU 2017-04 by three years for smaller reporting companies, including the Company. The ASU became effective for the Company on January 1, 2023. The adoption of this standard update is not currently expected to have a material effect on the Company's financial statements; however, the impact will be dependent on future evaluations of goodwill impairment that will continue to be performed by management on an annual basis.

ASU 2016-13, *"Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments."* Issued in June 2016, ASU 2016-13 removes the thresholds that companies apply to measure credit losses on financial instruments measured at amortized cost, such as loans, receivables and held-to-maturity debt securities. Known as the Current Expected Credit Loss (CECL) model, the revised guidance removes all current recognition thresholds and requires companies to recognize an allowance for lifetime expected credit losses. Credit losses will be immediately recognized through net income; the amount recognized will be based on the current estimate of contractual cash flows not expected to be collected over the financial asset's contractual term. The standard also adds disclosure requirements intended to enable users of the financial statements to understand credit risk in the portfolio and how management monitors credit quality, management's estimate of expected credit losses, and changes in the estimate of credit losses during the period. As originally issued, ASU 2016-13 was effective for financial statements issued for fiscal years and for interim periods within those fiscal years beginning after December 15, 2019, with institutions required to apply the changes through a cumulative-effect adjustment to their retained earnings balance as of the beginning of the first reporting period in which the guidance is effective. On October 16, 2019, the FASB approved a delay in the implementation of ASU 2016-13 by three years for smaller reporting companies, including the Company. The standard became effective for the Company on January 1, 2023, and the Company recorded a transition adjustment that increased loan loss reserves by approximately $2.4 million. In accordance with transition accounting guidance, the transition adjustment was recorded directly to retained earnings during the first quarter of 2023 and will not impact current period earnings. In 2022, the FASB introduced ASU 2022-02, "Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings ("TDRs") and Vintage Disclosures." ASU 2022-02 seeks to improve the decision usefulness of information provided to investors concerning certain loan refinancings, restructurings and write-offs. The ASU eliminates the accounting guidance for troubled debt restructurings by creditors that have adopted the CECL accounting model and enhances the disclosure requirements for loan refinancings and restructurings made with borrowers experiencing financial difficulty. In addition, the amendments require disclosure of current-period gross write-offs for financing receivables and net investment in leases by year of origination in the vintage disclosures. The Company adopted the amendments of ASU 2022-02 on January 1, 2023, concurrent with the adoption of the CECL accounting model. The amendments of ASU 2022-02 include only changes to certain financial statement disclosures; and, therefore, adoption of ASU 2022-02 is not expected to have a material impact on the Company's consolidated financial statements or results of operations.

3.   RESTRUCTURING CHARGES

Effective September 3, 2021, ALC ceased new business development and permanently closed its 20 branch lending locations in Alabama and Mississippi to the public. The closure of ALC's branches eliminated the majority of ALC's full-time employment positions during the third quarter of 2021. ALC continues to service its remaining portfolio of loans from its headquarters in Mobile, Alabama. The cessation of new business and closure of ALC's branch locations were undertaken by the Company as part of a long-term strategy to reduce expenses, fortify asset quality, and focus the Company's loan growth efforts in other areas, including the Bank's commercial lending and consumer indirect lending efforts.

Total restructuring charges incurred during the years ended December 31, 2022 and 2021 consisted of the following:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Total
	(Dollars in Thousands)		
Expense Category			
Severance and personnel expenses	$ 108	$ 263	$ 371
Lease termination costs	2	224	226
Fixed asset valuation adjustments	—	239	239
Termination of technology contracts	45	85	130
Other expenses	—	93	93
Total expenses	$ 155	$ 904	$ 1,059

As of December 31, 2022, the majority of restructuring charges associated with the closure of ALC's branches have been incurred.

4.   INVESTMENT SECURITIES

Details of investment securities available-for-sale and held-to-maturity as of December 31, 2022 and 2021 were as follows:

	Available-for-Sale December 31, 2022			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in Thousands)			
Mortgage-backed securities:				
Residential	$ 47,659	$ 2	$ (3,704)	$ 43,957
Commercial	12,169	4	(480)	11,693
Obligations of U.S. government-sponsored agencies	5,116	—	(846)	4,270
Obligations of states and political subdivisions	2,166	—	(94)	2,072
Corporate notes	17,817	2	(1,898)	15,921
U.S. Treasury securities	56,956	—	(4,074)	52,882
Total	$ 141,883	$ 8	$ (11,096)	$ 130,795

	Held-to-Maturity			
	December 31, 2022			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in Thousands)			
Mortgage-backed securities:				
Commercial	$ 1,167	$ —	$ (41)	$ 1,126
Obligations of U.S. government-sponsored agencies	610	—	(40)	570
Obligations of states and political subdivisions	85	—	(12)	73
Total	$ 1,862	$ —	$ (93)	$ 1,769

	Available-for-Sale			
	December 31, 2021			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in Thousands)			
Mortgage-backed securities:				
Residential	$ 46,020	$ 450	$ (242)	$ 46,228
Commercial	24,647	371	(47)	24,971
Obligations of U.S. government-sponsored agencies	5,207	—	(15)	5,192
Obligations of states and political subdivisions	4,247	80	(10)	4,317
Corporate notes	15,458	76	(52)	15,482
U.S. Treasury securities	35,097	—	(404)	34,693
Total	$ 130,676	$ 977	$ (770)	$ 130,883

	Held-to-Maturity			
	December 31, 2021			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in Thousands)			
Mortgage-backed securities:				
Commercial	$ 2,115	$ 29	$ —	$ 2,144
Obligations of U.S. government-sponsored agencies	768	10	—	778
Obligations of states and political subdivisions	553	2	—	555
Total	$ 3,436	$ 41	$ —	$ 3,477

The scheduled maturities of investment securities available-for-sale and held-to-maturity as of December 31, 2022 are presented in the following table:

| | Available-for-Sale | | Held-to-Maturity | |
| | Amortized Cost | Estimated Fair Value | Amortized Cost | Estimated Fair Value |
	(Dollars in Thousands)			
Maturing within one year	$ 511	$ 511	$ —	$ —
Maturing after one to five years	61,068	57,159	—	—
Maturing after five to ten years	67,309	60,872	1,606	1,536
Maturing after ten years	12,995	12,253	256	233
Total	$ 141,883	$ 130,795	$ 1,862	$ 1,769

For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of underlying collateral. The mortgage-backed securities generally mature earlier than their weighted-average contractual maturities because of principal prepayments.

The following table reflects gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2022 and 2021.

	Available-for-Sale			
	December 31, 2022			
	Less than 12 Months		12 Months or More	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in Thousands)			
Mortgage-backed securities:				
Residential	$ 19,876	$ (952)	$ 23,903	$ (2,752)
Commercial	9,720	(357)	1,247	(123)
Obligations of U.S. government-sponsored agencies	—	—	4,270	(846)
Obligations of states and political subdivisions	1,559	(41)	512	(53)
Corporate notes	6,845	(898)	8,075	(1,000)
U.S. Treasury securities	21,240	(698)	31,642	(3,376)
Total	$ 59,240	$ (2,946)	$ 69,649	$ (8,150)

	Held-to-Maturity			
	December 31, 2022			
	Less than 12 Months		12 Months or More	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in Thousands)			
Mortgage-backed securities:				
Commercial	$ 1,125	$ (41)	$ —	$ —
Obligations of U.S. government-sponsored agencies	215	(7)	356	(33)
Obligations of states and political subdivisions	73	(12)	—	—
Total	$ 1,413	$ (60)	$ 356	$ (33)

	Available-for-Sale			
	December 31, 2021			
	Less than 12 Months		12 Months or More	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in Thousands)			
Mortgage-backed securities:				
Residential	$ 31,346	$ (240)	$ 253	$ (2)
Commercial	2,245	(12)	2,970	(35)
Obligations of U.S. government-sponsored agencies	4,987	(13)	194	(2)
Obligations of states and political subdivisions	561	(10)	—	—
Corporate notes	9,092	(52)	—	—
U.S. Treasury securities	34,692	(404)	—	—
Total	$ 82,923	$ (731)	$ 3,417	$ (39)

There were no held-to-maturity securities in an unrealized loss position as of December 31, 2021.

Due to the increasing interest rate environment during the year ended December 31, 2022, gross unrealized losses increased, particularly within the Company's available-for-sale portfolio. Management evaluates securities for other-than-temporary impairment no less frequently than quarterly and more frequently when economic or market concerns warrant such evaluation. Consideration is given to: (i) the length of time and the extent to which fair value has been less than cost; (ii) the financial condition and near-term prospects of the issuer; (iii) whether the Company intends to sell the securities; and (iv) whether it is more likely than not that the Company will be required to sell the securities before recovery of their amortized cost bases.

As of December 31, 2022, 38 debt securities had been in a loss position for more than 12 months, and 86 debt securities had been in a loss position for less than 12 months. As of December 31, 2021, ten debt securities had been in a loss position for more than 12 months, and 32 debt securities had been in a loss position for less than 12 months. As of both December 31, 2022 and 2021, the losses for all securities were considered to be a direct result of the effect that the prevailing interest rate environment had on the value of debt securities and were not related to the creditworthiness of the issuers. Further, the Company has the current intent and ability to retain its investments in the issuers for a period of time that management believes to be sufficient to allow for any anticipated recovery in fair value. The Company did not recognize any other-than-temporary impairments as of December 31, 2022 and 2021.

Investment securities with a carrying value of $54.7 million and $52.2 million as of December 31, 2022 and 2021, respectively, were pledged to secure public deposits and for other purposes.

5. **LOANS AND ALLOWANCE FOR LOAN AND LEASE LOSSES**

Portfolio Segments

The Company has divided the loan portfolio into the following portfolio segments based on risk characteristics:

Construction, land development and other land loans – Commercial construction, land and land development loans include loans for the development of residential housing projects, loans for the development of commercial and industrial use property, loans for the purchase and improvement of raw land and loans primarily for agricultural production that are secured by farmland. These loans are secured in whole or in part by the underlying real estate collateral and are generally guaranteed by the principals of the borrowing entity.

Secured by 1-4 family residential properties – These loans include conventional mortgage loans on one-to-four family residential properties. The properties may serve as the borrower's primary residence, vacation home or investment property. Also included in this portfolio are home equity loans and lines of credit. This type of lending, which is secured by a first or second mortgage on the borrower's residence, allows customers to borrow against the equity in their home.

Secured by multi-family residential properties – This portfolio segment includes mortgage loans secured by apartment buildings.

Secured by non-farm, non-residential properties – This portfolio segment includes real estate loans secured by commercial and industrial properties, office or mixed-use facilities, strip shopping centers or other commercial property. These loans are generally guaranteed by the principals of the borrowing entity.

Commercial and industrial loans and leases – This portfolio segment includes loans and leases to commercial customers for use in the normal course of business. These credits may be loans, lines of credit and leases to financially strong borrowers, secured by inventories, equipment or receivables, and are generally guaranteed by the principals of the borrowing entity.

Direct consumer – This portfolio segment includes a variety of secured and unsecured personal loans, including automobile loans, loans for household and personal purposes and all other direct consumer installment loans.

Branch retail – This portfolio segment includes loans secured by collateral purchased by consumers at retail stores with whom ALC had an established relationship through its branch network to provide financing for the retail products sold if applicable underwriting standards were met. The collateral securing these loans generally includes personal property items such as furniture, ATVs and home appliances.

Indirect consumer – This portfolio segment includes loans secured by collateral purchased by consumers at retail stores with whom the Company has an established relationship to provide financing for the retail products sold if applicable underwriting standards are met. The collateral securing these loans generally includes recreational vehicles, campers, boats, horse trailers and cargo trailers.

As of December 31, 2022 and 2021, the composition of the loan portfolio by reporting segment and portfolio segment was as follows:

| | December 31, 2022 | | |
| | Bank | ALC | Total |
	(Dollars in Thousands)		
Real estate loans:			
Construction, land development and other land loans	$ 54,396	$ —	$ 54,396
Secured by 1-4 family residential properties	86,946	1,480	88,426
Secured by multi-family residential properties	67,917	—	67,917
Secured by non-farm, non-residential properties	199,965	—	199,965
Commercial and industrial loans [1]	73,561	—	73,561
Consumer loans:			
Direct consumer	5,145	4,908	10,053
Branch retail	—	14,237	14,237
Indirect	266,567	—	266,567
Total loans	754,497	20,625	775,122
Less: Unearned interest, fees and deferred cost	799	450	1,249
Allowance for loan losses	8,057	1,365	9,422
Net loans	$ 745,641	$ 18,810	$ 764,451

| | December 31, 2021 | | |
| | Bank | ALC | Total |
	(Dollars in Thousands)		
Real estate loans:			
Construction, land development and other land loans	$ 67,048	$ —	$ 67,048
Secured by 1-4 family residential properties	70,439	2,288	72,727
Secured by multi-family residential properties	46,000	—	46,000
Secured by non-farm, non-residential properties	197,901	—	197,901
Commercial and industrial loans [1]	73,947	—	73,947
Consumer loans:			
Direct consumer	5,972	15,717	21,689
Branch retail	—	25,692	25,692
Indirect	205,940	—	205,940
Total loans	667,247	43,697	710,944
Less: Unearned interest, fees and deferred cost	(324)	2,918	2,594
Allowance for loan losses	7,038	1,282	8,320
Net loans	$ 660,533	$ 39,497	$ 700,030

(1)   Includes equipment financing leases and PPP loans. As of December 31, 2022 and 2021, equipment financing leases totaled $10.3 million and $11.0 million, respectively. As of December 31, 2022 and 2021, PPP loans totaled $6 thousand and $1.7 million, respectively.

The Company makes commercial, real estate and installment loans to its customers. Although the Company has a diversified loan portfolio, 53.0% and 54.0%% of the portfolio was concentrated in loans secured by real estate as of December 31, 2022 and 2021, respectively.

Loans with a carrying value of $68.2 million and $66.6 million were pledged as collateral to secure FHLB borrowings as of December 31, 2022 and 2021, respectively.

Related Party Loans

In the ordinary course of business, the Bank makes loans to certain officers and directors of the Company, including companies with which they are associated. These loans are made on the same terms as those prevailing for comparable transactions with unrelated parties. Management believes that such loans do not represent more than a normal risk of collectability, nor do they present other unfavorable features. The aggregate balances of such related party loans and commitments as of December 31, 2022 and 2021 were $0.2 million and $0.3 million, respectively. During the year ended December 31, 2022, there were no new

loans to these parties, and repayments by active related parties were $0.1 million. During the year ended December 31, 2021, there were no new loans to these parties, and repayments by active related parties were $0.1 million.

Allowance for Loan and Lease Losses

The following tables present changes in the allowance for loan and lease losses during the years ended December 31, 2022 and 2021 and the related loan balances by loan type as of December 31, 2022 and 2021:

	As of and for the Year Ended December 31, 2022								
	Construction, Land Development, and Other	1-4 Family	Real Estate Multi-Family	Non-Farm Non-Residential	Commercial and Industrial	Direct Consumer	Branch Retail	Indirect	Total
	(Dollars in Thousands)								
Allowance for loan and lease losses:									
Beginning balance	$ 628	$ 690	$ 437	$ 1,958	$ 860	$ 1,004	$ 304	$ 2,439	$ 8,320
Charge-offs	—	(40)	—	—	—	(1,958)	(633)	(382)	(3,013)
Recoveries	2	39	—	5	0	565	151	45	807
Provision	(113)	143	209	7	59	1,255	696	1,052	3,308
Ending balance	$ 517	$ 832	$ 646	$ 1,970	$ 919	$ 866	$ 518	$ 3,154	$ 9,422
Ending balance of allowance attributable to loans:									
Individually evaluated for impairment	$ —	$ 7	$ —	$ —	$ 252	$ —	$ —	$ —	$ 259
Collectively evaluated for impairment	517	825	646	1,970	667	866	518	3,154	9,163
Total allowance for loan and lease losses	$ 517	$ 832	$ 646	$ 1,970	$ 919	$ 866	$ 518	$ 3,154	$ 9,422
Ending balance of loans receivable:									
Individually evaluated for impairment	$ —	$ 582	$ —	$ 2,492	$ 2,429	$ 18	$ —	$ —	$ 5,521
Collectively evaluated for impairment	54,396	87,844	67,917	197,473	71,132	10,035	14,237	266,567	769,601
Total loans receivable	$ 54,396	$ 88,426	$ 67,917	$ 199,965	$ 73,561	$ 10,053	$ 14,237	$ 266,567	$ 775,122

	As of and for the Year Ended December 31, 2021								
	Construction, Land Development, and Other	1-4 Family	Real Estate Multi-Family	Non-Farm Non-Residential	Commercial and Industrial	Direct Consumer	Branch Retail	Indirect	Total
	(Dollars in Thousands)								
Allowance for loan and lease losses:									
Beginning balance	$ 393	$ 639	$ 577	$ 1,566	$ 1,008	$ 1,202	$ 373	$ 1,712	$ 7,470
Charge-offs	(23)	(12)	—	—	(6)	(1,230)	(377)	(483)	(2,131)
Recoveries	22	14	—	5	21	626	215	68	971
Provision	236	49	(140)	387	(163)	406	93	1,142	2,010
Ending balance	$ 628	$ 690	$ 437	$ 1,958	$ 860	$ 1,004	$ 304	$ 2,439	$ 8,320
Ending balance of allowance attributable to loans:									
Individually evaluated for impairment	$ —	$ 10	$ —	$ —	$ 57	$ —	$ —	$ —	$ 67
Collectively evaluated for impairment	628	680	437	1,958	803	1,004	304	2,439	8,253
Total allowance for loan and lease losses	$ 628	$ 690	$ 437	$ 1,958	$ 860	$ 1,004	$ 304	$ 2,439	$ 8,320
Ending balance of loans receivable:									
Individually evaluated for impairment	$ —	$ 646	$ —	$ 1,051	$ 880	$ 21	$ —	$ —	$ 2,598
Collectively evaluated for impairment	67,048	72,081	46,000	196,850	73,067	21,668	25,692	205,940	708,346
Total loans receivable	$ 67,048	$ 72,727	$ 46,000	$ 197,901	$ 73,947	$ 21,689	$ 25,692	$ 205,940	$ 710,944

Credit Quality Indicators

The Company utilizes a credit grading system that provides a uniform framework for establishing and monitoring credit risk in the loan portfolio. Under this system, construction, land, multi-family real estate, other commercial real estate, and commercial and industrial loans are graded based on pre-determined risk metrics and categorized into one of nine risk grades. These risk grades can be summarized into categories described as pass, special mention, substandard, doubtful and loss, as described in further detail below.

- Pass (Risk Grades 1-5): Loans in this category include obligations in which the probability of default is considered low.

- Special Mention (Risk Grade 6): Loans in this category exhibit potential credit weaknesses or downward trends deserving management's close attention. If left uncorrected, these potential weaknesses may result in the deterioration of the repayment prospects for the asset or in the Company's credit position at some future date. Special mention loans are not adversely classified and do not expose the Company to sufficient risk to warrant adverse classification. Although a special mention asset has a higher probability of default than pass-rated categories, its default is not imminent.

- Substandard (Risk Grade 7): Loans in this category have defined weaknesses that jeopardize the orderly liquidation of debt. A substandard loan is inadequately protected by the current worth and paying capacity of the obligor or by the collateral pledged, if any. Normal repayment from the borrower is in jeopardy, although no loss of principal is envisioned. There is a distinct possibility that a partial loss of interest and/or principal will occur if the deficiencies are not corrected. Loss potential, while existing in the aggregate amount of substandard assets, does not have to exist in individual assets classified as substandard.

- Doubtful (Risk Grade 8): Loans classified as doubtful have all of the weaknesses found in substandard loans, with the added characteristic that the weaknesses make collection of debt in full, based on currently existing facts, conditions and values, highly questionable or improbable. Serious problems exist such that partial loss of principal is likely; however, because of certain important, reasonably specific pending factors that may work to strengthen the assets, the loans' classification as estimated losses is deferred until a more exact status may be determined. Such pending factors may include proposed merger, acquisition or liquidation procedures, capital injection, perfection of liens on additional collateral and refinancing plans. Loans classified as doubtful may include loans to borrowers that have demonstrated a history of failing to live up to agreements. The Company did not have any loans classified as Doubtful (Risk Grade 8) as of December 31, 2022 or 2021.

- Loss (Risk Grade 9): Loans are classified in this category when borrowers are deemed incapable of repayment of unsecured debt. Loans to such borrowers are considered uncollectable and of such little value that continuance as active assets of the Company is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather that it is not prudent to defer writing off these assets, even though partial recovery may be realized in the future. The Company did not have any loans classified as Loss (Risk Grade 9) as of December 31, 2022 or 2021.

Because residential real estate and consumer loans are more uniform in nature, each loan is categorized into one of two risk grades, depending on whether the loan is considered to be performing or nonperforming. Performing loans are loans that are paying principal and interest in accordance with a contractual agreement. Nonperforming loans are loans that have demonstrated characteristics that indicate a probability of loss.

The tables below illustrate the carrying amount of loans by credit quality indicator as of December 31, 2022:

| | December 31, 2022 | | | |
| | Pass 1-5 | Special Mention 6 | Substandard 7 | Total |
	(Dollars in Thousands)			
Loans secured by real estate:				
Construction, land development and other land loans	$ 54,396	$ —	$ —	$ 54,396
Secured by multi-family residential properties	67,917	—	—	67,917
Secured by non-farm, non-residential properties	196,813	651	2,501	199,965
Commercial and industrial loans	70,515	—	3,046	73,561
Total	$ 389,641	$ 651	$ 5,547	$ 395,839
As a percentage of total loans	98.43%	0.17%	1.40%	100.00%

	December 31, 2022		
	Performing	Nonperforming	Total
	(Dollars in Thousands)		
Loans secured by real estate:			
Secured by 1-4 family residential properties	$ 87,302	$ 1,124	$ 88,426
Consumer loans:			
Direct consumer	10,007	46	10,053
Branch retail	14,205	32	14,237
Indirect	266,496	71	266,567
Total	$ 378,010	$ 1,273	$379,283
As a percentage of total loans	99.66%	0.34%	100.00%

The tables below illustrate the carrying amount of loans by credit quality indicator as of December 31, 2021:

	December 31, 2021			
	Pass 1-5	Special Mention 6	Substandard 7	Total
	(Dollars in Thousands)			
Loans secured by real estate:				
Construction, land development and other land loans	$ 67,046	$ —	$ 2	$ 67,048
Secured by multi-family residential properties	43,472	2,528	—	46,000
Secured by non-farm, non-residential properties	189,425	7,442	1,034	197,901
Commercial and industrial loans	72,116	333	1,498	73,947
Total	$ 372,059	$ 10,303	$ 2,534	$ 384,896
As a percentage of total loans	96.66%	2.68%	0.66%	100.00%

	December 31, 2021		
	Performing	Nonperforming	Total
	(Dollars in Thousands)		
Loans secured by real estate:			
Secured by 1-4 family residential properties	$ 71,526	$ 1,201	$ 72,727
Consumer loans:			
Direct consumer	20,939	750	21,689
Branch retail	25,486	206	25,692
Indirect	205,940	—	205,940
Total	$ 323,891	$ 2,157	$326,048
As a percentage of total loans	99.34%	0.66%	100.00%

The following table provides an aging analysis of past due loans by class as of December 31, 2022:

	As of December 31, 2022						
	30-59 Days Past Due	60-89 Days Past Due	90 Days Or Greater	Total Past Due	Current	Total Loans	Recorded Investment > 90 Days And Accruing
	(Dollars in Thousands)						
Loans secured by real estate:							
Construction, land development and other land loans	$ —	$ —	$ —	$ —	$ 54,396	$ 54,396	$ —
Secured by 1-4 family residential properties	800	87	78	965	87,461	88,426	—
Secured by multi-family residential properties	—	—	—	—	67,917	67,917	—
Secured by non-farm, non-residential properties	137	—	—	137	199,828	199,965	—
Commercial and industrial loans	61	—	300	361	73,200	73,561	—
Consumer loans:							
Direct consumer	250	49	30	329	9,724	10,053	—
Branch retail	257	85	32	374	13,863	14,237	
Indirect	186	55	71	312	266,255	266,567	—
Total	$ 1,691	$ 276	$ 511	$ 2,478	$ 772,644	$ 775,122	$ —
As a percentage of total loans	0.21%	0.04%	0.07%	0.32%	99.68%	100.00%	

The following table provides an aging analysis of past due loans by class as of December 31, 2021:

	As of December 31, 2021						
	30-59 Days Past Due	60-89 Days Past Due	90 Days Or Greater	Total Past Due	Current	Total Loans	Recorded Investment > 90 Days And Accruing
	(Dollars in Thousands)						
Loans secured by real estate:							
Construction, land development and other land loans	$ —	$ —	$ —	$ —	$ 67,048	$ 67,048	$ —
Secured by 1-4 family residential properties	349	23	20	392	72,335	72,727	—
Secured by multi-family residential properties	—	—	—	—	46,000	46,000	—
Secured by non-farm, non-residential properties	403	—	—	403	197,498	197,901	—
Commercial and industrial loans	54	—	234	288	73,659	73,947	—
Consumer loans:							
Direct consumer	652	589	730	1,971	19,718	21,689	—
Branch retail	377	182	206	765	24,927	25,692	
Indirect	43	14	—	57	205,883	205,940	—
Total	$ 1,878	$ 808	$ 1,190	$ 3,876	$ 707,068	$ 710,944	$ —
As a percentage of total loans	0.27%	0.11%	0.17%	0.55%	99.45%	100.00%	

The following table provides an analysis of non-accruing loans by class as of December 31, 2022 and 2021:

	Loans on Non-Accrual Status	
	December 31, 2022	December 31, 2021
	(Dollars in Thousands)	
Loans secured by real estate:		
Construction, land development and other land loans	$ —	$ 2
Secured by 1-4 family residential properties	914	780
Secured by multi-family residential properties	—	—
Secured by non-farm, non-residential properties	—	—
Commercial and industrial loans	605	277
Consumer loans:		
Direct consumer	29	743
Branch retail	32	206
Indirect	71	—
Total loans	$ 1,651	$ 2,008

Impaired Loans

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the related loan agreement. If a loan is impaired, a specific valuation allowance is allocated, if necessary, so that the loan is reported at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the liquidation of the collateral at the Bank. All loans of $0.5 million or more that have a credit quality risk grade of seven or above are identified for impairment analysis. At management's discretion, additional loans may be impaired based on homogeneous factors such as changes in the nature and volume of the portfolio, portfolio quality, adequacy of the underlying collateral value, loan concentrations, historical charge-off trends and economic conditions that may affect the borrower's ability to pay. At ALC, all loans of $50 thousand or more that are 90 days or more past due are identified for impairment analysis. As of both December 31, 2022 and 2021, there were $0.1 million of impaired loans with no related allowance recorded at ALC. Impaired loans, or portions thereof, are charged off when deemed uncollectable.

As of December 31, 2022, the carrying amount of the Company's impaired loans consisted of the following:

| | December 31, 2022 | | |
	Carrying Amount	Unpaid Principal Balance	Related Allowances
	(Dollars in Thousands)		
Impaired loans with no related allowance recorded			
Loans secured by real estate			
Construction, land development and other land loans	$ —	$ —	$ —
Secured by 1-4 family residential properties	568	568	—
Secured by multi-family residential properties	—	—	—
Secured by non-farm, non-residential properties	2,492	2,492	—
Commercial and industrial	2,076	2,076	—
Direct consumer	18	18	—
Total impaired loans with no related allowance recorded	$ 5,154	$ 5,154	$ —
Impaired loans with an allowance recorded			
Loans secured by real estate			
Construction, land development and other land loans	$ —	$ —	$ —
Secured by 1-4 family residential properties	14	14	7
Secured by multi-family residential properties	—	—	—
Secured by non-farm, non-residential properties	—	—	—
Commercial and industrial	353	353	252
Direct consumer	—	—	—
Total impaired loans with an allowance recorded	$ 367	$ 367	$ 259
Total impaired loans			
Loans secured by real estate			
Construction, land development and other land loans	$ —	$ —	$ —
Secured by 1-4 family residential properties	582	582	7
Secured by multi-family residential properties	—	—	—
Secured by non-farm, non-residential properties	2,492	2,492	—
Commercial and industrial	2,429	2,429	252
Direct consumer	18	18	—
Total impaired loans	$ 5,521	$ 5,521	$ 259

As of December 31, 2021, the carrying amount of the Company's impaired loans consisted of the following:

	December 31, 2021		
	Carrying Amount	Unpaid Principal Balance	Related Allowances
	(Dollars in Thousands)		
Impaired loans with no related allowance recorded			
Loans secured by real estate			
Construction, land development and other land loans	$ —	$ —	$ —
Secured by 1-4 family residential properties	630	630	—
Secured by multi-family residential properties	—	—	—
Secured by non-farm, non-residential properties	1,051	1,051	—
Commercial and industrial	823	823	—
Direct consumer	21	21	—
Total impaired loans with no related allowance recorded	$ 2,525	$ 2,525	$ —
Impaired loans with an allowance recorded			
Loans secured by real estate			
Construction, land development and other land loans	$ —	$ —	$ —
Secured by 1-4 family residential properties	16	16	10
Secured by multi-family residential properties	—	—	—
Secured by non-farm, non-residential properties	—	—	—
Commercial and industrial	57	57	57
Direct consumer	—	—	—
Total impaired loans with an allowance recorded	$ 73	$ 73	$ 67
Total impaired loans			
Loans secured by real estate			
Construction, land development and other land loans	$ —	$ —	$ —
Secured by 1-4 family residential properties	646	646	10
Secured by multi-family residential properties	—	—	—
Secured by non-farm, non-residential properties	1,051	1,051	—
Commercial and industrial	880	880	57
Direct consumer	21	21	—
Total impaired loans	$ 2,598	$ 2,598	$ 67

The average net investment in impaired loans and interest income recognized and received on impaired loans during the years ended December 31, 2022 and 2021 was as follows:

	Year Ended December 31, 2022		
	Average Recorded Investment	Interest Income Recognized	Interest Income Received
	(Dollars in Thousands)		
Loans secured by real estate			
Construction, land development and other land loans	$ 87	$ —	$ —
Secured by 1-4 family residential properties	614	14	6
Secured by multi-family residential properties	—	—	—
Secured by non-farm, non-residential properties	1,529	49	48
Commercial and industrial	1,279	8	5
Direct consumer	19	1	1
Total	$ 3,528	$ 72	$ 60

	Year Ended December 31, 2021		
	Average Recorded Investment	Interest Income Recognized	Interest Income Received
	(Dollars in Thousands)		
Loans secured by real estate			
Construction, land development and other land loans	$ —	$ —	$ —
Secured by 1-4 family residential properties	773	31	31
Secured by multi-family residential properties	—	—	—
Secured by non-farm, non-residential properties	2,377	140	108
Commercial and industrial	637	61	40
Direct consumer	22	9	2
Total	$ 3,809	$ 241	$ 181

Loans on which the accrual of interest has been discontinued totaled $1.7 million and $2.0 million as of December 31, 2022 and 2021, respectively. If interest on those loans had been accrued, there would have been $60 thousand and $52 thousand of interest accrued for the years ended December 31, 2022 and 2021, respectively. Interest income related to these loans for the years ended December 31, 2022 and 2021 was $29 thousand and $30 thousand, respectively.

Troubled Debt Restructurings

Troubled debt restructurings include loans with respect to which concessions have been granted to borrowers that generally would not have otherwise been considered had the borrowers not been experiencing financial difficulty. The concessions granted may include payment schedule modifications, interest rate reductions, maturity date extensions, modifications of note structure, principal balance reductions or some combination of these concessions. There were no loans modified with concessions granted during the years ended December 31, 2022 or 2021. Restructured loans may involve loans remaining on non-accrual, moving to non-accrual or continuing on accrual status, depending on the individual facts and circumstances of the borrower. Non-accrual restructured loans are included with all other non-accrual loans. In addition, all accruing restructured loans are reported as troubled debt restructurings. Generally, restructured loans remain on non-accrual until the customer has attained a sustained period of repayment performance under the modified loan terms (generally a minimum of six months). However, performance prior to the restructuring, or significant events that coincide with the restructuring, are considered in assessing whether the borrower can meet the new terms and whether the loan should be returned to or maintained on non-accrual status. If the borrower's ability to meet the revised payment schedule is not reasonably assured, then the loan remains on non-accrual. As of both December 31, 2022 and 2021, the Company did not have any non-accruing loans that were previously restructured and that remained on non-accrual status. For both of the years ended December 31, 2022 and 2021, the Company had no loans that were restored to accrual status based on a sustained period of repayment performance.

The following table provides, as of December 31, 2022 and 2021, the number of loans remaining in each loan category that the Company had previously modified in a troubled debt restructuring, as well as the pre- and post-modification principal balance as of each date.

	December 31, 2022			December 31, 2021		
	Number of Loans	Pre-Modification Outstanding Principal Balance	Post-Modification Principal Balance	Number of Loans	Pre-Modification Outstanding Principal Balance	Post-Modification Principal Balance
		(Dollars in Thousands)				
Loans secured by real estate:						
Secured by 1-4 family residential properties	1	23	12	1	23	12
Secured by non-farm, non-residential properties	2	621	612	2	621	617
Commercial loans	1	71	22	1	71	31
Total	4	$ 715	$ 646	4	$ 715	$ 660

As of December 31, 2022 and 2021, no loans that previously had been modified in a troubled debt restructuring had defaulted subsequent to modification.

Restructured loan modifications primarily included maturity date extensions and payment schedule modifications. There were no modifications to principal balances of the loans that were restructured. Accordingly, there was no impact on the Company's allowance for loan losses resulting from the modifications.

All loans with a principal balance of $0.5 million or more that have been modified in a troubled debt restructuring are considered impaired and evaluated individually for impairment. The nature and extent of impairment of restructured loans, including those that have experienced a subsequent payment default, are considered in the determination of an appropriate level of allowance for loan losses. This evaluation resulted in an allowance for loan losses attributable to such restructured loans of $6 thousand and $7 thousand as of December 31, 2022 and 2021, respectively.

6. OTHER REAL ESTATE OWNED AND REPOSSESSED ASSETS

Other Real Estate Owned

Other real estate and certain other assets acquired in foreclosure are reported at the net realizable value of the property, less estimated costs to sell. The following table summarizes foreclosed property activity during the years ended December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
	(Dollars in Thousands)	
Beginning balance	$ 2,149	$ 949
Additions [1]	411	1,981
Sales proceeds	(2,232)	(1,205)
Gross gains	386	491
Gross losses	(27)	—
Net gains	359	491
Impairment	(1)	(67)
Ending balance	$ 686	$ 2,149

[1] Additions to other real estate owned ("OREO") include transfers from loans, transfers from closed Bank and ALC branches, and capitalized improvements to existing OREO properties.

Valuation adjustments are recorded in other non-interest expense and are primarily post-foreclosure write-downs that are a result of continued declining property values based on updated appraisals or other indications of value, such as offers to purchase. Net realizable value less estimated costs to sell of foreclosed residential real estate held by the Company was $20 thousand and $151 thousand as of December 31, 2022 and 2021, respectively. In addition, the Company did not hold any consumer mortgage loans collateralized by residential real estate that were in the process of foreclosure as of both December 31, 2022 and 2021.

Repossessed Assets

In addition to the other real estate and other assets acquired in foreclosure, the Company also acquires assets through the repossession of the underlying collateral of loans in default. The following table summarizes repossessed asset activity during the years ended December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
	(Dollars in Thousands)	
Beginning balance	$ 154	$ 245
Transfers from loans	887	803
Sales proceeds	(506)	(798)
Gross gains	—	—
Gross losses	(452)	(96)
Net losses	(452)	(96)
Impairment	—	—
Ending balance	$ 83	$ 154

Repossessed assets are included in Other Assets in the Company's consolidated balance sheet.

7. GOODWILL AND OTHER INTANGIBLE ASSETS

The Company recorded $7.4 million of goodwill as a result of its acquisition of The Peoples Bank ("TPB") in 2018. Goodwill impairment was neither indicated nor recorded during the years ended December 31, 2022 or 2021.

Goodwill is tested for impairment annually, or more often if circumstances warrant. If, as a result of impairment testing, it is determined that the implied fair value of goodwill is lower than its carrying amount, impairment is indicated, and goodwill must be written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the consolidated financial statements. Goodwill totaled $7.4 million as of both December 31, 2022 and 2021.

Core deposit premiums are amortized over a seven-year period and are periodically evaluated, at least annually, as to the recoverability of their carrying value. Core deposit premiums of $2.0 million were recorded during 2018 as part of the TPB acquisition.

The Company's goodwill and other intangibles (carrying basis and accumulated amortization) as of December 31, 2022 were as follows:

	December 31, 2022	December 31, 2021
	(Dollars in Thousands)	(Dollars in Thousands)
Goodwill	$ 7,435	$ 7,435
Core deposit intangible:		
Gross carrying amount	2,048	2,048
Accumulated amortization	(1,682)	(1,414)
Core deposit intangible, net	366	634
Total	$ 7,801	$ 8,069

The Company's estimated remaining amortization expense on intangible assets as of December 31, 2022 was as follows:

	Amortization Expense
	(Dollars in Thousands)
2023	195
2024	122
2025	49
Total	$ 366

The net carrying amount of the Company's core deposit assets is not considered recoverable if it exceeds the sum of the undiscounted cash flows expected to result from use and eventual disposition. That assessment is based on the carrying amount of the intangible assets subject to amortization at the date on which it is tested for recoverability. Intangible assets subject to amortization are tested by the Company for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

8.   **PREMISES AND EQUIPMENT**

Premises and equipment and applicable depreciable lives are summarized as follows:

	December 31,	
	2022	2021
	(Dollars in Thousands)	
Land	$ 5,390	$ 5,486
Premises (40 years)	24,880	25,924
Furniture, fixtures and equipment (3-7 years)	15,792	15,629
Total cost of premises and equipment	46,062	47,039
Less accumulated depreciation	(21,623)	(21,916)
Total premises and equipment, net	$ 24,439	$ 25,123

Depreciation expense of $1.6 million and $1.7 million was recorded in 2022 and 2021, respectively.

9. DEPOSITS

As of December 31, 2022, the scheduled maturities of the Company's time deposits were as follows:

	(Dollars in Thousands)
2023	$ 115,494
2024	56,104
2025	63,576
2026	13,274
2027	4,264
Total	$ 252,712

Time deposits greater than $250 thousand totaled $29.5 million and $31.0 million as of December 31, 2022 and 2021, respectively. Included in deposits, the Company held brokered certificates of deposit totaling $62.5 million as of December 31, 2022 and $32.0 million as of December 31, 2021. Deposits from related parties held by the Company totaled $4.1 million and $4.2 million as of December 31, 2022 and 2021, respectively.

10. BORROWINGS

Short-Term Borrowings

Short-term borrowings may consist of federal funds purchased, securities sold under repurchase agreements, and short-term FHLB advances with original maturities of one year or less.

- Federal funds purchased, which represent unsecured lines of credit that generally mature within one to four days, are available to the Bank through arrangements with correspondent banks and the Federal Reserve. As of both December 31, 2022 and 2021, there were no federal funds purchased outstanding.

- Securities sold under repurchase agreements, which are secured borrowings, generally are reflected at the amount of cash received in connection with the transaction. The Bank may be required to provide additional collateral based on the fair value of the underlying securities. The Bank monitors the fair value of the underlying securities on a daily basis. Securities sold under repurchase agreements as of December 31, 2022 and 2021 totaled $38 thousand and $46 thousand, respectively.

- Short-term FHLB advances are secured borrowings available to the Bank as an alternative funding source. As of December 31, 2022 and 2021, the Bank had $20.0 million and $10.0 million in outstanding FHLB advances with original maturities of less than one year, respectively.

Long-Term Borrowings

FHLB Advances

The Company may use FHLB advances with original maturities of more than one year as an alternative to funding sources with similar maturities, such as certificates of deposit or other deposit programs. These advances generally offer more attractive rates than other mid-term financing options. They are also flexible, allowing the Company to quickly obtain the necessary maturities and rates that best suit its overall asset/liability strategy. FHLB advances with an original maturity of more than one year are classified as long-term. As of both December 31, 2022 and 2021, the Company did not have any long-term FHLB advances outstanding.

Subordinated Debt

On October 1, 2021, the Company completed a private placement of $11.0 million in aggregate principal amount of fixed-to-floating rate subordinated notes that will mature on October 1, 2031 (the "Notes"). The Notes bear interest at a rate of 3.50% per annum for the first five years; then the interest rate will be reset quarterly to a benchmark interest rate per annum which,

subject to certain conditions provided in the Notes, will be equal to the then current three-month term Secured Overnight Financing Rate ("SOFR") plus 275 basis points. The Company has used and expects to continue to use the net proceeds for general corporate purposes, which may include the repurchase of the Company's common stock, and to support organic growth plans, including the maintenance of capital ratios. Following receipt of the net proceeds of the Notes, the Company invested $5.0 million into capital surplus of the Bank. As of both December 31, 2022 and 2021, the Notes were recorded as long-term borrowings totaling $10.7 million, net of unamortized debt issuance costs.

	2022	2021
	(Dollars in Thousands)	
Balance at year-end	$ 10,726	$ 10,653
Average balance during the year	$ 10,689	$ 2,682
Maximum month-end balance during the year	$ 10,726	$ 10,653
Average rate paid during the year, including amortization of debt issuance costs	4.20%	4.20%
Weighted average remaining maturity (in years)	8.75	9.75

Available Credit

As an additional funding source, the Company has available unused lines of credit with correspondent banks, the Federal Reserve and the FHLB. Certain of these funding sources are subject to underlying collateral availability. As of December 31, 2022 and 2021, the Company's available unused lines of credit consisted of the following:

Available Unused Lines of Credit	Collateral Requirements	December 31, 2022	December 31, 2021
Correspondent banks	None	$45.0 million	$45.0 million
Federal Reserve (discount window)	Subject to collateral	$15.0 million	$15.0 million
FHLB advances [1]	Subject to collateral	$246.8 million	$237.0 million

(1) These amounts represent the total remaining credit the Company has from the FHLB, but this credit can only be utilized to the extent that underlying collateral exists. Assets pledged (including loans and investment securities) associated with FHLB advances and letters of credit totaled $68.2 million and $66.6 million as of December 31, 2022 and 2021, respectively. The Company's collateral exposure with the FHLB in the form of advances and letters of credit was $50.0 million and $40.0 million as of December 31, 2022 and 2021, respectively, leaving an excess of collateral of $18.2 million and $26.6 million available to utilize for additional credit as of the respective dates.

11. INCOME TAXES

The consolidated provisions for income taxes for the years ended December 31, 2022 and 2021 were as follows:

	2022	2021
	(Dollars in Thousands)	
Federal		
Current	$ 2,025	$ 1,522
Deferred	(291)	(527)
Total federal	1,734	995
State		
Current	490	154
Deferred	(76)	126
Total state	414	280
Total	$ 2,148	$ 1,275

The consolidated tax expense differed from the amount computed by applying the Company's federal statutory income tax rate of 21.0% in 2022 and 2021 as described in the following table:

	2022	2021
	(Dollars in Thousands)	
Income tax expense at federal statutory rate	$ 1,892	$ 1,202
Increase (decrease) resulting from:		
Tax-exempt interest	(76)	(88)
Bank-owned life insurance	(62)	(62)
State income tax expense, net of federal income taxes	329	169
Other	65	54
Total	$ 2,148	$ 1,275

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2022 and 2021 are presented below:

	2022	2021
	(Dollars in Thousands)	
Deferred tax assets:		
Allowance for loan losses	$ 2,333	$ 2,065
Deferred compensation	895	947
Deferred commissions and fees	407	243
Unrealized loss on securities available-for-sale	2,715	—
Unrealized loss on cash flow hedges	—	144
Other	905	862
Total gross deferred tax assets	7,255	4,261
Deferred tax liabilities:		
Premises and equipment	1,288	1,248
Core deposit intangible	91	158
Limited partnerships	94	87
Unrealized gain on securities available-for-sale	—	52
Unrealized gain on cash flow hedges	301	—
Other	341	266
Total gross deferred tax liabilities	2,115	1,811
Net deferred tax asset, included in other assets	$ 5,140	$ 2,450

The Company did not have any federal or state net operating loss carryforwards as of December 31, 2022 or December 31, 2021. The Company files income tax returns with the federal government and several states. The majority of its income is attributable to the states of Alabama and Tennessee. The Company is currently open to audit under the statute of limitations by the Internal Revenue Service and the states in which it filed for the years ended December 31, 2014 through 2022.

As of December 31, 2022, the Company had no unrecognized tax benefits related to federal or state income tax matters and does not anticipate any material increase or decrease in unrecognized tax benefits relative to any tax positions taken prior to December 31, 2022. As of December 31, 2022, the Company had accrued no interest and no penalties related to uncertain tax positions.

12. EMPLOYEE BENEFIT PLANS

The Company sponsors a 401(k) Plan (the "401(k) Plan"). The 401(k) Plan allows participants to defer a portion of their compensation on a pre-tax basis, subject to the statutory annual contribution limit. For 2022 and 2021, the Company made "safe harbor" contributions on behalf of participants in the form of a match that was equal to 100% of each participant's elective deferrals, up to a maximum of 4% of the participant's eligible compensation. The 401(k) Plan also allows the Company to make discretionary matching contributions on behalf of participants equal to 2% of each participant's elective deferrals. No discretionary match was made in 2022 or 2021. The Company's matching contributions to the 401(k) Plan totaled $0.4 million in 2022 and 0.5 million 2021.

Participants can elect to invest up to 20% of incoming contributions (measured at the time of investment) in the 401(k) Plan in the form of Company stock. The 401(k) Plan held 184,987 and 238,514 shares of Company stock as of December 31, 2022 and 2021, respectively. These shares are allocated to participants in the 401(k) Plan and, accordingly, are included in the earnings per share calculations.

13. **DEFERRED COMPENSATION PLANS**

The Company has entered into separate supplemental retirement compensation benefits agreements with certain non-employee directors and former executive officers. These agreements are structured as nonqualified retirement plans for federal income tax purposes. The Company's obligation under these agreements is accrued as deferred compensation in accordance with the terms of the individual contracts over the required service period to the date the employee is eligible to receive benefits. The Company's deferred compensation obligation under these agreements totaled $3.1 million and $3.2 million as of December 31, 2022 and 2021, respectively.

Non-employee directors may elect to defer payment of all or any portion of their Bancshares and Bank director fees under Bancshares' Non-Employee Directors' Deferred Compensation Plan (the "Deferral Plan"). The Deferral Plan permits non-employee directors to invest their directors' fees and to receive the adjusted value of the deferred amounts in cash and/or shares of Bancshares' common stock. Neither Bancshares nor the Bank makes any contribution to participants' accounts under the Deferral Plan. As of December 31, 2022 and 2021, a total of 114,190 and 117,825 shares of Bancshares common stock, respectively, were deferred in connection with the Deferral Plan. All deferred fees, whether in the form of cash or shares of Bancshares common stock, are reflected as compensation expense in the period earned. The Company classifies all deferred directors' fees allocated to be paid in shares as additional paid-in capital. The Company may use issued shares or shares of treasury stock to satisfy these obligations when due.

14. **STOCK AWARDS**

In accordance with the 2013 Incentive Plan, stock awards, including stock options and restricted stock, have been granted to certain employees and non-employee directors. Shares of common stock available for distribution to satisfy the grants may consist, in whole or in part, of authorized and unissued shares, treasury shares or shares reacquired by the Company in any manner. Stock-based compensation expense related to stock awards totaled $0.4 million and $0.3 million for the years ended December 31, 2022 and 2021, respectively.

Stock Options

Stock option awards have been granted with an exercise price equal to the market price of the Company's common stock on the date of the grant and have vesting periods ranging from one to three years, with 10-year contractual terms. The Company recognizes the cost of services received in exchange for stock option awards based on the grant date fair value of the award, with compensation expense recognized on a straight-line basis over the award's vesting period. The fair value of outstanding awards was determined using the Black-Scholes option pricing model at the date of grant. The Company did not grant any stock option awards during the years ended December 31, 2022 and 2021.

The following table summarizes the Company's stock option activity for the periods presented.

	Year Ended			
	December 31, 2022		December 31, 2021	
	Number of Shares	Average Exercise Price	Number of Shares	Average Exercise Price
Options:				
Outstanding, beginning of year	420,250	$ 9.79	421,000	$ 9.79
Granted	—	—	—	—
Exercised	—	—	750	8.23
Forfeited	600	10.86	—	—
Options outstanding, end of year	419,650	$ 9.79	420,250	$ 9.79
Options exercisable, end of year	416,249	$ 9.77	395,678	$ 9.74

The aggregate intrinsic value of stock options outstanding (calculated as the amount by which the market value of underlying stock exceeds the exercise price of the option) was approximately $0.1 million as of December 31, 2022 and $0.6 million as of December 31, 2021.

Restricted Stock

During the years ended December 31, 2022 and 2021, 45,935 shares and 38,430 shares, respectively, of restricted stock were granted. Awards granted to employees had a three-year vesting period, while awards granted to non-employee directors had a one-year vesting period. The Company recognizes the cost of services received in exchange for restricted stock awards based on the grant date closing price of the stock, with compensation expense recognized on a straight-line basis over the award's vesting period.

15. **SHAREHOLDERS' EQUITY**

Dividends are paid at the discretion of the Company's Board of Directors, based on the Company's operating performance and financial position, including earnings, capital and liquidity. Dividends from the Bank are the Company's primary source of funds for the payment of dividends to shareholders. In addition, federal and state regulatory agencies have the authority to prevent the Company from paying a dividend to shareholders. During the year ended December 31, 2022, the Company declared dividends totaling $0.8 million, or $0.14 per share, compared to $0.7 million, or $0.12 per share, during the year ended December 31, 2021.

Regulatory Capital

The Bank is subject to the revised capital requirements as described in the section captioned "Supervision and Regulation – Capital Adequacy" included in Part I, Item I of this report. Under these requirements, the Bank is subject to minimum risk-based capital and leverage capital requirements, which are administered by the federal bank regulatory agencies. These capital requirements, as defined by federal regulations, involve quantitative and qualitative measures of assets, liabilities and certain off-balance sheet instruments. Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements of the Bank and Bancshares, and could impact Bancshares' ability to pay dividends. The Bank's minimum risk-based capital requirements include the fully implemented capital conservation buffer of 2.50%. As of both December 31, 2022 and 2021, the Bank exceeded all applicable minimum capital standards. In addition, the Bank met applicable regulatory guidelines to be considered well-capitalized as of both December 31, 2022 and 2021. To be categorized in this manner, the Bank maintained common equity Tier 1 risk-based capital, Tier 1 risk-based capital, total risk-based capital and Tier 1 leverage ratios as set forth in the tables below. In addition, the Bank was not subject to any written agreement, order, capital directive or prompt corrective action directive issued by its primary federal regulator to meet and maintain a specific level for any capital measures.

The following tables provide the Bank's actual regulatory capital amounts and ratios under regulatory capital standards in effect (Basel III) at December 31, 2022 and 2021:

	2022			
	Actual Regulatory Capital		**Minimum**	**To Be Well**
	Amount	**Ratio**	**Requirement**	**Capitalized**
	(Dollars in Thousands)			
Common equity Tier 1 capital (to risk-weighted assets)	$ 92,853	11.07%	7.00%	6.50%
Tier 1 capital (to risk-weighted assets)	92,853	11.07%	8.50%	8.00%
Total capital (to risk-weighted assets)	102,275	12.19%	10.50%	10.00%
Tier 1 leverage (to average assets)	92,853	9.39%	4.00%	5.00%

	2021			
	Actual Regulatory Capital		**Minimum**	**To Be Well**
	Amount	**Ratio**	**Requirement**	**Capitalized**
	(Dollars in Thousands)			
Common equity Tier 1 capital (to risk-weighted assets)	$ 87,379	11.36%	7.00%	6.50%
Tier 1 capital (to risk-weighted assets)	87,379	11.36%	8.50%	8.00%
Total capital (to risk-weighted assets)	95,699	12.44%	10.50%	10.00%
Tier 1 leverage (to average assets)	87,379	9.17%	4.00%	5.00%

No significant conditions or events have occurred since December 31, 2022 that management believes have affected the Bank's classification as "well-capitalized." Because of the size of the Company's balance sheet, there is currently no requirement for separate reporting of capital amounts and ratios for Bancshares. Accordingly, such amounts and ratios are not included.

Under the FDIC's final rule establishing the methodology for calculating deposit insurance assessments for banks with less than $10 billion in assets, the rate is determined based on a number of factors, including the bank's CAMELS ratings, leverage ratio, net income, non-performing loan ratios, OREO ratios, core deposit ratios, one-year organic asset growth and a loan mix index. The CAMELS rating system is a supervisory rating system developed to classify a bank's overall condition by taking into account capital adequacy, assets, management capability, earnings, liquidity and sensitivity to market and interest rate risk. The loan mix index component of the assessment model requires banks to calculate each of their loan categories as a percentage of assets and then multiply each category by a standardized historical charge-off rate percentage provided by the FDIC, with a higher index leading to a higher assessment rate. The rule implements maximum assessment rates for institutions with a composite CAMELS rating of 1 or 2 and minimum rates for institutions with a rating of 3, 4 or 5.

Dividend Restrictions

Under Delaware law, dividends may be paid only out of "surplus," defined as an amount equal to the present fair value of the total assets of the corporation, minus the present fair value of the total liabilities of the corporation, minus the capital of the corporation. In the event that there is no surplus, dividends may be paid out of the net profits of the corporation for the fiscal year in which the dividend is declared and/or the immediately preceding fiscal year. Dividends may not be paid, however, out of net profits of the corporation if the capital represented by the issued and outstanding stock of all classes having a preference on the distribution of assets is impaired. Further, the Federal Reserve permits bank holding companies to pay dividends only out of current earnings and only if future retained earnings would be consistent with the company's capital, asset quality and financial condition.

Since it has no significant independent sources of income, Bancshares' ability to pay dividends depends on its ability to receive dividends from the Bank. Under Alabama law, a state-chartered bank must annually transfer to surplus at least 10% of its "net earnings" (defined as the remainder of all earnings from current operations plus actual recoveries on loans and investments and other assets, less all current operating expenses, actual losses, accrued dividends on preferred stock and all federal, state and local taxes) until the bank's surplus is at least 20% of its capital. Until the bank's surplus reaches this level, a bank may not declare a dividend in excess of 90% of its net earnings. Once a bank's surplus equals or exceeds 20% of its capital, if the total of all dividends declared by the bank in a calendar year will exceed the sum of its net earnings for that year and its retained net earnings for the preceding two years (less any required transfers to surplus), then the bank must obtain prior written approval from the Superintendent of the Alabama State Banking Department. The bank may not pay any dividends or make any withdrawals or transfers from surplus without the prior written approval of the Superintendent. The FDIC prohibits the payment of cash dividends if (1) as a result of such payment, the bank would be undercapitalized or (2) the bank is in default with respect to any assessment due to the FDIC, including a deposit insurance assessment. These restrictions could materially influence the Bank's, and therefore Bancshares', ability to pay dividends.

16. **LEASES**

The Bank and ALC are involved in a number of operating leases, primarily for branch locations. Branch leases have remaining lease terms ranging from two years to six years, some of which include options to extend the leases for up to five years, and some of which include an option to terminate the lease within one year. The Bank leases certain office facilities to third parties and classifies these leases as operating leases.

The following table provides a summary of the components of lease income and expense, as well as the reporting location in the Consolidated Statements of Operations for the years ended December 31, 2022 and 2021:

		Year Ended	
	Location	December 31, 2022	December 31, 2021
		(Dollars in Thousands)	
Operating lease expense [1]	Net occupancy and equipment	$ 434	$ 999
Operating lease income [2]	Lease income	$ 864	$ 830

[1] Includes short-term lease costs. For the years ended December 31, 2022 and 2021, short-term lease costs were nominal in amount.
[2] Operating lease income includes rental income from owned properties.

The following table provides supplemental lease information for operating leases on the Consolidated Balance Sheet as of December 31, 2022:

	Location	December 31, 2022	December 31, 2021
		(Dollars in Thousands)	(Dollars in Thousands)
Operating lease right-of-use assets	Other assets	$ 1,883	$ 2,245
Operating lease liabilities	Other liabilities	$ 1,961	$ 2,317
Weighted-average remaining lease term (in years)		5.03	5.90
Weighted-average discount rate		3.30%	3.29%

The following table provides supplemental lease information for the Consolidated Statements of Cash Flows for the years ended December 31, 2022 and 2021:

	Year Ended	
	December 31, 2022	December 31, 2021
	(Dollars in Thousands)	
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 427	$ 859

The following table is a schedule of remaining future minimum lease payments for operating leases that had an initial or remaining non-cancellable lease term in excess of one year as of December 31, 2022:

	Minimum Rental Payments (Dollars in Thousands)
2023	$ 432
2024	438
2025	339
2026	346
2027	353
2028 and thereafter	238
Total future minimum lease payments	$ 2,146
Less: Imputed interest	185
Total	$ 1,961

17. DERIVATIVE FINANCIAL INSTRUMENTS

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity and credit risk, primarily by managing the amount, sources and duration of certain balance sheet assets and liabilities. In the normal course of business, the Company also uses derivative financial instruments to add stability to interest income or expense and to manage its exposure to movements in interest rates. The Company does not use derivatives for trading or speculative purposes and only enters into transactions that have a qualifying hedge relationship. The Company's hedging strategies involving interest rate derivatives are classified as either cash flow hedges or fair value hedges, depending upon the rate characteristic of the hedged item.

Cash Flow Hedges

The Bank has entered into forward interest rate swap contracts on certain variable-rate money market deposit accounts (indexed to the Federal Funds effective rate's daily weighted average). The money market account balances are expected to exceed the notional amount for the duration of the hedges and the rates on these deposits are anticipated to move closely with changes in one-month LIBOR, or a comparable benchmark interest rate. These interest rate swaps were designated as derivative instruments in cash flow hedges with the objective of converting the floating interest payments to a fixed rate. Under the swap arrangements, the Bank pays a fixed interest rate and receives a variable interest rate based on one-month LIBOR, or a comparable benchmark interest rate, on the notional amount, with monthly net settlements.

Fair Value Hedges

The Bank has entered into forward interest rate swap contracts on fixed rate commercial real estate loans. The interest rate swaps were designated as derivative instruments in fair value hedges with the objective of effectively converting pools of fixed rate assets to variable rate throughout the hedge durations. Under the swap arrangements, the Bank pays a fixed interest rate and receives a variable interest rate based on one-month LIBOR, or a comparable benchmark interest rate, on the notional amount, with monthly net settlements. The Bank recognized no gains or losses on the fair value hedges during the years ended December 31, 2022 and 2021.

Terminated Hedges

Cash Flow Hedge Terminated in 2022

During the second quarter of 2022, the Bank terminated a forward interest rate swap contract on a variable FHLB advance that was previously designated as a cash flow hedge. The termination of the swap resulted in a net deferred gain of $0.3 million which will remain in accumulated other comprehensive income and be reclassified into earnings over the original term of the interest rate swap contract. During the year ended December 31, 2022, a gain of $70 thousand, net of income taxes, was reclassified from other comprehensive income (loss) related to the terminated contract. There were no gains or losses reclassified from other comprehensive income (loss) related to cash flow hedges for the year ended December 31, 2021.

Hedges Terminated Subsequent to December 31, 2022

Subsequent to December 31, 2022, the Company terminated all four interest rate swap contracts that were in place as of December 31, 2022 and recorded deferred gains totaling $2.2 million associated with the terminations. The purpose of the terminations was to partially mitigate interest rate risk in downward interest rate scenarios. The deferred gains will be accreted to net interest income over the remaining life of the original term of each swap.

Presentation

The Company has elected to offset derivative fair value amounts under master netting agreements, given that all of the Company's hedges are with the same counterparty.

The following table reflects the notional amount and fair value of derivative instruments included on the Company's Consolidated Balance Sheets on a net basis as of December 31, 2022 and 2021.

	As of December 31, 2022		As of December 31, 2021	
		Estimated Fair Value		Estimated Fair Value
	Notional Amount	Gain (Loss) [1]	Notional Amount	Gain (Loss) [1]
		(Dollars in Thousands)		
Derivatives designated as hedging instruments:				
Fair value hedges:				
Interest rate swaps related to fixed rate commercial real estate loans	$ 20,000	$ 1,101	$ 20,000	$ (198)
Total fair value hedges		1,101		(198)
Cash flow hedges:				
Interest rate swaps related to variable-rate money market deposit accounts	20,000	1,205	20,000	(472)
Interest rate swaps related to FHLB advances	—	—	10,000	(104)
Total cash flow hedges		1,205		(576)
Total hedges designated as hedging instruments, net		$ 2,306		$ (774)

[1] Derivatives in a gain position are recorded as other assets and derivatives in a loss position are recorded as other liabilities in the consolidated balance sheets.

The Company has elected the last-of-layer method with respect to both of its fair value hedges. This approach allows the Company to designate as the hedged item a stated amount of the assets that are not expected to be affected by prepayments, defaults and other factors affecting the timing and amount of cash flows. Relative to the identified pools of loans, this represents the last dollar amount of the designated commercial loans, which is equivalent to the notional amounts of the derivative instruments.

The following amounts were recorded on the balance sheet related to cumulative basis adjustments for fair value hedges:

Location in the Consolidated Balance Sheet in Which the Hedged Item is Included	Carrying Amount of the Hedged Assets		Cumulative Amount of Fair Value Hedging Adjustment Included in the Carrying Amount of the Hedged Assets	
	December 31, 2022			
	(Dollars in Thousands)			
Loans and leases, net of allowance for loan and lease losses [1]	$	32,233	$	1,101

[1] These amounts include the amortized cost basis of closed portfolios used to designate hedging relationships in which the hedged item is the last layer expected to be remaining at the end of the hedging relationship. As of December 31, 2022, the amortized cost basis of the closed portfolios used in these hedging relationships was $33.3 million, the cumulative basis adjustments associated with these hedging relationships were $1.1 million, and the amounts of the designated hedged items were $20 million.

The following table presents the effect of hedging derivative instruments on the Company's Consolidated Statements of Operations.

	Location in the Consolidated Statements of Operations	Year Ended December 31,			
		2022		2021	
		(Dollars in Thousands)			
Interest income	Interest and fees on loans	$	75	$	(253)
Interest expense	Interest on deposits		56		(127)
Interest expense	Interest on short-term borrowings		(5)		(333)
	Net increase (decrease) to income before income taxes	$	126	$	(713)

18. SEGMENT REPORTING

In the tables below, information is disclosed for the two reportable operating segments of Bancshares: the Bank and ALC. The reportable segments were determined using the internal management reporting system. These segments comprise Bancshares' and the Bank's significant subsidiaries. The accounting policies for each segment are the same as those described in Note 2, "Summary of Significant Accounting Policies." The segment results include certain overhead allocations and intercompany transactions that were recorded at current market prices. All intercompany transactions have been eliminated to determine the consolidated balances. The parent company and FUSB Reinsurance are included in the "All Other" column. The results for the two reportable segments of the Company are included in the tables below:

| | | 2022 | | | |
	Bank	ALC	All Other	Eliminations	Consolidated
			(Dollars in Thousands)		
Total interest income	$ 37,510	$ 4,716	$ 5	$ (1,034)	$ 41,197
Total interest expense	3,803	1,029	458	(1,034)	4,256
Net interest income	33,707	3,687	(453)	—	36,941
Provision for loan and lease losses	1,338	1,970	—	—	3,308
Net interest income after provision	32,369	1,717	(453)	—	33,633
Total non-interest income	3,535	204	8,091	(8,379)	3,451
Total non-interest expense	25,278	1,751	1,238	(195)	28,072
Income (loss) before income taxes	10,626	170	6,400	(8,184)	9,012
Provision for income taxes	2,475	45	(372)	—	2,148
Net income (loss)	$ 8,151	$ 125	$ 6,772	$ (8,184)	$ 6,864
Other significant items:					
Total assets	$ 998,727	$ 19,772	$ 101,072	$ (124,904)	$ 994,667
Total investment securities	132,657	—	—	—	132,657
Total loans, net	763,941	18,810	—	(18,300)	764,451
Goodwill and core deposit intangible, net	7,801	—	—	—	7,801
Investment in subsidiaries	—	—	93,414	(93,414)	—
Fixed asset additions	1,262	—	—	—	1,262
Depreciation and amortization expense	1,579	35	—	—	1,614
Total interest income from external customers	36,481	4,716	—	—	41,197
Total interest income from affiliates	1,029	—	5	(1,034)	—

| | | 2021 | | | |
	Bank	ALC	All Other	Eliminations	Consolidated
			(Dollars in Thousands)		
Total interest income	$ 32,537	$ 9,019	$ 7	$ (1,642)	$ 39,921
Total interest expense	2,842	1,635	115	(1,642)	2,950
Net interest income	29,695	7,384	(108)	—	36,971
Provision for loan and lease losses	1,515	495	—	—	2,010
Net interest income after provision	28,180	6,889	(108)	—	34,961
Total non-interest income	3,206	576	5,697	(5,958)	3,521
Total non-interest expense	25,188	6,599	1,421	(452)	32,756
Income (loss) before income taxes	6,198	866	4,168	(5,506)	5,726
Provision for income taxes	1,305	221	(251)	—	1,275
Net income (loss)	$ 4,893	$ 645	$ 4,419	$ (5,506)	$ 4,451
Other significant items:					
Total assets	$ 961,572	$ 40,924	$ 106,247	$ (150,441)	$ 958,302
Total investment securities	134,238	—	81	—	134,319
Total loans, net	699,600	39,499	—	(39,069)	700,030
Goodwill and core deposit intangible, net	8,069	—	—	—	8,069
Investment in subsidiaries	—	—	95,172	(95,172)	—
Fixed asset additions	816	6	—	—	822
Depreciation and amortization expense	1,613	79	—	—	1,692
Total interest income from external customers	30,902	9,019	—	—	39,921
Total interest income from affiliates	1,635	—	7	(1,642)	—

On September 3, 2021, the Company announced that, effective immediately, ALC had ceased new business development and permanently closed its 20 branch lending locations in Alabama and Mississippi to the public. See Note 3 for additional discussion.

19. OTHER OPERATING INCOME AND EXPENSE

Other operating income for the years ended December 31, 2022 and 2021 consisted of the following:

	Year Ended December 31,	
	2022	**2021**
	(Dollars in Thousands)	
Bank-owned life insurance	$ 451	$ 439
Credit insurance commissions and fees	$ (93)	$ 192
ATM fee income	532	577
Mortgage fees from secondary market	17	23
Wire transfer fees	52	64
Gain on sales of premises and equipment and other assets	301	19
Other income	256	286
Total	$ 1,516	$ 1,600

Other operating expense for the years ended December 31, 2022 and 2021 consisted of the following:

	Year Ended December 31,	
	2022	**2021**
	(Dollars in Thousands)	
Postage, stationery and supplies	$ 614	$ 802
Telephone/data communication	682	903
Advertising and marketing	189	167
Travel and business development	225	147
Collection and recoveries	261	168
Other services	323	322
Insurance expense	566	635
FDIC insurance and state assessments	684	726
Loss on sales of premises and equipment and other assets	69	150
Core deposit intangible amortization	268	341
Other real estate/foreclosure expense, net	(331)	(371)
Other expense	2,124	2,114
Total	$ 5,674	$ 6,104

20. GUARANTEES, COMMITMENTS AND CONTINGENCIES

The Bank's exposure to credit loss in the event of nonperformance by the other party for commitments to make loans and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making these commitments as it does for on-balance sheet instruments. For interest rate swap transactions and commitments to purchase or sell securities for forward delivery, the contract or notional amounts do not represent exposure to credit loss. The Bank controls the credit risk of these derivative instruments through credit approvals, limits and monitoring procedures. Certain derivative contracts have credit risk for the carrying value plus the amount to replace such contracts in the event of counterparty default. All of the Bank's financial instruments are held for risk management and not for trading purposes. During the years ended December 31, 2022 and 2021, there were no credit losses associated with derivative contracts.

In the normal course of business, there are outstanding commitments and contingent liabilities, such as commitments to extend credit, letters of credit and other commitments, that are not included in the consolidated financial statements. The financial instruments involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recognized in the financial statements. A summary of these commitments and contingent liabilities is presented below:

	December 31,	
	2022	**2021**
	(Dollars in Thousands)	
Standby letters of credit	$ —	$ —
Standby performance letters of credit	$ 556	$ 582
Commitments to extend credit	$ 186,169	$ 164,247

Standby letters of credit and standby performance letters of credit are contingent commitments issued by the Bank generally to guarantee the performance of a customer to a third party. The Bank has recourse against the customer for any amount that it is required to pay to a third party under a standby letter of credit or standby performance letter of credit. Revenues are recognized

over the lives of the standby letters of credit and standby performance letters of credit. As of December 31, 2022 and 2021, the potential amounts of future payments that the Bank could be required to make under its standby letters of credit and standby performance letters of credit, which represent the Bank's total credit risk in these categories, are included in the table above.

A commitment to extend credit is an agreement to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon the extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

The Company is self-insured for a significant portion of employee health benefits. However, the Company maintains stop-loss coverage with third-party insurers to limit the Company's individual claim and total exposure related to self-insurance. The Company estimates accrued liability for the ultimate costs to settle known claims, as well as claims incurred but not yet reported, as of the balance sheet date. The Company's recorded estimated liability for self-insurance is based on the insurance companies' incurred loss estimates and management's judgment, including assumptions and evaluation of factors related to the frequency and severity of claims, the Company's claims development history and the Company's claims settlement practices. The assessment of loss contingencies and self-insurance reserves is a highly subjective process that requires judgments about future events. Contingencies are reviewed at least quarterly to determine the adequacy of self-insurance accruals. Self-insurance accruals totaled $0.2 million as of both December 31, 2022 and 2021. The ultimate settlement of loss contingencies and self-insurance reserves may differ significantly from amounts accrued in the Company's consolidated financial statements.

Litigation

The Company is party to certain ordinary course litigation from time to time, and the Company intends to vigorously defend itself in all such litigation. In the opinion of the Company, based on review and consultation with legal counsel, the outcome of such ordinary course litigation should not have a material adverse effect on the Company's consolidated financial statements or results of operations.

21.   FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company follows a uniform framework for estimating and classifying the fair value of financial instruments. The assumptions used in the estimation of the fair value of the Company's financial instruments are detailed below. The following disclosures should not be considered a representation of the liquidation value of the Company, but rather represent a good-faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination or issuance.

Fair Value Hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing market participants at the measurement date. In determining fair value, the Company uses various methods, including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair value. Assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

- Level 1 — Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange or Nasdaq. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

- Level 2 — Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third-party pricing services for identical or similar assets or liabilities.

- Level 3 — Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer or broker-traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The Company rarely transfers assets and liabilities measured at fair value between Level 1 and Level 2 measurements. Trading account assets and securities available-for-sale may be periodically transferred to or from Level 3 valuation based on management's conclusion regarding the best method of pricing for an individual security. Such transfers are accounted for as if they occurred at the beginning of a reporting period. There were no such transfers during the years ended December 31, 2022 or 2021.

Fair Value Measurements on a Recurring Basis

Securities Available-for-Sale

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include exchange-traded equities. Level 2 securities include U.S. Treasury and agency securities, mortgage-backed agency securities, obligations of states and political subdivisions and certain corporate, asset-backed and other securities. Level 2 fair values are obtained from quoted prices of securities with similar characteristics. In certain cases, where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.

Interest Rate Derivative Agreements

Interest rate derivative agreements are used by the Company to mitigate risk associated with changes in interest rates. The fair value of these agreements is based on information obtained from third-party financial institutions. This information is periodically evaluated by the Company and, as necessary, corroborated against other third-party valuations. The Company classifies these derivative assets within Level 2 of the valuation hierarchy.

The following table presents assets and liabilities measured at fair value on a recurring basis as of December 31, 2022 and 2021.

	Fair Value Measurements as of December 31, 2022 Using			
	Totals At December 31, 2022	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(Dollars in Thousands)		
Investment securities, available-for-sale				
Mortgage-backed securities:				
Residential	$ 43,957	$ —	$ 43,957	$ —
Commercial	11,693	—	11,693	—
Obligations of U.S. government-sponsored agencies	4,270	—	4,270	—
Obligations of states and political subdivisions	2,072	—	2,072	—
Corporate notes	15,921		14,921	1,000
U.S. Treasury securities	52,882	52,882	—	—
Other assets - derivatives	2,306	—	2,306	—

	Fair Value Measurements as of December 31, 2021 Using			
	Totals At December 31, 2021	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(Dollars in Thousands)		
Investment securities, available-for-sale				
Mortgage-backed securities:				
Residential	$ 46,228	$ —	$ 46,228	$ —
Commercial	24,971	—	24,971	—
Obligations of U.S. government-sponsored agencies	5,192	—	5,182	10
Obligations of states and political subdivisions	4,317	—	4,317	—
Corporate notes	15,482		15,482	—
U.S. Treasury securities	34,693	34,693	—	—
Other liabilities - derivatives	774	—	774	—

Fair Value Measurements on a Non-recurring Basis

Impaired Loans

Loans that are considered impaired are loans for which, based on current information and events, it is probable that the Company will be unable to collect all principal and interest payments due under the contractual terms of the loan agreement. Impaired loans can be measured based on the present value of expected payments using the loan's original effective rate as the discount rate, the loan's observable market price or the fair value of the collateral less estimated selling cost if the loan is collateral-dependent. For the Company, the fair value of impaired loans is primarily measured based on the value of the collateral securing the loans (typically real estate). The Company determines the fair value of the collateral based on independent appraisals performed by qualified licensed appraisers. The appraisals may include a single valuation approach or a combination of approaches, including comparable sales and income approaches. Appraised values are discounted for estimated costs to sell and may be discounted further based on management's knowledge of the collateral, changes in market conditions since the most recent appraisal and/or management's knowledge of the borrower and the borrower's business. Such discounts by management are subjective and are typically significant unobservable inputs for determining fair value. Impaired loans are evaluated by management for additional impairment at least quarterly and are adjusted accordingly.

OREO and Other Assets Held-for-Sale

OREO consists of properties obtained through foreclosure or in satisfaction of loans and is recorded at net realizable value, less estimated cost to sell. Estimates of fair value are generally based on third-party appraisals of the property and are classified within Level 3 of the fair value hierarchy. The appraisals are sometimes discounted based on management's knowledge of the property and/or changes in market conditions from the date of the most recent appraisal. Such discounts are typically significant unobservable inputs for determining fair value.

As of both December 31, 2022 and 2021, included within OREO were certain assets that were formerly included as premises and equipment but have been removed from service, and as of the balance sheet date, were designated as assets to be disposed of by sale. These include assets associated with branches of the Bank and ALC that have been closed. When an asset is designated as held-for-sale, the Company ceases depreciation of the asset, and the asset is recorded at the lower of its carrying amount or fair value less estimated cost to sell. Estimates of fair value are generally based on third-party appraisals of the property and are classified within Level 3 of the fair value hierarchy. The appraisals are sometimes discounted based on management's knowledge of the property and/or changes in market conditions from the date of the most recent appraisal. Such discounts are typically unobservable inputs for determining fair value.

The following table presents the balances of impaired loans, OREO and other assets held-for-sale measured at fair value on a non-recurring basis as of December 31, 2022 and 2021:

	Totals At December 31, 2022	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	Fair Value Measurements as of December 31, 2022 Using			
	(Dollars in Thousands)			
Impaired loans	$ 108	$ —	$ —	$ 108
OREO and other assets held-for-sale	686	—	—	686

	Totals At December 31, 2021	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	Fair Value Measurements as of December 31, 2021 Using			
	(Dollars in Thousands)			
Impaired loans	$ 6	$ —	$ —	$ 6
OREO and other assets held-for-sale	2,149	—	—	2,149

Non-recurring Fair Value Measurements Using Significant Unobservable Inputs

The following table presents information regarding assets and liabilities measured at fair value using significant unobservable inputs (Level 3) as of December 31, 2022. The table includes the valuation techniques and the significant unobservable inputs utilized. The range of each unobservable input and the weighted average within the range utilized as of December 31, 2022 are both included. Following the table is a description of the valuation technique and the sensitivity of the technique to changes in the significant unobservable input.

	Fair Value December 31, 2022 (Dollars in Thousands)	Valuation Technique	Unobservable Input	Quantitative Range of Unobservable Inputs (Weighted Average)
	Level 3 Significant Unobservable Input Assumptions			
Non-recurring fair value measurements:				
Impaired loans	$ 108	Multiple data points, including discount to appraised value of collateral based on recent market activity	Appraisal comparability adjustment (discount)	9%-10% (9.5)%
OREO and other assets held-for-sale	$ 686	Discount to appraised value of property based on recent market activity for sales of similar properties	Appraisal comparability adjustment (discount)	9%-10% (9.5)%

Impaired loans

Impaired loans are valued based on multiple data points indicating the fair value for each loan. The primary data point is the appraisal value of the underlying collateral, to which a discount is applied. Management establishes this discount or comparability adjustment based on recent sales of similar property types. As liquidity in the market increases or decreases, the comparability adjustment and the resulting asset valuation are impacted.

OREO

OREO under a binding contract for sale is valued based on contract price. If no sales contract is pending for a specific property, management establishes a comparability adjustment to the appraised value based on historical activity, considering proceeds for properties sold versus the corresponding appraised value. Increases or decreases in realization for properties sold impact the comparability adjustment for similar assets remaining on the balance sheet.

Other Assets Held-for-Sale

Assets designated as held-for-sale that are under a binding contract are valued based on the contract price. If no sales contract is pending for a specific property, management establishes a comparability adjustment to the appraised value based on historical activity, considering proceeds for properties sold versus the corresponding appraised value. Increases or decreases in realization for properties sold impact the comparability adjustment for similar assets remaining on the balance sheet.

Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

> **Cash, due from banks and federal funds sold:** The carrying amount of cash, due from banks and federal funds sold approximates fair value.

> **Federal Home Loan Bank stock:** Based on the redemption provision of the FHLB, the stock has no quoted market value and is carried at cost.

> **Investment securities:** Fair values of investment securities are based on quoted market prices where available. If quoted market prices are not available, estimated fair values are based on market prices of comparable instruments.

> **Derivative instruments:** The fair value of derivative instruments is based on information obtained from a third-party financial institution. This information is periodically evaluated by the Company and, as necessary, corroborated against other third-party information.

> **Accrued interest receivable and payable:** The carrying amount of accrued interest approximates fair value.

> **Loans, net:** The fair value of loans is estimated on an exit price basis incorporating contractual cash flow, prepayment discount spreads, credit loss and liquidity premiums.

> **Demand and savings deposits:** The fair values of demand deposits are equal to the carrying value of such deposits. Demand deposits include non-interest-bearing demand deposits, savings accounts, NOW accounts and money market demand accounts.

> **Time deposits:** The fair values of relatively short-term time deposits are equal to their carrying values. Discounted cash flows are used to value long-term time deposits. The discount rate used is based on interest rates currently offered by the Company on comparable deposits as to amount and term.

> **Short-term borrowings:** These borrowings may consist of federal funds purchased, securities sold under agreements to repurchase and the floating rate borrowings from the FHLB account. Due to the short-term nature of these borrowings, fair values approximate carrying values.

> **Long-term borrowings:** The fair value of this debt is estimated using discounted cash flows based on the Company's current incremental borrowing rate for similar types of borrowing arrangements as of the determination date.

Off-balance sheet instruments: The carrying amount of commitments to extend credit and standby letters of credit approximates fair value. The carrying amount of the off-balance sheet financial instruments is based on fees currently charged to enter into such agreements.

The estimated fair value and related carrying or notional amounts, as well as the level within the fair value hierarchy, of the Company's financial instruments as of December 31, 2022 and 2021 were as follows:

| | December 31, 2022 | | | | |
	Carrying Amount	Estimated Fair Value	Level 1	Level 2	Level 3
	(Dollars in Thousands)				
Assets:					
Cash and cash equivalents	$ 30,152	$ 30,152	$ 30,152	$ —	$ —
Investment securities available-for-sale	130,795	130,795	52,882	76,913	1,000
Investment securities held-to-maturity	1,862	1,769	—	1,769	—
Federal funds sold	1,768	1,768	—	1,768	—
Federal Home Loan Bank stock	1,359	1,359	—	—	1,359
Loans, net of allowance for loan losses	764,451	730,961	—	—	730,961
Liabilities:					
Deposits	870,025	788,161	—	788,161	—
Short-term borrowings	20,038	20,038	—	20,038	—
Long-term borrowings	10,726	9,702		9,702	
Other assets - derivatives	2,306	2,306	—	2,306	—

| | December 31, 2021 | | | | |
	Carrying Amount	Estimated Fair Value	Level 1	Level 2	Level 3
	(Dollars in Thousands)				
Assets:					
Cash and cash equivalents	$ 61,244	$ 61,244	$ 61,244	$ —	$ —
Investment securities available-for-sale	130,883	130,883	34,612	96,260	11
Investment securities held-to-maturity	3,436	3,477	—	3,477	—
Federal funds sold	82	82	—	82	—
Federal Home Loan Bank stock	870	870	—	—	870
Loans, net of allowance for loan losses	700,030	694,744	—	—	694,744
Liabilities:					
Deposits	838,126	837,439	—	837,439	—
Short-term borrowings	10,046	10,046	—	10,046	—
Long-term borrowings	10,653	10,804		10,804	
Other liabilities - derivatives	774	774	—	774	—

22.   **FIRST US BANCSHARES, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION**

Balance Sheets

	Year Ended December 31,	
	2022	2021
	(Dollars in Thousands)	
Assets:		
Cash on deposit	$ 2,855	$ 5,890
Investment in subsidiaries	93,414	95,172
Other assets	78	83
Total assets	$ 96,347	$ 101,145
Liabilities:		
Other liabilities	$ 485	$ 428
Long-term borrowings	10,726	10,653
Shareholders' equity	85,136	90,064
Total liabilities and shareholders' equity	$ 96,347	$ 101,145

Statements of Operations

	Year Ended December 31,	
	2022	2021
	(Dollars in Thousands)	
Income:		
Dividend income, First US Bank	$ 3,463	$ 1,570
Total income	3,463	1,570
Expense	1,320	1,055
Gain before equity in undistributed income of subsidiaries	2,143	515
Equity in undistributed income of subsidiaries	4,721	3,936
Net income	$ 6,864	$ 4,451

Statements of Cash Flows

	Year Ended December 31,	
	2022	2021
	(Dollars in Thousands)	
Cash flows from operating activities:		
Net income	$ 6,864	$ 4,451
Adjustments to reconcile net income to net cash provided by operating activities:		
Distributions in excess of undistributed income of subsidiaries	(4,721)	(3,936)
Change in other assets and liabilities	135	580
Net cash provided by operating activities	2,278	1,095
Cash flows from investing activities:		
Investment in subsidiaries	-	(5,000)
Net cash used in investing activities	—	(5,000)
Cash flows from financing activities:		
Net proceeds from long-term borrowings	-	10,653
Net share-based compensation transactions	-	(7)
Dividends paid	(832)	(745)
Treasury stock repurchases	(4,481)	(525)
Net cash provided by (used in) in financing activities	(5,313)	9,376
Net increase (decrease) in cash	(3,035)	5,471
Cash at beginning of year	5,890	419
Cash at end of year	$ 2,855	$ 5,890

23. **QUARTERLY DATA (UNAUDITED)**

	Year Ended December 31,							
	2022				2021			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(Dollars in Thousands)							
Interest income	$ 11,621	$ 10,670	$ 9,525	$ 9,381	$ 9,987	$ 10,030	$ 10,059	$ 9,845
Interest expense	1,730	1,155	699	672	727	695	747	781
Net interest income	9,891	9,515	8,826	8,709	9,260	9,335	9,312	9,064
Provision for loan and lease losses	527	1,165	895	721	493	618	498	401
Net interest income after provision for loan and lease losses	9,364	8,350	7,931	7,988	8,767	8,717	8,814	8,663
Non-interest:								
Income	678	1,088	856	829	865	896	809	951
Expense	7,106	7,032	6,878	7,056	7,414	8,547	8,399	8,396
Income before income taxes	2,936	2,406	1,909	1,761	2,218	1,066	1,224	1,218
Provision for income taxes	708	546	494	400	507	229	271	268
Net income after taxes	$ 2,228	$ 1,860	$ 1,415	$ 1,361	$ 1,711	$ 837	$ 953	$ 950
Earnings per common share:								
Basic earnings	$ 0.37	$ 0.31	$ 0.23	$ 0.22	$ 0.27	$ 0.13	$ 0.15	$ 0.15
Diluted earnings	$ 0.35	$ 0.29	$ 0.22	$ 0.20	$ 0.25	$ 0.13	$ 0.14	$ 0.14

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures and Changes in Internal Control over Financial Reporting

Bancshares maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in Bancshares' Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to Bancshares' management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Bancshares' management carried out an evaluation, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of Bancshares' disclosure controls and procedures (as such term is defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act) as of December 31, 2022, pursuant to the evaluation of these controls and procedures required by Rule 13a-15 of the Exchange Act. Based on that evaluation, Bancshares' management concluded, as of December 31, 2022, that Bancshares' disclosure controls and procedures are effective at the reasonable assurance level to ensure that the information required to be disclosed in Bancshares' periodic filings with the Securities and Exchange Commission is recorded, processed, summarized and reported within the time periods specified.

There were no changes in Bancshares' internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, Bancshares' internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

This report is included in Item 8 beginning on page 47 and is incorporated herein by reference.

Item 9B. Other Information.

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance.

Bancshares has adopted a Code of Business Conduct and Ethics for directors, officers (including its Chief Executive Officer and Chief Financial Officer) and employees. This Code of Business Conduct and Ethics can be found on our website at http://www.fusb.com under the tabs "Investors – Governance – FUSB Policies." Bancshares will provide any interested person a copy of the Code of Business Conduct and Ethics free of charge, upon written request to First US Bancshares, Inc., Attention: Beverly J. Dozier, Corporate Secretary, 131 West Front Street, Post Office Box 249, Thomasville, Alabama 36784.

Other information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from Bancshares' definitive proxy statement for the 2023 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

Item 11. Executive Compensation.

The information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from Bancshares' definitive proxy statement for the 2023 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Securities Authorized for Issuance under Equity Compensation Plans

The information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from Bancshares' definitive proxy statement for the 2023 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from Bancshares' definitive proxy statement for the 2023 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

Item 14. Principal Accountant Fees and Services.

The information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from Bancshares' definitive proxy statement for the 2023 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

Item 15. Exhibits and Financial Statement Schedules.

(a)   **Documents filed as part of this report**

    (1)   **Financial Statements.**

The consolidated financial statements of Bancshares and its subsidiaries, included herein in Item 8, are as follows:

- Management's Annual Report on Internal Control over Financial Reporting;

- Report of Independent Registered Public Accounting Firm – Carr, Riggs & Ingram, LLC (PCAOB ID 213);

- Consolidated Balance Sheets – December 31, 2022 and 2021;

- Consolidated Statements of Operations – Years Ended December 31, 2022 and 2021;

- Consolidated Statements of Changes in Shareholders' Equity – Years Ended December 31, 2022 and 2021;

- Consolidated Statements of Comprehensive (Loss) Income – Years Ended December 31, 2022 and 2021;

- Consolidated Statements of Cash Flows – Years Ended December 31, 2022 and 2021; and

- Notes to Consolidated Financial Statements – Years Ended December 31, 2022 and 2021.

    (2)   **Financial Statement Schedules.**

The financial statement schedules required to be included pursuant to this Item are not included herein because they are not applicable, or the required information is shown in the financial statements or notes thereto, which are incorporated by reference at subsection (a)(1) of this Item, above.

    (3)   **Exhibits.**

The exhibits to this report are listed in the exhibit index below.

(b)   Description of Exhibits

The following exhibits are filed with this report or incorporated by reference.

Exhibit No.	Description
2.1#	Stock Purchase and Affiliate Merger Agreement, dated April 16, 2018, by and among First US Bancshares, Inc., First US Bank, The Peoples Bank, Tracy E. Thompson and Tyler S. Thompson, and Tracy E. Thompson as shareholder representative (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 000-14549), filed on April 17, 2018)
3.1	Certificate of Incorporation of United Security Bancshares, Inc. (incorporated by reference to Exhibit 3(i) to the Quarterly Report on Form 10-Q (File No. 000-14549), filed on November 12, 1999)
3.1A	Certificate of Amendment to the Certificate of Incorporation of United Security Bancshares, Inc., effective as of October 11, 2016 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K (File No. 000-14549), filed on October 11, 2016)
3.2	Bylaws of First US Bancshares, Inc., effective as of November 16, 2022 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K (File No. 000-14549), filed on November 16, 2022)
4.1	Description of Registrant's Securities Registered Pursuant to Section 12 of the Exchange Act (incorporated by reference to Exhibit 4.1 to the Annual Report on Form 10-K (File No. 000-14549), filed on March 18, 2020)
10.1	Amended and Restated Executive Employment Agreement, dated December 19, 2013 (effective as of January 1, 2014), by and among United Security Bancshares, Inc., First United Security Bank and James F. House (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 000-14549), filed on December 19, 2013)*
10.2	Amended and Restated Change in Control Agreement dated March 1, 2022, by and among First US Bancshares, Inc., First US Bank and Thomas S. Elley (incorporated by reference to Exhibit 10.1 to the Current Report on 8-K (File No. 000-14549), filed on March 4, 2022)*
10.3	Second Amended and Restated Change in Control Agreement dated March 1, 2022, by and among First US Bancshares, Inc., First US Bank, and William C. Mitchell (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 000-14549), filed on March 4, 2022)*
10.4	Change in Control Agreement dated May 20, 2014, by and among United Security Bancshares, Inc., First United Security Bank and Beverly J. Dozier (incorporated by reference to Exhibit 10.5 to the Annual Report on Form 10-K (File No. 000-14549), filed on March 11, 2016)*
10.5	Amended and Restated Change in Control Agreement dated March 3, 2023, by and among First US Bancshares, Inc., First US Bank and Eric H. Mabowitz*
10.6	Form of Director Indemnification Agreement between United Security Bancshares, Inc. and its directors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 000-14549), filed on October 30, 2009)*
10.7	First US Bancshares, Inc. 2013 Incentive Plan, as amended on May 2, 2019 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 000-14549), filed on May 10, 2019)*
10.8	Form of Nonqualified Stock Option Agreement (Employees – Three-Year Vesting – 2016 Grants) (incorporated by reference to Exhibit 10.12 to the Annual Report on Form 10-K (File No. 000-14549), filed on March 11, 2016)*
10.9	Form of Nonqualified Stock Option Agreement (Employees – Three-Year Vesting – 2017, 2018 and 2019 Grants) (incorporated by reference to Exhibit 10.13 to the Annual Report on Form 10-K (File No. 000-14549), filed on March 15, 2018)*
10.10	Form of Restricted Stock Award Agreement (Five-Year Vesting) under the United Security Bancshares, Inc. 2013 Incentive Plan (incorporated by reference to Exhibit 10.12 to the Annual Report on Form 10-K (File No. 000-14549), filed on March 15, 2017)*
10.11	Form of Nonqualified Stock Option Agreement (Employees – Three-Year Vesting) (incorporated by reference to Exhibit 10.12 to the Annual Report on Form 10-K (File No. 000-14549), filed on March 18, 2020)*
10.12	Form of Restricted Stock Award Agreement (Employees – Three-Year Vesting) (incorporated by reference to Exhibit 10.13 to the Annual Report on Form 10-K (File No. 000-14549), filed on March 18, 2020)*

10.13	Form of Restricted Stock Award Agreement (Non-Employee Directors – One-Year Vesting) (incorporated by reference to Exhibit 10.14 to the Annual Report on Form 10-K (File No. 000-14549), filed on March 18, 2020)*
10.14	First United Security Bank Director Retirement Agreement dated October 17, 2002, with John C. Gordon (incorporated by reference to Exhibit 10.10 to the Quarterly Report on Form 10-Q (File No. 000-14549), filed on November 14, 2002)*
10.14A	First Amendment to the First United Security Bank Director Retirement Agreement for John C. Gordon, dated November 20, 2008 (incorporated by reference to Exhibit 10.13A to the Annual Report on Form 10-K (File No. 000-14549), filed on March 16, 2009)*
10.14B	Second Amendment to the First United Security Bank Director Retirement Agreement for John C. Gordon, dated January 25, 2017 (incorporated by reference to Exhibit 10.15B to the Annual Report on Form 10-K (File No. 000-14549), filed on March 15, 2017)*
10.15	First United Security Bank Director Retirement Agreement dated October 16, 2002, with William G. Harrison (incorporated by reference to Exhibit 10.16 to the Annual Report on Form 10-K (File No. 000-14549), filed on March 21, 2003)*
10.15A	First Amendment to the First United Security Bank Director Retirement Agreement for William G. Harrison, dated November 20, 2008 (incorporated by reference to Exhibit 10.14A to the Annual Report on Form 10-K (File No. 000-14549), filed on March 16, 2009)*
10.15B	Second Amendment to the First United Security Bank Director Retirement Agreement for William G. Harrison, dated January 25, 2017 (incorporated by reference to Exhibit 10.16B to the Annual Report on Form 10-K (File No. 000-14549), filed on March 15, 2017)*
10.16	First United Security Bank Director Retirement Agreement dated October 17, 2002, with Jack Meigs (incorporated by reference to Exhibit 10.13 to the Quarterly Report on Form 10-Q (File No. 000-14549), filed on November 14, 2002)*
10.16A	First Amendment to the First United Security Bank Director Retirement Agreement for Jack Meigs, dated November 20, 2008 (incorporated by reference to Exhibit 10.16A to the Annual Report on Form 10-K (File No. 000-14549), filed on March 16, 2009)*
10.16B	Second Amendment to the First United Security Bank Director Retirement Agreement for Jack Meigs, dated January 25, 2017 (incorporated by reference to Exhibit 10.17B to the Annual Report on Form 10-K (File No. 000-14549), filed on March 15, 2017)*
10.17	First United Security Bank Director Retirement Agreement dated October 17, 2002, with Bruce N. Wilson (incorporated by reference to Exhibit 10.18 to the Quarterly Report on Form 10-Q (File No. 000-14549), filed on November 14, 2002)*
10.17A	First Amendment to the First United Security Bank Director Retirement Agreement for Bruce N. Wilson, dated November 20, 2008 (incorporated by reference to Exhibit 10.21A to the Annual Report on Form 10-K (File No. 000-14549), filed on March 16, 2009)*
10.17B	Second Amendment to the First United Security Bank Director Retirement Agreement for Bruce N. Wilson, dated January 25, 2017 (incorporated by reference to Exhibit 10.19B to the Annual Report on Form 10-K (File No. 000-14549), filed on March 15, 2017)*
10.18	First United Security Bank Director Retirement Agreement dated November 17, 2011, with Andrew C. Bearden, Jr. (incorporated by reference to Exhibit 10.21 to the Annual Report on Form 10-K (File No. 000-14549), filed on March 30, 2012)*
10.19	First United Security Bank Director Retirement Agreement dated November 30, 2011, with J. Lee McPhearson (incorporated by reference to Exhibit 10.22 to the Annual Report on Form 10-K (File No. 000-14549), filed on March 30, 2012)*
10.20	United Security Bancshares, Inc. Non-Employee Directors' Deferred Compensation Plan (incorporated by reference to Exhibit 10.22 to the Annual Report on Form 10-K (File No. 000-14549), filed on March 12, 2004)*
10.20A	Amendment One to the United Security Bancshares, Inc. Non-Employee Directors' Deferred Compensation Plan dated December 18, 2008 (incorporated by reference to Exhibit 10.22A to the Annual Report on Form 10-K (File No. 000-14549), filed on March 16, 2009)*
10.20B	Amendment Two to the United Security Bancshares, Inc. Non-Employee Directors' Deferred Compensation Plan dated December 30, 2010 (incorporated by reference to Exhibit 10.22B to the Annual Report on Form 10-K (File No. 000-14549), filed on March 15, 2011)*

10.21	First US Bancshares, Inc. 2020 Cash Incentive Program (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File. No. 000-14549), filed on March 3, 2020)*
10.22	First US Bancshares, Inc. Non-Employee Director Fee Schedule (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 000-14549), filed on August 11, 2021)*
10.23A	Real Estate Sales Agreement, dated April 20, 2015 (incorporated by reference to Exhibit 10.1A to the Current Report on Form 8-K (File No. 000-14549), filed on March 11, 2016)
10.23B	First Amendment to Real Estate Sales Agreement, dated May 26, 2015 (incorporated by reference to Exhibit 10.1B to the Current Report on Form 8-K (File No. 000-14549), filed on March 11, 2016)
10.23C	Second Amendment to Real Estate Sales Agreement, dated August 25, 2015 (incorporated by reference to Exhibit 10.1C to the Current Report on Form 8-K (File No. 000-14549), filed on March 11, 2016)
10.23D	Third Amendment to Real Estate Sales Agreement, dated September 17, 2015 (incorporated by reference to Exhibit 10.1D to the Current Report on Form 8-K (File No. 000-14549), filed on March 11, 2016)
10.23E	Fourth Amendment to Real Estate Sales Agreement, dated October 17, 2015 (incorporated by reference to Exhibit 10.1E to the Current Report on Form 8-K (File No. 000-14549), filed on March 11, 2016)
10.24	2021 Cash Incentive Program (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 000-14549), filed on February 26, 2021)*
10.25	Form of Subordinated Note Purchase Agreement, dated October 1, 2021, by and among First US Bancshares, Inc. and the Purchasers (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 000-14549), filed on October 4, 2021)
10.26	2022 Cash Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 000-14549), filed on January 26, 2022)*
10.27	2023 Cash Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 000-14549), filed on January 25, 2023)*
21	Subsidiaries of First US Bancshares, Inc.
23	Consent of Carr, Riggs & Ingram, LLC
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act, as amended
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act, as amended
32	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	The following materials from the Company's Form 10-K Report for the year ended December 31, 2022, formatted in Inline XBRL: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Operations; (iii) the Consolidated Statements of Comprehensive Income; (iv) the Consolidated Statements of Changes in Shareholders' Equity; (v) the Consolidated Statements of Cash Flows; and (vi) the Notes to the Consolidated Financial Statements.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

Schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K. First US Bancshares, Inc. agrees to furnish a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.

* Indicates a management contract or compensatory plan or arrangement.

Item 16. Form 10-K Summary.

Bancshares has elected not to provide a summary of the information contained in this report at this time.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 10th day of March, 2023.

FIRST US BANCSHARES, INC.

By: /s/ James F. House
James F. House
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ James F. House James F. House	President, Chief Executive Officer and Director (Principal Executive Officer)	March 10, 2023
/s/ Thomas S. Elley Thomas S. Elley	Senior Executive Vice President, Treasurer, Assistant Secretary, Chief Financial Officer and Principal Accounting Officer (Principal Financial Officer and Principal Accounting Officer)	March 10, 2023
/s/ Robert Stephen Briggs Robert Stephen Briggs	Director	March 10, 2023
/s/ Sheri S. Cook Sheri S. Cook	Director	March 10, 2023
/s/ John C. Gordon John C. Gordon	Director	March 10, 2023
/s/ David P. Hale David P. Hale	Director	March 10, 2023
/s/ Marlene M. McCain Marlene M. McCain	Director	March 10, 2023
/s/ J. Lee McPhearson J. Lee McPhearson	Director	March 10, 2023
/s/ Jack W. Meigs Jack W. Meigs	Director	March 10, 2023
/s/ Aubrey S. Miller Aubrey S. Miller	Director	March 10, 2023
/s/ Donna D. Smith Donna D. Smith	Director	March 10, 2023
/s/ Bruce N. Wilson Bruce N. Wilson	Director	March 10, 2023

BOARD OF DIRECTORS

Robert Stephen Briggs
President and Chief Executive Officer of Petra Life Services, Inc. and
Chief Executive Officer of Longevity Quest, Inc.

Sheri S. Cook
Senior Vice President, Human Resources of Altec, Inc.

John C. Gordon
President of Forest Services, Inc. and
President of SS&J Land Co., Inc.

David P. Hale
Management and Technology Consultant;
Retired Professor, The University of Alabama,
Culverhouse College of Commerce,
Manderson Graduate School of Business

James F. House
President and Chief Executive Officer
of First US Bancshares, Inc. and First US Bank

Marlene M. McCain
Certified Public Accountant, Consultant, and
Retired Audit Partner

J. Lee McPhearson
Attorney at Law; Attorney for Choctaw County, Alabama;
Secretary of MJM Development, LLC; and
Manager of McPhearson Land and Timber, LLC

Jack W. Meigs
Retired Circuit Judge for the Fourth Judicial Circuit
of the State of Alabama and Attorney-at-Law

Aubrey S. Miller
Retired SVP, Financial Development, YMCA of Greater Birmingham;
President, Higher Ground Non-Profit Consulting Group; and
Senior Pastor, Faith Church at Midfield

Donna D. Smith
Retired Vice President of Human Resources and
Ethics for Alabama Power Company

Bruce N. Wilson
Senior Member in the Law Firm of Wilson, Drinkard & Drinkard, LLC

FIRST US BANCSHARES, INC.

<u>EXECUTIVE OFFICERS</u>

James F. House
Vice Chairperson of the Board;
President and Chief Executive Officer

Thomas S. Elley
Senior Executive Vice President, Treasurer, Assistant Secretary,
Chief Financial Officer and Principal Accounting Officer

William C. Mitchell
Senior Executive Vice President, Consumer Lending of First US Bank

Eric H. Mabowitz
Senior Executive Vice President, Chief Risk Officer, Chief Compliance Officer,
and CRA Officer of First US Bank

Beverly J. Dozier
Senior Vice President, Secretary and Assistant Treasurer

CORPORATE INFORMATION

COMMON STOCK

First US Bancshares, Inc. (the "Company") common stock is
listed on the NASDAQ Capital Market and is traded under
the symbol FUSB and CUSIP number 33744V103. As of
March 10, 2023, there were 5,869,391 outstanding shares,
7,738,156 issued shares and approximately 652 registered shareholders.

CORPORATE OFFICES

3291 U.S. Highway 280
Birmingham, AL 35243
Telephone: (205) 582-1200

LEGAL COUNSEL

Maynard, Cooper & Gale, P.C.
1901 Sixth Avenue North, Suite 1700
Birmingham, AL 35203
Telephone: (205) 254-1000

AUDITORS

Carr, Riggs & Ingram, LLC
4004 Summit Boulevard NE, Suite 800
Atlanta, GA 30319
Telephone: (770) 255-6043

TRANSFER AND PAYING AGENT

Computershare, Inc.
P. O. Box 43006 Providence, RI 02940-3006
150 Royall St., Suite 101 Canton, MA 02021
Telephone: (800) 368-5948

FINANCIAL PUBLICATIONS

Form 10-K is the Company's Annual Report filed with
the Securities and Exchange Commission. A copy of
the Company's Form 10-K for the fiscal year ended
December 31, 2022 is available on the SEC's website
at http://www.sec.gov, and this 2022 Annual Report is
available at http://www.edocumentview.com/FUSB.
The Company's Form 10-K and other SEC filings will be
available on the Bank's website at https://www.fusb.com.
These materials may also be obtained, without charge,
upon written request to Beverly J. Dozier, Corporate Secretary,
First US Bancshares, Inc., at 131 West Front Street /
P.O. Box 249, Thomasville, AL 36784.

First US Bancshares, Inc.
3291 U.S. Highway 280
Birmingham, Alabama 35243
(205) 582-1200
https://www.fusb.com